                                                   This filing is made pursuant
                                                   to Rule 424(b)(4) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-13161



PROSPECTUS



                                5,600,000 Shares


                                      LOGO
                                  COMMON STOCK
                            ------------------------


ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. OF THE 5,600,000 SHARES OF COMMON STOCK BEING OFFERED, 4,600,000 SHARES ARE
  BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 1,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE
     UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
       "UNDERWRITERS." THE COMPANY'S COMMON STOCK IS QUOTED ON THE NASDAQ
       STOCK MARKET'S NATIONAL MARKET UNDER THE SYMBOL "TREE." ON
        NOVEMBER 4, 1996, THE REPORTED LAST SALE PRICE OF THE COMMON
        STOCK WAS $39 1/2 PER SHARE.

                            ------------------------

     The Company will use the net proceeds from the sale of the Shares of Common Stock made hereby to provide a portion of the financing for the acquisition of Red Lion Hotels, Inc. pursuant to the Merger (as defined herein). The offering of Common Stock made hereby is contingent upon the consummation of the Merger, which in turn is subject to certain conditions. See "The Merger and the Financing Plan."
                            ------------------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 20 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED
  THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------


                             PRICE $39 1/4 A SHARE

                            ------------------------


                                                          UNDERWRITING
                                       PRICE TO          DISCOUNTS AND       PROCEEDS TO THE
                                        PUBLIC           COMMISSIONS(1)         COMPANY(2)
                                   ----------------    ------------------    ----------------
Per Share.....................          $39.25               $1.63                $37.62
Total(3)......................       $219,800,000          $9,128,000          $210,672,000


------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
    (2) Before deducting expenses payable by the Company estimated at $1,000,000.

    (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 840,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Company will be $252,770,000, $10,497,200 and $242,272,800, respectively. See "Underwriters."

                            ------------------------


     The Shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Shares of Common Stock will be made on or about November 8, 1996 at the offices of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in same day funds.

                            ------------------------

MORGAN STANLEY & CO.
              Incorporated

                             MONTGOMERY SECURITIES

                                                         SCHRODER WERTHEIM & CO.


November 5, 1996

                              [Inside cover page]
                           [Photographs of Doubletree
                       hotels and map depicting locations
                       of Doubletree and Red Lion hotels]

     IN CONNECTION WITH THIS OFFERING, THE U.S. UNDERWRITERS MAY OVER-ALLOT OR THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET, SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITERS."

                         ------------------------------

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
Corporate Organization................    4
Prospectus Summary....................    5
Risk Factors..........................   20
The Merger and the Financing Plan.....   28
Use of Proceeds.......................   32
Common Stock Price Range..............   32
Dividend Policy.......................   32
Capitalization........................   33
The Combined Company..................   34
Unaudited Pro Forma Condensed
  Consolidated Financial
  Information.........................   37
Selected Consolidated Financial
  Data of Doubletree..................   44
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition of Doubletree...   46
Business of Doubletree................   52

                                        PAGE
                                        ----
Selected Pro Forma Financial,
  Historical
  Financial and Other Data of Red
  Lion................................   67
Management's Discussion and Analysis
  of
  Results of Operations and Financial
  Condition of Red Lion...............   69
Business of Red Lion..................   74
Management............................   82
Security Ownership of Certain
  Beneficial
  Owners and Management of
  Doubletree..........................   85
Description of Capital Stock of
  Doubletree..........................   88
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   91
Underwriters..........................   94
Legal Matters.........................   97
Experts...............................   97
Available Information.................   98
Index to Financial Statements.........  F-1


                         ------------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents which have been filed with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (3) the Company's Current Reports on Form 8-K dated February 27, 1996, September 12, 1996 and October 16, 1996; and (4) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-24392) filed on June 18, 1994. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered upon written or oral request, a copy of any or all of such documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to Doubletree Corporation, 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, telephone number (602) 220-6666.

                             CORPORATE ORGANIZATION

DOUBLETREE

     Doubletree Corporation (the "Company") was incorporated on May 19, 1994 to succeed to all the assets, liabilities and business operations of Doubletree Partners, formerly Guest Quarters Hotel Partnership ("GQHP"). On December 16, 1993, Doubletree Partners and Doubletree Hotels Corporation ("DHC") were combined through the transfer of the ownership interests in DHC to Doubletree Partners in exchange for cash and partnership interests in Doubletree Partners (the "Doubletree Combination Transaction"). On June 30, 1994 (immediately prior to the initial public offering of the Company's Common Stock), the partners of Doubletree Partners, other than Samantha Hotel Corporation ("Samantha"), contributed their general partnership interests to the Company, and the Samantha owners contributed all the capital stock of Samantha to the Company in consideration for an aggregate of 15,500,000 shares of Common Stock, distributed in proportion to their respective ownership interests in Doubletree Partners prior to such transfers (the "Doubletree Reorganization").

RED LION

     Red Lion Hotels, Inc. ("Red Lion") was incorporated in March 1994 as a wholly-owned subsidiary of Red Lion, a California Limited Partnership (prior to August 1, 1995, "Historical Red Lion" and, on and after August 1, 1995, the "Partnership"). Red Lion's operations commenced in March 1995 when Historical Red Lion contributed a 49.4% interest in a joint venture which owns the Santa Barbara Red Lion Hotel to Red Lion. Red Lion completed an initial public offering of Red Lion Common Stock (as defined below) on August 1, 1995 (the "Red Lion Offering"). After giving effect to the Red Lion Offering, the Partnership currently owns approximately 67% of outstanding Red Lion Common Stock. Immediately prior to the closing of the Red Lion Offering, Historical Red Lion repaid certain of its outstanding indebtedness with existing cash balances and contributed substantially all of its assets (excluding 17 hotels (the "Red Lion Leased Hotels"), certain minority joint venture interests and certain current assets) and certain liabilities to Red Lion (the "Red Lion Formation"). On August 1, 1995, Red Lion refinanced or repaid substantially all of the debt contributed pursuant to the Red Lion Formation with the net proceeds of the Red Lion Offering, borrowings under a new term loan and existing cash (the "Red Lion Refinancing"). Red Lion also entered into a long-term master lease with the Partnership for the Red Lion Leased Hotels.
                         ------------------------------

     Unless otherwise noted, the statistics set forth in "Business of Red Lion" in this Prospectus relating to the lodging industry (other than Red Lion statistics) are from, or have been derived from, information published or provided by Smith Travel Research, an industry research organization. Smith Travel Research has not provided any form of consultation, advice or counsel regarding any aspect of the Merger, and Smith Travel Research is in no way associated with the proposed transaction.
                         ------------------------------

     Doubletree(R), Doubletree Guest Suites(R) and Doubletree Club Hotels(R) are registered trademarks of the Company, and Club Hotels by Doubletree(TM) and Sweet Dreams(TM) are trademarks of Doubletree.

     Red Lion Hotel(R), Red Lion Inn(R) and Red Lion(R) are registered trademarks of Red Lion.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, (i) the "Company" or "Doubletree" refers to Doubletree Corporation and, unless the context otherwise requires, its subsidiaries, (ii) "Red Lion" refers to Red Lion Hotels, Inc. (and, for periods prior to the Red Lion Formation, the operations of Historical Red Lion and Historical Red Lion's subsidiaries, affiliates and joint ventures) and, unless the context otherwise requires, its subsidiaries, (iii) the "Partnership" means Red Lion, a California Limited Partnership, and its subsidiaries, subsequent to the Red Lion Formation and (iv) the "Combined Company" refers to the operations of Doubletree (including Red Lion) after giving effect to the Merger (as defined herein). For a discussion of the historic corporate organization of Doubletree and Red Lion, see "Corporate Organization." Unless the context otherwise requires, all assumptions relating to the Merger and the Financing Plan (as defined herein), and to share numbers after giving effect thereto, assume that (a) 5,600,000 shares of Common Stock are issued and sold in the Offering (as defined herein) at a price of $39.25 per share, (b) 6,925,502 shares of Common Stock are issued in the Merger, based upon (i) an assumed Final Doubletree Stock Price under the Merger Agreement (each as defined herein) of $45.00 and (ii) a resulting adjustment of the Exchange Ratio (as defined herein) from .2398 to .2153 in accordance with the Merger Agreement, and (c) 2,444,988 shares of Common Stock are issued and sold pursuant to the GEPT Equity Investment (as defined below) on the basis of such assumed adjusted Exchange Ratio. See "The Merger and the Financing Plan." Unless otherwise noted, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."


                                  INTRODUCTION

     On September 12, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Red Lion and RLH Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Red Lion (the "Merger") and Red Lion will become a wholly-owned subsidiary of the Company. The total amount of funds required by Doubletree to consummate the Merger and to pay related fees and expenses is expected to be approximately $919.7 million, which will be financed in part through the sale of the Common Stock offered hereby (the "Offering"). The sale of the shares of the Common Stock in the Offering will occur concurrently with, and is contingent upon, consummation of the Merger, which in turn is subject to certain conditions. See "The Merger and the Financing Plan."

                                 THE COMPANIES

DOUBLETREE

     Doubletree is one of the nation's leading hotel management companies. Doubletree provides hotel owners with management and franchise services under its Doubletree Hotels, Doubletree Guest Suites, Doubletree Club Hotels and Club Hotels by Doubletree brand names, as well as management services for non-Doubletree brand hotels. At June 30, 1996, Doubletree managed, leased, or franchised 179 hotels with an aggregate of 41,232 rooms in 37 states, the District of Columbia and Mexico. This represents a 63% and 43% increase in managed, leased or franchised hotels and aggregate room count, respectively, during the twelve month period ended June 30, 1996. Excluding the hotels which became part of the Doubletree system through the acquisition of RFS, Inc., a privately held hotel operator ("RFS Management"), in February 1996 (the "RFS Acquisition") through which Doubletree significantly expanded its portfolio of non-Doubletree brand hotels (the "RFS Hotels"), this growth was 17% and 19%, respectively. See "Business of Doubletree -- The RFS Acquisition." At June 30, 1996, the Company's hotels included 60 Doubletree Hotels, 37 Doubletree Guest Suites, 13 Doubletree Club Hotels, and 69 hotels operated by Doubletree under third party brand names or as independent hotels.

     After the Merger, the principal executive offices of Doubletree will continue to be located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, their telephone number at such address is (602) 220-6666 and Doubletree maintains a web site at http://www.doubletreehotels.com.

RED LION

     Red Lion is a leading full service hospitality company. At June 30, 1996, Red Lion operated 55 hotels containing 14,540 rooms in the western United States. In July 1996, Red Lion acquired a hotel in Houston, Texas, containing 319 rooms. In September 1996, Red Lion purchased the Modesto, California hotel, which it managed prior to such acquisition. These two acquisitions and the April 1996 acquisition of a hotel in San Antonio, Texas are referred to herein as the "Red Lion 1996 Hotel Acquisitions." Red Lion has long term operating control over substantially all of its properties. As of September 15, 1996, Red Lion owned or leased, under a long-term lease, 41 of its 56 hotels. Red Lion's remaining 15 hotels are operated pursuant to management contracts. Owned hotels consist of 100% owned properties (17 hotels) and properties in which Red Lion holds at least a 50% interest through joint venture agreements (seven hotels).

THE COMBINED COMPANY

     After the consummation of the Merger, the Combined Company will be one of the largest full service hotel operating companies in the United States. On a pro forma basis, as of June 30, 1996, the Combined Company would have had a portfolio of 234 hotels (197 of which it would have managed and 37 of which it would have franchised) containing 55,770 rooms in the United States and Mexico. On a pro forma basis, the Combined Company would have had revenues of $599.3 million for the year ended December 31, 1995 and $327.9 million for the six months ended June 30, 1996, with operating income of $60.0 million and $45.8 million and net income of $20.2 million and $14.6 million, respectively.

     Doubletree's principal business strategy is, and the Combined Company's principal business strategy will be, to provide its hotel owners with high quality, responsive hotel management and franchise services designed to improve hotel profitability and to provide its hotel guests with a high level of satisfaction. In executing this business strategy, Doubletree seeks to implement policies and programs designed to increase revenues while minimizing operating expenses. Doubletree seeks to grow hotel revenues by continuing to strengthen the Doubletree brand and implementing national, regional and local sales and marketing programs. Programs designed to reduce costs include providing purchasing services at favorable prices to hotel owners, offering management services and the Doubletree brand for one combined fee, minimizing the costs associated with operating under the Doubletree brand name, and promoting employee productivity and morale. As a result of these and other Doubletree business strategies, net operating income for the 46 hotels managed by Doubletree for the period from January 1, 1991 through December 31, 1995 has, Doubletree believes, increased on average by approximately 20% per annum during such period.

     Doubletree's growth strategy is, and the Combined Company's growth strategy will be, focused on four areas: (i) improving the revenue and operating performance of its existing hotels; (ii) increasing the number of rooms under its management or brand in its hotel portfolio; (iii) expanding the support services it offers to hotel owners; and (iv) acquiring other hotel management companies.

     Doubletree believes that it has several competitive strengths that will enable it to implement its growth strategy and continue to obtain additional management contracts, leases and franchise agreements, including: (i) a proven track record of generating profits for hotel owners; (ii) the strength of the Doubletree brand; (iii) the ability to offer capital and flexible management structures to hotel owners; (iv) established relationships with institutional hotel investors; (v) the operation of multiple product lines and brands; and
(vi) the ability to increase penetration into Doubletree's existing markets.

     In addition to the Merger, Doubletree has pursued its growth strategy in 1996 by completing the following transactions:

     - Acquisition of RFS, Inc. and Strategic Alliance with RFS Hotel Investors, Inc. In February 1996, Doubletree significantly expanded its portfolio of non-Doubletree brand hotels with the acquisition of

       RFS Management, which operates 50 hotels with approximately 7,000 rooms under such franchise brands as Holiday Inn, Holiday Inn Express, Residence Inn by Marriott, Hampton Inn, and Comfort Inn. The RFS Acquisition allows the Combined Company to further pursue non-Doubletree brand management contract and lease opportunities. Doubletree also separately negotiated a Right of First Refusal (as defined below in "Business of Doubletree -- Recent Developments -- Acquisition of RFS Management") with RFS Hotel Investors, Inc., a leading hotel real estate investment trust (the "REIT"), which provides a new source of long-term hotel management and lease opportunities for additions to the Combined Company's hotel portfolio.

     - Formation of Candlewood. Doubletree has entered the mid-priced extended stay segment of the hotel industry through a joint venture ("Candlewood") with entities controlled by Mr. Jack DeBoer, the founder of Residence Inns, whom the industry credits with creating the extended stay concept. Mr. DeBoer is primarily responsible for the development and day-to-day operations of Candlewood. Candlewood's first hotel commenced operations in May 1996. Doubletree believes that Candlewood provides an opportunity to generate additional revenue and participate in a rapidly expanding and high demand segment of the lodging industry.

     - Formation of Joint Venture Strategic Alliance with Patriot American Hospitality, Inc. In August 1996, Doubletree and Patriot American Hospitality, Inc. ("Patriot"), one of the nation's leading hotel real estate investment trusts, committed to invest $20.0 million and $200.0 million, respectively, of equity capital to acquire hotels that would be managed, branded and leased by Doubletree. Management believes this strategic alliance will provide the Combined Company with another source of long-term hotel management and lease opportunities. The joint venture has successfully completed the acquisition of four Doubletree hotels.

     The Merger is consistent with, and is an important step in, Doubletree's growth strategy. The Red Lion hotels complement Doubletree's current brand portfolio and create critical mass for improved national brand awareness. While there can be no assurance that the integration of Doubletree and Red Lion will be successful or accomplished in a timely fashion or that the Combined Company will successfully implement its growth strategy (see "Risk
Factors -- Integration of the Two Companies" and "Risk Factors--Risk of Contract Turnover"), Doubletree believes the Merger will generate several benefits, including:

     - Doubletree believes that the Combined Company's expanded size and diverse geographic presence presents opportunities for enhancing Doubletree's brand recognition. Subject to the receipt of necessary third party approvals, Doubletree currently intends to convert most of the Red Lion hotels to one of the Doubletree brands, thereby providing a major increase in market coverage for Doubletree's full service product, particularly in the western United States. Based on its examination of Red Lion hotels, Doubletree believes that such properties are generally in well maintained condition and of high quality. As a result Doubletree does not expect that such hotel brand conversions will require significant capital expenditures. If the plans to convert the Red Lion hotels to Doubletree brand hotels are successful, the Merger will nearly double the number of upscale, non-suite Doubletree brand hotels, with limited overlap in existing markets served. Notwithstanding the increased size and presence of the Combined Company, Doubletree believes that there will be a significant number of available markets offering expansion potential for the Combined Company, including many of the markets in which the Combined Company's hotels will be located.

     - Doubletree believes that as a result of Doubletree's national brand recognition, marketing strength, and higher average daily rate ("ADR") structure compared to Red Lion's, the conversion of the Red Lion hotels to the Doubletree brand presents opportunities for improvement in both ADR and occupancy rates.

     - Doubletree believes that the majority of leases and management agreements covering the Red Lion hotels are long-term, stable assets that do not present a significant risk that they will be terminated or renegotiated in the ordinary course of the Combined Company's business.

     - Doubletree believes that the Combined Company will create economies of scale in services provided to its hotel owners, such as centralized reservations services, national sales and marketing departments, centralized accounting, management information services and other administrative departments. As a result of the Merger, Doubletree believes that the Combined Company will achieve additional cost savings in these centralized services departments over those that have been experienced by Doubletree or Red Lion separately. In addition, Doubletree believes that the opportunity to integrate Red Lion's and Doubletree's corporate headquarters and services will result in cost savings that will directly benefit the Combined Company.

     - Doubletree believes that the combination of the experienced hotel employees at each of Doubletree and Red Lion will result in the Combined Company having a large pool of hotel employees with proven track records that can further support the implementation of Doubletree's business strategy and support the Combined Company's future growth. In addition, the Merger presents Doubletree with the opportunity to augment its successful corporate management team with individuals from Red Lion's experienced corporate management team.

     - Doubletree believes it can extend its purchasing power and leverage with vendors to the Red Lion hotels. Doubletree offers purchasing services to the hotels in its portfolio and uses its purchasing power, and, where appropriate, the purchasing power of certain of its major stockholders, to negotiate favorable contract terms with vendors, on both a regional and national basis. Doubletree believes that the Combined Company's increased size will further increase its purchasing power with such vendors and any prospective vendors, which may therefore result in cost savings to the hotel owners and may generate increased profits for the Combined Company.

     - Doubletree believes Red Lion's significant investments in upgrading its reservation system will enhance the performance of its current reservation system. Red Lion has invested approximately $11 million in developing a new, state-of-the-art central reservations system, which includes a direct interface with airline reservation systems, advanced marketing database capabilities and improved revenue management tools, including real-time room inventory, and is anticipated to be operational throughout the Red Lion system in early 1997. Doubletree currently intends to integrate its current reservation system with Red Lion's reservation system, capitalizing on the best aspects of each system, for use by the Combined Company's portfolio of hotels.

     As a result of the Merger, Doubletree will acquire 100% ownership in 17 of Red Lion's 56 hotel properties. Doubletree believes that these hotels can benefit substantially from the implementation of the Combined Company's business strategy. Doubletree, however, remains focused on managing hotels, and once such operating improvements outlined above have been realized, will explore all of its alternatives, including the sale of one or more of such properties while retaining the right to manage the hotels sold.


     It is expected that Doubletree's management team will continue to manage the operations of the Combined Company after the completion of the Merger. Doubletree intends to review its own operations and the operations of Red Lion in order to develop a plan to integrate the operations of both companies, capitalizing on the best aspects of each organization. Although no specific plans have been developed, Doubletree anticipates that there are opportunities to integrate corporate functions, sales and marketing, central reservations and accounting functions. The Board of Directors of Doubletree will be expanded to include two additional members to be designated by the Partnership, an entity affiliated with Kohlberg Kravis Roberts & Co. ("KKR"). The Partnership is the majority stockholder of Red Lion and will own approximately 11.8% of all outstanding Doubletree Common Stock upon consummation of the Merger and the Financing Plan (as defined below). GE Investment Management Incorporated ("GEIM"), Doubletree's principal stockholder, and the Trustees of General Electric Pension Trust ("GEPT") will together beneficially own an aggregate of approximately 23.2% of the Doubletree Common Stock upon consummation of the Merger and the Financing Plan (as defined below). See "The Merger -- The Financing Plan" and "Security Ownership of Certain Beneficial Owners and Management of Doubletree."

                                  THE OFFERING


Common Stock offered
  United States offering.....................  4,600,000 shares(1)
  International offering.....................  1,000,000 shares
     Total...................................  5,600,000 shares(1)
Common Stock to be outstanding after the
  Offering...................................  38,059,076 shares(1)(2)(3)
Use of proceeds..............................  To provide a portion of the financing for the
                                                 Merger. See "Use of Proceeds" and "The
                                                 Merger and the Financing Plan."
The Nasdaq Stock Market's National Market
  Symbol.....................................  TREE


---------------

(1) Excludes 840,000 shares of Common Stock subject to the U.S. Underwriters' over-allotment option. See "Underwriters".


(2) Excludes an aggregate of 1,760,275 shares of Common Stock subject to issuance upon the exercise of options outstanding at August 15, 1996 under the Company's 1994 Equity Participation Plan, as amended (the "Incentive Plan").

(3) Assumes 6,925,502 shares of Common Stock are issued in the Merger and 2,444,988 shares of Common Stock are sold pursuant to the GEPT Equity Investment, based on the assumptions set forth in the first paragraph of "Prospectus Summary."

                       THE MERGER AND THE FINANCING PLAN

GENERAL

     On September 12, 1996, the Company entered into the Merger Agreement with Red Lion and Merger Sub, pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Red Lion in the Merger and Red Lion will become a wholly-owned subsidiary of the Company.

     The obligations of the Company and Red Lion to consummate the Merger are subject to the satisfaction (or waiver) of certain conditions, including, among others, the approval of the stockholders of Red Lion. The approval of the Merger by Red Lion stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of Red Lion Common Stock entitled to vote thereon. The Partnership has agreed to vote its shares of Red Lion Common Stock (constituting approximately 66.7% of the total number of shares so entitled to vote) in favor of approval and adoption of the Merger Agreement and the Merger. As a result, upon the vote of the Partnership in accordance with such agreement, approval and adoption of the Merger Agreement and the Merger by the stockholders of Red Lion are assured. The Merger Agreement may also be terminated under certain circumstances. If the Merger is approved by the requisite vote of the Red Lion stockholders and the other conditions to the Merger are satisfied or waived, the Merger will be consummated and become effective at the time specified in the Merger Agreement (the "Effective Time"). See "The Merger and the Financing Plan."

     Assuming the conditions to the Merger are met, the closing of the Offering hereby will occur concurrently with, and will be contingent upon the consummation of, the Merger at the Effective Time and will provide a portion of the financing for the Merger.

MERGER CONSIDERATION


     Upon consummation of the Merger, each share of common stock, par value $.01 per share, of Red Lion ("Red Lion Common Stock") which is outstanding immediately prior to the Merger will be converted into the right to receive (i) $21.30 in cash, plus interest if the Merger does not occur on or prior to November 18, 1996 (as further described herein, the "Cash Consideration"), and
(ii) .2398 shares (the "Exchange Ratio") of the Company's Common Stock, subject to adjustment under certain circumstances (collectively together with the Cash Consideration, and as further described herein, the "Merger Consideration"). In addition, upon consummation of the Merger, each option to purchase Red Lion Common Stock then outstanding under Red Lion's 1995 Equity Participation Plan (each, a "Red Lion Option") will be converted into and represent the right to receive (i) the Merger Consideration into which the share or shares of Red Lion Common Stock issuable upon exercise of such Red Lion Option would have been converted if such Red Lion Option had been exercised immediately prior to the effective time of the Merger, reduced by
(ii) the aggregate exercise price for the shares of Red Lion Common Stock then issuable upon exercise of such Red Lion Option and the amount of any withholding taxes which may be required thereon. See "The Merger and the Financing Plan."

THE FINANCING PLAN


     The total amount of funds required by Doubletree to consummate the Merger and to pay related fees and expenses is expected to be approximately $919.7 million, including approximately $685.2 million to be paid to stockholders and optionholders of Red Lion as Cash Consideration in the Merger, approximately $213.3 million which will be used to retire existing outstanding indebtedness of Red Lion immediately following consummation of the Merger and $21.2 million of estimated fees and expenses excluding underwriters discounts and commissions of the Offering (as defined below). It is currently anticipated that such amounts will be financed (the "Financing Plan") through (i) $600.0 million of borrowings under a $736.0 million term loan and revolving credit facility committed by Morgan Stanley Senior Funding, Inc. and the Bank of Nova Scotia (the "New Credit Facility"), (ii) approximately $209.7 million in proceeds from the Offering hereby, net of underwriting discounts and commissions and estimated offering expenses, at or prior to the Effective Time, (iii) $100.0 million in proceeds from the sale of newly-issued shares of Doubletree Common Stock, and warrants to purchase additional newly-issued shares of Doubletree Common Stock (the "Warrants"), to GEPT or an affiliate thereof (the "GEPT Equity Investment"), and
(iv) cash on hand.



                                                                            AMOUNT
                                                                        --------------
                                                                        (IN MILLIONS)
        Sources of Funds:
        Borrowings under the New Credit Facility.......................     $600.0
        Net proceeds from the Offering.................................      209.7
        Proceeds from the GEPT Equity Investment.......................      100.0
        Cash on hand...................................................       10.0
                                                                              ----
             Total sources of funds....................................     $919.7
                                                                              ====
        Uses of Funds:
        Cash Consideration in the Merger...............................     $685.2
        Repayment of existing indebtedness of Red Lion.................      213.3
        Estimated fees and expenses, excluding underwriting discounts and commissions and estimated offering expenses in connection
          with the Offering............................................       21.2
                                                                              ----
             Total uses of funds.......................................     $919.7
                                                                              ====


     In the event that the Offering is not consummated at or prior to the Effective Time, Doubletree currently intends to finance the Merger to the extent necessary, through additional borrowings under the New Credit Facility and bridge financing of up to $150.0 million for which Doubletree has received a written commitment from various institutions, including Morgan Stanley Group Inc. (the "Bridge Loan"). See "The Merger and the Financing Plan -- The Financing Plan."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 20 hereof for information that should be considered by prospective investors.

                          FORWARD LOOKING INFORMATION

     The statements contained in this Prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: national or local economic conditions affecting the supply and demand for hotel space; competition in hotel operations, including additional or improved services or facilities of competitors and price competition; competition for acquisition and other expansion opportunities which could limit the ability of Doubletree to implement its external growth strategy; availability of financing to fund expansion opportunities; and integration of the business of Doubletree and Red Lion following the Merger. The forward-looking statements should be considered in light of these factors.

            UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA OF DOUBLETREE

     The following combined statement of operations table presents unaudited pro forma summary financial information for Doubletree for the year ended December 31, 1995 and the six month periods ended June 30, 1995 and June 30, 1996 as if the Merger, the Financing Plan, the Red Lion Formation and the Red Lion 1996 Hotel Acquisitions had each occurred on January 1, 1995. Additionally, the balance sheet data below is based on the unaudited June 30, 1996 balance sheets of Red Lion and Doubletree and assumes that the Merger and the Financing Plan were completed as of June 30, 1996 and that the two hotels acquired subsequent to June 30, 1996 in connection with the Red Lion 1996 Hotel Acquisitions had been purchased as of June 30, 1996. The unaudited pro forma financial data set forth below is presented for informational purposes only and may not reflect Doubletree's future results of operations and financial position or what the results of operations and financial position would have been had such transactions occurred on the dates indicated. The information below should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Doubletree" included elsewhere in this Prospectus.


                                                            YEAR ENDED       SIX MONTHS ENDED JUNE
                                                           DECEMBER 31,               30,
                                                           ------------     -----------------------
                                                            PRO FORMA       PRO FORMA     PRO FORMA
                                                               1995           1995          1996
                                                           ------------     ---------     ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.........................................    $599,309       $ 286,670     $ 327,888
  Total operating costs and expenses.....................     539,358         250,944       282,127
  Operating income.......................................      59,951          35,726        45,761
  Interest, net..........................................     (37,050)        (18,819)      (18,838)
  Income before income taxes and minority interest.......      22,901          16,907        26,923
  Net income.............................................      20,225           9,352        14,597
  Earnings per share(1)..................................        0.54            0.25          0.39
  Weighted average common and common equivalent
     shares(1)...........................................      37,190          36,955        37,820
OTHER DATA:
  Operating Data Excluding Non-Recurring Items
     Operating income....................................    $ 77,178(2)    $  35,726     $  45,761
     Net income..........................................      21,266(3)        8,816(3)     14,597
     Earnings per share(1)...............................        0.57(3)         0.24(3)       0.39
  EBITDA(4)..............................................    $119,296       $  64,836     $  75,747



                                                                              AS OF JUNE 30, 1996
                                                                              -------------------
BALANCE SHEET DATA:
  Cash and cash equivalents...............................................        $    56,926
  Total assets............................................................          1,784,122
  Long-term debt, net of current portion..................................            595,000
  Stockholders' equity....................................................            775,719
  Book value per common share.............................................        $     20.39


---------------

(1) Pro forma per share information assumes that the approximately 15.0 million shares to be issued in connection with the Merger were issued as of January 1, 1995.


(2) Excludes $2.6 million of business combination expenses incurred by Doubletree in the fourth quarter of 1995 related to the RFS Acquisition and $14.7 million of formation expenses incurred by Red Lion as a result of the Red Lion Formation in August 1995.

(3) Adjusted to (a) provide for increased income tax expense on the excluded business combination and formation expenses incurred during the year ended December 31, 1995, (b) exclude the deferred tax benefit of $9.7 million related to the Red Lion Formation and provide for income taxes at the statutory rate and (c) provide for taxes on RFS Management's earnings that were not taxed due to its Sub-Chapter S status for both 1995 periods.

(4) EBITDA represents earnings before interest expense, income taxes, income
    (loss) attributable to joint venturers' interest, and depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles, and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.

     For the year ended December 31, 1995 EBITDA includes $14.7 million of non-recurring formation expenses associated with the Red Lion Formation and $2.6 million of business combination expenses related to the RFS Acquisition. Excluding these expenses, EBITDA for the year ended December 31, 1995 would have been $136.5 million.

COMBINED SUMMARY OPERATING DATA

                                                                AS OF                 AS OF
                                                            DECEMBER 31,            JUNE 30,
                                                          -----------------     -----------------
                                                           1994       1995       1995       1996
                                                          ------     ------     ------     ------
NUMBER OF HOTELS
  Owned Hotels..........................................      21         21         21         22
  Management Contracts..................................      92         97         96        102
  Lease Agreements......................................      21         22         22         73
  Franchise Agreements..................................      23         30         24         37
                                                          ------     ------     ------     ------
     Total..............................................     157        170        163        234
                                                          ======     ======     ======     ======
NUMBER OF ROOMS
  Owned Hotels..........................................   5,113      5,113      5,117      5,406
  Management Contracts..................................  25,729     28,105     27,322     29,552
  Lease Agreements......................................   4,608      5,006      5,006     12,234
  Franchise Agreements..................................   4,969      6,641      5,209      8,580
                                                          ------     ------     ------     ------
     Total..............................................  40,419     44,865     42,654     55,772
                                                          ======     ======     ======     ======

                                                                AS OF                 AS OF
                                                            DECEMBER 31,            JUNE 30,
                                                          -----------------     -----------------
                                                           1994       1995       1995       1996
                                                          ------     ------     ------     ------
OTHER DATA
  Total Doubletree average daily rate(1)................  $82.21     $86.41     $82.22     $87.93
  Doubletree branded hotels average daily rate(1).......   84.59      88.99      88.55      94.99
  Red Lion average daily rate...........................   70.52      75.14      74.80      79.75
  Total Doubletree occupancy percentage(1)..............    71.0%      71.8%      72.8%      74.5%
  Doubletree branded hotels occupancy percentage(1).....    71.2       71.9       72.1       73.9
  Red Lion occupancy percentage.........................    72.1       72.7       72.2       71.0
  Total Doubletree REVPAR(1)(2).........................  $58.38     $62.03     $59.86     $65.51
  Doubletree branded hotels REVPAR(1)(2)................   60.22      63.96      63.84      70.20
  Red Lion REVPAR(2)....................................   50.85      54.59      54.10      56.61

---------------
(1) For the years ended 1994 and 1995, includes only information for hotels continuously managed by Doubletree (including RFS Management, but excluding Red Lion) since January 1, 1994. For the six months ended June 30, 1995 and 1996, includes only information for hotels continuously managed by Doubletree (including RFS Management, but excluding Red Lion) since January 1, 1995. Doubletree branded hotels include only those hotels managed by Doubletree under the Doubletree brand. Total Doubletree includes all hotels (other than Red Lion hotels) managed by Doubletree.

(2) REVPAR is occupancy percentage multiplied by average daily rate.

                  SUMMARY FINANCIAL INFORMATION OF DOUBLETREE

     The following tables present summary historical consolidated financial information for Doubletree, all of which have been restated to give effect to the RFS Acquisition in February 1996, which was accounted for as a pooling of interests. The table also presents summary pro forma consolidated financial information for the year ended December 31, 1993, assuming that the Doubletree Combination Transaction and the Doubletree Reorganization had each occurred on January 1, 1993. The information below should be read in conjunction with the consolidated financial statements of Doubletree and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Doubletree." Pro forma results of operations are not necessarily indicative of the results of operations as they might have been had the Doubletree Combination Transaction and the Doubletree Reorganization been consummated at the beginning of the period shown. The results of operations for the six months ended June 30, 1995 and 1996 are not necessarily indicative of the results expected for the full year. For a discussion of the historical corporate organization of Doubletree, see "Corporate Organization."

                                                                                  SIX MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                  JUNE 30,
                                     --------------------------------------     --------------------
                                     PRO FORMA(1)      ACTUAL       ACTUAL      ACTUAL       ACTUAL
                                         1993           1994         1995        1995         1996
                                     ------------     --------     --------     -------     --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Total revenues...................    $ 56,796       $112,482     $196,586     $91,349     $117,376
  Total operating costs and
     expenses......................      41,171         93,711      174,282      79,452      100,181
  Operating income.................      15,625         18,771       22,304      11,897       17,195
  Interest, net....................      (1,247)           799        3,920       1,726        1,947
  Income before income taxes and
     minority interest.............      14,378         19,570       26,224      13,623       19,142
  Net income.......................       8,615         13,235(2)    17,791       9,387       12,427
  Earnings per share...............    $   0.47       $   0.66(2)  $   0.80     $  0.43     $   0.54
  Pro forma net income(3)..........                                $ 18,736     $ 8,851
  Pro forma earnings per
     share(3)......................                                $   0.84     $  0.40
  Weighted average common and
     common equivalent shares(4)...      18,228         20,071       22,219      21,984       22,849
OTHER DATA:
  EBITDA(5)........................    $ 19,115       $ 23,344     $ 31,137(5)  $15,811     $ 22,225

                                                                                     AS OF
                                                                                    JUNE 30,
                                                                                      1996
                                                                                    --------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.......................................................  $ 46,566
  Total assets....................................................................   211,973
  Long-term debt, net of current portion..........................................        --
  Stockholders' equity............................................................   154,461
  Book value per common share.....................................................  $   6.70

                                                        AS OF DECEMBER 31,       AS OF JUNE 30,
                                                        -------------------     -----------------
                                                         1994        1995        1995       1996
                                                        ------      -------     ------     ------
SUMMARY OPERATING DATA:
  NUMBER OF HOTELS
  Doubletree Full-Service Hotels......................      44           56         49         60
  Doubletree Guest Suite Hotels.......................      33           36         34         37
  Doubletree Club Hotels..............................      14           13         14         13
                                                        ------       ------     ------     ------
     Total Doubletree Brand Hotels....................      91          105         97        110
  Non-Doubletree Brand Hotels.........................      13           11         13         69
                                                        ------       ------     ------     ------
     Total Company Hotel Portfolio....................     104          116        110        179
                                                        ======       ======     ======     ======
  Management Contracts................................      77           81         81         86
  Lease Agreements(6).................................       4            5          5         56
  Franchise Agreements................................      23           30         24         37
                                                        ------       ------     ------     ------
     Total Company Hotel Portfolio....................     104          116        110        179
                                                        ======       ======     ======     ======

                                                        AS OF DECEMBER 31,       AS OF JUNE 30,
                                                        -------------------     -----------------
                                                         1994        1995        1995       1996
                                                        ------      -------     ------     ------
NUMBER OF ROOMS
  Doubletree Full-Service Hotels......................  14,207       18,422     16,269     19,334
  Doubletree Guest Suite Hotels.......................   7,138        7,693      7,378      8,033
  Doubletree Club Hotels..............................   2,573        2,386      2,573      2,364
                                                        ------      -------     ------     ------
     Total Doubletree Brand Hotels....................  23,918       28,501     26,220     29,731
  Non-Doubletree Brand Hotels.........................   2,620        2,114      2,551     11,501
                                                        ------      -------     ------     ------
     Total Company Hotel Portfolio....................  26,538       30,615     28,771     41,232
                                                        ======      =======     ======     ======
  Management Contracts................................  20,952       22,957     22,545     24,407
  Lease Agreements(6).................................     617        1,017      1,017      8,245
  Franchise Agreements................................   4,969        6,641      5,209      8,580
                                                        ------      -------     ------     ------
     Total Company Hotel Portfolio....................  26,538       30,615     28,771     41,232
                                                        ======      =======     ======     ======

                                                            YEARS ENDED         SIX MONTHS ENDED
                                                           DECEMBER 31,             JUNE 30,
                                                        -------------------     -----------------
                                                         1994        1995        1995       1996
                                                        ------      -------     ------     ------
REVPAR ANALYSIS(7)
  Doubletree Full-Service Hotels......................  $56.48      $ 60.08     $58.22     $64.28
  Doubletree Guest Suite Hotels.......................   69.57        73.74      77.00      84.13
  Doubletree Club Hotels..............................   41.59        43.99      47.34      50.74
     Total Doubletree Brand Hotels....................   60.22        63.96      63.84      70.20
  Non-Doubletree Brand Hotels.........................   49.02        52.51      50.60      54.69
     Total Company Hotel Portfolio....................   58.38        62.03      59.86      65.51

---------------
(1) Assumes that the Doubletree Combination Transaction and the Doubletree Reorganization had each occurred on January 1, 1993.

(2) Doubletree's effective tax rate for the year ended December 31, 1994 was 32.4% due to the organizational structure of Doubletree prior to its initial public offering. Had a 35% rate been applied, 1994 net income and earnings per share would have been $12.7 million and $0.63, respectively.

(3) During the fourth quarter of 1995, Doubletree and RFS Management incurred, in the aggregate, $2.6 million of business combination expenses related to the RFS Acquisition which closed in February 1996. RFS Management, as a Subchapter S corporation for Federal income tax purposes, was generally not liable for Federal income taxes for 1995. Accordingly, RFS Management did not provide for Federal income taxes in its 1995 financial statements. Pro forma adjustments have been made for the year ended December 31, 1995 and the six months ended June 30, 1995 to provide for income taxes on the earnings of RFS Management at the effective tax rate of Doubletree; also, for the year ended December 31, 1995 pro forma adjustments have been made to exclude the business combination expenses and provide for a related increase in income tax expense.

(4) Assumes that the 15,500,000 shares issued in connection with the Doubletree Reorganization and 2,727,811 shares issued to acquire RFS Management, which was accounted for as a pooling of interests, were outstanding for all periods presented.

(5) Includes $2.6 million of business combination expenses related to the RFS Acquisition. Excluding these expenses, EBITDA would have been $33.7 million for the year ended December 31, 1995.

(6) Includes one owned hotel (239 rooms).

(7) For the years ended 1994 and 1995, includes only information for hotels managed by Doubletree (including RFS Management) for the entire two-year period. For the six months ended June 30, 1995 and 1996, includes only information for hotels managed by Doubletree (including RFS Management) during both periods.

                   SUMMARY FINANCIAL INFORMATION OF RED LION


     >The following tables present pro forma summary consolidated financial information for 1995 for Red Lion giving effect to the Red Lion Formation and the Red Lion Refinancing as if they had occurred on January 1, 1995 and the actual results of operations for the six months ended June 30, 1996. THE FINANCIAL INFORMATION FOR ALL PERIODS PRESENTED HAS BEEN ADJUSTED TO CONFORM TO THE FINANCIAL STATEMENT PRESENTATION OF DOUBLETREE. The information below should be read in conjunction with the consolidated financial statements of Red Lion and notes thereto, "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Red Lion." Pro forma results of operations are not necessarily indicative of the results of operations as they might have been had the Red Lion Formation and the Red Lion Refinancing been consummated at the beginning of the period shown. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results expected for the full year. For a discussion of the historical corporate organization of Red Lion, see "Corporate Organization."



                                                           YEAR ENDED
                                                          DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                                          ------------     ---------------------------
                                                           PRO FORMA        PRO FORMA
                                                          AS ADJUSTED      AS ADJUSTED     AS ADJUSTED
                                                              1995            1995            1996
                                                          ------------     -----------     -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues........................................    $375,948        $ 181,810       $ 198,416
  Total operating costs and expenses....................     318,183          148,264         159,106
  Operating income......................................      57,765(1)        33,546          39,310
  Interest, net.........................................     (16,929)          (9,496)         (6,939)
  Income before income taxes and minority
     interest...........................................      40,836(1)        24,050          32,371
  Net income............................................      32,751(1)        14,335          18,836
  Earnings per share....................................    $   1.05(1)     $    0.46       $    0.60
  Weighted average common and
     common equivalent shares...........................      31,313           31,313          31,313
OTHER DATA:
  EBITDA................................................    $ 81,922(2)     $  45,785       $  50,592


                                                                              AS OF JUNE 30, 1996
                                                                              -------------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................................       $  36,509
  Total assets..............................................................         531,883
  Long-term debt, net of current portion....................................         204,109
  Stockholders' equity......................................................         249,115
  Book value per common share...............................................       $    7.96

                                                           AS OF DECEMBER
                                                                 31,             AS OF JUNE 30,
                                                          -----------------     -----------------
                                                           1994       1995       1995       1996
                                                          ------     ------     ------     ------
SUMMARY OPERATING DATA
  NUMBER OF HOTELS:(3)
  Owned Hotels..........................................      21         21         21         22
  Management Contracts..................................      15         16         15         16
  Leased Hotels.........................................      17         17         17         17
                                                          ------     ------     ------     ------
     Total..............................................      53         54         53         55
                                                          ======     ======     ======     ======
  NUMBER OF ROOMS:(3)
  Owned Hotels..........................................   5,113      5,113      5,117      5,406
  Management Contracts..................................   4,777      5,148      4,777      5,145
  Leased Hotels.........................................   3,991      3,989      3,989      3,989
                                                          ------     ------     ------     ------
     Total..............................................  13,881     14,250     13,883     14,540
                                                          ======     ======     ======     ======
  REVPAR:(4)
  Owned Hotels..........................................  $56.98     $60.52     $59.88     $63.20
  Management Contracts..................................   47.82      51.10      51.61      53.20
  Leased Hotels.........................................   46.60      51.20      49.65      52.45
                                                          ------     ------     ------     ------
     Total..............................................  $50.85     $54.59     $54.10     $56.61
                                                          ======     ======     ======     ======

---------------

(1) Includes $14.7 million of non-recurring costs associated with the Red Lion Formation. Excluding these costs, operating income and income before income taxes and minority interest would have been $72.4 million and $55.5 million, respectively. Net income and earnings per share adjusted to exclude the costs associated with the Red Lion Formation, to provide for taxes at the statutory rate and to exclude $9.7 million of deferred tax benefits related to the Red Lion Formation would have been $32.8 million and $1.05, respectively.

(2) Includes $14.7 million of non-recurring costs associated with the Red Lion Formation. Excluding these costs, EBITDA would have been $96.6 million for the year ended December 31, 1995.

(3) The information reflects the 17 Red Lion Leased Hotels, which were owned prior to August 1, 1995, as if the hotels were leased on each date presented.

(4) For the years ended 1994 and 1995, and the six months ended June 30, 1995 and 1996, includes information for all hotels owned or operated under management contracts and a lease agreement.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus in evaluating whether to purchase the Common Stock offered hereby.

FINANCING OF THE MERGER; LEVERAGE


     Following consummation of the Merger and the Financing Plan described in "The Merger and the Financing Plan -- The Financing Plan," including the Offering, Doubletree will have substantial indebtedness, and as a result significant debt service obligations. After giving effect to the Merger and assuming the Financing Plan is effectuated, on June 30, 1996 Doubletree would have had $600.0 million of indebtedness and $775.7 million of stockholders' equity, resulting in a debt to total capital ratio of 0.44 to 1.00. In addition, depending on prevailing financial, economic and market conditions (including the trading market for Doubletree Common Stock) and any other factors or considerations the Board of Directors or management of Doubletree deems relevant, Doubletree may finance the Merger through additional borrowings under the New Credit Facility or the Bridge Loan, in lieu of the sale of Doubletree Common Stock in the Offering. Accordingly, following the Merger, the amount of outstanding indebtedness may be greater than contemplated under the Financing Plan and stockholders' equity may be lower than contemplated under the Financing Plan, resulting in a debt to total capital ratio of up to 0.58 to 1.00. See "The Merger and the Financing Plan -- The Financing Plan."


     The degree to which Doubletree is leveraged could have important consequences to holders of Doubletree Common Stock, including the following: (i) Doubletree's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of Doubletree's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Doubletree for its operations; (iii) certain of Doubletree's borrowings are and will continue to be at variable rates of interest, which causes Doubletree to be vulnerable to increases in interest rates; and (iv) such indebtedness contains or will contain numerous financial and other restrictive covenants, including those restricting the incurrence of indebtedness, the creation or existence of liens, the declaration or payment of dividends, certain investments, the acquisition of securities of Doubletree, and certain extraordinary corporate transactions. Failure by Doubletree to comply with such covenants may result in an event of default which, if not cured or waived, could have a material adverse effect on Doubletree.

     Doubletree's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. There can be no assurance that Doubletree's cash flow from its operations will be sufficient for payment of Doubletree's indebtedness in the future.

INTEGRATION OF THE TWO COMPANIES

     In determining the terms of the proposed Merger, the Boards of Directors of both Doubletree and Red Lion evaluated the companies' respective businesses based in part on expectations concerning the future operations of the Combined Company. The evaluations took into consideration the expectation that the combination of the two companies would produce the beneficial effects described below in "The Combined Company." In addition, Doubletree and Red Lion believe that a key benefit to be realized from the Merger will be the integration of their respective hotel portfolios. There can be no assurance that these expectations will be fulfilled. The combination of Doubletree and Red Lion presents certain risks with regard to the integration of the two organizations. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations; integrating different strategies and integrating personnel with disparate business backgrounds and corporate cultures. There can be no assurance that Doubletree and Red Lion will be able to integrate effectively or in a timely manner. Nor can there be any assurance that, even if integrated, the Combined Company's product and service offerings will be successful. The integration and consolidation is intended to realize cost savings. There can be no assurance of the extent to which such cost savings will be achieved, if any. If the Combined Company is not successful in integrating its strategies and hotel portfolios or if its integrated products and services fail to achieve market acceptance, the Combined Company could be adversely affected.

     In addition, as a key benefit of the Merger, Doubletree currently intends to convert most of the Red Lion hotels to one of the Doubletree brands. In some cases, such hotel brand conversions are subject to the approval of unaffiliated third parties. There can be no assurance that any such necessary third party approvals will be obtained.

COMPETITION FOR AND DEPENDENCE ON MANAGEMENT CONTRACTS, LEASES AND FRANCHISE AGREEMENTS; COMPETITION FOR GUESTS

     Competition for management contracts, leases and franchise agreements in the lodging industry is intense. The Combined Company will compete with national and regional brand franchisers and management companies, some of which have greater name recognition than either Doubletree or Red Lion and greater financial resources than the Combined Company. In addition, smaller hotel management companies compete against the Combined Company. Doubletree believes that the Combined Company's ability to secure management contracts, leases or franchise agreements will be based principally upon the perceived value and quality of the Combined Company's management services, brand name and the potential economic advantages to the hotel owner of retaining the Combined Company's management services or brand names. Doubletree believes that the perceived value of a brand name to a hotel owner is in part a function of the success of the hotels currently under management under that brand name. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the willingness to make debt and equity investments (collectively, "Investments") in connection with new management contracts and leases. No assurance can be given that the Combined Company will be successful in retaining current, or competing for additional, management contracts, leases or franchise agreements.

     Competition for guests in the lodging industry is also intense. Competitive factors in the industry include room rates, quality of accommodations, name recognition, service levels and convenience of location. The Combined Company's hotels will be located in areas that generally contain numerous other competitors, some of which have greater name recognition than either Doubletree or Red Lion and greater financial resources than the Combined Company. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locales in which the Combined Company's hotels are located. Further, there can be no assurance that new or existing competitors will not significantly lower rates, offer greater convenience, services or amenities, or significantly expand or improve facilities in a market in which the Combined Company's hotels compete, thereby adversely affecting the Combined Company's ability to attract guests.

RISK OF CONTRACT TURNOVER

     Management contracts, leases and franchise agreements will be acquired, terminated and renegotiated in the ordinary course of the Combined Company's business. Many of the management contracts and leases to which Doubletree is a party may be terminated by the owner of the hotel property if Doubletree fails to meet certain performance standards, or in the event of a change in control of the property through sale or foreclosure, or otherwise. Few of the management contracts and leases to which Red Lion is a party are subject to the same types of risks. In the event of a termination other than for performance, many contracts require the hotel owner to pay a termination fee, which may be more or less than the book value, if any, of the contract asset. If the Combined Company loses a capitalized management contract, lease or franchise agreement, the Combined Company will record a write-off of the remaining book value (less any termination fee received) of such management contract, lease or franchise agreement, which could have a material adverse effect on the Combined Company's results of operations and financial condition.

     Ownership of individual hotels and hotel portfolios change from time to time, and management and hotel brands may be changed concurrently. Historically, Doubletree and Red Lion have been successful in retaining management contracts, leases or franchise agreements in the majority of cases, because of their operating performance and competitive advantages. During 1995, four hotels managed by Doubletree (all operated under non-Doubletree brands) and two Doubletree franchised hotels were sold to new owners which did not retain Doubletree's services. In the six months ended June 30, 1996, two Doubletree managed hotels operated under the Doubletree brand and one Doubletree franchised hotel were sold to new owners which did not retain Doubletree's services. None of these terminations resulted in a material loss to Doubletree. In 1995 and the six months ended June 30, 1996, Doubletree was able to add 12 and 13 new hotels (net of the above terminations), excluding the RFS Acquisition, respectively, and achieved a net growth in rooms of 4,077 and 3,638, respectively.


     In 1995 and 1996, Starwood Lodging Trust, or its affiliates ("Starwood"), a company that owns and manages hotels, has acquired an aggregate of nine Doubletree brand hotels and one non-Doubletree brand hotel. The nine Doubletree brand hotels are subject to Doubletree brand franchise agreements, and the non-Doubletree brand hotel has left the Doubletree system. Starwood has informed Doubletree that it intends to convert (thereby terminating) four of such franchise agreements to other brands in the fourth quarter of 1996. In the event that two of the four franchise agreements are not converted to other brands, Doubletree anticipates that it would terminate such two franchise agreements as a result of the Merger. See "Business of Doubletree -- Recent Developments." In addition, in 1996, Starwood entered into a franchise agreement with Doubletree covering a Doubletree brand hotel that was not previously a part of the Doubletree system. There can be no assurance that Doubletree will retain the long-term management or franchise of the hotels that are owned by Starwood. There can be no assurance that the Combined Company will be as successful in the future as Doubletree and Red Lion have been in the past in retaining contracts, avoiding a material loss on contract termination, replacing terminated contracts with favorable new contracts or renegotiating and converting contracts.


DEPENDENCE ON CERTAIN HOTEL OWNERS

     Doubletree manages hotels for, leases hotels from, and franchises its brands to, (i) certain affiliates of two of its original stockholders, GE Investment Hotel Partners I, Limited Partnership ("GEHOP") and Metropolitan Life Insurance Company ("Metropolitan"), (ii) affiliates of certain of its directors and (iii) other major hotel investors. At June 30, 1996, affiliates of GEHOP and Metropolitan owned 12 and ten hotels, respectively, that were managed or leased by Doubletree. On the same date, Doubletree managed four hotels for affiliates of Norman B. Leventhal, a director of Doubletree. In 1995 Doubletree received in the aggregate (including reimbursements) $11.8 million, $10.3 million and $3.4 million, respectively, under contracts with these parties. At June 30, 1996, Doubletree also leased 49 hotels (45 of which it managed) from RFS Partnership, L.P., a limited partnership (the "Landlord"), of which RFS Hotel Investors, Inc. (the "REIT") is the sole general partner and 98.6% owner. For a description of certain of the relationships between Doubletree and the REIT, see "Business of Doubletree -- The RFS Acquisition." In addition, at June 30, 1996, there were five unrelated hotel owners that each owned between three and six hotels which are managed by or franchised from Doubletree.

     In addition, Red Lion leases from the Partnership the Red Lion Leased Hotels pursuant to a long-term lease (the "Partnership Lease"). The Partnership will continue to own the Red Lion Leased Hotels following consummation of the Merger. Michael Michelson, a director and stockholder of RLA-GP, Inc. ("RLA"), the general partner of the Partnership, and Edward Gilhuly, a director and officer of RLA, will be members of the Doubletree Board of Directors. While Red Lion believes the terms of the Partnership Lease are fair to Red Lion and the Partnership, those terms were not negotiated on an arms-length basis.

     Although Doubletree and Red Lion each believe that it has satisfactory relationships with these respective hotel owners, no assurance can be given that the Combined Company's relationship with these owners will remain satisfactory. In addition, the Combined Company's growth opportunities are dependent in part on its ability to maintain satisfactory relationships with these and other institutional hotel investors, and therefore the failure of the Combined Company to maintain any of these relationships could have a material adverse effect on the Combined Company's results of operation and financial condition or its ability to expand its portfolio of hotels under management or franchise.

adverse effect on the Combined Company's results of operation and financial condition or its ability to expand its portfolio of hotels under management or franchise.

RISKS ASSOCIATED WITH EXPANSION

     A major focus of the Combined Company's growth strategy will be to add significantly to its portfolio of hotels through the acquisition of management contracts, leases and franchise agreements, individually or in groups, including through the acquisition of hotel management companies. There can be no assurance that the Combined Company will be able to obtain new contracts, leases and franchise agreements, that such contracts, leases and franchise agreements will be profitable, or that the Combined Company's systems, procedures and controls and management, financial and other resources, will be adequate to support such expansion.

     There can be no assurance that the Combined Company will be able to integrate successfully new hotels, new hotel products or new hotel management company acquisitions into its operations, that new hotels, new hotel products or new hotel management company acquisitions will achieve revenue and profitability levels comparable to Doubletree's or Red Lion's existing hotels or that the combined business will be profitable. Hotels being operated under newly acquired management contracts or lease agreements, including those of Red Lion, may begin with lower occupancy and room rates. Furthermore, the Combined Company's expansion within its existing markets could adversely affect the financial performance of the Combined Company's existing hotels or its overall results of operations. Expansion into new markets may present operating and marketing challenges that are different from those currently encountered by Doubletree and Red Lion in its existing markets. There can be no assurance that the Combined Company will anticipate all of the changing demands, including those presented by the Merger, that expanding operations will impose on its management or its management information and reservation systems, and the failure to adapt its systems and procedures could have a material adverse effect on the Combined Company's business.

RISKS ASSOCIATED WITH OWNING AND LEASING REAL ESTATE

     As of June 30, 1996, Doubletree leased 56 hotels and owned one hotel. At the Effective Time, Doubletree's acquisition of Red Lion will result in Doubletree leasing 17 additional hotels, owning 17 additional hotels and having at least a 50% joint venture interest in seven hotels. As a result, the Combined Company will be subject to varying degrees of risk generally related to leasing and owning real estate. In addition to general risks related to the lodging industry, these risks include, among others, liability for long-term lease obligations, changes in national, regional and local economic conditions, local real estate market conditions, changes in interest rates and in the availability, cost and terms of financing, the potential for uninsured casualty and other losses, the impact of present or future environmental legislation and compliance with environmental laws, and adverse changes in zoning laws and other regulations, many of which are beyond the control of the Combined Company. Moreover, real estate investments are relatively illiquid, which means that the ability of the Combined Company to vary its portfolio of hotels in response to changes in economic and other conditions may be limited. Historically, Doubletree has earned management fees based on a percentage of specified hotel revenues and its risk has been limited to the extent of its management fee. However, lease terms typically require the payment of a fixed monthly base rent regardless of the performance of the hotel leased, in addition to a variable rent based on a percentage of revenues.

     The majority of the hotels that will be leased by the Combined Company will be leased from the REIT pursuant to the Percentage Leases (as defined in "Business of Doubletree -- Hotel Operations: Non-Doubletree Brand
Hotels -- Lease and Management Agreements") and the Partnership pursuant to the Partnership Lease. Each of the Percentage Leases and the Partnership Lease is a "triple net" lease which requires the lessee to maintain the leased hotel in good condition and repair and in conformity with all applicable legal requirements and to make, or cause to be made, all items of maintenance, repair, replacement and alteration to the leased hotel as necessary for such purpose. The Percentage Leases, the Partnership Lease and any other leases pursuant to which the Combined Company is the lessee will expose the Combined Company to the risk that the hotels covered by such leases will not generate sufficient revenues to meet the

Combined Company's lease and other obligations. If such obligations are not met, the lessor can terminate the lease.

     In addition to provisions generally included in "triple net" leases, the Percentage Leases contain, among other things, a cross-default provision for events of default under any Percentage Lease acquired as part of the RFS Acquisition. This cross-default provision could result in additional leverage in favor of the REIT in the event of a dispute between RFS Management and the REIT. The Percentage Leases also require RFS Management to continue to make rental payments and to pay all other charges required under the lease for up to six months if a hotel is substantially damaged or destroyed and to indemnify the REIT from and against a number of liabilities, costs and expenses. The REIT has retained the right to sell one or more of the hotels subject to the Percentage Leases and to terminate the Percentage Leases relating to such hotels, provided that in connection with any such termination the REIT pays RFS Management the fair market value of such lease or offers to lease to RFS Management a substitute hotel under a lease with a fair market value equal to that of the lease being terminated. For a more detailed description of the Percentage Leases, see "Business of Doubletree -- Hotel Operations: Non-Doubletree Brand Hotels -- Lease and Management Agreements."

     The Partnership Lease requires, among other things, Red Lion to pay substantially all expenses associated with the operation of the Red Lion Leased Hotels, including all ground lease expense, real estate taxes, insurance, utilities and services. The Partnership has retained the right to sell one or more of the Red Lion Leased Hotels, subject to the terms of the Partnership Lease. Red Lion also has agreed to fully indemnify the Partnership and its affiliates for any matter arising by reason of or in connection with the leasing, use, non-use, occupancy, management or operation of each of the Red Lion Leased Hotels prior to or during the term of the Partnership Lease, including environmental matters. In connection with the Merger, Doubletree has agreed to guaranty these indemnification obligations. For a more detailed description of the Partnership Lease, see "Business of Red Lion -- The Partnership Lease."

INVESTMENT LOSSES; RISKS ASSOCIATED WITH JOINT VENTURES; CONTINGENT LIABILITIES

     Doubletree and Red Lion have made selective Investments in hotels and hotel ventures in connection with acquiring or maintaining management of hotels and to enhance the respective value or position of Doubletree and Red Lion in the lodging industry. They have also made certain financial commitments for the same purposes. See "Business of Doubletree -- Investments and Commitments" and "Business of Red Lion -- Joint Ventures." These Investments and commitments may involve risks of loss different in nature or amount from losses ordinarily associated with hotel management alone, and losses arising from Investments or commitments could have a material adverse effect on the Combined Company. There can be no assurance that the Combined Company will not sustain material losses on its Investments and commitments.

     Investments in joint venture arrangements to acquire or develop additional hotels may, under certain circumstances, involve risks such as the possibility that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with the business interests or goals of the Combined Company, or be in a position to take action contrary to the instructions or requests of the Combined Company or contrary to the Combined Company's policies or objectives. Consequently, actions by a co-venturer might result in subjecting hotels owned by the joint venture to additional risk. Although the Combined Company will seek to maintain sufficient control of any joint venture to permit the Combined Company's objectives to be achieved, it may be unable to take action without the approval of its joint venture partners or its joint venture partners could take actions binding on the joint venture without the Combined Company's consent. Additionally, should a joint venture partner become bankrupt, the Combined Company could, in certain circumstances, become liable for such partner's share of joint venture liabilities.

     In addition, each corporate subsidiary of the Combined Company which serves as a general partner will be liable for the obligations of the partnership or joint venture it manages. Although Doubletree believes that it is not responsible for the liabilities of these subsidiaries, no assurance can be given that the Combined Company would not be found liable for its subsidiaries' obligations nor that it would not be required to pay substantial sums to satisfy its subsidiaries' obligations.

RISKS ASSOCIATED WITH NEW CONSTRUCTION

     Doubletree, through joint ventures and partnerships, is involved in the construction of several new hotels. Any construction project entails significant construction risks, including cost overruns, shortages of materials or skilled labor, labor disputes, unforeseen environmental or engineering problems, work stoppages, fire and other natural disasters, construction scheduling problems and weather interferences, any of which, if they occurred could delay construction or result in a substantial increase in costs of the construction of the new hotels.

     The opening of newly constructed hotels is contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for a new hotel is extensive, including, without limitation, state and local land-use permits, building and zoning permits, health and safety permits and liquor licenses. In addition, unexpected changes or concessions required by local, regulatory and state authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new hotel. There can be no assurance that the necessary permits, licenses and approvals for the construction and operation of the new hotels will be obtained, or that such permits, licenses and approvals will be obtained within the anticipated time frame.

RISKS ASSOCIATED WITH THE LODGING INDUSTRY

     The lodging industry may be adversely affected by changes in economic conditions, changes in local market conditions, oversupply of hotel space, a reduction in demand for hotel space in an area, changes in travel patterns, extreme weather conditions, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other operating expenses. Room supply and demand historically have been sensitive to shifts in GNP growth, which has resulted in cyclical changes in average daily room and occupancy rates. Overbuilding in the industry in the mid and late 1980s, when approximately 500,000 rooms were added, resulted in an oversupply of rooms. This oversupply and the general downturn in the economy led to depressed industry performance and a lack of capital available to the industry in the late 1980s and early 1990s. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues.

FLUCTUATIONS IN OPERATING RESULTS

     The lodging industry is seasonal in nature with the second and third quarters generally accounting for a greater proportion of annual revenues than the first and fourth quarters. Quarterly earnings may be adversely affected by events beyond the Combined Company's control such as poor weather conditions, economic factors and other considerations affecting travel. In addition, the loss of one or several management contracts, leases or franchise agreements, the timing of achieving incremental revenues from new contracts, leases or franchise agreements and the realization of a gain or loss upon the sale of hotels in which Doubletree has an equity interest may also adversely impact earnings comparisons.

GOVERNMENT REGULATIONS

     The hotel industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverages (such as health and liquor license laws) and building and zoning requirements. Also, the Combined Company and its customers are subject to laws governing their relationships with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The Combined Company will also be subject to federal regulations and certain state laws that govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and termination or nonrenewal of a franchise. Some states require that certain materials be approved before franchises can be offered or sold in that state. The failure to obtain or retain liquor licenses or approvals to sell franchises, or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Combined Company. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Doubletree and Red Lion each believes that the hotels under their respective management are substantially in compliance with these requirements; however, a determination that such hotels are not in compliance with the ADA could result in the imposition of fines, an award of damages to private litigants or significant expense to the Combined Company in bringing these hotels into compliance. These and other initiatives could adversely affect the Combined Company as well as the hotel industry in general. See "Business of Doubletree -- Government Regulation" and "Business of Red
Lion -- Government Regulation."

ENVIRONMENTAL REGULATIONS

     Under various Federal, State, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. For example, liability may arise as a result of the historical use of a site or from the migration of contamination from adjacent or nearby properties. Any such contamination or liability may also reduce the value of the property. In addition, certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, including properties managed, leased or franchised by Doubletree or Red Lion, Doubletree or Red Lion, as the case may be, may be potentially liable for any such costs.

     The condition of a limited number of Red Lion's properties has been affected by historical uses of such properties or activities in the vicinity of such properties. There can be no assurance that the current condition of Doubletree's or Red Lion's properties have not been or will not be further affected by the historical or current uses of such properties or the activities in the vicinity of Doubletree's or Red Lion's properties or that liability resulting from non-compliance or other claims relating to environmental matters will not have a material adverse effect on the Combined Company. See "Business of Doubletree -- Environmental Matters" and "Business of Red
Lion -- Environmental Matters."

POTENTIAL CONFLICTS OF INTEREST

     Certain affiliates of Doubletree are parties to management contracts, leases and franchise agreements and other business arrangements with Doubletree. These relationships, coupled with such parties' ownership of Doubletree Common Stock and their representation on Doubletree's Board of Directors, could give rise to conflicts of interest. See "Security Ownership of Certain Beneficial Owners and Management of Doubletree." Doubletree believes that its contracts with these persons are on terms no less favorable to Doubletree than those that could have been obtained from unaffiliated third parties. There can be no assurance that these parties will continue to transact business with the Combined Company or that they will not attempt to utilize their ownership positions and contractual rights with the Combined Company to influence the terms on which they transact business with the Combined Company in the future. The Combined Company expects to have a policy requiring any material transaction or agreement with a related party be approved by a majority of the directors not interested in such transaction or agreement.

     Mr. Michelson, a stockholder and a director of RLA, and Mr. Gilhuly, an officer and director of RLA, will become members of the Board of Directors of Doubletree upon consummation of the Merger. Their representation on the Board, as well as the Partnership's ownership of Doubletree Common Stock, could give rise to a conflict of interest regarding transactions between, or other matters relating to, the Combined Company and the Partnership, including enforcing any rights of the Combined Company under, or modifying or amending, the Partnership Lease with respect to the Red Lion Leased Hotels. Circumstances might arise where the Partnership will not consent to amendments or modifications of these contractual arrangements, and the Partnership's lack of consent could adversely affect the Combined Company's operations. While Red Lion believes the terms of the Partnership Lease are fair to Red Lion and the Partnership, those terms were not negotiated on an arms-length basis.

SIGNIFICANT STOCKHOLDERS


     Following completion of the Merger and the Financing Plan, GEIM and GEPT (collectively, the "GEI Entities") will together beneficially own an aggregate of approximately 23.2% and the Partnership will own approximately 11.8% of the total outstanding shares of Doubletree Common Stock. In addition, two members of the Board of Directors of Doubletree are associated with the GEI Entities, and the Partnership will have the right to designate two persons to be nominated and elected to the Board of Directors of Doubletree effective upon consummation of the Merger. By virtue of their representation on the Board of Directors of Doubletree and ownership of Doubletree Common Stock, such significant stockholders can be expected to have substantial influence over the Combined Company. See "Security Ownership of Certain Beneficial Owners and Management of Doubletree" and "Management."


ANTI-TAKEOVER PROVISIONS

     The Board of Directors of Doubletree has the authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares, without any further vote or action by the stockholders. The rights of the holders of Doubletree Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of entrenching Doubletree's Board of Directors and making it more difficult for a third party to acquire a majority of the outstanding voting stock of Doubletree. Doubletree currently has no plans to issue shares of preferred stock. See "Description of Capital Stock of Doubletree -- Preferred Stock." In addition, the provision in the certificate of incorporation of Doubletree which requires the vote of at least 80% of the outstanding shares of Doubletree Common Stock for certain amendments to the certificate of incorporation could hinder a third party's ability to acquire control of Doubletree. See "Description of Capital Stock."

PRICE VOLATILITY

     The market price of the Doubletree Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Doubletree Common Stock. See "Common Stock Price Range."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of Doubletree's Common Stock in the public market after the implementation of the Merger and Financing Plan could adversely affect the market price of Doubletree's Common Stock. Upon completion of the Merger and Financing Plan, assuming no options to purchase Doubletree Common Stock have been exercised since August 15, 1996, Doubletree will have 38,059,076 outstanding shares of Doubletree Common Stock (38,899,076 if the underwriters' over-allotment option under the terms of the Offering is exercised in full), of which 17,731,768 shares are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Following completion of the Merger, the Partnership and certain other principal stockholders are entitled to certain demand and "piggyback" registration rights with respect to registration of an aggregate of 17,643,747 shares for offer or sale to the public. The Partnership, the GEI Entities, Mr. Ferris, Mr. Ueberroth and certain of Doubletree's executive officers and directors have agreed, subject to certain exceptions, not to offer or sell their shares of Doubletree Common Stock for a period of 180 days (or, in the case of such executive officers and directors, 90 days) after the Effective Time. See "The Merger and the Financing Plan -- The Merger -- Interests of Certain Persons in the Merger", "Description of Capital Stock of Doubletree -- Registration Rights" and "Underwriters."

                       THE MERGER AND THE FINANCING PLAN

GENERAL

     On September 12, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Red Lion and RLH Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Red Lion (the "Merger") and Red Lion will become a wholly-owned subsidiary of the Company. The closing of the Offering hereby will occur concurrently with, and will be contingent upon the consummation of, the Merger and will provide a portion of the financing for the Merger.

MERGER CONSIDERATION

     Upon consummation of the Merger, each share of Red Lion Common Stock which is outstanding immediately prior to the Merger (other than shares owned by or held in treasury of Red Lion, shares owned by Doubletree or any direct or indirect wholly owned subsidiary of Red Lion or Doubletree, and shares as to which appraisal rights have been perfected, and not withdrawn or otherwise lost, under the Delaware General Corporation Law) will be converted into the right to receive (i) $21.30 in cash, plus, if the Merger does not occur on or prior to November 18, 1996, interest accruing at a fluctuating rate per annum equal to the prime interest rate from time to time of Bankers Trust Company, compounded daily, on $30.106 plus such accrued interest, for the period commencing on November 18, 1996 and ending on the day on which the Effective Time occurs (the "Cash Consideration"), and (ii) 0.2398 shares (the "Exchange Ratio") of the Company's Common Stock (the "Stock Consideration" and, collectively together with the Cash Consideration, the "Merger Consideration"); provided, however, that in the event that the "volume-weighted average quote" of the reported sales prices per share of the Common Stock quoted on The Nasdaq Stock Market's National Market ("Nasdaq"), as reported by Bloomberg L.P., for the 10 consecutive trading days (on which shares of the Common Stock are actually traded) immediately preceding the second business day prior to the Effective Time (the "Final Doubletree Stock Price"), is equal to or less than $34.89, or equal to or greater than $38.56, the Exchange Ratio shall be subject to adjustment as follows: (a) if the Final Doubletree Stock Price is equal to or less than $31.22, then the Exchange Ratio shall be equal to the sum of 0.2398 plus the quotient obtained by dividing $0.8806 by the Final Doubletree Stock Price; (b) if the Final Doubletree Stock Price is greater than $31.22 and equal to or less than $34.89, then the Exchange Ratio shall be equal to the quotient obtained by dividing $8.3657 by the Final Doubletree Stock Price; (c) if the Final Doubletree Stock Price is equal to or greater than $38.56 but less than $42.23, then the Exchange Ratio shall be equal to the quotient obtained by dividing $9.2463 by the Final Doubletree Stock Price; (d) if the Final Doubletree Stock Price is equal to or greater than $42.23 but less than $44.07, then the Exchange Ratio shall be equal to the difference of 0.2398 minus the quotient obtained by dividing $0.8806 by the Final Doubletree Stock Price; and
(e) if the Final Doubletree Stock Price is equal to or greater than $44.07, then the Exchange Ratio shall be equal to the quotient obtained by dividing $9.6866 by the Final Doubletree Stock Price. As noted in the first paragraph of "Prospectus Summary," all assumptions relating to the Merger and the Financing Plan, and to share numbers after giving effect thereto, assume that (among other things) 6,925,502 shares of Common Stock are issued in the Merger, based upon an assumed Final Doubletree Stock Price of $45.00 and a resulting adjustment of the Exchange Ratio from .2398 to .2153 in accordance with the Merger Agreement.

     In addition, upon consummation of the Merger, each option to purchase Red Lion Common Stock then outstanding under Red Lion's 1995 Equity Participation Plan (each, a "Red Lion Option") will be converted into and represent the right to receive (i) the Merger Consideration into which the share or shares of Red Lion Common Stock issuable upon exercise of such Red Lion Option would have been converted if such Red Lion Option had been exercised immediately prior to the effective time of the Merger, reduced by (ii) the aggregate exercise price for the shares of Red Lion Common Stock then issuable upon exercise of such Red Lion Option and the amount of any withholding taxes which may be required thereon (such reductions to be applied on a pro rata basis against the Cash Consideration and the Stock Consideration comprising such Merger Consideration, in the respective proportions which such Cash Consideration and Stock Consideration bear to such Merger Consideration).

CONDITIONS TO THE MERGER

     The obligations of the Company and Red Lion to consummate the Merger are subject to the satisfaction or, where legally permitted, waiver of certain conditions, including, among others, (i) the approval of the stockholders of Red Lion and Doubletree, to the extent required, (ii) the expiration or termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any statute, rule, regulation, decree, injunction or other order of any governmental or regulatory authority or any court prohibiting the consummation of the Merger or any other material transaction pursuant to the Merger Agreement, (iv) the absence of any change, event, occurrence or circumstance in the business, operations, properties, financial condition or results of operations of Red Lion or Doubletree and their respective subsidiaries (each taken as a whole) which, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the business, operations, properties, financial condition or results of operations of Red Lion or Doubletree and their respective subsidiaries, each taken as a whole.

     The approval of the Merger by stockholders of Red Lion requires the affirmative vote of the holders of a majority of the shares of Red Lion Common Stock entitled to vote thereon. The Partnership has agreed to vote its shares of Red Lion Common Stock (constituting approximately 66.7% of the total number of shares so entitled to vote) in favor of approval and adoption of the Merger Agreement and the Merger. As a result, upon the vote of the Partnership in accordance with such agreement, approval and adoption of the Merger Agreement and the Merger by the stockholders of Red Lion are assured. Doubletree has received an exemption from certain corporate governance requirements of Nasdaq for it to obtain the approval of its stockholders for the issuance of Doubletree Common Stock pursuant to the Merger.

     The Merger Agreement may be terminated under certain circumstances, including, among others, if the Board of Directors of Red Lion changes or withdraws its recommendation for approval of the Merger by the stockholders of Red Lion, or if the Company is unable to consummate the Financing Plan described below (and, therefore, the Merger) due to the nonfulfillment of certain conditions precedent to the initial loans under the New Credit Facility.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Upon consummation of the Merger and the Financing Plan, the GEI Entities will beneficially own an aggregate of approximately 23.2%, and the Partnership will own approximately 11.8%, of the total outstanding shares of the Company's Common Stock. See "Security Ownership of Certain Beneficial Owners and Management of Doubletree."


     Effective upon consummation of the Merger, the Board of Directors of the Company will be expanded to include two additional members to be designated by the Partnership. The Partnership has designated Michael W. Michelson and Edward
I. Gilhuly, each of whom is currently a director of Red Lion. Mr. Michelson is a stockholder, director and executive vice president of RLA, the general partner of the Partnership, and Mr. Gilhuly is a director and executive vice president of RLA. As general partner of the Partnership, RLA has sole voting and investment power with respect to the shares of Red Lion Common Stock owned of record by the Partnership and, accordingly, the shares of Common Stock to be issued to the Partnership in the Merger. Mr. Michelson and George R. Roberts, who is a stockholder, director and president of RLA, are each general partners of KKR Associates (Delaware), a limited partner of the Partnership.

     In connection with the Merger, certain registration rights will be granted to the Partnership with respect to the shares of Common Stock to be issued to the Partnership in the Merger, and the current Common Stock registration rights held by GEHOP will be extended to cover the shares of Common Stock to be issued pursuant to the GEPT Equity Investment. See "Description of Capital Stock of Doubletree -- Registration Rights." The Partnership has agreed not to sell or otherwise dispose of any such shares of Common Stock for 180 days following the Merger, except for a distribution to a limited partner of the Partnership (which shares will represent approximately 2.1% of the Common Stock to be outstanding after giving effect to the Merger and the Financing Plan).

     Pursuant to the Merger Agreement, at the time of the Merger, the Company, Red Lion and certain affiliates of Red Lion, will enter into a Partnership Services Agreement (the "Partnership Services

Agreement") pursuant to which the Company will, upon request from the Partnership, provide certain support services to the Partnership in return for a fee. In addition, pursuant to the Partnership Services Agreement, the Company will agree to guaranty, subject to defenses available to Red Lion, the liabilities and obligations of Red Lion owed to the Partnership and its affiliates arising out of or related to Red Lion's business.

THE FINANCING PLAN

     The total amount of funds required by Doubletree to consummate the Merger and to pay related fees and expenses is expected to be approximately $919.7 million, including approximately $685.2 million to be paid as Cash Consideration in the Merger, approximately $213.3 million which will be used to repay existing outstanding indebtedness of Red Lion immediately following consummation of the Merger and $21.2 million of estimated fees and expenses excluding underwriting discounts and commissions in connection with the Offering.


     It is currently anticipated that such amounts will be financed (the "Financing Plan") through (i) $600.0 million of borrowings under the New Credit Facility, (ii) approximately $209.7 million in proceeds from the Offering, net of underwriting discounts and commissions and estimated offering expenses, (iii) $100.0 million in proceeds from the GEPT Equity Investment, and (iv) cash on hand.



                                                                            AMOUNT
                                                                        --------------
                                                                        (IN MILLIONS)
        Sources of Funds:
        Borrowings under the New Credit Facility.......................     $600.0
        Net proceeds from the Offering.................................      209.7
        Proceeds from the GEPT Equity Investment.......................      100.0
        Cash on hand...................................................       10.0
                                                                              ----
             Total sources of funds....................................     $919.7
                                                                              ====
        Uses of Funds:
        Cash Consideration in the Merger...............................     $685.2
        Repayment of existing indebtedness of Red Lion.................      213.3
        Estimated fees and expenses, excluding underwriting discounts and commissions and estimated offering expenses in connection
          with the Offering............................................       21.2
                                                                              ----
             Total uses of funds.......................................     $919.7
                                                                              ====


     Depending on prevailing financial, economic and market conditions (including the trading market for Doubletree Common Stock) and any other factors or considerations the Board of Directors of Doubletree deems relevant, Doubletree may decide to increase the size of the Offering, and sell additional shares of Doubletree Common Stock in lieu of a portion of such borrowings under the New Credit Facility.

     In the event that the Offering is not consummated at or prior to the Effective Time, Doubletree currently intends to finance the Merger, to the extent necessary, through the Bridge Loan and additional borrowings under the New Credit Facility. In such event, subject to prevailing financial, economic and market conditions (including the trading market for Doubletree Common Stock) and any other factors or considerations the Board of Directors or management of Doubletree deems relevant, Doubletree intends to consummate the Offering or the issuance of debt as soon as practicable following the Effective Time if it is able to do so on satisfactory terms, and to use the net proceeds therefrom to refinance the Bridge Loan and redeem and retire the senior subordinated notes issued in connection therewith.

     New Credit Facility. The New Credit Facility provides for a term loan facility in the amount of $636.0 million and a revolving credit facility in the amount of $100.0 million. As part of the Financing Plan, Doubletree intends to borrow $600.0 million pursuant to the term loan facility. Principal amounts under the term loan facility become due, commencing in 1997, in the amount of $7.0 million in such year. Thereafter and through 2004, annual principal payments under the term loan range from $57.0 million to a maximum of $146.0 million in 2003 with the term loan facility expiring, and the then outstanding principal amount becoming due and repayable in full, in 2004. The revolving credit facility expires, and is repayable in full, on the sixth anniversary after the Effective Time. The term loan and the revolving credit facility each bear interest payable quarterly at variable rates dependent upon applicable debt coverage ratios.

     The New Credit Facility will be guaranteed by all material direct and indirectly owned subsidiaries of Doubletree, subject to customary exceptions. The obligations of Doubletree and the guaranteeing entities shall be secured by a first priority perfected security interest in (i) all stock owned by Doubletree and the guaranteeing entities (except for the REIT Preferred Shares, as defined below), (ii) all notes owned by Doubletree and the guaranteeing entities with a principal amount of $1.0 million or more, and (iii) all other beneficially-owned tangible and intangible assets of Doubletree and the guaranteeing entities, to the extent assignable.


     The New Credit Facility will contain customary financial covenants, which may include fixed charge and interest coverage ratios and a maximum ratio of debt to EBITDA (as defined therein). The New Credit Facility will contain certain customary covenants which may include, without limitation, restrictions on mergers, consolidations, acquisitions, sale of assets, payment of dividends, transactions with affiliates, sale and lease-back transactions, liens, capital expenditures, debt and investments. The New Credit Facility will include customary events of default, including a change of control of Doubletree. The New Credit Facility is subject to numerous conditions. Reference is made to a copy of the form of credit agreement relating to the New Credit Facility filed as an exhibit to the Registration Statement of which this Prospectus forms a part.


     GEPT Equity Investment. Pursuant to the GEPT Equity Investment, at the Effective Time, GEPT or an affiliate thereof will purchase a number of shares of Doubletree Common Stock equal to the quotient of $100.0 million divided by a share price, at GEPT's election of either (i) the implied price per share of Doubletree Common Stock used for purposes of determining the final Exchange Ratio or (ii) the market price, net of underwriting discounts, of shares of Doubletree Common Stock sold in the Offering (or, if the Offering is not consummated by the Effective Time, the Final Doubletree Stock Price under the Merger Agreement). GEPT or an affiliate thereof will also be issued five-year Warrants to purchase 10% of the number of shares of Doubletree Common Stock purchased by GEPT or any such affiliate at the Effective Time, at an exercise price per share equal to the price at which GEPT elects to purchase (or elects for any such affiliate to purchase) such shares at the Effective Time. GEPT has elected the aforesaid implied price, and is entitled to change its election at any time until the twentieth trading day prior to the Effective Time. Although the price of the shares to be sold pursuant to the GEPT Equity Investment is subject to change based on the actual Final Doubletree Stock Price, such implied price would be $40.90 per share, assuming, as noted in the first paragraph of "Prospectus Summary," that the Final Doubletree Stock Price is $45.00 and the resulting adjusted Exchange Ratio is .2153. As a result, GEPT or such affiliate would purchase 2,444,988 shares, and Warrants to purchase 244,499 additional shares, of Doubletree Common Stock pursuant to the GEPT Equity Investment.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 5,600,000 shares of Common Stock in the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company in connection with the Offering, are approximately $209.7 million ($241.3 million if the Underwriters' over-allotment option is exercised in full).


     The Company intends to use the net proceeds from its sale of Common Stock in the Offering, together with the initial borrowings under the New Credit Facility and the proceeds from the GEPT Equity Investment and a portion of the Company's cash on hand, to effect the Merger and pay related fees and expenses. See "The Merger and the Financing Plan."

                            COMMON STOCK PRICE RANGE

     The Company's initial public offering of Common Stock occurred on July 1, 1994. The Company's Common Stock is quoted on Nasdaq under the symbol "TREE." The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock, as quoted on Nasdaq. The high and low closing bid prices quoted on Nasdaq reflect prices between dealers. They do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.


                                                                           COMMON STOCK
                                                                         -----------------
                                                                          HIGH       LOW
                                                                         ------     ------
    YEAR ENDED DECEMBER 31, 1994:
      Third Quarter....................................................  $19.75     $14.50
      Fourth Quarter...................................................   21.75      17.50
    YEAR ENDED DECEMBER 31, 1995:
      First Quarter....................................................   19.75      16.25
      Second Quarter...................................................   21.50      19.00
      Third Quarter....................................................   24.25      18.75
      Fourth Quarter...................................................   25.88      20.50
    YEAR ENDING DECEMBER 31, 1996:
      First Quarter....................................................   27.88      23.25
      Second Quarter...................................................   35.38      26.50
      Third Quarter....................................................   39.50      31.25
      Fourth Quarter (through November 4, 1996)........................   45.25      39.25



     A recent reported last sale price for the Company's Common Stock as quoted on Nasdaq is set forth on the cover of this Prospectus. On September 30, 1996, there were approximately 327 holders of record of the Company's Common Stock.


                                DIVIDEND POLICY

     No dividends have been declared or paid on the Common Stock since the incorporation of Doubletree. After the consummation of the Merger, Doubletree currently intends to retain any future earnings for reinvestment in the Combined Company and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any payment of dividends in the future will be at the discretion of the Board of Directors of Doubletree and will be dependent upon the Combined Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. Doubletree will be prohibited from paying cash dividends or other distributions due to certain covenants under the New Credit Facility.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to reflect the consummation of the Merger and the Financing Plan, including the sale of shares of Common Stock in the Offering (all based upon the assumptions set forth in the first paragraph of "Prospectus Summary.") See "Use of Proceeds." This table should be read in conjunction with "The Merger and the Financing Plan," the Unaudited Pro Forma Condensed Consolidated Financial Information and the consolidated financial statements of the Company and Red Lion and the notes thereto included elsewhere or incorporated by reference in this Prospectus.


                                                                          AS OF JUNE 30, 1996
                                                                         ----------------------
                                                                          ACTUAL    AS ADJUSTED
                                                                         --------   -----------
                                                                             (IN THOUSANDS)
Total indebtedness (including current portion of $5,000)...............  $     --   $   600,000
Stockholders' equity(1):
  Common Stock, $.01 par value, 100,000,000 shares authorized;
     23,070,961 shares issued and outstanding, actual; and 38,041,451
     shares as adjusted(2).............................................       231           380
  Additional paid-in capital...........................................   128,061       749,170
  Unearned employee compensation.......................................      (176)         (176)
  Unrealized gain on marketable equity securities......................        26            26
  Retained earnings....................................................    26,319        26,319
                                                                         --------      --------
     Total stockholders' equity........................................   154,461       775,719
                                                                         --------      --------
          Total capitalization.........................................  $154,461   $ 1,375,719
                                                                         ========      ========


---------------
(1) The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value, none of which is currently outstanding. See "Description of Capital Stock -- Preferred Stock."

(2) Does not include an aggregate of 1,509,625 shares of Common Stock reserved for issuance under the Incentive Plan. At September 30, 1996, options to purchase 1,727,600 shares of Common Stock were outstanding, of which 452,100 were exercisable.

                              THE COMBINED COMPANY


     After the consummation of the Merger, Red Lion will become a wholly owned subsidiary of Doubletree, and its operations will be combined with those of Doubletree. The Combined Company's corporate headquarters will be in Phoenix, Arizona. It is expected that Doubletree's management team will continue to manage the combined operations of the Combined Company after the completion of the Merger. In addition, the acquisition of Red Lion presents Doubletree with the opportunity to augment its successful management team with individuals from Red Lion's experienced management team. The Board of Directors of Doubletree will be expanded to include two additional members to be designated by the Partnership, an entity affiliated with KKR. The Partnership is the majority shareholder of Red Lion and will own approximately 11.8% of Doubletree's Common Stock upon consummation of the Merger and the Financing Plan. The GEI Entities will own in the aggregate approximately 23.2% of the Doubletree Common Stock upon consummation of the Merger and the Financing Plan. See "The Merger and the Financing Plan -- The Financing Plan" and "Security Ownership of Certain Beneficial Owners and Management of Doubletree."


     Management of Doubletree will review its own operations and the operations of Red Lion and, upon completion of such review, will develop plans or proposals regarding, among other things, the integration or combination of the sales and marketing efforts, administrative support functions and other operations of Doubletree and Red Lion. Management of Doubletree believes that the Merger will create a combined entity with the resources to compete more effectively on a national basis; however, the Combined Company will continue to be subject to the competitive and economic factors associated with the lodging industry.

BUSINESS AND STRATEGY

     After the consummation of the Merger, the Combined Company will be one of the largest full service hotel operating companies in the United States. On a pro forma basis, as of June 30, 1996, the Combined Company would have had a portfolio of 234 hotels (197 of which it would have managed and 37 of which it would have franchised) containing 55,770 rooms in the United States and Mexico. On a pro forma basis, the Combined Company would have had revenues of $599.3 million for the year ended December 31, 1995 and $327.9 million for the six months ended June 30, 1996, with operating income of $60.0 million and $45.8 million and net income of $20.2 million and $14.6 million, respectively.

     Doubletree's principal business strategy is, and the Combined Company's principal business strategy will be, to provide its hotel owners with high quality, responsive hotel management and franchise services designed to improve hotel profitability and to provide its hotel guests with a high level of satisfaction. In executing this business strategy, Doubletree seeks to implement policies and programs designed to increase revenues while minimizing operating expenses. Doubletree seeks to grow hotel revenues by continuing to strengthen the Doubletree brand and implementing national, regional and local sales and marketing programs. Programs designed to reduce costs include providing purchasing services at favorable prices to hotel owners, offering management services and the Doubletree brand for one combined fee, minimizing the costs associated with operating under the Doubletree brand name, and promoting employee productivity and morale. As a result of these and other Doubletree business strategies, net operating income for the 46 hotels managed by Doubletree for the period from January 1, 1991 through December 31, 1995 has, Doubletree believes, increased on average by approximately 20% per annum during such period.

     Doubletree's growth strategy is, and the Combined Company's growth strategy will be, focused on four areas: (i) improving the revenue and operating performance of its existing hotels; (ii) increasing the number of rooms under its management or brand in its hotel portfolio; (iii) expanding the support services it offers to hotel owners; and (iv) acquiring other hotel management companies.

     Doubletree believes that it has several competitive strengths that will enable it to implement its growth strategy and continue to obtain additional management contracts, leases and franchise agreements, including: (i) a proven track record of generating profits for hotel owners; (ii) the strength of the Doubletree brand; (iii) the ability to offer capital and flexible management structures to hotel owners; (iv) established relationships with institutional hotel investors; (v) the operation of multiple product lines and brands; and
(vi) the ability to increase penetration into Doubletree's existing markets.

     In addition to the Merger, Doubletree has pursued its growth strategy in 1996 by completing the following transactions:

     - Acquisition of RFS, Inc. and Strategic Alliance with RFS Hotel Investors, Inc. In February 1996, Doubletree significantly expanded its portfolio of non-Doubletree brand hotels with the acquisition of RFS Management, which operates 50 hotels with approximately 7,000 rooms under such franchise brands as Holiday Inn, Holiday Inn Express, Residence Inn by Marriott, Hampton Inn, and Comfort Inn. The RFS Acquisition allows the Combined Company to further pursue non-Doubletree brand management contract and lease opportunities. Doubletree also separately negotiated a Right of First Refusal with the REIT, which provides a new source of long-term hotel management and lease opportunities for additions to the Combined Company's hotel portfolio.

     - Formation of Candlewood. Doubletree has entered the mid-priced extended stay segment of the hotel industry through the Candlewood joint venture with entities controlled by Mr. Jack DeBoer, the founder of Residence Inns, whom the industry credits with creating the extended stay concept. Mr. DeBoer is primarily responsible for the development and day-to-day operations of Candlewood. Candlewood's first hotel commenced operations in May 1996. Doubletree believes that Candlewood provides an opportunity to generate additional revenue and participate in a rapidly expanding and high demand segment of the lodging industry.

     - Formation of Joint Venture Strategic Alliance with Patriot. In August 1996, Doubletree and Patriot, one of the nation's leading hotel real estate investment trusts, committed to invest $20.0 million and $200.0 million, respectively, of equity capital to acquire hotels that would be managed, branded and leased by Doubletree. Management believes this strategic alliance will provide the Combined Company with another source of long-term hotel management and lease opportunities. The joint venture has successfully completed the acquisition of four Doubletree hotels.

     The Merger is consistent with, and is an important step in, Doubletree's growth strategy. The Red Lion hotels complement Doubletree's current brand portfolio and create critical mass for improved national brand awareness. While there can be no assurance that the integration of Doubletree and Red Lion will be successful or accomplished in a timely fashion or that the Combined Company will successfully implement its growth strategy (see "Risk
Factors -- Integration of the Two Companies" and "Risk Factors -- Risk of Contract Turnover"), Doubletree believes the Merger will generate several benefits, including:

     - Doubletree believes that the Combined Company's expanded size and diverse geographic presence presents opportunities for enhancing Doubletree's brand recognition. Subject to the receipt of necessary third party approvals, Doubletree currently intends to convert most of the Red Lion hotels to one of the Doubletree brands, thereby providing a major increase in market coverage for Doubletree's full service product, particularly in the western United States. Based on its examination of Red Lion hotels, Doubletree believes that such properties are generally in well maintained condition and of high quality. As a result, Doubletree does not expect that such hotel brand conversions will require significant capital expenditures. If the plans to convert the Red Lion hotels to Doubletree brand hotels are successful, the Merger will nearly double the number of upscale, non-suite Doubletree brand hotels, with limited overlap in existing markets served. Notwithstanding the increased size and presence of the Combined Company, Doubletree believes that there will be a significant number of available markets offering expansion potential for the Combined Company, including many of the markets in which the Combined Company's hotels will be located.

     - Doubletree believes that as a result of Doubletree's national brand recognition, marketing strength, and higher ADR structure compared to Red Lion's, the conversion of the Red Lion hotels to the Doubletree brand presents opportunities for improvement in both ADR and occupancy rates.

     - Doubletree believes that the majority of leases and management agreements covering the Red Lion hotels are long-term, stable assets that do not present a significant risk that they will be terminated or renegotiated in the ordinary course of the Combined Company's business.

     - Doubletree believes that the Combined Company will create economies of scale in services provided to its hotel owners, such as centralized reservations services, national sales and marketing departments, centralized accounting, management information services and other administrative departments. As a result of the Merger, Doubletree believes that the Combined Company will achieve additional cost savings in these centralized services departments over those that have been experienced by Doubletree or Red Lion separately. In addition, Doubletree believes that the opportunity to integrate Red Lion's and Doubletree's corporate headquarters and services will result in cost savings that will directly benefit the Combined Company.

     - Doubletree believes that the combination of the experienced hotel employees of each of Doubletree and Red Lion will result in the Combined Company having a large pool of hotel employees with proven track records that can further support the implementation of Doubletree's business strategy and support the Combined Company's future growth. In addition, the Merger presents Doubletree with the opportunity to augment its successful corporate management team with individuals from Red Lion's experienced corporate management team.

     - Doubletree believes it can extend its purchasing power and leverage with vendors to the Red Lion hotels. Doubletree offers purchasing services to the hotels in its portfolio and uses its purchasing power, and, where appropriate, the purchasing power of certain of its major stockholders, to negotiate favorable contract terms with vendors, on both a regional and national basis. Doubletree believes that the Combined Company's increased size will further increase its purchasing power with such vendors and any prospective vendors, which may therefore result in cost savings to the hotel owners and may generate increased profits for the Combined Company.

     - Doubletree believes Red Lion's significant investments in upgrading its reservation system will enhance the performance of its current reservation system. Red Lion has invested approximately $11 million in developing a new, state-of-the-art central reservations system, which includes a direct interface with airline reservation systems, advanced marketing database capabilities and improved revenue management tools, including real-time room inventory, and is anticipated to be operational throughout the Red Lion system in early 1997. Doubletree currently intends to integrate its current reservation system with Red Lion's reservation system, capitalizing on the best aspects of each system, for use by the Combined Company's portfolio of hotels.

     As a result of the Merger, Doubletree will acquire 100% ownership in 17 of Red Lion's 56 hotel properties. Doubletree believes that these hotels can benefit substantially from the implementation of the Combined Company's business strategy. Doubletree, however, remains focused on managing hotels, and once such operating improvements outlined above have been realized, will explore all of its alternatives, including the sale of one or more of such properties while retaining the right to manage the hotels sold.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1995 and the six month periods ended June 30, 1995 and June 30, 1996 present the results of operations of Doubletree assuming that the Merger, the Financing Plan, the Red Lion Formation and the Red Lion 1996 Hotel Acquisitions had been completed as of January 1, 1995. All material adjustments necessary to conform the financial statement presentation of the results of operations for Red Lion to that of Doubletree and to reflect the foregoing assumptions are presented in the Reclassification Adjustments and Pro Forma Adjustments columns, respectively, which are further described in the Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

     The unaudited pro forma consolidated balance sheet presents the historical consolidated balance sheets of Doubletree and Red Lion adjusted to reflect the Merger, the Financing Plan and the acquisition of two hotels subsequent to June 30, 1996 in connection with the Red Lion 1996 Hotel Acquisitions as if each had occurred on June 30, 1996.

     The following information is not necessarily indicative of the results of operations of Doubletree as they may be in the future or as they might have been had the Merger, the Financing Plan, the Red Lion Formation and the Red Lion 1996 Hotel Acquisitions been consummated at the beginning of the period shown. The Unaudited Pro Forma Condensed Consolidated Statements of Operations should be read in conjunction with the audited historical Consolidated Financial Statements of Doubletree and Red Lion included elsewhere herein and the notes thereto.

     For a discussion of the historical corporate organization of Doubletree and Red Lion, see "Corporate Organization."

                             DOUBLETREE CORPORATION

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               RED LION                                   DOUBLETREE
                                           ------------------------------------------------   -----------------------------------
                                                           RECLASSIFICATION                               PRO FORMA
                                           PRO FORMA(1)     ADJUSTMENTS(2)      AS ADJUSTED    ACTUAL    ADJUSTMENTS      TOTAL
                                           ------------   -------------------   -----------   --------   -----------     --------
Revenues:
  Management and franchise fees..........    $     --          $  11,389         $  11,389    $ 30,082    $    (299)(a)  $ 41,172
  Owned hotel revenues...................          --            185,413           185,413       7,081       27,074(a)    219,568
  Leased hotel revenues..................          --            132,213           132,213     141,942           --       274,155
  Purchasing and service fees............          --             44,634            44,634      16,487           --        61,121
  Other fees and income..................          --              2,299             2,299         994           --         3,293
  Rooms revenues.........................     277,204           (277,204)               --          --           --            --
  Food and beverage revenues.............     165,281           (165,281)               --          --           --            --
  Other revenues.........................      49,884            (49,884)               --          --           --            --
                                             --------          ---------          --------    --------     --------      --------
    Total revenues.......................     492,369           (116,421)          375,948     196,586       26,775       599,309
                                             --------          ---------          --------    --------     --------      --------
Operating costs and expenses:
  Corporate general and administrative
    expenses.............................          --             10,470            10,470      14,413           --        24,883
  Owned hotel expenses...................          --            122,502           122,502       6,049       20,538(a)    149,089
  Leased hotel expenses..................          --            108,877           108,877     132,644           --       241,521
  Purchasing and service expenses........          --             42,345            42,345      13,925           --        56,270
  Depreciation and amortization..........      19,327                 --            19,327       4,686       26,355(a)     50,368
  Business combination expenses..........      14,662                 --            14,662       2,565           --        17,227
  Departmental direct expenses:
    Rooms................................      68,393            (68,393)               --          --           --            --
    Food and beverage....................     127,450           (127,450)               --          --           --            --
    Other................................      18,588            (18,588)               --          --           --            --
  Property indirect expenses.............     104,010           (104,010)               --          --           --            --
  Other costs............................      36,445            (36,445)               --          --           --            --
  Payments due to owners of managed
    hotels...............................      46,895            (46,895)               --          --           --            --
                                             --------          ---------          --------    --------     --------      --------
    Total operating costs and expenses...     435,770           (117,587)          318,183     174,282       46,893       539,358
                                             --------          ---------          --------    --------     --------      --------
Operating income.........................      56,599              1,166            57,765      22,304      (20,118)       59,951
  Equity in earnings of unconsolidated
    joint ventures.......................       2,299             (2,299)               --          --           --            --
  Interest income........................       3,697              1,133             4,830       4,147           --         8,977
  Interest expense.......................     (21,759)                --           (21,759)       (227)     (24,041)(b)   (46,027)
                                             --------          ---------          --------    --------     --------      --------
Income before income taxes and minority
  interest...............................      40,836                 --            40,836      26,224      (44,159)       22,901
  Minority interest share of income
    (loss)...............................        (758)                --              (758)         35           --          (723)
                                             --------          ---------          --------    --------     --------      --------
Income before income taxes...............      40,078                 --            40,078      26,259      (44,159)       22,178
  Income tax expense.....................      (7,327)                --            (7,327)     (8,468)      13,842(c)     (1,953)
                                             --------          ---------          --------    --------     --------      --------
Net income...............................    $ 32,751          $      --         $  32,751    $ 17,791    $ (30,317)     $ 20,225(3)
                                             ========          =========          ========    ========     ========      ========
EARNINGS PER SHARE.......................                                                     $   0.80                   $   0.54(3)
                                                                                              ========                   ========
Weighted average common and common
  equivalent shares outstanding..........                                                       22,219                     37,190
                                                                                              ========                   ========


---------------
(1) Presents the pro forma operating results of Red Lion as if the Red Lion Formation and the Red Lion Refinancing had occurred on January 1, 1995. The pro forma operating results include the operating results of Historical Red Lion for the seven months ended July 31, 1995, the operating results of Red Lion for the ten months ended December 31, 1995 and the following pro forma adjustments: (i) to record $8.5 million of net lease expenses on the Red Lion Leased Hotels, (ii) to decrease depreciation and amortization by $6.4 million related to the Red Lion Leased Hotels, (iii) to decrease interest expense by $10.4 million reflecting the Red Lion Refinancing, (iv) to decrease the minority interest in income from joint venturer by $0.2 million, (v) to increase income tax expense by $11.4 million and (vi) to eliminate $4.6 million of offsetting other revenues and payments due to owners of managed hotels.

(2) Reclassifications to conform the financial statement presentations of Red Lion to that of Doubletree.


(3) During 1995, Doubletree incurred $2.6 million of business combination expenses related to the RFS Acquisition. The pro forma operating results of Red Lion include non-recurring costs associated with the Red Lion Formation of $14.7 million and $9.7 million of deferred tax benefits. Excluding these items and adjusting income taxes to Doubletree's effective tax rate and the statutory tax rate for Red Lion, net income and earnings per share on a pro forma basis would have been $21.3 million and $0.57, respectively.


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

                             DOUBLETREE CORPORATION

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                          RED LION                                     DOUBLETREE
                                      ------------------------------------------------   ---------------------------------------
                                                      RECLASSIFICATION                                   PRO FORMA
                                      PRO FORMA(1)     ADJUSTMENTS(2)      AS ADJUSTED      ACTUAL      ADJUSTMENTS      TOTAL
                                      ------------   -------------------   -----------   ------------   -----------     --------
Revenues:
  Management and franchise fees.....    $     --          $   5,441         $   5,441      $ 14,536      $    (147)(a)  $ 19,830
  Owned hotel revenues..............          --             90,171            90,171         3,308         13,658(a)    107,137
  Leased hotel revenues.............          --             63,680            63,680        65,534             --       129,214
  Purchasing and service fees.......          --             20,829            20,829         7,478             --        28,307
  Other fees and income.............          --              1,689             1,689           493             --         2,182
  Rooms revenues....................     135,918           (135,918)               --            --             --            --
  Food and beverage revenues........      80,793            (80,793)               --            --             --            --
  Other revenues....................      24,114            (24,114)               --            --             --            --
                                        --------          ---------          --------      --------       --------      --------
    Total revenues..................     240,825            (59,015)          181,810        91,349         13,511       286,670
                                        --------          ---------          --------      --------       --------      --------
Operating costs and expenses:
  Corporate general and
    administrative expenses.........          --              3,954             3,954         7,106             --        11,060
  Owned hotel expenses..............          --             61,198            61,198         2,936         10,271(a)     74,405
  Leased hotel expenses.............          --             53,623            53,623        61,008             --       114,631
  Purchasing and service expenses...          --             19,605            19,605         6,346             --        25,951
  Depreciation and amortization.....       9,884                 --             9,884         2,056         12,957(a)     24,897
  Departmental direct expenses:
    Rooms...........................      33,534            (33,534)               --            --             --            --
    Food and beverage...............      63,473            (63,473)               --            --             --            --
    Other...........................       9,160             (9,160)               --            --             --            --
  Property indirect expenses........      51,560            (51,560)               --            --             --            --
  Other costs.......................      16,954            (16,954)               --            --             --            --
  Payments due to owners of managed
    hotels..........................      23,858            (23,858)               --            --             --            --
                                        --------          ---------          --------      --------       --------      --------
    Total operating costs and
      expenses......................     208,423            (60,159)          148,264        79,452         23,228       250,944
                                        --------          ---------          --------      --------       --------      --------
Operating income....................      32,402              1,144            33,546        11,897         (9,717)       35,726
  Equity in earnings of
    unconsolidated
    joint ventures..................       1,689             (1,689)               --            --             --            --
  Interest income...................       1,810                545             2,355         1,858             --         4,213
  Interest expense..................     (11,851)                --           (11,851)         (132)       (11,049)(b)   (23,032)
                                        --------          ---------          --------      --------       --------      --------
Income before income taxes and
  minority interest.................      24,050                 --            24,050        13,623        (20,766)       16,907
  Minority interest share of
    (income) loss...................        (159)                --              (159)           (7)            --          (166)
                                        --------          ---------          --------      --------       --------      --------
Income before income taxes..........      23,891                 --            23,891        13,616        (20,766)       16,741
  Income tax expense................      (9,556)                --            (9,556)       (4,229)         6,396(c)     (7,389)
                                        --------          ---------          --------      --------       --------      --------
Net income..........................    $ 14,335          $      --         $  14,335      $  9,387      $ (14,370)     $  9,352(3)
                                        ========          =========          ========      ========       ========      ========
EARNINGS PER SHARE..................                                                       $   0.43                     $   0.25(3)
                                                                                           ========                     ========
Weighted average common and common
  equivalent shares outstanding.....                                                         21,984                       36,955
                                                                                           ========                     ========


---------------
(1) Presents the pro forma operating results of Red Lion as if the Red Lion Formation and the Red Lion Refinancing had occurred on January 1, 1995. The pro forma operating results include the operating results of Historical Red Lion for the seven months ended July 31, 1995, the operating results of Red Lion for the four months ended June 30, 1995 and the following pro forma adjustments: (i) to record $7.3 million of net lease expenses on the Red Lion Leased Hotels, (ii) to decrease depreciation and amortization by $5.4 million related to the Red Lion Leased Hotels, (iii) to decrease interest expense by $8.7 million reflecting the Red Lion Refinancing, (iv) to decrease the minority interest in income from joint venturer by $0.1 million, (v) to increase income tax expense by $10.6 million, and (vi) to remove all revenues and expenses of Historical Red Lion for July 1995, which decreased net income by $3.6 million.

(2) Reclassifications to conform the financial statement presentations of Red Lion to that of Doubletree.

(3) RFS Management, as a Subchapter S corporation in 1995 for federal income tax purposes, was generally not liable for federal income taxes. If income taxes, at Doubletree's effective rate, are provided on RFS Management's earnings then net income and earnings per share on a pro forma basis would have been $8.8 million and $0.24, respectively.

         See Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                    Information

                             DOUBLETREE CORPORATION

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               RED LION                                  DOUBLETREE
                                             --------------------------------------------   ------------------------------------
                                                         RECLASSIFICATION                                 PRO FORMA
                                              ACTUAL      ADJUSTMENTS(1)      AS ADJUSTED     ACTUAL     ADJUSTMENTS     TOTAL
                                             --------   -------------------   -----------   ----------   -----------    --------
Revenues:
  Management and franchise fees............  $     --        $   6,138         $   6,138     $ 18,519     $    (141)(a) $ 24,516
  Owned hotel revenues.....................        --           95,337            95,337        3,979        12,237(a)   111,553
  Leased hotel revenues....................        --           67,501            67,501       86,321            --      153,822
  Purchasing and service fees..............        --           28,017            28,017        7,585            --       35,602
  Other fees and income....................        --            1,423             1,423          972            --        2,395
  Rooms revenues...........................   147,445         (147,445)               --           --            --           --
  Food and beverage revenues...............    81,389          (81,389)               --           --            --           --
  Other revenues...........................    29,133          (29,133)               --           --            --           --
                                             --------        ---------          --------     --------      --------     --------
    Total revenues.........................   257,967          (59,551)          198,416      117,376        12,096      327,888
                                             --------        ---------          --------     --------      --------     --------
Operating costs and expenses:
  Corporate general and administrative
    expenses...............................        --            4,851             4,851        8,641            --       13,492
  Owned hotel expenses.....................        --           63,263            63,263        3,217         9,166(a)    75,646
  Leased hotel expenses....................        --           55,232            55,232       79,735            --      134,967
  Purchasing and service expenses..........        --           26,593            26,593        5,648            --       32,241
  Depreciation and amortization............     9,167               --             9,167        2,940        13,674(a)    25,781
  Departmental direct expenses:
    Rooms..................................    36,991          (36,991)               --           --            --           --
    Food and beverage......................    63,634          (63,634)               --           --            --           --
    Other..................................    10,079          (10,079)               --           --            --           --
  Property indirect expenses...............    55,163          (55,163)               --           --            --           --
  Other costs..............................    18,028          (18,028)               --           --            --           --
  Payments due to owners of managed
    hotels.................................    26,178          (26,178)               --           --            --           --
                                             --------        ---------          --------     --------      --------     --------
    Total expenses.........................   219,240          (60,134)          159,106      100,181        22,840      282,127
                                             --------        ---------          --------     --------      --------     --------
Operating income...........................    38,727              583            39,310       17,195       (10,744)      45,761
  Equity in earnings of unconsolidated
    joint ventures.........................     1,423           (1,423)               --           --            --           --
  Interest income..........................     1,275              840             2,115        2,090            --        4,205
  Interest expense.........................    (9,054)              --            (9,054)        (143)      (13,846)(b)  (23,043)
                                             --------        ---------          --------     --------      --------     --------
Income before income taxes and minority
  interest.................................    32,371               --            32,371       19,142       (24,590)      26,923
  Minority interest share of (income)......      (978)              --              (978)         (22)           --       (1,000)
                                             --------        ---------          --------     --------      --------     --------
Income before income taxes.................    31,393               --            31,393       19,120       (24,590)      25,923
  Income tax expense.......................   (12,557)              --           (12,557)      (6,693)        7,924(c)   (11,326)
                                             --------        ---------          --------     --------      --------     --------
Net income.................................  $ 18,836        $      --         $  18,836     $ 12,427     $ (16,666)    $ 14,597
                                             ========        =========          ========     ========      ========     ========
  EARNINGS PER SHARE.......................                                                  $   0.54                   $   0.39
                                                                                             ========                   ========
  Weighted average common and common
    equivalent shares outstanding..........                                                    22,849                     37,820
                                                                                             ========                   ========


---------------
(1) Reclassifications to conform the financial statement presentations of Red Lion to that of Doubletree.

 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

                    DOUBLETREE CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                                  AS OF JUNE 30, 1996
                                                    ------------------------------------------------
                                                    HISTORICAL       PRO FORMA
                                                    DOUBLETREE     ADJUSTMENTS(4)         PRO FORMA
                                                    ----------     --------------         ----------
ASSETS
Cash and cash equivalents.........................   $  46,566       $   10,360(a)        $   56,926
Accounts receivable, net..........................      20,596           18,400(b)            38,996
Other.............................................       3,421            7,200(b)            10,621
                                                      --------       ----------           ----------
     Total current assets.........................      70,583           35,960              106,543
                                                      --------       ----------           ----------
Notes and other receivables.......................      30,949            1,800(b)            32,749
Investments.......................................      29,892           43,100(b)            72,992
Due from affiliates...............................          --           29,000(b)            29,000
Property and equipment, net.......................      13,815          636,350(b)           650,165
Management contracts, net.........................      48,275          422,300(b)           470,575
Deferred costs and other assets...................       3,231           21,470(b)            24,701
Goodwill, net.....................................      15,228          382,169(b)           397,397
                                                      --------       ----------           ----------
                                                     $ 211,973       $1,572,149           $1,784,122
                                                      ========       ==========           ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses.............   $  39,258       $   93,834(b)(c)     $  133,092
Current portion of long-term debt.................          --            5,000(d)             5,000
                                                      --------       ----------           ----------
     Total current liabilities....................      39,258           98,834              138,092
                                                      --------       ----------           ----------
Long-term debt, net of current portion............          --          595,000(d)           595,000
Other long-term liabilities.......................          --           11,776(b)            11,776
Minority interest in consolidated joint
  ventures........................................          --            1,290(b)             1,290
Deferred income taxes.............................      18,254          243,991(b)           262,245
                                                      --------       ----------           ----------
     Total liabilities............................      57,512          950,891            1,008,403
                                                      --------       ----------           ----------
Common stock......................................         231              149(e)               380
Additional paid-in capital........................     128,061          621,109(e)           749,170
Unearned employee compensation....................        (176)              --                 (176)
Unrealized gain on marketable securities..........          26               --                   26
Retained earnings.................................      26,319               --               26,319
                                                      --------       ----------           ----------
     Total Stockholders' Equity...................     154,461          621,258              775,719
                                                      --------       ----------           ----------
                                                     $ 211,973       $1,572,149           $1,784,122
                                                      ========       ==========           ==========


 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

                             DOUBLETREE CORPORATION

1. ASSUMPTIONS


     The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1995 and the six month periods ended June 30, 1995 and June 30, 1996 are presented as if each of the following events occurred on January 1, 1995: (1) the Merger, including the issuance of approximately $311.6 million of Doubletree Common Stock as Stock Consideration, (2) the Red Lion 1996 Hotel Acquisitions (which are further described below), (3) the borrowing of $600.0 million under the New Credit Facility, (4) the sale of $100.0 million of Doubletree Common Stock pursuant to the GEPT Equity Investment, (5) the receipt of net proceeds of $209.7 million from the Offering, (6) the payment of approximately $685.2 million in Cash Consideration to the stockholders and optionholders of Red Lion and (7) the repayment of existing Red Lion indebtedness of approximately $213.3 million with a portion of the proceeds obtained from the Financing Plan. See "The Merger and the Financing Plan -- The Financing Plan." The Merger has been accounted for as a purchase transaction in accordance with generally accepted accounting principles and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of that date. The excess of the purchase price over the fair value of the net assets acquired, goodwill, is being amortized over 40 years.


2. RECLASSIFICATIONS

     Reclassifications have been made to the pro forma statements of operations and balance sheet for Red Lion to conform with the financial statement presentation used by Doubletree as follows:

     -- Red Lion has followed the practice of recording the operating revenues and expenses and working capital of hotels managed but not owned by Red Lion. The hotel owners' profit had been recorded as payments due to owners. Reclassifications have been made to eliminate these amounts and reflect the net management fee earned by Red Lion.

     -- Revenues earned and expenses incurred in providing purchasing and other services to hotels, previously reported at an amount equal to the net profit resulting from the transactions, have been grossed up.


     -- Reclassification of hotel revenues and expenses as managed, owned and leased from departmental revenues and expenses.


3. PRO FORMA ADJUSTMENTS -- STATEMENTS OF OPERATIONS

     The following adjustments have been made to the Unaudited Pro Forma Condensed Consolidated Statements of Operations:

          (a) To record the change in depreciation and amortization resulting from the application of purchase accounting and amortization of loan fees related to the Financing Plan. Red Lion acquired one hotel in April of 1996 for $26.0 million and two hotels for $37.3 million (the "Red Lion 1996 Hotel Acquisitions") subsequent to June 30, 1996. The pro forma results of operations include the operating results of these hotels as if they were owned as of January 1, 1995. Hotel management fees from the hotel acquired in September of 1996 (which was previously managed) have been eliminated.

          (b) To eliminate actual interest expense of Red Lion and record interest expense associated with the Financing Plan. An interest rate of 7.63% was assumed for all periods on borrowings under the New Credit Facility. The effect of a 1/8 percent change in the interest rate would be approximately $730,000 for the year ended December 31, 1995 and $365,000 for the six months ended June 30, 1995 and 1996, respectively.

          (c) To reflect an effective tax rate of 40% on all pro forma adjustments except for amortization of goodwill.

4. PRO FORMA ADJUSTMENTS -- BALANCE SHEET

     The following adjustments have been made to the Unaudited Pro Forma Condensed Consolidated Balance Sheet:

          (a) Adjustments to reflect the net increase in cash and cash equivalents consisting of:


            Existing Red Lion cash...................................  $  36,509
            Acquisition of two hotels subsequent to June 30, 1996....    (37,350)
            Proceeds from the GEPT Equity Investment.................    100,000
            Net proceeds from the Offering...........................    209,672
            Proceeds from borrowings under the New Credit Facility...    600,000
            Repayment of existing notes payable......................   (213,319)
            Cash Consideration paid pursuant to the Merger...........   (685,152)
                                                                       ---------
                                                                       $  10,360
                                                                       =========


          (b) Adjustment to reflect the allocation of the purchase price to the assets acquired (including the two hotels of the Red Lion 1996 Hotel Acquisitions acquired subsequent to June 30, 1996), liabilities assumed, deferred tax liability on the step-up in the historical basis and the excess of the purchase price over the net assets acquired.

          (c) Adjustment to increase accounts payable and accrued expenses by the estimated costs to be incurred to complete the transaction of $46.3 million including $14.5 million to be incurred in conjunction with the Financing Plan.

          (d) Adjustment to record debt to reflect the Financing Plan.

          (e) Adjustment to record the estimated shares to be issued in connection with the Merger, the Offering and the GEPT Equity Investment all in accordance with the assumptions set forth in the first paragraph of "Prospectus Summary."

               SELECTED CONSOLIDATED FINANCIAL DATA OF DOUBLETREE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables present selected historical consolidated financial information for Doubletree and its Predecessor, the entity which owned 92% of GQHP prior to the Doubletree Combination Transaction. Prior to January 1, 1993 the historical financial information for the Predecessor includes only the operations of GQHP. From January 1, 1993 to December 16, 1993, the historical financial information for the Predecessor includes the operations of GQHP and RFS Management and subsequent to such date, includes the combined operations of GQHP, RFS Management and DHC. The following tables also present selected 1993 pro forma consolidated financial information for Doubletree, giving effect to the Doubletree Combination Transaction and the Doubletree Reorganization as if each had occurred on January 1, 1993. The selected historical consolidated financial information presented below as of and for the years ended December 31, 1994 and 1995 has been derived from the audited financial statements of Doubletree. The selected historical consolidated financial information presented below as of and for the fiscal years ended December 31, 1991, 1992 and 1993 has been derived from the audited financial statements of the Predecessor. The selected historical consolidated financial information as of and for the six months ended June 30, 1995 and 1996 has been derived from the unaudited consolidated financial statements of Doubletree and include all adjustments consisting only of normal recurring adjustments that management considers necessary for a fair presentation of the financial information. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results expected for the full year. For a discussion of the historical corporate organization of Doubletree, see "Corporate Organization."

     The financial information set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Results of Operations and Financial Condition of Doubletree," the consolidated financial statements, the notes thereto and other financial and statistical information appearing elsewhere in this Prospectus.

                                                                                                               SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                                 JUNE 30,
                                     --------------------------------------------------------------------    --------------------
                                                                         PRO
                                              PREDECESSOR              FORMA(2)          DOUBLETREE               DOUBLETREE
                                     ------------------------------    --------     ---------------------    --------------------
                                     1991(1)     1992(1)     1993        1993         1994         1995        1995        1996
                                     --------    -------    -------    --------     --------     --------    --------    --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA
Revenues:
  Management and franchise fees....  $  8,953    $8,556     $10,612    $24,659      $ 26,330     $ 30,082    $ 14,536    $ 18,519
  Owned hotel revenues.............     1,728     3,786       9,943         --            92        7,081       3,308       3,979
  Leased hotel revenues............     2,345     5,932      14,923     19,849        73,769      141,942      65,534      86,321
  Purchasing and service fees......        89        --         329      8,539        10,746       16,487       7,478       7,585
  Other fees and income............     6,162       419       2,547      3,749         1,545          994         493         972
                                      -------    -------    -------    -------      --------     --------    --------    --------
    Total revenues.................    19,277    18,693      38,354     56,796       112,482      196,586      91,349     117,376
                                      -------    -------    -------    -------      --------     --------    --------    --------
Operating expenses
  Corporate general and
    administrative expenses........     5,696     5,683       7,485     11,584        11,879       14,413       7,106       8,641
  Owned hotel expenses.............     1,694     2,810       6,400         --           101        6,049       2,936       3,217
  Leased hotel expenses............     1,796     4,972      14,266     18,523        68,981      132,644      61,008      79,735
  Purchasing and service
    expenses.......................        --        --         620      8,234         9,807       13,925       6,346       5,648
  Depreciation and amortization....     2,373       599       1,572      2,830         2,943        4,686       2,056       2,940
  Business combination expenses....    17,065        --       1,865         --            --        2,565          --          --
                                      -------    -------    -------    -------      --------     --------    --------    --------
    Total expenses.................    28,624    14,064      32,208     41,171        93,711      174,282      79,452     100,181
                                      -------    -------    -------    -------      --------     --------    --------    --------
  Operating income.................    (9,347)    4,629       6,146     15,625        18,771       22,304      11,897      17,195
    Interest expense...............    (4,109)       --      (1,228)    (1,907 )        (831)        (227)       (132)       (143)
    Interest income................       260       159         254        660         1,630        4,147       1,858       2,090
                                      -------    -------    -------    -------      --------     --------    --------    --------
  Income (loss) before income taxes
    and minority
    interest.......................   (13,196)    4,788       5,172     14,378        19,570       26,224      13,623      19,142
  Minority interest share of
    (income) loss..................     6,923       372         175         --            --           35          (7)        (22)
                                      -------    -------    -------    -------      --------     --------    --------    --------
  Income (loss) before taxes.......    (6,273)    4,416       5,347     14,378        19,570       26,259      13,616      19,120
    Income tax expense.............        27        65         414      5,763 (3)     6,335(4)     8,468       4,229       6,693
                                      -------    -------    -------    -------      --------     --------    --------    --------
  Net income (loss)................  $ (6,300)   $(4,351)   $ 4,933    $ 8,615      $ 13,325(4)  $ 17,791    $  9,387    $ 12,427
                                      =======    =======    =======    =======      ========     ========    ========    ========
Earnings per share.................                                    $  0.47      $   0.66(4)  $   0.80    $   0.43    $   0.54
                                                                       =======      ========     ========    ========    ========
Pro forma net income(5)............                                                              $ 18,736    $  8,851
                                                                                                 ========    ========
Pro forma earnings per share(5)....                                                              $   0.84    $   0.40
                                                                                                 ========    ========
Weighted average common and common
  equivalent
  shares outstanding(6)............                                     18,228        20,071       22,219      21,984      22,849
                                                                       =======      ========     ========    ========    ========

                                                                              AS OF DECEMBER 31,                          AS OF
                                                           ---------------------------------------------------------     JUNE 30,
                                                           1991(1)     1992(1)      1993         1994         1995         1996
                                                           -------     -------     -------     --------     --------     --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................  $3,621      $5,741      $6,826      $ 23,169     $ 32,652     $ 46,566
Total assets.............................................  12,104      22,368      89,072       134,701      163,107      211,973
Long-term debt, net of current portion...................      --       5,736      25,000            --           --           --
Stockholders' equity.....................................   3,542       9,773      13,645        91,587      114,386      154,461

---------------
(1) Predecessor only.

(2) Gives effect to the Doubletree Combination Transaction and the Doubletree Reorganization as if each of these events had occurred at January 1, 1993.

(3) The pro forma effective tax rate is higher than the actual effective tax rate due to fewer than expected restrictions on Doubletree's ability to utilize net operating loss carryforwards.

(4) Doubletree's effective tax rate for the year ended December 31, 1994 was 32.4% due to the organizational structure of Doubletree prior to its initial public offering. Had a 35% rate been incurred, 1994 net income and earnings per share would have been $12.7 million and $0.63, respectively.

(5) During the fourth quarter of 1995, Doubletree and RFS Management incurred $2.6 million of business combination expenses related to the RFS Acquisition which closed in February 1996. RFS Management, as a Subchapter S corporation in 1995 for federal income tax purposes, was not generally liable for income taxes. Accordingly, RFS Management did not provide for federal income taxes in its 1995 financial statements. Pro forma adjustments have been made for the year ended December 31, 1995 and the six months ended June 30, 1995 to provide for income taxes on the earnings of RFS Management at Doubletree's effective tax rate; also, for the year ended December 31, 1995 pro forma adjustments have been made to exclude the business combination expenses and provide for a related increase in income tax expense.

(6) Assumes that the 15,500,000 shares issued in connection with the Doubletree Reorganization and the 2,727,811 shares issued to acquire RFS Management, which was accounted for as a pooling of interests, were outstanding for all periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF DOUBLETREE

OVERVIEW

     As of June 30, 1996, Doubletree leased and/or managed 142 hotels and had 37 franchise agreements consisting of contracts for 60 full-service Doubletree Hotels, 37 Doubletree Guest Suites all-suite hotels, 13 limited-service Doubletree Club Hotels and 69 non-Doubletree brand hotels. As a manager of hotels, Doubletree is typically responsible for supervising or operating the hotel in exchange for base fees tied to revenues. In addition, Doubletree may also earn revenues through incentive fees based on the performance of the hotel and income from debt and equity investments in the underlying hotel. As a franchisor, Doubletree licenses its brand name to the hotel operator in exchange for a franchise fee based on revenues.

     Hotel revenues consist of revenues from hotels owned or leased by Doubletree. For these hotels, Doubletree includes as revenues the entire hotel's revenues. As the lessee of hotels that Doubletree also manages, Doubletree exercises similar control over the operation and supervision of the hotel as is given to it as a manager, however, Doubletree recognizes all revenues and substantially all expenses associated with the operation of the hotel.

     Purchasing and service fees represent fees from purchasing agreements with preferred vendors, sales of furniture, supplies and other frequently used items to hotels for a profit, and fees from technical services provided to hotel owners in connection with the construction/renovation of hotels.

     Other fees and income primarily comprise contract termination fees and equity in income/losses of hotel partnerships and similar ventures, including gains/losses upon the sale of a hotel.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1996 (Actual) vs. Six Months Ended June 30, 1995 (Actual)

     Total revenues increased $26.0 million or 28% to $117.4 million for the six months ended June 30, 1996 compared to $91.3 million for the six months ended June 30, 1995.

     Revenues from management and franchise fees increased $4.0 million or 27% in 1996 compared to the same period in 1995. The increase is attributable to increased incentive fees of $2.0 million, fees from new contracts (net of contracts lost) of $1.4 million, and increased fees from comparable hotels of $0.9 million. The growth in revenue was offset by reduced fees of approximately $0.3 million from renegotiated contracts and management contracts which converted to franchise agreements.

     Owned hotel revenues increased $0.7 million or 20% in the first six months of 1996 compared to the same period in 1995 reflecting a significantly improved occupancy rate at the one owned hotel in Southfield, Michigan.

     Leased hotel revenues increased $20.8 million or 32% in the first six months of 1996 reflecting improved average daily rates and occupancies and the net addition of ten leased hotels as compared with the same period in 1995. The margin on leased hotel operating results increased 46% from $4.5 million to $6.6 million, reflecting the net addition of these properties and an improvement in the operating margin from 6.9% to 7.6%.

     Purchasing and service fees increased by $0.1 million in the first six months of 1996 compared to the same period in 1995. The margin increased by $0.8 million to $1.9 million reflecting a shift in mix from high volume, low margin bulk purchasing programs (whereby Doubletree purchases goods and resells such goods to its hotel owners) to preferred vendor programs (whereby Doubletree earns program management fees only).

     Other fees and income increased principally due to dividends from Doubletree's investment in the convertible preferred stock of the REIT.

     General and administrative expenses increased $1.5 million or 22% over the first six months of 1995 primarily due to the addition of employees, the formation of a franchise development team and an increase in legal and professional fees, all of which is attributable to the Company's growth. Depreciation and amortization increased $0.9 million over the comparable 1995 period primarily due to increased amortization associated with investments in management contracts. Net interest income increased nominally by $0.2 million.

     The provision for income taxes reflects a 35% effective tax rate for the first six months of 1996 compared with a 31% effective tax rate for the comparable 1995 period. The lower effective tax rate for 1995 reflects the election of RFS Management to be taxed as a Subchapter S corporation for income tax purposes and, therefore, it was generally not subject to federal income taxes. Had RFS Management been included in the 1995 consolidated income tax returns of Doubletree, the income tax provision for the first six months of 1995 would have increased by $0.5 million.

     Net income and earnings per share for the six months ended June 30, 1996 were $12.4 million and $0.54, respectively, compared to $9.4 million and $0.43, respectively, in 1995. With a normalized effective tax rate for RFS Management in 1995 of 35%, net income would have increased from 1995 to 1996 by 40% from $8.9 million to $12.4 million and per share earnings would have increased 35% from $0.40 to $0.54.

  Year Ended December 31, 1995 (Actual) vs. Year Ended December 31, 1994
(Actual)

     Total revenues increased $84.1 million or 75% to $196.6 million for the year ended December 31, 1995 compared to $112.5 million for the year ended December 31, 1994.

     Revenues from management and franchise fees increased $3.8 million or 14% due to fees from new contracts (net of contracts lost) of $2.0 million, increased fees from comparable hotels of $0.9 million and higher incentive fees of $0.6 million. Fees from renegotiated contracts and fees from contracts which converted from management to franchise contracts in connection with the sale of the underlying hotels also increased $0.3 million.

     Owned hotel revenues increased $7.0 million representing the full year of results of the Southfield hotel acquired in December 1994.

     Leased hotel revenues increased $68.2 million or 92% principally due to an increase in the number of leased hotels in 1995 as compared to 1994. Leased hotel revenues for 1995 reflect the net addition of nine leased hotels since December 31, 1994 plus the full year of revenues from the 31 hotels RFS Management began leasing during 1994. The margin on leased hotel results increased $4.5 million to $9.3 million reflecting the net addition of these properties since the prior year.

     Purchasing and service fees increased $5.7 million or 53% primarily due to increased purchasing volume and the net addition of new properties and increases in revenues from existing properties. The margin from purchasing and service fees increased $1.6 million to $2.6 million or 173% principally reflecting the implementation of several purchasing agreements that lower the price of products to the hotel owner while concurrently providing Doubletree with a fee in return for negotiating and managing the program.

     Other fees and income decreased $0.6 million or 36% resulting principally from $0.8 million of termination fees received in 1994 in connection with the termination of two management contracts. Doubletree subsequently entered into management contracts with the new owners of these two hotels.

     General and administrative expenses increased $2.5 million or 21%, $2.2 million of which was attributable to the growth of RFS Management, which added 31 hotels in 1994, and $0.3 million which was attributable to DHC's increased legal costs and costs associated with the formation of the franchise development team.

     Depreciation and amortization increased $1.7 million in 1995 primarily due to the acquisition of the Southfield, Michigan hotel in December 1994 and increased amortization associated with investments in management contracts.

     Business combination expenses of $2.6 million in 1995 are attributable to legal, professional and accounting fees, due diligence and certain other expenses incurred by RFS Management and Doubletree in connection with the business combination.

     Interest income increased $2.5 million due to an increase in interest earned on loans to hotel owners in conjunction with obtaining management contracts and higher interest income on invested cash balances. Interest expense decreased $0.6 million due to the repayment in July 1994 of all of the outstanding indebtedness under Doubletree's $30.0 million credit facility with a portion of the proceeds from the initial public offering.

     The provision for income taxes in 1994 reflects a 32.4% effective tax rate principally due to the organizational structure of Doubletree prior to its initial public offering in July 1994 offset by a slightly higher rate on the earnings of RFS Management. The provision in 1995 reflects a combined 32.2% effective tax rate which is lower than Doubletree's effective rate of 35% due to the election by RFS Management to be taxed as a Subchapter S corporation effective January 1, 1995. Accordingly, the earnings of RFS Management for 1995 were generally not subject to federal income taxes.

     Net income and earnings per share for the year ended December 31, 1995 were $17.8 million and $0.80, respectively, compared to $13.3 million and $0.66, respectively, in 1994. Excluding the business combination expenses in 1995 and with a normalized effective tax rate for both 1994 and 1995 of 35%, net income would have increased 47% to $18.7 million from $12.7 million and per share earnings would have increased 33% to $0.84 from $0.63.

  Year Ended December 31, 1994 (Actual) vs. Year Ended December 31, 1993 (Pro Forma)

     Actual revenues increased $55.7 million or 98% to $112.5 million for the year ended December 31, 1994 compared to $56.8 million during the pro forma 1993 period.

     Revenues from management and franchise fees increased $1.7 million or 7% in 1994 due to a $1.1 million increase in fees from comparable hotels, higher incentive fees of $1.7 million and fees from new contracts (net of contracts lost) of $0.2 million. These increases were partially offset by $1.1 million of fee reductions on certain contracts that were either renegotiated or converted from managed to franchised hotels in connection with the sale of the underlying hotels; 1993 results included $0.2 million of fees received that had been written off in prior years.

     Owned hotel revenues represent the revenues derived from the Southfield hotel acquired in December 1994.

     Leased hotel revenues increased $53.9 million in 1994 or 272% principally due to an increase in the number of leased hotels in 1994 as compared to 1993. Hotel revenues for 1994 reflect the net addition of 33 leased hotels since December 31, 1993. The margin on hotel results increased $3.5 million to $4.8 million reflecting the net addition of these hotels since the prior year.

     Purchasing and service fees increased $2.2 million in 1994 or 26% principally due to increased purchasing volume and the addition of new hotels since December 31, 1993 and an increase in technical service fees of $0.6 million. The margin increased $0.6 million to $0.9 million reflecting the increased activity.

     Other fees and income in the pro forma 1993 period included $3.9 million of gains from the sale of hotels in which Doubletree and RFS Management had equity interests. Excluding these items, other fees and income for 1994 would have increased $1.7 million, due to $0.8 million of fees received in connection with the termination of two management contracts, and increases in franchise application fees and equity income. Doubletree subsequently entered into management contracts with the new owners of these two hotels.

     General and administrative expenses increased by $0.3 million or 3% in 1994. During 1993, Doubletree recognized as a reduction to general and administrative expense $1.1 million resulting from an insurance refund. Excluding the insurance refund, general and administrative expense would have decreased $0.8 million. The decrease was attributable to $1.8 million in payroll and other cost savings achieved from the consolidation of the formerly separate operations of DHC and GQHP offset by $1.0 million of increased administrative expenses associated with the growth in the number of hotels leased by RFS Management.

     Depreciation and amortization increased $0.1 million or 4% in 1994 due to the amortization associated with investments in management contracts.

     Interest income increased by $1.0 million principally due to income earned on the remaining proceeds (after repayment of indebtedness) from Doubletree's July 1994 initial public offering. Interest expense decreased $1.1 million to $0.8 million due to the repayment in July 1994 of all of the outstanding indebtedness under Doubletree's $30.0 million credit facility with a portion of the proceeds from the initial public offering.

     The actual provision for income taxes in 1994 reflects a 32.4% effective tax rate as compared to the 40% effective tax rate used in the 1993 pro forma due to the organizational structure of Doubletree prior to its initial public offering and fewer than expected restrictions on Doubletree's ability to utilize net operating loss carryforwards. Doubletree's effective tax rate subsequent to the completion of the initial public offering was 35%.

     Net income and earnings per share for the year ended December 31, 1994 were $13.2 million and $0.66, respectively, compared to $8.6 million and $0.47, respectively, in the prior year. Excluding the noncomparable items discussed above and adjusting the effective tax rate to 35% for both 1993 and 1994, net income would have increased 109% to $12.7 million from $6.1 million and per share earnings would have increased 91% to $0.63 from $0.33.

  Year Ended December 31, 1994 (Actual) vs. Year Ended December 31, 1993
(Actual)

     Operating results for the year ended December 31, 1994 reflect the inclusion of the operating results of DHC which was acquired on December 16, 1993, the addition of new contracts acquired subsequent to the acquisition and the addition of 33 leased properties during the year. As a result, management believes that the historical results of operations for the year ended December 31, 1994 are not comparable to the prior year period.

     Revenues were $112.5 million, an increase of $74.1 million or 193% for the year ended December 31, 1994 compared to the same period of 1993. Operating expenses were $93.7 million, an increase of $61.5 million or 191%. Income before taxes was $19.6 million, an increase of $14.2 million or 266%. The above changes are primarily attributable to the inclusion of DHC's operations in the 1994 period and the increase in the number of hotels leased by RFS Management. The provision for income taxes increased and the minority interest share of net income decreased reflecting the Doubletree Reorganization and the above increases.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1996, Doubletree's balance sheet reflected $31.3 million of working capital which represents an increase of $10.8 million from December 31, 1995. The increase is principally attributable to $27.4 million of net proceeds generated by the public offering of Doubletree Common Stock in May 1996 and cash generated from operations. Doubletree generated cash from operating activities of $22.6 million during the six months ended June 1996 as compared to $11.3 million during the same period of 1995. The increase was due to increases in net income, increases in expenses not requiring the use of cash, and an increase in current liabilities principally due to the timing of hotel lease and income tax payments.

     Doubletree requires capital primarily for making selective investments in the underlying hotels that it manages as a means of obtaining and enhancing the profitability of management contracts. Doubletree used $35.6 million of cash for investing activities in the first six months of 1996 of which $18.5 million was contributed to RFS Management and subsequently invested in 973,684 shares of convertible preferred stock in RFS Hotel Investors, Inc. (the "REIT Preferred Shares"). Additionally, Doubletree made loans to owners of hotels in conjunction with obtaining new management contracts of $6.4 million and invested $6.6 million in hotel partnerships and ventures, of which $6.2 million was contributed to Candlewood. Doubletree has committed to contribute up to $15.0 million to Candlewood, of which $7.4 million had been funded as of June 30, 1996. The balance of $7.6 million is anticipated to be contributed during the six months following June 30, 1996. Such contributions will be used for general corporate purposes as well as funding a portion of the development/construction costs of certain hotels.

     In addition, in August 1996 Doubletree committed to provide credit support for a loan facility that will be utilized by Candlewood to arrange to provide construction and permanent financing to Candlewood franchisees on terms that, in most cases, are much more attractive than those which the franchisees could obtain on their own. The source of the loan facility will be General Motors Acceptance Corporation Mortgage Group. In providing such credit support, Doubletree's maximum exposure on any one Candlewood franchise will be approximately $1.0 million, with the aggregate amount of exposure to Doubletree for all such credit support capped at between $20.0 and $30.0 million, assuming that the aggregate amount of loans made under the loan facility is between $100.0 and $150.0 million.

     In August 1996, Doubletree and Patriot announced the formation of a joint venture strategic alliance. Pursuant to the strategic alliance, Doubletree and Patriot will work together to identify hotels potentially suitable for acquisition by Patriot, which will then be operated as Doubletree brand hotels or luxury non-Doubletree brand hotels, in each case to be leased and managed by Doubletree. Patriot and Doubletree have committed to invest an aggregate of $200.0 million and $20.0 million, respectively, into the purchase of hotels as part of the strategic alliance.

     Doubletree has guaranteed certain mortgages, leases and construction bonds up to $6.5 million ($2.9 million of which is collateralized by letters of credit).


     Doubletree has committed to lend up to $9.0 million, $7.0 million of which is to the owner of the Doubletree Hotel in Somerset, New Jersey, of which $.7 million is for renovations and $6.3 million is to provide bridge financing, if needed. The remaining loan commitments are to two other hotels for renovations.


     Doubletree is committed, subject to certain conditions, to contributing an additional $3.1 million to an investment partnership formed for the purposes of acquiring hotels. Doubletree through its corporate subsidiaries serves as the general partner of certain limited partnerships which own hotels. Debt of these partnerships is typically secured by first mortgages on the properties and generally is nonrecourse to the partners. However, such corporate subsidiaries are liable, as a general partner, for the recourse obligations of the partnerships they manage. No assurance can be given that Doubletree will not be required to fund additional commitments.

     Certain hotel management contracts provide that if a hotel does not achieve agreed-upon performance levels, Doubletree may elect or may be required to fund any performance shortfalls for a specified period of time. In general, if Doubletree elects not to fund the shortfall, the hotel owner may elect to terminate the management contract. If Doubletree elects to fund the shortfall, but performance standards are not achieved at the expiration of the funding period, the owner may elect to terminate the management contract at that time. Doubletree funded $487,000 in June 1996 in connection with a shortfall at one hotel. There were no shortfall funding payments in 1995 or 1994.

     In connection with the acquisition of RFS Management, Doubletree's existing credit facility was amended, allowing Doubletree to maintain borrowings outstanding under the credit facility of up to $30.0 million through December 1997, and up to $12.5 million from December 1997 until scheduled maturity in December 1998. Annually, Doubletree can request an extension of the maturity date by one year. In May 1996, Doubletree requested an extension which was granted by the lender. Accordingly, the initial reduction in the commitment has been extended to 1998 and the maturity date is December 1999. In February 1996, Doubletree borrowed $5.0 million under the credit facility and repaid the entire amount by June 30, 1996. The credit facility provides for automatic reductions in the amount of the facility by 100% of the net proceeds from the sale or other disposition of certain types of loans or investments or the issuance of certain debt obligations and by 50% of the new proceeds from the issuance of certain equity securities. The lender has waived this required reduction with respect to each of Doubletree's public offerings of common stock.


     Following the consummation of the Merger and the related transactions including the Financing Plan, Doubletree intends to terminate its existing credit facility described above. After giving effect to the Merger and such related transactions, Doubletree will have borrowed $600.0 million under the New Credit Facility and will have $136.0 million available to borrow thereunder (of which $36.0 million will be available only in certain circumstances). Additionally, Doubletree intends to raise an additional $309.7 million of net proceeds pursuant to the GEPT Equity Investment and the Offering. In the event that the Offering is not consummated at or prior to the Effective Time, Doubletree intends to obtain substitute financing through the Bridge Loan and additional borrowings under the New Credit Facility. All of the net cash proceeds from these financing transactions are anticipated to be used to consummate the Merger. In each instance, management believes that a combination of its existing cash and cash equivalents, net cash to be provided from operations and its remaining borrowing ability under the New Credit Facility will be sufficient to fund its current operations and capital expenditures after the Merger. See "Risk Factors -- Financing of the Merger; Leverage."

                             BUSINESS OF DOUBLETREE

     Doubletree Corporation is one of the nation's leading hotel management companies. At June 30, 1996, Doubletree managed, leased, or franchised 179 hotels with an aggregate of 41,232 rooms in 37 states, the District of Columbia and Mexico. This represents a 63% and 43% increase in managed, leased or franchised hotels and aggregate room count, respectively, during the 12 month period ended June 30, 1996. Excluding the RFS Acquisition, this growth was 17% and 19%, respectively. See "-- Recent Developments." Doubletree provides hotel owners with management and franchise services under its Doubletree Hotels, Doubletree Guest Suites, Doubletree Club Hotels and Club Hotels by Doubletree brand names, as well as management services for non-Doubletree brand hotels. At June 30, 1996, Doubletree's hotels included 60 Doubletree Hotels, 37 Doubletree Guest Suites, 13 Doubletree Club Hotels, and 69 hotels operated by Doubletree under third party brand names or as independent hotels.

RECENT DEVELOPMENTS

     Doubletree has recently taken the following steps to help implement and further its business and growth strategies:

     Acquisition of RFS Management. In February 1996, Doubletree significantly expanded its portfolio of non-Doubletree brand hotels with the RFS Acquisition. At June 30, 1996, RFS Management operated 56 hotels, 44 of which were leased and managed, four of which were leased only, and eight of which were managed for owners other than the Landlord. The RFS Hotels principally operate in the limited-service and the extended stay segments of the lodging industry, comprise 8,855 rooms and are operated under such franchise brands as Holiday Inn, Holiday Inn Express, Residence Inn by Marriott, Hampton Inn and Comfort Inn. With the RFS Acquisition, Doubletree acquired an independent hotel management company with experienced hotel management personnel and an established infrastructure, which will allow Doubletree to pursue further non-Doubletree brand management contract and lease opportunities. In addition, in connection with the RFS Acquisition, Doubletree entered into an arrangement with the REIT granting Doubletree the right to lease and manage any hotels acquired or developed by the REIT or the Landlord during the ten years following the RFS Acquisition, with limited exceptions (the "Right of First Refusal"). The Right of First Refusal provides Doubletree with an additional source of capital for additions to Doubletree's hotel portfolio. In addition to its ongoing efforts to acquire hotels, the REIT currently has seven hotels under development which will be subject to the Right of First Refusal. See "-- The RFS Acquisition."

     Formation of Candlewood. In November 1995, Doubletree announced its entrance into the mid-priced ($40-50 per night) extended stay segment of the hotel market with its investment in Candlewood, a joint venture with entities controlled by Mr. Jack DeBoer, the founder of Residence Inns. Candlewood will develop, own, manage and franchise hotels containing fully furnished studio units designed to serve the value-oriented extended stay guest. Mr. DeBoer, whom the industry credits with creating the extended stay concept, is primarily responsible for the development and day-to-day operations of Candlewood. Doubletree appoints two of Candlewood's four delegates, and approval of at least a majority of the delegates is required for all material transactions. Candlewood's first hotel commenced operations in May 1996. Doubletree has committed to invest up to $15.0 million of equity capital in Candlewood, of which $7.4 million was invested at June 30, 1996, and an additional $7.6 million was to have been invested over the next six months thereafter, for which it will receive, after a preferred return of and on its capital, 50% of Candlewood's profits and losses. In September 1996, Candlewood Hotel Company, Inc. filed a registration statement with the Securities and Exchange Commission to register its common stock. In connection with the offering, Doubletree's interest in Candlewood will be converted into an equivalent interest in Candlewood Hotel Company, Inc. In addition, in August 1996 Doubletree committed to provide credit support for a loan facility that will be utilized by Candlewood to arrange to provide construction and permanent financing to Candlewood franchisees on terms that, in most cases, are much more attractive than those which the franchisees could obtain on their own. The source of the loan facility will be General Motors Acceptance Corporation Mortgage Group. In providing such credit support, Doubletree's maximum exposure on any one Candlewood franchise will be approximately $1.0 million, with the aggregate amount of exposure to Doubletree for all such credit support capped at between $20.0 and $30.0 million, assuming that the aggregate amount of loans made under the related loan facility is between $100.0 and $150.0 million. Doubletree believes that the Candlewood joint venture provides it with an opportunity to generate incremental revenues and participate in a quickly expanding and high demand segment of the lodging industry. The Candlewood joint venture is in the initial stages of development, and there can be no assurance of its success. See "-- Investments and Commitments."

     Formation of Joint Venture Strategic Alliance With Patriot American Hospitality, Inc. In August 1996, Doubletree and Patriot announced the formation of a joint venture strategic alliance. Pursuant to the strategic alliance, Doubletree and Patriot will work together to identify hotels potentially suitable for acquisition by Patriot, which will then be operated as Doubletree brand hotels or luxury non-Doubletree brand hotels, in each case to be leased and managed by Doubletree. Patriot and Doubletree have committed to invest an aggregate of $200.0 million and $20.0 million, respectively, into the purchase of hotels as part of the strategic alliance. The joint venture strategic alliance provides Doubletree with another source of long-term hotel management and lease opportunities. The joint venture has successfully completed the acquisition of four Doubletree hotels. Despite these acquisitions, the joint venture strategic alliance is in its initial stages, and there can be no assurance of its success. There is no assurance that Doubletree's equity investment in any hotel that is purchased as part of the strategic alliance will be profitable, and the leasing and ownership of hotels presents certain risks for Doubletree. See "Risk Factors -- Investment Losses; Risks Associated with Joint Ventures; Contingent Liabilities" and "Risk Factors -- Risks Associated with Owning and Leasing Real Estate."

     Introduction of Club Hotels by Doubletree. In January 1996, Doubletree introduced "Club Hotels by Doubletree," a new hotel brand specifically targeted at the frequent business traveler, which was developed by Doubletree in concert with Steelcase, Au Bon Pain and Kinko's. Each hotel will feature a multi-purpose Business Club ranging from 2,000 to 5,000 square feet in size. One portion of the Business Club will be dedicated to the Kinko's self-service business center and will contain business equipment, such as computer printers, fax machines, photocopiers and office and shipping supplies. Each Business Club will also feature private mini offices and small conference rooms designed by Steelcase, and will feature an Au Bon Pain bakery cafe, where guests may enjoy breakfast, lunch or dinner. Doubletree plans to grow its new brand through the acquisition of management contracts of underperforming hotels in target locations, a focused franchising program and the conversion of certain existing Doubletree Club Hotels. The first two conversions of hotels to a Club Hotel by Doubletree, containing a fully operational Business Club, recently opened in Jacksonville, Florida and San Antonio, Texas.


     Sale of TIAA Hotel Portfolio; Cash Distribution. In August 1996, Starwood, a company that owns and manages hotels, acquired four managed Doubletree brand hotels from their owner, Teachers Insurance Assurance Association of America. These hotels are: the Doubletree Hotel Los Angeles (Airport), Doubletree Hotel San Diego Horton Plaza, Doubletree Hotel Atlanta and Doubletree Hotel Bloomington (Mall of America). These hotels comprise a part of, and are not in addition to, the hotels acquired by Starwood discussed in "Risk Factors -- Risk of Contract Turnover." As part of the purchase and sale transaction, Starwood retained Doubletree as the manager of the hotels, subject to either party's right to terminate each management agreement, without cause, on 30 days' prior written notice. In the event that Doubletree's management or franchise of the hotels is terminated for any reason, Starwood is required to pay Doubletree a termination payment the amount of which will be sufficient to recover Doubletree's asset. Effective October 1, 1996, Starwood converted the short-term management agreements for the hotels to short-term Doubletree franchise agreements. Starwood has informed Doubletree that it intends to convert (thereby terminating) four of such franchise agreements to other brands in the fourth quarter of 1996. In the event that two of the four franchise agreements are not so converted to other brands, Doubletree anticipates that it would terminate such two franchise agreements as a result of the Merger.


     Doubletree, through its subsidiaries, had a minority general partnership interest in the general partnership that owned the Doubletree San Diego Horton Plaza. As a result of the sale of the hotel and the liquidation of the general partnership, Doubletree received a cash distribution of approximately $5.8 million.

THE LODGING INDUSTRY

  Overview

     Doubletree believes that the lodging industry is benefiting from an improved supply and demand balance, which has led to overall profitability of the lodging industry. According to Hospitality Directions, 1995 marked the lodging industry's third consecutive year of profitability. The report estimates that the lodging industry earned pretax profits of $7.6 billion in 1995, a 38% increase over the prior year. Room supply growth in the lodging industry, particularly in the principal segments in which Doubletree competes, has slowed dramatically in recent years as the industry has absorbed some of the oversupply of rooms that resulted from an average annual room supply growth of approximately 4% from 1987 to 1990. According to industry reports, this growth slowed to 1.3% in 1992, 1.4% in 1993, 1.5% in 1994 and 1.6% in 1995. Increases
in occupancy rates (measured by occupied rooms) increased 3.3% in 1992, 3.1% in 1993, 4.0% in 1994 and 2.9% in 1995. Average daily room rates increased 1.4%, 2.8%, 4.8% and 4.9%, respectively, during the same periods. Due to the cyclical nature of supply and demand in the lodging industry, there can be no assurance that such increases will continue. See "Risk Factors -- Risks Associated with the Lodging Industry."

  Industry Segments

     Industry segments within the lodging industry are principally based on levels of service, guest amenities, room size, room configuration and price. Doubletree's Doubletree brand hotels currently compete in three segments of the lodging industry: full-service hotels, all-suite hotels, and limited-service hotels. Full-service hotels typically include swimming pools, meeting and banquet facilities, gift shops, restaurants, cocktail lounges, room service, parking facilities and other services. All-suite hotels provide the guest with a two room suite, including a bedroom and a living room. This segment can also be further divided depending on the level of food and beverage services provided at the hotel. Limited-service hotels are moderately priced and typically do not include services such as extensive meeting and banquet facilities or extensive food and beverage facilities.

     Doubletree's non-Doubletree brand hotels compete in most segments, but primarily in the limited-service and extended stay segments of the lodging industry. Extended stay hotels are designed to combine the convenience of a hotel with many of the comforts of an apartment, and generally contain a furnished kitchen area and may include living areas separate from sleeping areas.

HOTEL OPERATIONS: DOUBLETREE BRAND HOTELS

  Doubletree Full-Service Hotels

     Doubletree's full-service hotels are targeted at business travelers, group meetings and leisure travelers. The total guest room revenue for the year ended December 31, 1995 for Doubletree's full-service hotels was derived approximately 40% from business travelers, 41% from group meetings and 19% from leisure travelers. Doubletree believes these percentages are consistent with other full-service hotel brands in the industry.

     At June 30, 1996, Doubletree's full-service hotel segment included 60 Doubletree hotels in 22 states, the District of Columbia and Mexico, with a total of 19,334 guest rooms. Of these hotels, 44 were operated by Doubletree under management contracts and 16 were operated by franchisees licensed to use the Doubletree brand name at June 30, 1996. Four of the managed hotels were also leased by Doubletree as of such date.

     At June 30, 1996, Doubletree full-service hotels ranged in size from 120 to 720 rooms, and room rates generally ranged from $45 to $280 per night depending upon location, time of year and day of the week. Doubletree full-service hotels typically include a swimming pool, gift shop, meeting and banquet facilities, at least one restaurant and cocktail lounge, room service, parking facilities and other services. Three of Doubletree's full-service hotels are considered resort hotels, with additional recreational facilities, such as tennis courts, and two of these hotels have golf courses.

     The following table sets forth certain information regarding the Doubletree full-service hotels managed or franchised by Doubletree at June 30, 1996:

                                                                   NUMBER OF   NUMBER OF
                                                                    HOTELS       ROOMS
                                                                   ---------   ---------
        Managed Hotels...........................................      44        14,654
        Franchised Hotels........................................      16         4,680
                                                                      ---        ------
             Total...............................................      60        19,334
                                                                      ===        ======

  Doubletree Guest Suites All-Suite Hotels

     The Doubletree Guest Suites all-suite hotels comprise one of the largest all-suite hotel chains in the United States as measured by number of suites and system revenues. All-suite hotels are targeted at business travelers and families who have a need or desire for greater space than typically is provided at most traditional hotels. The total guest room revenue for the year ended December 31, 1995 for Doubletree's all-suite hotels was derived approximately 50% from business travelers, 27% from group meetings and 23% from leisure travelers.

     At June 30, 1996, Doubletree's all-suite hotels included 37 Doubletree Guest Suites hotels in 18 states and the District of Columbia, with a total of 8,033 guest rooms. Of these hotels, 26 are operated by Doubletree under management contracts and 11 are operated by franchisees licensed to use the Doubletree Guest Suites brand name. One of the managed hotels is also owned by Doubletree.

     At June 30, 1996, Doubletree Guest Suites ranged in size from 55 to 460 guest suites, and suite rates generally ranged from $60 to $250 per night. Each guest suite has a separate living room and dining/work area, with a color television, refrigerator and wet bar.

     The following table sets forth certain information regarding the Doubletree Guest Suites all-suite hotels managed or franchised by Doubletree at June 30, 1996:

                                                                   NUMBER OF   NUMBER OF
                                                                    HOTELS       ROOMS
                                                                   ---------   ---------
        Managed Hotels...........................................      26        5,985
        Franchised Hotels........................................      11        2,048
                                                                      ---        -----
             Total...............................................      37        8,033
                                                                      ===        =====

  Limited-Service Doubletree Club Hotels

     Doubletree Club Hotels and Club Hotels by Doubletree, moderately-priced, limited-service hotels, are primarily targeted at individual business travelers. The total guest room revenue for the year ended December 31, 1995 for Doubletree's limited-service hotels was derived approximately 56% from business travelers, 25% from group meetings and 19% from leisure travelers.

     At June 30, 1996, the Doubletree Club Hotels included 13 hotels in nine states, with a total of 2,364 guest rooms. Of these hotels, three are operated by Doubletree under management contracts and 10 are operated by franchisees licensed to use the Doubletree Club Hotels name.

     At June 30, 1996, Doubletree Club Hotels ranged in size from 158 to 215 rooms, and room rates generally ranged from $50 to $135 per night. Doubletree Club Hotels typically include a pool and a central lounge with open seating for serving meals and evening cocktails.

     The following table sets forth certain information regarding the Doubletree Club Hotels managed or franchised by Doubletree at June 30, 1996:

                                                                   NUMBER OF   NUMBER OF
                                                                    HOTELS       ROOMS
                                                                   ---------   ---------
        Managed Hotels...........................................       3           512
        Franchised Hotels........................................      10         1,852
                                                                      ---         -----
             Total...............................................      13         2,364
                                                                      ===         =====

     Doubletree plans to grow its new limited-service hotel brand, Club Hotels by Doubletree, through the acquisition of management contracts of unaffiliated underperforming hotels, a focused franchising program and the conversion of certain existing Doubletree Club Hotels. Since June 30, 1996, one Doubletree Club Hotel in each of Jacksonville, Florida, and San Antonio, Texas, has been converted to Club Hotels by Doubletree. See "-- Recent
Developments -- Introduction of Club Hotels by Doubletree."

  Marketing and Sales

     To enhance Doubletree's brand recognition and national presence, Doubletree launched in February 1995 its multi-million dollar "Sweet Dreams" marketing campaign. The "Sweet Dreams" campaign is intended to increase awareness among business travelers of Doubletree's distinguishing characteristics and features the Doubletree cookie -- a symbol of Doubletree's commitment to provide warm and caring services to its guests. According to Nationwide Surveys, Inc., at December 31, 1995, brand awareness of the Doubletree brand name in the business travel segment was at 79%, an all-time Doubletree high.

     Doubletree advertises nationally on network and cable TV and in major newspapers and magazines. Doubletree has established marketing alliances with major airlines, car rental and credit card companies to share customer lists and build trade through joint promotions. Additionally, Doubletree is the official hotel sponsor of the NFL and an official corporate partner of the NCAA. All Doubletree brand hotels participate in national, regional and local advertising and promotion programs designed by central marketing services.

     Doubletree has a 24-hour central reservations office with an 800 number to provide a simple and cost-effective means for making reservations and promotes its branded hotels to reservation-makers, including all major airline reservation systems and over 32,000 travel agencies in the United States. Doubletree uses a centralized telemarketing group, is represented at major trade shows in the United States and abroad, and specifically targets Fortune 500 companies and large national associations. In 1995 Doubletree established a franchise sales organization and support infrastructure in order to capitalize on the growth opportunities in franchising.

  Management Contracts

     Under each of Doubletree's management contracts, Doubletree operates or supervises all aspects of the hotel's operations, including guest services, hiring and training of hotel staff (who generally are employees of Doubletree), sales and marketing, accounting functions, purchasing and budgeting. In exchange for these services, Doubletree receives a base fee, typically tied to the hotel's revenues. In addition, Doubletree may receive revenues from incentives provided in Doubletree's management contracts based on achieving specified operating performance goals or may earn income through Investments in the underlying hotel properties. Doubletree's management contracts have average terms of approximately 14 years, and there is an average of approximately 11 years remaining under existing management contracts. Under the contracts, Doubletree also provides certain centralized corporate services for which it is reimbursed at cost, including reservations, sales and marketing, public relations, accounting, management information systems, internal audit and specialized training. The hotel owner may purchase hotel supplies from Doubletree, including brand-specific products, for cost plus a mark-up. Additionally, Doubletree has implemented several purchasing agreements that lower the cost of products to the hotel owner while concurrently providing Doubletree with a fee in return for negotiating and managing the program. Doubletree also provides design, construction and other technical services for a fee. The hotel owner generally is responsible for all costs, expenses and liabilities incurred in connection with operating the hotel, including the expenses, salaries and benefits of all hotel employees, and generally is required to provide a certain percentage of hotel revenues for capital replacement. In addition, Doubletree may be responsible for certain liabilities, such as workers compensation, environmental and general tort liability, associated with a hotel's operations. Doubletree carries general liability insurance to protect itself from most potential liability claims. See
"-- Insurance."

     Upon assumption of the management of a hotel, Doubletree concentrates on improving the value of the hotel while minimizing the impact of the transition on employees, guests and the local marketplace. In addition, upon conversion of a hotel to Doubletree management, Doubletree often works with the hotel owner to renovate the hotel to improve its marketability and value and to meet the other financial objectives of the owner. To facilitate the conversion, Doubletree offers certain technical services for a fee, including recommending and selecting architects and interior designers, as well as controlling the budget process and supervising construction.

     Management of Doubletree hotels is coordinated from Doubletree's headquarters in Phoenix, with a regional operations office in Boston, regional sales offices in Chicago, Los Angeles and Philadelphia and an accounting office in Cincinnati.

  Franchise Operations

     Doubletree's franchised hotels are operated under the Doubletree, Doubletree Guest Suites and Doubletree Club Hotels brands and include hotels in the full-service, all-suite and limited-service segments of the hotel industry. At June 30, 1996, Doubletree franchised 37 hotels with a total of 8,580 guest rooms. Until 1995, Doubletree had franchised hotels primarily when a managed hotel was sold to an owner/manager who chose to manage the hotel, while maintaining the use of one of Doubletree's brand names. In 1995 Doubletree created a franchise sales organization to capitalize on additional franchising opportunities as the awareness of the Doubletree brand increased. Doubletree's centralized corporate services for franchised hotels include centralized reservations, sales and marketing, public relations and national media advertising. While franchising remains secondary to hotel management contract growth, Doubletree intends to take advantage of franchising opportunities on a selective basis and expects that the percentage of franchised hotels in its system will increase.

     Doubletree's franchise agreements have varying terms and typically require, among other things, franchisees to pay an initial application fee upon acceptance of the property, annual franchise fees based upon revenues and marketing/reservation fees for the costs associated with the use of Doubletree's centralized corporate services. Doubletree's franchise agreements have average terms of approximately 11 years, and there is an average of approximately nine years remaining under existing franchise agreements. Many of Doubletree's franchisees purchase hotel supplies from Doubletree, including brand-specific products.

     In addition to acting as a franchisor of the Doubletree hotel brands, Doubletree operates additional hotels as a franchisee under a variety of hotel brand names. See "-- Hotel Operations: Non-Doubletree Brand Hotels -- Franchise Agreements."

HOTEL OPERATIONS: NON-DOUBLETREE BRAND HOTELS

  Non-Doubletree Brand Hotels

     At June 30, 1996, Doubletree managed or leased 69 hotels under non-Doubletree brands with a total of 11,501 rooms in 27 states, including luxury, full-service, limited-service and extended stay hotels. See "-- The RFS Acquisition." These non-Doubletree brand hotels are operated under brand names such as Hampton Inn, Residence Inn by Marriott, Holiday Inn, Holiday Inn Express and Comfort Inn or as independent hotels.

  Marketing and Sales

     Doubletree's marketing and sales objective for its non-Doubletree brand hotels is to increase the revenues and profitability of those hotels through a direct sales program at each hotel. In addition to direct sales and marketing efforts at each franchised hotel, each such hotel takes advantage of the advertising and promotional strength of its particular franchise organization.

  Lease and Management Agreements

     At June 30, 1996, of Doubletree's 69 non-Doubletree brand hotels, 46 were leased and managed, 18 were managed only, four were leased only and one was owned through the Candlewood joint venture. All of the leased and managed hotels were leased and managed by Doubletree pursuant to lease agreements (the "Percentage Leases") with the Landlord under similar terms. See "Risk
Factors -- Dependence on Certain Hotel Owners."

     Each Percentage Lease has an initial term of not less than 15 years from the date of inception (with expiration dates ranging from 2008 to 2015), is subject to early termination upon the occurrence of certain contingencies and requires the monthly payment of base rent and the quarterly payment of percentage rent. During 1995, the base rent component of the Percentage Lease expense was approximately 47% of total

Percentage Lease expense. Top percentage rents ranged from 50% to 76.5% of incremental room revenue. For the year ended December 31, 1995, room revenue for each of the RFS Hotels exceeded the amount required to trigger the top tier of percentage rent. Other than real estate taxes, casualty insurance, maintenance of underground utilities and structural elements, and furniture, fixtures and equipment and other capital improvements, which are obligations of the Landlord, the Percentage Leases require Doubletree to pay rent, personal property taxes, all costs and expenses and all utility and other charges incurred in the operation of the hotels. Under each of the Percentage Leases, Doubletree has agreed to indemnify the Landlord against certain liabilities including (i) any injury to persons or property at the hotels; (ii) any environmental liability resulting from conditions caused by Doubletree; (iii) liability resulting from the sale or consumption of alcoholic beverages at the hotel; and (iv) costs related to employees at the RFS Hotels. In connection with the RFS Acquisition, RFS Stockholders have agreed to indemnify Doubletree for undisclosed conditions existing prior to such acquisition. If the Landlord enters into an agreement to sell a hotel, it may terminate the Percentage Lease and either (i) pay Doubletree the fair market value of Doubletree's leasehold interest or (ii) offer to lease to Doubletree a substitute hotel on terms that would create an equivalent value. If the REIT terminates its status, for federal tax purposes, as a real estate investment trust, the Landlord may terminate the Percentage Leases then in effect and the Right of First Refusal by providing notice to Doubletree and causing the REIT to redeem any REIT Preferred Shares then owned by Doubletree. If the termination occurs within 10 years after the closing date of the RFS Acquisition, the Landlord will pay to Doubletree a varying amount of liquidated damages plus the fair value of the then existing Percentage Leases. If the Landlord fails to cure a breach by it under a Percentage Lease, Doubletree may purchase the relevant hotel from the Landlord for a purchase price equal to the hotel's then fair market value. Events of default under the Percentage Leases, in addition to customary events of default, include (i) the occurrence of an event of default under any other lease between the Landlord and Doubletree or an affiliate of Doubletree (only with respect to those leases that were in place at the time of the closing of the RFS Acquisition), (ii) the failure of RFS Management to maintain a minimum net worth of $15.0 million or a ratio of total debt to consolidated net worth (as defined in the Percentage Leases) of 50% or less, exclusive of capitalized leases, and (iii) the termination by the franchisor, as a result of any action or failure to act by Doubletree, of the franchise agreement with respect to any RFS Hotel. See
"-- The RFS Acquisition." If an event of default occurs and continues beyond any cure period, the Landlord may terminate the Percentage Leases as well as the Right of First Refusal.

     Management of the RFS Hotels is coordinated from Doubletree's office in Memphis, Tennessee. Doubletree uses a centralized accounting and data processing system for its leased hotels which facilitates financial statement and budget preparation, payroll management, internal auditing and other support functions for the on-site hotel management team. Doubletree also provides centralized control over purchasing and project management.

  Franchise Agreements

     Of the 69 non-Doubletree brand hotels, 62 are licensed to operate under franchise agreements, including 15 hotels licensed as Hampton Inn hotels, 12 hotels licensed as Residence Inn by Marriott hotels, six hotels licensed as Comfort Inn hotels, nine hotels licensed as Holiday Inn Express hotels, 11 hotels licensed as Holiday Inn hotels and nine hotels licensed under other brands. Holiday Inn and Holiday Inn Express are registered trademarks of Holiday Inn, Inc. Comfort Inn is a registered trademark of Choice Hotels International, Inc. Residence Inn by Marriott is a registered trademark of Marriott Corporation. Hampton Inn is a registered trademark of Promus Hotel Corporation. Doubletree as lessee holds the franchise license for each hotel it operates and is responsible for paying the franchise fees.

     Generally, each franchise agreement gives Doubletree the right to operate the particular hotel under a franchise for an initial term of between 10 and 20 years. The franchise agreements provide for termination at the franchisor's option upon the occurrence of certain events. Doubletree is entitled to terminate the franchise license by giving at least 12 months notice and paying a specified amount of liquidated damages. Doubletree has no present intention to terminate any of such franchises. The franchise agreements under which Doubletree is a franchisee generally impose similar obligations on Doubletree as those Doubletree imposes on its franchisees.

INVESTMENTS AND COMMITMENTS

     Doubletree makes selective Investments in hotels and hotel ventures in connection with acquiring or maintaining management or the lease of hotels and to enhance the value or position of Doubletree in the lodging industry. It also makes certain financial commitments for the same purposes. These Investments and commitments may be material to Doubletree's financial position and results of operations, and often are characterized, as compared to Doubletree's ordinary course operations, by enhanced risk and by lack or attenuation of Company control.

     Doubletree makes Investments in hotels in order to acquire or maintain management of the hotels in a variety of circumstances. Doubletree may make or guarantee loans to hotel owners for renovations, acquisitions, conversions, or working capital, among other things. Such loans or loan guarantees are typically nonrecourse other than to the hotel property and if secured, are subordinate. Doubletree may also make Investments in hotels in a variety of forms, including through partnerships, corporations and limited liability companies, which typically are minority and illiquid positions. Doubletree believes that such Investments better align its interests with those of the hotel owners and provide a competitive advantage in acquiring and maintaining management of hotels over management companies which do not make investments.

     At June 30, 1996, Doubletree had general and/or limited partnership interests in 17 limited partnerships, 11 of which own hotels while the others own retail or industrial properties, which interests ranged from less than 1% to 49.9% of the respective partnerships and had an aggregate book value of $10.8 million. At such date, Doubletree also had loans outstanding to certain hotel owners with an aggregate book value of $31.4 million, and had guaranteed certain mortgages, leases and construction bonds for hotel owners up to $6.5 million ($2.9 million of which were collateralized by letters of credit). In addition, at June 30, 1996 Doubletree had committed to lend up to $9.0 million: $7.0 million to the owner of the Doubletree Hotel in Somerset, New Jersey, of which $0.7 million is for renovations and $6.3 million of which is to provide bridge financing, if needed; the remaining loan commitments are to two other hotels, primarily for renovations. See Notes 7 and 16 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Doubletree -- Liquidity and Capital Resources."

     In connection with obtaining hotel management contracts or leases Doubletree may also make guarantees of hotel performance to an owner, which guarantees normally are limited in time or amount, and may make payments directly to the hotel owner, normally in consideration of special financial or other accommodations to Doubletree in management contract terms and conditions, which payments are capitalized and amortized. In some circumstances, Doubletree will acquire a hotel in order to manage it (Doubletree presently owns one hotel), or agree to hotel lease terms which result in Doubletree assuming greater operating risks than are associated with management contracts alone. See "Risk Factors -- Risks Associated with Owning and Leasing Real Estate."

     Doubletree's Investments in and commitments regarding hotels for the purpose of acquiring or maintaining management or lease of a hotel normally do not extend beyond the period of its management or lease of the hotels. Such Investments and commitments increase the potential risks, and in some cases the potential rewards, of such relationships.

     Doubletree may also make Investments in institutional hotel owners rather than in particular hotels, with varying levels of assurance that such Investments will lead to management arrangements. At June 30, 1996, Doubletree had invested $18.5 million in the REIT Preferred Shares, and had the Right of First Refusal with respect to certain future hotel leases from the Landlord. Additionally, Doubletree had investments in the REIT's common stock and partnership units of the Landlord with a net book value of $1.4 million. At such date, Doubletree had Investments with an aggregate book value of $1.8 million, and commitments to invest, subject to certain conditions, an additional $3.1 million, in Thayer Hotel Investors II ("Thayer"), a limited partnership which invests in hotel properties and for which Doubletree manages certain hotels. The terms of Doubletree's investment in Thayer do not assure that Doubletree will be offered the opportunity to manage hotels acquired by Thayer, but Doubletree anticipates that at least 50% of the properties acquired by Thayer will either be managed or franchised by Doubletree.

     Doubletree may also make Investments in other lodging industry companies for strategic reasons and to enhance Doubletree's value. At June 30, 1996, Doubletree had invested $7.4 million in Candlewood, and had committed to invest up to an additional $7.6 million over the next 6 months thereafter. In addition, in August 1996 Doubletree committed to provide credit support for a loan facility that will be utilized by Candlewood to arrange to provide construction and permanent financing to Candlewood franchisees on terms that, in most cases, are much more attractive than those which the franchisees could obtain on their own. Also in August 1996, Doubletree formed a joint venture strategic alliance with Patriot, pursuant to which Doubletree and Patriot will seek to identify hotels potentially suitable for acquisition and to be operated as Doubletree brand hotels or luxury non-Doubletree brand hotels, in each case to be leased and managed by Doubletree. Doubletree has agreed to invest approximately 10% of the equity in each hotel that is purchased as part of the joint venture strategic alliance up to an aggregate of $20.0 million. See "-- Recent Developments" and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Doubletree -- Liquidity and Capital Resources" and "Risk Factors -- Investment Losses; Risks Associated with Joint Ventures; Contingent Liabilities."

HOTEL PROPERTIES

     The following table presents as of June 30, 1996 certain comparative information with respect to Doubletree brand hotels and non-Doubletree brand hotels:

                                                                                      TOTAL         NON-
                                                                                    DOUBLETREE   DOUBLETREE
                                         DOUBLETREE     DOUBLETREE    DOUBLETREE      BRAND        BRAND
                                        FULL-SERVICE   GUEST SUITES   CLUB HOTELS     HOTELS       HOTELS      TOTAL
                                        ------------   ------------   -----------   ----------   ----------   -------
Number of Hotels(1)...................         60             37             13          110           69        179
Total Number of Rooms(1)..............     19,334          8,033          2,364       29,731       11,501     41,232
Average Number of Rooms Per
  Hotel(1)............................        322            217            182          270          167        230
Percentage of all Doubletree Rooms....       46.9%          19.5%           5.7%        72.1%        27.9%     100.0 %
Occupancy Percentage(2)(3)
  Year 1994...........................       70.2%          73.7%          65.9%        71.2%        69.9%      71.0 %
  Year 1995...........................       70.8           74.6           66.2         71.9         71.4       71.8
  Six Months Ended June 1995..........       71.5           73.4           71.1         72.1         74.6       72.8
  Six Months Ended June 1996..........       73.0           75.9           71.0         73.9         76.1       74.5
Average Daily Rate(2)(3)
  Year 1994...........................     $80.44         $94.43        $ 63.10       $84.59       $70.18     $82.21
  Year 1995...........................      84.87          98.84          66.42        88.99        73.56      86.41
  Six Months Ended June 1995..........      81.43         104.90          66.58        88.55        67.83      82.22
  Six Months Ended June 1996..........      88.06         110.84          71.46        94.99        71.86      87.93
REVPAR(2)
  Year 1994...........................     $56.48         $69.57        $ 41.59       $60.22       $49.02     $58.38
  Year 1995...........................      60.08          73.74          43.99        63.96        52.51      62.03
  Six Months Ended June 1995..........      58.22          77.00          47.34        63.84        50.60      59.86
  Six Months Ended June 1996..........      64.28          84.13          50.74        70.20        54.69      65.51

---------------
(1) Includes all managed and franchised properties as of June 30, 1996.

(2) For the years ended 1994 and 1995, includes only information for hotels continuously managed by Doubletree (including RFS Management, but excluding Red Lion) since January 1, 1994. For the six months ended June 30, 1995 and 1996, includes only information for hotels managed by Doubletree (including RFS Management, but excluding Red Lion) since January 1, 1995. Doubletree branded hotels include only those hotels managed by Doubletree under the Doubletree brand. Total Doubletree includes all hotels (other than Red Lion hotels) managed by Doubletree.

(3) Based upon rooms occupied, excluding complimentary rooms.

     The following table sets forth, at June 30, 1996, certain information with respect to Doubletree hotels:

                                                                         MANAGED(M),
                                                                         LEASED(L) OR       NUMBER OF
                HOTEL LOCATION                         STATE           FRANCHISED(F)(1)       ROOMS
-----------------------------------------------  ------------------    ----------------     ---------
DOUBLETREE FULL-SERVICE HOTELS:
  Paradise Valley..............................  Arizona                   M                   387
  Phoenix......................................  Arizona                   F                   242
  Tucson.......................................  Arizona                   M                   295
  Little Rock..................................  Arkansas                  F                   290
  Anaheim (Orange).............................  California                M                   454
  Carmel Highland..............................  California                M                   172
  Del Mar......................................  California                L                   220
  Los Angeles (Airport)........................  California                M                   720
  Monterey.....................................  California                F                   374
  Palm Springs.................................  California                F                   289
  Pasadena.....................................  California                M                   350
  San Diego (Horton Plaza).....................  California                M                   450
  San Francisco................................  California                M                   291
  San Pedro....................................  California                M                   226
  Santa Rosa...................................  California                F                   247
  Ventura......................................  California                M                   284
  Westwood.....................................  California                F                   300
  Colorado Springs.............................  Colorado                  M                   290
  Denver.......................................  Colorado                  F                   224
  Westminster/Boulder..........................  Colorado                  L                   180
  Washington (Park Terrace)....................  Dist. of Columbia         M                   219
  Clearwater Beach.............................  Florida                   F                   427
  Ft. Lauderdale (Oceanfront)..................  Florida                   M                   230
  Miami (Coconut Grove)........................  Florida                   L                   192
  Miami (Grand)................................  Florida                   M                   152
  Tampa (Airport)..............................  Florida                   M                   500
  Atlanta......................................  Georgia                   M                   370
  Kansas City (Overland Park)..................  Kansas                    M                   357
  Metairie (New Orleans Lakeside)..............  Louisiana                 M                   210
  New Orleans..................................  Louisiana                 M                   363
  Baltimore....................................  Maryland                  M                   125
  Rockville....................................  Maryland                  M                   315
  Ixtapa.......................................  Mexico                    F                   120
  Mazatlan.....................................  Mexico                    F                   280
  Detroit (Downtown)...........................  Michigan                  M                   250
  Bloomington (Mall of America)................  Minnesota                 M                   321
  Kansas City (Airport)........................  Missouri                  F                   348
  St. Louis (Conference Center)................  Missouri                  M                   223
  Somerset.....................................  New Jersey                M                   360
  Albuquerque..................................  New Mexico                F                   294
  Santa Fe.....................................  New Mexico                F                   210
  Tulsa (Downtown).............................  Oklahoma                  M                   417
  Tulsa (Warren Place).........................  Oklahoma                  M                   371
  Philadelphia.................................  Pennsylvania              M                   425
  Pittsburgh...................................  Pennsylvania              M                   616
  Newport......................................  Rhode Island              M                   253
  Nashville....................................  Tennessee                 M                   337
  Austin.......................................  Texas                     M                   350
  Dallas (Campbell Center).....................  Texas                     M                   302
  Dallas (Lincoln Centre)......................  Texas                     M                   500
  Dallas (Park West)...........................  Texas                     F                   339
  Houston (Post Oak)...........................  Texas                     M                   449

                                                                         MANAGED(M),
                                                                         LEASED(L) OR       NUMBER OF
                HOTEL LOCATION                         STATE           FRANCHISED(F)(1)       ROOMS
-----------------------------------------------  ------------------    ----------------     ---------
  Houston (Allen Center).......................  Texas                     M                   341
  Houston (Intercontinental Airport)...........  Texas                     F                   315
  Salt Lake City...............................  Utah                      F                   381
  Arlington (National Airport).................  Virginia                  M                   632
  Roanoke......................................  Virginia                  M                   332
  Tysons Corner (Falls Church).................  Virginia                  L                   404
  Seattle (Inn)................................  Washington                M                   198
  Seattle (Plaza)..............................  Washington                M                   221
DOUBLETREE GUEST SUITES:
  Tucson.......................................  Arizona                   M                   304
  Santa Monica.................................  California                M                   253
  Washington (New Hampshire Ave)...............  Dist. of Columbia         M                   101
  Washington (Pennsylvania Ave)................  Dist. of Columbia         F                   123
  Boca Raton...................................  Florida                   M                   182
  Ft Lauderdale (Cypress Creek)................  Florida                   F                   254
  Ft Lauderdale (Galleria).....................  Florida                   M                   229
  Orlando (Airport)............................  Florida                   F                   150
  Orlando (Disney).............................  Florida                   M                   229
  Orlando (Maingate/Melia).....................  Florida                   M                   150
  Tampa Bay (Rocky Point)......................  Florida                   M                   203
  Tampa (Busch Gardens)........................  Florida                   M                   129
  Tampa (Westshore)............................  Florida                   F                   260
  Vero Beach...................................  Florida                   F                    55
  Atlanta......................................  Georgia                   M                   224
  Chicago......................................  Illinois                  M                   345
  Glenview.....................................  Illinois                  F                   240
  Indianapolis.................................  Indiana                   M                   137
  Lexington....................................  Kentucky                  F                   166
  Baltimore (BWI Airport)......................  Maryland                  M                   251
  Boston (Cambridge)...........................  Massachusetts             M                   310
  Boston (Waltham).............................  Massachusetts             M                   275
  Southfield...................................  Michigan                  M    (2)            239
  Troy.........................................  Michigan                  M                   251
  Mount Laurel.................................  New Jersey                F                   129
  New York (Times Square)......................  New York                  M                   460
  Raleigh (Durham).............................  North Carolina            M                   203
  Cincinnati...................................  Ohio                      M                   151
  Columbus.....................................  Ohio                      M                   194
  Dayton.......................................  Ohio                      F                   138
  Philadelphia (Airport).......................  Pennsylvania              M                   251
  Plymouth Meeting.............................  Pennsylvania              M                   252
  Nashville....................................  Tennessee                 M                   138
  Austin.......................................  Texas                     M                   189
  Houston......................................  Texas                     M                   335
  Irving (DFW Airport).........................  Texas                     F                   308
  Alexandria...................................  Virginia                  F                   225
DOUBLETREE CLUB HOTELS:
  El Segundo...................................  California                F                   215
  Ontario......................................  California                F                   171
  Rancho Bernardo..............................  California                F                   209
  Santa Ana (Orange County Airport)............  California                F                   170
  Lakewood.....................................  Colorado                  F                   170
  Jacksonville.................................  Florida                   M                   167
  Boise........................................  Idaho                     M                   158
  St. Louis (Riverport)........................  Missouri                  F                   181

                                                                         MANAGED(M),
                                                                         LEASED(L) OR       NUMBER OF
                HOTEL LOCATION                         STATE           FRANCHISED(F)(1)       ROOMS
-----------------------------------------------  ------------------    ----------------     ---------
  Charlotte....................................  North Carolina            M                   187
  Harrisburg...................................  Pennsylvania              F                   176
  Philadelphia (Northeast).....................  Pennsylvania              F                   188
  McAllen......................................  Texas                     F                   164
  Norfolk......................................  Virginia                  F                   208
NON-DOUBLETREE BRAND HOTELS:
CANDLEWOOD
  Wichita......................................  Kansas                    M    (3)            107
COMFORT INN
  Conyers......................................  Georgia                   L                    83
  Marietta.....................................  Georgia                   L                   185
  Farmington Hills.............................  Michigan                  L                   135
  Grand Rapids.................................  Michigan                  L                   109
  Clemson......................................  South Carolina            L                   122
  Ft. Mill.....................................  South Carolina            L                   153
ECONOLODGE
  Orlando (Hawaiian)...........................  Florida                   M                   445
DAYS INN
  Philadelphia (Airport).......................  Pennsylvania              M                   177
HAMPTON INN
  Denver.......................................  Colorado                  L                   138
  Lakewood.....................................  Colorado                  L                   150
  Ft. Lauderdale...............................  Florida                   L                   122
  Indianapolis.................................  Indiana                   L                   131
  Lansing......................................  Michigan                  L                   109
  Warren.......................................  Michigan                  L                   124
  Bloomington..................................  Minnesota                 L                   135
  Minnetonka...................................  Minnesota                 L                   127
  Hattiesburg..................................  Mississippi               L                   155
  Lincoln......................................  Nebraska                  L                   111
  Omaha........................................  Nebraska                  L                   129
  Oklahoma City................................  Oklahoma                  L                   134
  Tulsa........................................  Oklahoma                  L                   148
  Memphis......................................  Tennessee                 L                   120
  Laredo.......................................  Texas                     L                   120
HAWTHORNE SUITES
  Atlanta......................................  Georgia                   L                   220
HOLIDAY INN
  Windsor Locks (Bradley Airport)..............  Connecticut               M                   200
  Orlando (Maingate West)......................  Florida                   M                   287
  Crystal Lake.................................  Illinois                  L                   196
  Louisville...................................  Kentucky                  L                   169
  Lafayette....................................  Louisiana                 L                   242
  Flint........................................  Michigan                  L                   171
  Clayton......................................  Missouri                  L                   253
  Burlington...................................  North Carolina            M                   132
  Anderson.....................................  South Carolina            M                   130
  Columbia.....................................  South Carolina            L                   175
  San Antonio (Riverwalk)......................  Texas                     M                   325
HOLIDAY INN EXPRESS
  Orlando (International Drive)................  Florida                   M                   217
  Arlington Heights............................  Illinois                  L                   125
  Downers Grove................................  Illinois                  L                   123
  Bloomington..................................  Minnesota                 L                   142
  Tupelo.......................................  Mississippi               L                   124

                                                                         MANAGED(M),
                                                                         LEASED(L) OR       NUMBER OF
                HOTEL LOCATION                         STATE           FRANCHISED(F)(1)       ROOMS
-----------------------------------------------  ------------------    ----------------     ---------
  Franklin.....................................  Tennessee                 L                   100
  Austin.......................................  Texas                     L                   125
  San Antonio..................................  Texas                     M                   211
  Wauwatosa....................................  Wisconsin                 L                   122
HOWARD JOHNSON
  Orlando (Fountain Park)......................  Florida                   M                   400
  Orlando (Universal Towers)...................  Florida                   M                   302
RAMADA INN
  Orlando (Maingate)...........................  Florida                   M                   391
  Harrisburg...................................  Pennsylvania              M                   254
RESIDENCE INN BY MARRIOTT
  Sacramento...................................  California                L                   176
  Torrance.....................................  California                L                   247
  Wilmington...................................  Delaware                  L    (4)            120
  Orlando......................................  Florida                   L                   176
  Atlanta......................................  Georgia                   L                   128
  Ann Arbor....................................  Michigan                  L                    72
  Kansas City..................................  Missouri                  L                    96
  Fishkill.....................................  New York                  L    (4)            136
  Charlotte....................................  North Carolina            L    (4)             80
  Providence (Warwick).........................  Rhode Island              L    (4)             96
  Ft. Worth....................................  Texas                     L                   120
  Tyler........................................  Texas                     L                   128
SHERATON
  Austin.......................................  Texas                     M                   249
INDEPENDENT HOTELS
  Atlanta (Grand Hotel)........................  Georgia                   M                   244
  Portland (Budget Inn)........................  Maine                     M                   112
  Boston (Harbor Hotel)........................  Massachusetts             M                   230
  Cambridge (Harvard Square Hotel).............  Massachusetts             L                    73
  Cambridge (Inn at Harvard)...................  Massachusetts             L                   113
  Tupelo (Executive Inn).......................  Mississippi               L                   115
  Chapel Hill (Carolina Inn)...................  North Carolina            M                   185

---------------
(1) All leased properties are also managed by Doubletree unless otherwise noted.

(2) Owned and managed by Doubletree.

(3) Owned and managed by the Candlewood joint venture.

(4) Managed by an unaffiliated third party hotel management company.

     The principal executive offices of Doubletree are located in Phoenix and are occupied pursuant to a lease that expires March 31, 1998. In addition to its executive offices, Doubletree leases office space in Memphis, Boston, Chicago, Cincinnati, Los Angeles and Philadelphia. Management believes that such properties are sufficient to meet its present needs and does not anticipate any difficulty in securing additional space, as needed, on terms acceptable to Doubletree. See Note 8 of Notes to Consolidated Financial Statements of Doubletree.

     Additionally, Doubletree leases 54 hotels which are located in 24 different states. Each lease expires between 1998 and 2015 and is subject to early termination upon the occurrence of certain contingencies. See Note 4 of Notes to Consolidated Financial Statements of Doubletree.

     In addition to the leased hotels, Doubletree acquired on December 22, 1994, a 239-room all-suite hotel, subject to a 70 year ground lease, in Southfield, Michigan for approximately $11.0 million. Doubletree also opened the first Candlewood hotel on May 9, 1996, a 107-room extended stay hotel in Wichita, Kansas, the first of the Candlewood joint venture.

THE RFS ACQUISITION

     On February 27, 1996 Doubletree acquired all of the outstanding stock of RFS Management in exchange for 2,727,811 shares (the "RFS Acquisition Shares") of Doubletree Common Stock. At June 30, 1996, RFS Management leased 48 hotels (44 of which it also managed) from the Landlord and managed an additional eight hotels for third party owners. The sole general partner and approximately 98.7% owner of the Landlord is the REIT. The 56 hotels, principally operating in the limited-service and extended stay segments of the market, comprise approximately 9,000 rooms and are operated under such franchise brands as Holiday Inn, Holiday Inn Express, Residence Inn by Marriott, Comfort Inn and Hampton Inn.

     In connection with the RFS Acquisition, Doubletree and the REIT entered into agreements, pursuant to which Doubletree purchased the REIT Preferred Shares. There is no current market for the REIT Preferred Shares. The REIT Preferred Shares pay an annual fixed dividend of $1.45 per share and are convertible into shares of the REIT's common stock on a one-for-one basis at the end of seven years. The REIT Preferred Shares are redeemable by the REIT after seven years. Doubletree has also been granted the Right of First Refusal with respect to the future lease and management of hotels to be acquired or developed by the Landlord or the REIT during the ten year period following the RFS Acquisition. Pursuant to these rights, RFS Management is entitled, for a minimum of seven years, to written notice from the Landlord specifying the terms and conditions upon which the Landlord would be willing to lease the hotel to Doubletree. In the event that Doubletree does not initially agree to such terms or declines to lease the hotel, Doubletree has the right to match the terms proposed to an alternative lessee by the Landlord. In the event that the REIT terminates its status, for federal tax purposes, as a real estate investment trust, the Landlord may elect to terminate the then existing Percentage Leases and the Right of First Refusal by providing notice to Doubletree and redeeming any REIT Preferred Shares then owned by Doubletree; provided, however, if the termination occurs within ten years after the RFS Closing Date, the Landlord pays to Doubletree an amount equal to $5.0 million minus $41,667 for each calendar month which has passed during such ten year period and the Landlord pays to Doubletree the fair market value of the then existing Percentage Leases, based upon the remaining length of their terms.

     Until the earlier of the expiration of ten years following the closing of the RFS Acquisition or the date of the redemption or conversion of the REIT Preferred Shares, without the prior written approval of the Landlord, Doubletree may not permit any merger or sale of RFS Management's stock or the transfer or conveyance of all or substantially all of RFS Management's assets, if, as a result thereof, RFS Management would cease to be controlled by Doubletree. The foregoing restriction does not restrict any change in control or ownership of Doubletree.

COMPETITION

     Doubletree's managed, leased and franchised hotels compete for guests against a wide range of lodging facilities offering full-service, limited-service, all-suite and extended stay lodging options to the public. Competitive factors in the lodging industry include room rates, quality of accommodations, name recognition, service levels and convenience of location. These factors may impact the operations of Candlewood.

     Doubletree competes for management contracts, leases, franchise contracts, acquisition opportunities and other expansion opportunities. See "Risk
Factors -- Competition for and Dependence on Management Contracts, Leases and Franchise Agreements; Competition for Guests" and "Risk Factors -- Risks Associated With Expansion."

GOVERNMENT REGULATION

     The hotel industry in general, including Doubletree, is subject to numerous federal, state and local government regulations. See "Risk Factors -- Government Regulations."

ENVIRONMENTAL MATTERS

     Doubletree is subject to various Federal, State and local environmental laws, ordinances and regulations relating to the environment and the handling of hazardous or toxic substances which may impose significant potential environmental liabilities. See "Risk Factors -- Environmental Regulations." The Landlord has indemnified RFS Management against undisclosed matters and certain environmental liabilities, other than liabilities caused by RFS Management's acts or grossly negligent failures to act, and the former stockholders of RFS (the "RFS Stockholders") have, subject to certain limitations and exceptions, indemnified Doubletree against any such acts or grossly negligent failure to act by RFS Management prior to the closing of the RFS Acquisition. Based on Doubletree's current assessment of expenses and actions which may be required, Doubletree does not believe its liability (if any) with respect to environmental matters, individually or in the aggregate, will be material to its financial condition, results of operations, or liquidity. However, because of uncertainties associated with environmental assessment, remediation and liability determination, no assurance can be given that Doubletree will not incur material environmental expense in the future.

INTELLECTUAL PROPERTY

     The trademarks "Doubletree Hotels," "Doubletree Guest Suites," "Doubletree Suites," "Doubletree Club Hotels," "Club Hotels by Doubletree," "Guest Quarters Suite Hotels," "Guest Quarters Suites by Doubletree" and related marks and logos are material to Doubletree's business. Doubletree, as well as its franchisees, actively use these marks. All of Doubletree's material marks are registered, or are on application for registration, with the United States Patent and Trademark Office. See "-- Legal Proceedings."

INSURANCE

     Doubletree currently has the types and amounts of insurance coverage, including comprehensive general liability insurance with a coverage limit of $2.0 million, and additional excess general liability insurance, that it believes is appropriate for a company in the hotel management business. While management believes that its insurance coverage is adequate, if Doubletree were held liable for amounts exceeding the limits of its insurance coverage or for claims outside of the scope of its insurance coverage, Doubletree's business, results of operations and financial condition could be materially and adversely affected.

EMPLOYEES

     At June 30, 1996, Doubletree had approximately 14,195 full-time employees and 3,715 part-time employees. Of these full-time employees, approximately 517 of these employees are employed at the corporate level and approximately 13,678 employees are employed at the hotel properties. The wages and salaries, health insurance and other employee benefits of persons employed at Doubletree's hotels are paid out of the operations of the hotel property. Corporate personnel are paid directly by Doubletree. Employees at three of Doubletree's managed hotels are members of labor unions. Doubletree has entered into formal negotiations regarding a collective bargaining agreement at two of such hotels and an interim recognition agreement was entered into at the third hotel. Doubletree's management believes its ongoing labor relations are good.

LEGAL PROCEEDINGS

     Doubletree is not party to any litigation, other than routine litigation incidental to the business of Doubletree. Doubletree believes that such litigation is not material to the business of Doubletree, either individually or in the aggregate.

                    SELECTED PRO FORMA FINANCIAL, HISTORICAL
                      FINANCIAL AND OTHER DATA OF RED LION
               (IN THOUSANDS, EXCEPT SHARE AND STATISTICAL DATA)

     The pro forma financial information provided below generally gives effect to the Red Lion Formation and the Red Lion Refinancing as if they had occurred on January 1, 1994 (see Note a below) and, in particular, combines the results of operations of Historical Red Lion for the portion of 1995 prior to the Red Lion Formation with Red Lion's results of operations for the portion of 1995 after the Red Lion Formation to show the results of the business for the entire year. The historical financial data in the table do not reflect the Red Lion Formation and the Red Lion Refinancing and, accordingly, the table presents data for Historical Red Lion that (i) includes amounts, including historical depreciation, attributable to the Red Lion Leased Hotels and other assets retained by the Partnership and (ii) does not include the base lease expense in respect of the Red Lion Leased Hotels which has been incurred by Red Lion subsequent to the Red Lion Formation. The information set forth below should be read in conjunction with the Consolidated Financial Statements and Notes of Red Lion, and "Management's Discussion and Analysis of Results of Operations and Financial Condition of Red Lion," as well as the Pro Forma Consolidated Statements of Income of Red Lion included elsewhere in this Prospectus. For a discussion of the historical corporate organization of Red Lion, see "Corporate Organization."

                                   HISTORICAL RED LION                                           RED LION
                   ----------------------------------------------------   -------------------------------------------------------
                                                                SEVEN       TEN           YEARS ENDED          SIX MONTHS ENDED
                                                                MONTHS     MONTHS        DECEMBER 31,              JUNE 30,
                           YEARS ENDED DECEMBER 31,             ENDED      ENDED     ---------------------   --------------------
                   -----------------------------------------   JULY 31,   DEC. 31,   PRO FORMA   PRO FORMA   PRO FORMA
                     1991       1992       1993       1994       1995     1995(B)     1994(A)     1995(A)      1995        1996
                   --------   --------   --------   --------   --------   --------   ---------   ---------   ---------   --------
OPERATING
  STATEMENT DATA:
Revenues.........  $412,574   $413,489   $440,017   $462,888   $282,206   $214,769   $462,888    $492,369    $240,825    $257,967
Gross operating
  profit(c)......   128,309    135,373    143,661    157,438     98,333     80,201    157,438     173,928      83,048      92,100
Depreciation and
  amortization...    36,612     34,630     31,144     31,313     17,053      8,715     19,813      19,327       9,884       9,167
Operating
  income(a)......    35,009     42,307     52,449     63,714     38,420     20,285     60,564      56,599      32,402      38,727
Interest expense,
  net............    45,418     32,055     30,065     32,737     20,316      8,107     19,363      18,062      10,041       7,779
Income (loss)
  before income
  taxes and
  cumulative
  effect of
  accounting
  change.........    (9,827)    12,793     21,573     30,983     20,129     11,498     41,536      40,078      23,891      31,393
Cumulative effect
  of accounting
  change(e)......        --         --    (29,878)        --         --         --         --          --          --          --
Income tax
  (benefit)
  expense(f).....        --         --         --         --         --     (4,107)    16,614       7,327       9,556      12,557
                   --------   --------   --------   --------   --------   --------   --------    --------    --------    --------
Net income
  (loss).........  $ (9,827)  $ 12,793   $ (8,305)  $ 30,983   $ 20,129   $ 15,605   $ 24,922    $ 32,751    $ 14,335    $ 18,836
                   ========   ========   ========   ========   ========   ========   ========    ========    ========    ========
Earnings per
  common share...                                                         $   1.00   $   0.80    $   1.05    $   0.46    $   0.60
OTHER DATA:
Gross operating
  margin(c)......     31.1%      32.7%      32.6%      34.0%      34.8%      37.3%      34.0%       35.3%       34.5%       35.7%
Occupancy
 percentage(g)...     70.4%      70.7%      70.9%      72.1%      73.2%      71.9%      72.1%       72.7%       72.2%       71.0%
Average daily
  room rate(h)...  $  66.39   $  66.11   $  67.88   $  70.52   $  75.14   $  75.13   $  70.52    $  75.14    $  74.88    $  79.75
EBITDA(i)........  $ 72,076   $ 77,483   $ 84,806   $ 97,759   $ 59,184   $ 31,285   $ 83,109    $ 81,922    $ 45,785    $ 50,592

                                   HISTORICAL RED LION                                           RED LION
                   ----------------------------------------------------   -------------------------------------------------------
                                                                                     PRO FORMA   PRO FORMA   PRO FORMA
                              AS OF DECEMBER 31,                AS OF      AS OF       AS OF       AS OF       AS OF      AS OF
                   -----------------------------------------   JULY 31,   DEC. 31,   DEC. 31,    DEC. 31,    JUNE 30,    JUNE 30,
                     1991       1992       1993       1994       1995     1995(B)     1994(A)     1995(A)      1995        1996
                   --------   --------   --------   --------   --------   --------   ---------   ---------   ---------   --------
BALANCE SHEET
  DATA:
Cash and cash
  equivalents and
  short-term debt
  securities.....  $  2,500   $  1,404   $  1,278   $ 68,695         --   $ 68,355         --          --          --    $ 36,509
Property and
  equipment,
  net............   596,900    563,385    519,632    514,807         --    336,269         --          --          --     375,567
Total assets.....   674,231    667,181    626,961    693,344         --    526,920         --          --          --     531,883
Long-term debt,
  including
  current
  portion........   529,803    504,753    468,843    497,302         --    223,367         --          --          --     213,328
Partners'/Stockholders'
  equity.........    99,687    112,480    104,175    135,158         --    230,279         --          --          --     249,115

---------------
(a) The pro forma financial information gives effect to the Red Lion Formation and the Red Lion Refinancing as if they had occurred on January 1, 1994, except that certain expenses resulting from the Red Lion Formation and the Red Lion Offering totaling $14.7 million and the initial recording of estimated deferred income tax benefits of $9.7 million resulting from the Red Lion Formation, all of which were included in Red Lion's actual financial results for the 10 months ended December 31, 1995, are included in the 1995 pro forma presentation. The expenses resulting from the Red Lion Formation and Red Lion Offering include $13.3 million for obligations under an incentive unit plan and a supplemental income retirement agreement which were contingent upon the completion of the Red Lion Offering. The expenses resulting from the Red Lion Formation and Red Lion Offering also include the write-off of previously recorded financing costs, debt discount and prepayment penalties and expenses of $1.3 million associated with the transfer of assets to Red Lion. Excluding the nonrecurring expenses resulting from the Red Lion Formation and Red Lion Offering, pro forma 1995 operating income would have been $71.3 million.

    Excluding the impact of the nonrecurring Red Lion Formation costs of $1.3 million, obligations under an incentive unit plan and a supplemental retirement agreement aggregating $13.3 million, and deferred income tax benefits of $9.7 million, pro forma net income would have been $32.8 million or $1.05 per common share for 1995.

(b) Results of operations include five months of actual operations subsequent to the August 1, 1995 Red Lion Formation date as well as operations of one joint venture for the period from March 1, 1995 through July 31, 1995.

(c) "Gross operating profit" represents revenues less departmental direct and property indirect expenses. "Gross operating margin" represents gross operating profit as a percentage of revenues. Gross operating profit and gross operating margin are included herein because management uses them as a measure of hotel operating performance and because management believes these items are useful in making industry comparisons.

(d) Effective January 1, 1993, Historical Red Lion prospectively changed the estimated useful lives of its hotels to 40 years from lives averaging 32 years. The effect of this change decreased depreciation expense in 1993 by approximately $2.6 million. In addition, the 17 Red Lion Leased Hotels were retained by the Partnership in the Red Lion Formation. Accordingly, the pro forma data and Red Lion's results of operations for the ten months ended December 31, 1995 do not include depreciation on the Red Lion Leased Hotels.

(e) Effective January 1, 1993, Historical Red Lion changed its accounting method for measuring impairment of individual hotel properties from using undiscounted future cash flows to discounted future cash flows. As a result of this change, 1993 net income includes a reduction in the carrying value of one hotel of $29.9 million, which is reflected in the 1993 financial statements as the cumulative effect of an accounting change.

(f) Historical Red Lion made no provision for income taxes since taxes on income were the responsibility of the individual partners. Pro forma and Red Lion income taxes are calculated at an estimated tax rate of 40%. Income taxes for 1995 pro forma and Red Lion's ten-month period ended December 31, 1995 include a deferred income tax benefit of $9.7 million resulting from the tax effect of the differences between the book and tax bases of the assets and liabilities transferred to Red Lion by Historical Red Lion.

(g) Calculated on a per available room per year basis.

(h) Based on rooms occupied.

(i) EBITDA represents earnings before interest expense, income taxes, income
    (loss) attributable to joint venturers' interest, depreciation and amortization and certain other non-cash charges. EBITDA is not intended to represent cash flow from operations as defined by GAAP, and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by GAAP. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt. For the year ending December 31, 1995, EBITDA includes $14.7 million of expenses resulting from the Red Lion Formation and the Red Lion Refinancing. Excluding these expenses, EBITDA would have been $96.6 million.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                 OPERATIONS AND FINANCIAL CONDITION OF RED LION

RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this document. Red Lion believes the comparison of actual results for the six months ended June 30, 1996 to pro forma results for the six months ended June 30, 1995 and pro forma results for 1995 to pro forma results for 1994 provides a more meaningful presentation than a comparison to actual 1995 operations which represent the results of one hotel and a relatively short time period since Red Lion's operations commenced.

  Six Months Ended June 30, 1996 Compared to Pro Forma Six Months Ended June 30, 1995

     Revenues. Red Lion's operating revenues for the six months ended June 30, 1996 were $258.0 million, an increase of $17.2 million or 7% from pro forma operating revenues of $240.8 for the six months ended June 30, 1995. The change in operating revenues is primarily a result of increased room and other revenues.

     Room revenues increased 8% to $147.4 million for the six months ended June 30, 1996 as compared to pro forma room revenues of $135.9 million for the six months ended June 30, 1995. This increase was primarily due to a 7% rise in average daily room rates to $79.75. Actual occupancy of 71% during the six months ended June 30, 1996 declined 2% as compared to the pro forma occupancy rate for the six months ended June 30, 1995. Another component of the increase was the acquisition of two hotels since June 30, 1995 which contributed additional room revenues of approximately $6.5 million during the six months ended June 30, 1996.

     A summary of occupancy and room rates for the six months ended June 30 is as follows:

                                                                  1996       1995
                                                                 ------     ------
            Occupancy percentage...............................    71.0%      72.2%
            Average room rate..................................  $79.75     $74.88

     Other revenues increased 21% to $29.1 million for the six months ended June 30, 1996 as compared to pro forma other revenues of $24.1 million for the six months ended June 30, 1995 due primarily to increased telephone income, banquet rentals, ancillary banquet services and insurance proceeds relating to two hotels which were affected by the February 1996 flood in the Portland, Oregon area.

     Expenses. Departmental direct expenses (expenses related to a specific function, such as rooms or food and beverage) for the six months ended June 30, 1996 increased 4% over pro forma departmental direct expenses for the six months ended June 30, 1995. As a percentage of revenues and pro forma revenues, departmental direct expenses and pro forma departmental direct expenses decreased to 43% from 44% for the six months ended June 30, 1996 and 1995, respectively, primarily due to the increase in revenues.

     Property indirect expenses for the six months ended June 30, 1996 increased 7% over pro forma property indirect expenses for the six months ended June 30, 1995 and remained constant as a percentage of revenues. Indirect costs include expenses related to a hotel's general operation, such as utilities, repairs and maintenance, promotional expenses and administrative costs.

     Gross Operating Profit. Red Lion's gross operating profit for the six months ended June 30, 1996 was $92.1 million, an increase of $9.0 million or 11% from pro forma gross operating profit of $83.1 million for the six months ended June 30, 1995. The increase is primarily attributable to the higher revenues discussed above. Gross operating profit margin for the six months ended June 30, 1996 improved to 36% from pro forma gross operating profit margin of 35% for the six months ended June 30, 1995.

     Payments Due to Owners of Managed Hotels. Revenues and expenses include operating revenues and expenses of unconsolidated managed properties since the operating responsibilities associated with those hotels are substantially the same as those for owned hotels. Payments to owners of those hotels, net of Red

Lion's management fees, increased approximately $2.3 million for the six months ended June 30, 1996 as compared to the pro forma payments to owners of managed hotels for the six months ended June 30, 1995. The increase in payments due to owners of managed hotels is primarily attributable to improved operating performance at the managed hotels.

     Management fees in connection with the managed hotels increased to $6.1 million for the six months ended June 30, 1996 as compared to pro forma management fees of $5.4 million for the six months ended June 30, 1995.

     Operating Income. Red Lion's operating income for the six months ended June 30, 1996 was $38.7 million, an increase of $6.3 million or 19% from pro forma operating income of $32.4 million for the six months ended June 30, 1995. The increase is primarily attributable to the higher revenues discussed above.

     Interest Expense. Interest expense, net, decreased $2.2 million to $7.8 million for the six months ended June 30, 1996 as compared to pro forma interest expense of $10.0 million for the six months ended June 30, 1996. The decrease is primarily due to interest income earned during the six months ended June 30, 1996 of approximately $1.3 million and a lower average outstanding principal balance on Red Lion's debt.

     Income Tax Expense. Income tax expense increased $3.0 million to $12.6 million for the six months ended June 30, 1996 as compared to pro forma income tax expense of $9.6 million for the six months ended June 30, 1995. Red Lion's estimated effective tax rate is 40% for both quarters.

     Net Income. Red Lion's net income increased 31% to $18.8 million ($.60 per share) for the six months ended June 30, 1996 from pro forma net income of $14.3 million ($.46 per share) for the six months ended June 30, 1995. The increase in net income is primarily due to increased operating income and decreased interest expense.

  Pro Forma 1995 Compared to Pro Forma 1994

     Pro forma net income increased from $24.9 million, or $.80 per share, in 1994, to $32.8 million, or $1.05 per share in 1995, an increase of 31.4%. Net income for 1995 reflected pre-tax expenses resulting from the Red Lion Formation and Red Lion Offering totaling $14,662,000, the effects of which were substantially offset by a deferred income tax benefit of $9,736,000. The net negative effect of these factors on pro forma income for 1995 was $96,000, or less than $.01 per share.

     Revenues. Pro forma revenues rose from $462.9 million in 1994 to $492.4 million in 1995, an increase of $29.5 million, or 6.4%. The changes in specific revenue categories are discussed below.

     Pro forma room revenues increased 7.6% to $277.2 million in 1995, compared to $257.7 million in 1994. The increase in pro forma room revenues was due primarily to a 6.6% increase in average daily room rate, which rose to $75.14. Occupancy for 1995 increased from 72.1% to 72.7.%

     Pro forma food and beverage revenues for 1995 increased 3.8% from 1994. The increase in pro forma food and beverage revenues was primarily due to an increase in banquet revenues and the addition of an airport restaurant facility which opened in late 1994.

     Other pro forma revenues for 1995 rose 8.4% over 1994 due mainly to an increase in meeting room rentals and telephone sales.

     Expenses. Pro forma departmental direct expenses (expenses related to a specific function such as rooms or food and beverage) increased 4.2% in 1995. However, as a percentage of revenues, pro forma departmental direct expenses decreased from 44.5% to 43.6% primarily due to effective control of food costs.

     Pro forma property indirect expenses increased 4.4% in 1995 but decreased modestly as a percentage of revenues. Indirect costs include expenses related to a hotel's general operation, such as utilities, repairs and maintenance, promotional expenses and administrative costs.

     Pro forma gross operating profit (revenues less departmental direct and property indirect expenses) rose from $157.4 million in 1994 to $173.9 million in 1995, a 10.5% increase. Pro forma gross operating profit margins improved from 34.0% in 1994 to 35.3% in 1995, primarily due to the decrease in departmental direct expenses as a percentage of revenues.

     Pro forma other costs, which include corporate administrative and general expenses, property taxes, insurance, leases and other miscellaneous costs, increased 6.5% due primarily to increases in corporate administrative and general expenses and insurance, while depreciation and amortization fell 2.5% from 1994 to 1995.

     Red Lion's revenues and expenses include operating revenues and expenses of unconsolidated managed properties since the operating responsibilities associated with those hotels are substantially the same as those for owned hotels. Payments to owners of those hotels, net of Red Lion's management fees, increased 9.5% from 1994 to 1995, primarily due to improved operating performance of the managed properties.

     Management fees in connection with the managed hotels for 1995 increased 6.7% from $10.3 million to $10.9 million. The majority of the management fees are incentive fees related mainly to Red Lion Inns Limited Partnership (the "MLP") (see Note 7 to the Consolidated Financial Statements of Red Lion), which are determined, in part, on the basis of available cash flows. For 1995, incentive management fees increased $1.0 million.

     The pro forma results for 1995 include $14.7 million of nonrecurring costs associated with the Red Lion Formation and Red Lion Offering (see Note 9 to the Consolidated Financial Statements of Red Lion). Such costs include approximately $13.4 million expended in conjunction with an incentive unit plan and a supplemental income retirement agreement. As the obligations under the plan and the agreement were contingent upon completion of Red Lion's initial public offering, no liability or related expense had been recorded by Historical Red Lion. In addition, Red Lion recognized $1.3 million of expense in connection with refinancing the assumed debt and transferring Historical Red Lion's assets to Red Lion.

     Pro forma operating income decreased from $60.6 million in 1994 to $56.6 million in 1995 due primarily to the expenses resulting from the Red Lion Formation and Red Lion Offering. Excluding those expenses, pro forma operating income would have increased $10.7 million, or 17.7%, in 1995.

     Pro forma interest expense increased from $20.8 million in 1994 to $21.8 million in 1995, an increase of 4.8%, due primarily to interest rate increases on debt not refinanced. Interest income increased $2.3 million as a result of interest earned on short-term investments acquired with proceeds from the initial public offering.

     Pro forma income tax expense decreased from $16.6 million in 1994 to $7.3 million in 1995, a decrease of $9.3 million. The decrease resulted largely from $9.7 million of deferred tax benefits recognized as a result of a change in tax status at the Red Lion Formation date as Historical Red Lion was a partnership whose partners were responsible for its taxes. The decrease also reflects $4.9 million of tax benefits associated with the $14.7 million in expenses resulting from the Red Lion Formation and Red Lion Offering. Excluding the tax benefits resulting from the Red Lion Formation and Red Lion Offering and the resultant change in tax status, the effective tax rate for 1995 would have been 40.0%, the same effective rate as 1994.

  Red Lion for the Ten Months ended December 31, 1995

     The only operations of Red Lion prior to the Red Lion Formation related to a joint venture interest in one Red Lion hotel that was contributed to Red Lion by Historical Red Lion in March 1995. On a historical basis, which includes the actual operations of Red Lion following the August 1, 1995 Red Lion Formation, Red Lion had net income of $15.6 million for the ten months ended December 31, 1995. The period's net income included an income tax benefit of approximately $9.7 million, recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and expenses, net of income tax benefits, of approximately $9.8 million resulting from the Red Lion Formation and Red Lion Offering.

  Historical Red Lion 1994 Compared to Historical Red Lion 1993

     The comparison of operating results of Historical Red Lion for the years ended December 31, 1994 and 1993 is based on the actual results of operations of Historical Red Lion as reflected in its statements of income. Such results do not include the effects of the Red Lion Formation and Red Lion Refinancing.

     Income before cumulative effect of accounting change increased from $21.6 million in 1993 to $31.0 million in 1994, an increase of $9.4 million, or 43.6%

     In 1993, Historical Red Lion changed its method of measuring impairment of individual hotel properties from using undiscounted future cash flows to discounted cash flows, resulting in a reduction of net income of $29.9 million, which is reflected as cumulative effect of an accounting change.

     Revenues. Revenues increased 5.2% from $440.0 million in 1993 to $462.9 million in 1994. Room revenues rose $15.5 million in 1994, an increase of 6.4%. The increase in room revenues was due to improvements in occupancy and average daily room rate at existing hotels and an increase in the number of available room nights. Average daily room rates rose from $67.88 in 1993 to $70.52 in 1994, a 3.8% increase. Occupancy improved from 70.9% in 1993 to 72.1% in 1994, while available room nights increased 0.8% from 5,027,000 to 5,068,000. Revenues from group business increased $5.4 million, or 6.8%, primarily due to a 4.9% increase in group room nights. Food and beverage revenues increased 1.9% from $156.2 million in 1993 to $159.2 million in 1994, a year in which Historical Red Lion completed a program to reformat its restaurants to respond to customer preferences for more casual dining and lighter fare. Other revenues grew from $41.6 million in 1993 to $46.0 million in 1994, an increase of 10.6%. This increase was due primarily to higher banquet-related revenues. The results for 1994 include the first full year of operations of a managed hotel that was added to the Red Lion system in May of 1993.

     Expenses. Departmental direct expenses increased from $201.2 million in 1993 to $205.8 million in 1994, an increase of 2.3%, but decreased as a percentage of revenues from 45.7% to 44.5%. This decrease as a percentage of revenues was due primarily to reduced labor costs resulting from higher labor productivity and to lower food costs resulting from more centralized purchasing.

     Property indirect expenses increased 4.8% from $95.1 million in 1993 to $99.7 million in 1994. As a percentage of revenues, property indirect expenses remained relatively constant.

     Gross operating profit rose from $143.7 million in 1993 to $157.4 million in 1994, an increase of 9.6%. Gross operating margin improved from 32.6% in 1993 to 34.0% in 1994.

     Other costs increased from $18.3 million in 1993 to $19.6 million in 1994, but remained relatively constant as a percentage of revenues. The increase in other costs was attributable largely to increases in property taxes, insurance costs and administrative expenses.

     Payments due to owners of managed hotels increased $1.1 million, or 2.7%, to $42.8 million in 1994. Management fees received in connection with the managed hotels increased from $6.1 million in 1993 to $10.3 million in 1994, an increase of 67.8%. These increases were primarily due to an increase of $3.3 million in incentive management fees due to improved operating performance of the managed hotels.

     Operating income climbed from $52.4 million in 1993 to $63.7 million in 1994, an improvement of 21.5%, and increased as a percentage of revenues from 11.9% to 13.8%. The increase in operating income resulted primarily from the improvement in gross operating profit, offset by increases in other costs, depreciation and amortization, and payments due to owners of managed hotels.

     Equity in earnings of unconsolidated joint ventures increased from $1.2 million in 1993 to $1.3 million in 1994.

     Interest expenses, net, increased 8.9% from $30.1 million in 1993 to $32.7 million in 1994. This increase reflects higher interest rates in 1994, partially offset by a reduction of $4.4 million in average outstanding debt balances, an increase in average combined cash and cash equivalents balances of $22.6 million and an increase of $9.3 million in average short-term debt securities balances. Average combined cash and cash equivalents balances and short-term average debt securities balances increased as a result of borrowings under Historical Red Lion's revolving credit line.

     Losses on sale of property reflects a sale of excess land in 1993, resulting in a $1.7 million loss.

     Income attributable to joint venturers' interests increased from $0.3 million in 1993 to $1.3 million in 1994. This item reflects earnings attributable to the joint venture partners in the five consolidated joint venture hotels.

LIQUIDITY AND CAPITAL RESOURCES

     Cash decreased to $36.5 million at June 30, 1996 from $68.4 million at December 31, 1995 primarily as a result of an acquisition, ongoing capital expenditures, repayment of term loan principal and seasonal working capital fluctuations. Red Lion's principal source of cash is hotel operations. Red Lion and Historical Red Lion historically have generated internal cash flow to meet operating needs, make capital expenditures and reduce outstanding debt.

     At June 30, 1996, commitments relating to capital improvement projects were approximately $9.6 million. As part of its capital expenditure program, Red Lion budgets for costs incurred in connection with environmental compliance at its properties. These costs historically have not been material, and Red Lion does not anticipate incurring material costs for environmental compliance in the future.

     In connection with the Red Lion Formation, Red Lion repaid the majority of the debt contributed to Red Lion by Historical Red Lion with the proceeds of the Red Lion Offering and a new $135.0 million seven year term loan. In addition, on August 1, 1995, Red Lion obtained a $130.0 million credit line facility of which $80.0 million is available for acquisitions and $50.0 million is available for working capital requirements. The credit line facility has a term of seven years. The term loan and credit line facility (collectively the "Red Lion Credit Facility") carry a variable interest rate based on LIBOR plus 2% (7.5% at June 30, 1996). Quarterly mandatory prepayments which increase over the term of the Red Lion Credit Facility are required. In addition, in March of each year a mandatory prepayment of the Red Lion Credit Facility is required in an amount equal to 50% of annual excess cash flow (as defined in the credit agreement) for the prior fiscal year. At August 9, 1996, there was no outstanding balance under the Red Lion Credit Facility except for the term loan. In connection with the Merger, it is expected that the Red Lion Credit Facility will be repaid with a portion of the proceeds of the Financing Plan. See "The Merger and the Financing Plan -- The Financing Plan."

SEASONALITY

     The lodging industry is affected by normally recurring seasonal patterns. At most Red Lion hotels, demand is higher in the summer and early fall (May through October) than during the balance of the year. Demand also changes on different days of the week, with Sunday generally having the lowest occupancy.

INFLATION

     The effect of inflation, as measured by fluctuations in the Consumer Price Index, has not had a material impact on Red Lion's revenue or net income during the periods under review.

                              BUSINESS OF RED LION

GENERAL

     Red Lion is a leading full service hospitality company. At June 30, 1996, Red Lion operated 55 hotels containing 14,540 rooms in the western United States. In July 1996, Red Lion acquired a hotel in Houston, Texas containing 319 rooms. In September 1996, Red Lion purchased the Modesto, California hotel, which it managed prior to such acquisition. A typical Red Lion property is a full service hotel located in close proximity to a business or commercial center, airport, major highway or tourist destination. Red Lion hotels target the business traveler (both individual and group) and compete primarily in the upscale segment of the lodging industry with national chains. For the six months ended June 30, 1996, Red Lion's average room and occupancy rates were $79.75 and 71.0%, respectively.

     Red Lion's operating strengths have translated into strong financial performance. Red Lion has significantly outperformed the full service segment of the lodging industry in periods of industry weakness as well as periods of industry growth, as measured by gross operating margins. For the three years ended December 31, 1995, Red Lion's gross operating margins ranged from 32.6% to 35.3%, compared to the average for the full service segment during this time period of 27.4% to 31.8%. Management attributes these higher margins to an operating strategy that has resulted in high labor productivity, well trained employees and effective cost controls and to the efficiencies generated through its centralized support services.

     Red Lion has long-term operating control over each of its hotels. This operating control allows Red Lion to implement consistent standards and programs at the hotels. As of September 15, 1996, Red Lion owned or leased, under a long-term lease, 41 of its 56 hotels. Red Lion's remaining 15 hotels are operated pursuant to management contracts. Owned hotels consist of 100% owned properties (17 hotels) and properties in which Red Lion holds at least a 50% interest through joint venture agreements (seven hotels). In addition, Red Lion owns a 10% interest in the joint venture which owns Red Lion Hotel, Spokane City Center. See "-- Joint Ventures." Leased properties (17 hotels) are operated pursuant to a lease, which has a 15 year initial term and is renewable, at the option of Red Lion, for five additional five year periods on the same terms (the "Partnership Lease"). See "-- The Partnership Lease." Ten of the managed hotels are owned by the MLP, and operated by Red Lion pursuant to a management contract, expiring in 2062, including all renewals. The general partner of the MLP is a wholly-owned subsidiary of Red Lion. The other five management contracts (including the contract at the Spokane joint venture) have remaining terms ranging from one to 20 years and an average remaining term of 12 years, including all renewals. Under each management contract, Red Lion receives a base management fee ranging from 3 - 4% of gross revenues plus an incentive management fee based on the operating performance of the hotels. See
"-- Management Contracts."

HOTELS

     Red Lion's properties are high quality, primarily full service hotels. In addition to restaurants, lounges, banquet and meeting space, these hotels generally offer premium television channel and movie availability, complimentary airport shuttle service, swimming pools, room service and valet services. Other guest amenities may include health and fitness facilities, tennis courts, spas, gift shops, car rental desks, free parking, hair styling salons, valet parking, concierge services, business centers, honor bars, in-room two-line telephones and guest memberships at health clubs, tennis courts and golf courses. Eight Red Lion hotels containing fewer than 5% of Red Lion's total hotel rooms are limited service hotels, reflecting the smaller communities where these hotels are located.

     Red Lion's full service hotels have in excess of 688,000 aggregate square feet of meeting and convention space. These extensive meeting and convention facilities attract numerous national, regional and local associations and major corporate groups to Red Lion's hotels for business conventions, conferences, banquets, receptions, sales meetings, training sessions, seminars and private celebrations. Red Lion believes that the significant size of, and amenities provided at, its facilities attract repeat business from these associations and groups. Fourteen of the hotels have ballrooms that can accommodate groups of over 1,000 people.

     Red Lion's restaurants, lounges and banquet services are committed to providing high quality food and beverage services. Food and beverage revenues constituted 33.6%, 34.4% and 35.5% of Red Lion's revenues in 1995, 1994 and 1993, respectively. Management believes that a significant portion of its restaurant and lounge business comes from local communities and that this patronage increases repeat business potential in the local community. Red Lion renovated or reformatted substantially all of its restaurants during the last six years in response to customers' desires for a casual dining format and lighter fare.

     The following table sets forth certain information with respect to each of the hotels currently operated by Red Lion, all of which are managed by Red Lion.

                                                                       OWNED (O),
                                                                     MANAGED (M) OR     NUMBER OF
                   HOTEL LOCATION                        STATE         LEASED (L)         ROOMS
----------------------------------------------------  -----------    --------------     ---------
Scottsdale, LaPosada Resort.........................  Arizona           O    (1)             262
Bakersfield.........................................  California        O    (1)             262
Costa Mesa, Orange County Airport...................  California        O    (1)             484
Eureka..............................................  California        O    (2)             178
Glendale............................................  California        O    (1)             348
Los Angeles, Los Angeles Airport....................  California        M                    371
Modesto.............................................  California        O    (2)             258
Ontario.............................................  California        O    (1)             339
Redding.............................................  California        O    (2)             194
Rohnert Park, Sonoma County.........................  California        L    (3)             245
Sacramento..........................................  California        M    (4)             448
Sacramento, Sacramento Inn..........................  California        L    (3)             376
San Diego...........................................  California        L    (3)             300
San Jose............................................  California        O    (2)             505
Santa Barbara (Fess Parker's Red Lion Resort).......  California        O    (1)             360
Colorado Springs....................................  Colorado          M    (4)             299
Denver..............................................  Colorado          M                    573
Durango.............................................  Colorado          L    (3)             159
Boise, Boise Downtowner.............................  Idaho             L    (3)             182
Boise, Boise Riverside..............................  Idaho             M    (4)             304
Kalispell...........................................  Montana           O    (2)              64
Missoula............................................  Montana           L    (3)              76
Missoula Village....................................  Montana           O    (1)             172
Omaha...............................................  Nebraska          M    (4)             413
Astoria.............................................  Oregon            L    (3)             124
Bend, Bend North....................................  Oregon            L    (3)              75
Bend, Bend South....................................  Oregon            O    (2)              75
Coos Bay............................................  Oregon            L    (3)             143
Eugene..............................................  Oregon            L    (3)             138
Springfield.........................................  Oregon            M    (4)             234
Klamath Falls.......................................  Oregon            O    (2)             108
Medford.............................................  Oregon            L    (3)             186
Pendleton...........................................  Oregon            L    (3)             168
Portland, Coliseum..................................  Oregon            M                    212
Portland, Columbia River............................  Oregon            O    (2)             351
Portland, Downtown..................................  Oregon            M    (4)             235
Portland, Jantzen Beach.............................  Oregon            O    (2)             320
Portland/Lloyd Center...............................  Oregon            M    (4)             476

                                                                       OWNED (O),
                                                                     MANAGED (M) OR     NUMBER OF
                   HOTEL LOCATION                        STATE         LEASED (L)         ROOMS
----------------------------------------------------  -----------                        ------
Austin, Austin Airport..............................  Texas             M    (5)             300
Houston.............................................  Texas             O    (2)             319
San Antonio.........................................  Texas             O    (2)             290
Salt Lake City......................................  Utah              L    (3)             495
Aberdeen............................................  Washington        O    (2)              67
Bellevue............................................  Washington        O    (2)             353
Bellevue, Bellevue Center...........................  Washington        M    (4)             208
Kelso...............................................  Washington        L    (3)             163
Pasco...............................................  Washington        O    (2)             279
Port Angeles........................................  Washington        O    (2)             187
Richland, Richland/Hanford House....................  Washington        O    (2)             149
Seattle, Seattle Airport............................  Washington        L    (3)             850
Spokane Valley......................................  Washington        M    (4)             237
Spokane City Center.................................  Washington        M    (6)             369
Vancouver...........................................  Washington        L    (3)             160
Wenatchee...........................................  Washington        L    (3)             149
Yakima..............................................  Washington        O    (2)              58
Yakima, Yakima Valley...............................  Washington        M    (4)             209
                                                                                          ------
          Total.....................................                                      14,859
                                                                                          ======

---------------
(1) Owned and managed by Red Lion pursuant to a joint venture (Red Lion owns at least a 50% interest in each joint venture).

(2) Wholly-owned (100%) and managed by Red Lion.

(3) All leased properties are also managed by Red Lion.

(4) Owned by the MLP. A wholly-owned subsidiary of Red Lion is the sole general partner of the MLP.

(5) Owned by Red Lion subject to a non-recourse cash flow mortgage.

(6) Managed by Red Lion pursuant to a joint venture in which Red Lion owns a 10% interest.

CUSTOMERS AND MARKETING

  Customers, Marketing and Sales

     Red Lion's customer mix consists of business travelers, leisure travelers, groups and contract accounts. These customer segments accounted for an estimated 46%, 11%, 33% and 10%, respectively, of total room nights in 1995. Red Lion's marketing and sales program consists of a centrally coordinated national marketing team operating through sales offices in Sacramento, Los Angeles, San Francisco, Portland, Seattle, Chicago and Washington, D.C. and over 300 trained sales and catering managers located at individual properties. Property sales personnel participate in local and regional trade shows, design local promotional and advertising campaigns and use direct solicitation to increase room and catering sales to national and local groups and associations.

     The combined national and local sales force works to expand Red Lion's base of profitable group business. As a result of its efforts, the number of room nights attributable to groups has increased from 1.0 million in 1990 to approximately 1.2 million in 1995 ($93.4 million in revenues in 1995), or 33.2% of Red Lion's total room nights and 19.0% of total revenues during 1995. In addition, catering sales personnel assisted in generating $95.6 million in banquet-related revenues in 1995 (19.4% of total Red Lion revenues for that period).

  Central Reservations System

     In 1995, Red Lion's central reservations system accounted for approximately 32% of Red Lion's total business and leisure traveler room nights. The toll-free reservation system is available to customers throughout the United States and Canada. The reservation system provides Red Lion's reservation agents with information about hotel locations, available rooms and prices in order to assist customers in booking rooms. In 1995, Red Lion's reservation center processed over 990,000 calls, contributing approximately 722,000 reservations to the Red Lion system with approximately a 65% conversion ratio of calls to reservations.

     In 1993, Red Lion commenced development of a new central reservations system, known as "OSCAR," that will include, among other enhanced features, a direct interface with airlines, increases in marketing database capabilities and improved revenue management tools, including real time room inventory. Red Lion anticipates that OSCAR will be operational throughout the Red Lion system in early 1997 at a total cost of approximately $11 million.

     In addition, Red Lion participates in four major airline reservation systems, American Airlines' "SABRE," United Airlines' "APOLLO," Trans World Airlines/Delta's "WORLDSPAN" and Continental's "AMADEUS/SYSTEM ONE." These airline reservation systems have an aggregate of approximately 385,000 computer terminals on line at approximately 111,000 locations, allowing other travel agents to book Red Lion hotel reservations when guests are making other travel arrangements. Red Lion's system includes a direct communications interface with major airline systems that allows immediate confirmation numbers for reservations.

HOTEL MANAGEMENT AND CENTRALIZED SUPPORT SERVICES

  Hotel Management

     Each Red Lion hotel is managed by a general manager and supported by a regional and corporate management organization. The size of each management team and its hourly staff varies by hotel, based on the size and business volume of a particular hotel. Management carefully monitors staffing levels to ensure labor productivity.

     Red Lion's hotel general managers have an average of over 16 years of experience in the lodging industry, and over 90% of the managers have been promoted from an existing position with Red Lion. Red Lion's general managers report directly to a regional vice president. A regional sales director and a regional controller complete the regional support team. The regional management teams provide management support and direction to the general managers and their staff, coordinate communications between the properties and the centralized support organization and assist in establishing and administering corporate policies, procedures and standards.

  Corporate and Centralized Support Services

     Red Lion provides each Red Lion hotel with the benefits of its management services which are delivered by a network of experienced executives, corporate personnel and regional managers. Red Lion also provides technical assistance and training to each hotel's employees for administrative operations, room and guest services, reservations, maintenance and engineering, retail services, and human resources and benefits. Other services provided by Red Lion include treasury, internal audit, credit services, accounting, payroll, tax, legal and risk management. Red Lion has several auxiliary divisions including: (i) a centralized procurement division that allows Red Lion to maintain uniform quality and control costs; (ii) a centralized systems department that supports all property and corporate computer systems and applications, including a standardized proprietary property management system and Red Lion's central reservations system; and (iii) a construction and design department that administers Red Lion's capital expenditure programs, provides design and product expertise in selecting materials and equipment, and provides project administration on major renovation and new construction projects.

MANAGEMENT CONTRACTS

     Red Lion operates 15 hotels pursuant to management agreements under which it is responsible for the day-to-day operations of the hotels. Ten of the hotels are owned by the MLP and operated by Red Lion pursuant to a management agreement expiring in 2062, including all renewal options. A wholly owned subsidiary of Red Lion is the general partner of the MLP. Red Lion's compensation under the management agreement with the MLP is comprised of an annual base management fee equal to 3% of gross revenues of the hotels and an annual incentive management fee. The annual incentive management fee is a percentage of adjusted operating profit, subject to increase if certain operating profits targets are met. Red Lion has received incentive management fees in each year since 1989. Those fees totaled $4.4 million and $5.4 million in 1994 and 1995, respectively.

     The other five management contracts have remaining terms ranging from one to 20 years, and an average remaining term of 12 years, including renewal options. Red Lion's compensation under these agreements is comprised of a base management fee (ranging from 3 - 4% of gross revenues) and an incentive management fee (based on a percentage of cash flow or operating profit). The incentive fees under these management contracts totaled $317,000 and $309,000 in 1994 and 1995, respectively.

JOINT VENTURES

     Red Lion owns at least a 50% interest in seven joint ventures, each of which owns a Red Lion hotel. In September 1996, the Partnership exercised its right to sell to Red Lion for approximately $1.36 million certain minority interests in these joint ventures that the Partnership had retained in connection with the Red Lion Formation. In addition to the above, in December 1995 Red Lion acquired a 10% interest in the joint venture which owns the Red Lion Hotel, Spokane City Center.

     In addition to its ownership interest in the joint ventures, Red Lion is responsible for the day-to-day operations of the hotels owned by the joint ventures and receives management fees for operating the hotels. Under each joint venture agreement or separate management agreement with respect to the joint venture, Red Lion's compensation is comprised of either an annual base management fee (ranging from 3 - 4% of gross revenues), an annual incentive management fee (based on a percentage of cash flow or operating profit) or both. Red Lion has made significant advances to certain of the joint ventures. Repayment of these advances receives priority distribution from the cash flow of those joint ventures.

THE PARTNERSHIP LEASE

     On August 1, 1995, the Red Lion Leased Hotels were leased by the Partnership to Red Lion pursuant to the Partnership Lease. The initial term of the Partnership Lease is 15 years, subject to earlier termination by the Partnership upon the occurrence of one or more Events of Default (as defined in the Partnership Lease). In addition, Red Lion has the option to extend the Partnership Lease on a hotel-by-hotel basis for five additional five year periods on the same terms. The Partnership's ownership interest in the Red Lion Leased Hotels is subject to the Partnership Lease.

     Rental payments under the Partnership Lease consist of base rent (the "Base Rent"), payable quarterly, and additional rent (the "Additional Rent"), payable annually, based on growth in revenues at the Red Lion Leased Hotels. The Base Rent for all of the Red Lion Leased Hotels is $15 million per year. The Additional Rent for the Red Lion Leased Hotels will be equal to 7.5% of the amount, if any, by which the aggregate Operating Revenues (as defined in the Partnership Lease) for all of the Red Lion Leased Hotels under the Partnership Lease for the given year exceeds the aggregate Operating Revenues at all such Red Lion Leased Hotels for the twelve month period commencing October 1, 1995. This long-term arrangement allows Red Lion to retain all of the benefit from any increase in operating income from these properties during the term of the Partnership Lease, subject to the payment of Additional Rent.

     The Partnership has retained the right to sell one or more of the Red Lion Leased Hotels to third parties, subject to the terms of the Partnership Lease. Upon any sale of a Red Lion Leased Hotel by the Partnership, the Red Lion Leased Hotel would be leased under a stand alone lease which would be modified to provide, among other things, for a calculation of Additional Rent based on the Gross Revenues (as defined in the Partnership Lease) of that Red Lion Leased Hotel alone.

     The Partnership Lease is a triple net lease which requires Red Lion to maintain the Red Lion Leased Hotels in good condition and repair and in conformity with all applicable legal requirements and to make or cause to be made all items of maintenance, repair, replacement and alteration to the Red Lion Leased Hotels as necessary for such purposes. In addition, Red Lion is required to pay substantially all expenses associated with the operation of the Red Lion Leased Hotels, including all ground lease expense, real estate taxes, insurance, utilities and services. If in any year Red Lion fails to spend at least 3% of the aggregate annual Operating Revenues from all of the Red Lion Leased Hotels under the Partnership Lease on capital expenditures, including without limitation renovations, at one or more of the Red Lion Leased Hotels, it will be required to deposit any shortfall into a reserve account. Any fixtures, furniture or equipment installed and used in the Red Lion Leased Hotels that are replaced during the term of the Partnership Lease will become the property of Red Lion, subject to a security interest therein granted to the Partnership. At the end of the Partnership Lease, the Partnership will have the option to purchase any such fixtures, furniture or equipment from Red Lion at their then fair market value.

     The Partnership Lease provides that each of the following constitutes an Event of Default: (i) failure to pay any monetary obligation, including Base Rent and Additional Rent, subject to certain limited cure periods, (ii) failure by Red Lion after notice to comply with any material term, covenant or condition of the Partnership Lease, (iii) certain events of bankruptcy or insolvency with respect to Red Lion, (iv) the liquidation or dissolution of Red Lion or commencement of proceedings therefor, (v) failure by Red Lion, after notice or passage of time, to vacate or discharge any levy or attachment upon the estate or interest of Red Lion in any Red Lion Leased Hotel, (vi) voluntary cessation by Red Lion of operation of any Red Lion Leased Hotel for a certain period, except as a result of damage, destruction or a partial or complete condemnation,
(vii) default by Red Lion of its obligations under the Red Lion Credit Facility and (viii) an assignment or subletting by Red Lion without obtaining from the Partnership any required consent. In addition, the Partnership's lenders have, pursuant to the terms of its credit facility, certain rights to consent to any changes to the Partnership Lease, and certain rights to consent to assignments or sublettings by Red Lion to third parties of hotels that are subject to the Partnership Lease.

     Red Lion has indemnified the Partnership and its affiliates for any matter arising by reason of or in connection with the leasing, use, non-use, occupancy, management or operation of each of the Red Lion Leased Hotels prior to or during the term of the Partnership Lease, including violations of Environmental Laws, discharges, disposals or releases of Hazardous Materials, presence of Hazardous Materials, including any which are the result of off-site migration onto the Red Lion Leased Hotels, and certain exposures to Hazardous Materials (as such terms are defined in the Partnership Lease) which exist at or are released from any of the Red Lion Leased Hotels prior to or during the term of the Partnership Lease. Such indemnities will survive the termination of the Partnership Lease. Pursuant to the Partnership Services Agreement, Doubletree has agreed to guaranty Red Lion's indemnity obligations to the Partnership following the Effective Time. See "The Merger and the Financing Plan -- The Merger -- Interests of Certain Persons in the Merger."

     While Red Lion believes the terms of the Partnership Lease are fair to both parties, such terms were not negotiated on an arms-length basis.

COMPETITION

     Red Lion competes in the upscale and mid-priced sectors of the hospitality market, depending on the communities in which its hotels are located. In each locality there are other limited and full service establishments that compete with Red Lion's hotels. Red Lion's food and beverage operations also compete with local free standing restaurants and lounges. There is no single competitor or small number of competitors of Red Lion that is or are dominant in Red Lion's markets. However, some of Red Lion's competitors have a larger network of locations and greater financial resources than Red Lion. Competition in the United States lodging industry is based generally on convenience of location, price, range of services and guest amenities offered and quality of customer service and overall product. Red Lion considers the location of its hotels and the services and guest amenities provided by it to be among the most important factors in its business. The present sites of Red Lion's hotels were chosen for their convenient access to airports, major traffic arteries, commercial centers and tourist destinations.

ENVIRONMENTAL MATTERS

     Most of Red Lion's properties have been subject to Phase I environmental assessments (which generally provide a physical inspection and database search but not soil or groundwater analyses). Most of Red Lion's properties have also been inspected to determine the presence of asbestos. While asbestos-containing materials are present in certain of Red Lion's properties, Red Lion believes that these materials have been adequately contained. Red Lion has developed and implemented an operations and maintenance program that establishes operating procedures with respect to asbestos-containing materials at such properties.

     Red Lion operates a service station located in Vancouver, Washington. In addition, some of the Red Lion properties are on, adjacent to or near properties that have contained in the past or currently contain underground storage tanks and/or above-ground storage tanks used to store petroleum products or other hazardous or toxic substances. Several of the Red Lion properties have been contaminated with petroleum products. Monitoring wells have been installed at some of these sites. In addition, certain of the Red Lion properties are on, adjacent to or near properties upon which others have engaged or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances into the soil or groundwater. One of Red Lion's hotels is located on property that was used as a landfill. The state agency responsible for oversight of potentially contaminated properties has determined the leachate from the landfill has contaminated groundwater, and the state agency has placed the landfill on the list of sites where a release of hazardous substances has been confirmed. Although the state agency has not placed the landfill on the list of sites requiring investigation or remediation, there can be no assurance that Red Lion will not be required in the future to investigate or remediate any contamination resulting from the landfill. There can be no assurance that there are no environmental liabilities or claims of which Red Lion is unaware or that the current condition of the Red Lion properties, including the service station, has not been or will not be affected by the historical or current uses of such properties or the activities in the vicinity of the Red Lion properties.

     Pursuant to the Partnership Lease, Red Lion has indemnified the Partnership and its affiliates for any matter arising by reason of or in connection with the leasing, use, non-use, occupancy, management or operation of each of the Red Lion Leased Hotels prior to or during the term of the Partnership Lease, including violations of Environmental Laws, discharges, disposal or releases of Hazardous Materials, presence of Hazardous Materials, including any which are the result of off-site migration onto the Red Lion Leased Hotels, and certain exposures to Hazardous Materials (as such terms are defined in the Partnership Lease) which exist at or are released from any of the Red Lion Leased Hotels prior to or during the term of the Partnership Lease. Such indemnities will survive the termination of the Partnership Lease. See "-- The Partnership Lease." In addition, Red Lion has indemnified the Partnership and its affiliates from and against any and all liabilities, costs, losses and damages (including without limitation interest, penalties and costs of mitigation) incurred in connection with any environmental laws arising out of any event or condition relating to the assets, liabilities and businesses contributed to Red Lion. Pursuant to the Partnership Services Agreement, Doubletree has agreed to guaranty Red Lion's indemnity obligation to the Partnership following the Effective Time. See "The Merger and the Financing Plan -- The
Merger -- Interests of Certain Persons in the Merger."

EMPLOYEES

     As of June 30, 1996, Red Lion employed 11,600 persons, of whom approximately 90% were nonmanagement employees. Approximately 416 of these employees work at the corporate headquarters. Red Lion has a career development program managed by its Human Resources division through which Red Lion's approximately 1,225 property level management staff receive training to enhance opportunities for promotion within the Red Lion organization.

     Employees at two of Red Lion's hotels currently are represented by a labor union. Red Lion's management believes its ongoing labor relations are good.

TRADEMARKS AND SERVICE MARKS

     Red Lion, Red Lion Inn and Red Lion Hotel are each registered trademarks of Red Lion. Red Lion monitors use of similar names and takes appropriate action when possible infringements occur.

     In connection with the sale of Red Lion in 1985, Red Lion licensed the use of the Red Lion trademark and central reservations system to one of the founders of Red Lion for the operation of certain Red Lion hotels in Nevada. Under the terms of the current license agreement, Red Lion licenses its name and central reservation system for two hotels in Nevada and a hotel in Wyoming (which are not included in the 56 hotels Red Lion operates) for which Red Lion receives an annual license fee of $25,000 per hotel. The license agreement terminates with respect to the hotel in Wyoming at such time as Red Lion opens a hotel in the Jackson Hole area of Wyoming and otherwise expires with respect to all of these hotels, two years after the earlier of the death of the founder or transfer of the founder's interests in the hotels.

     Red Lion knows of approximately nine lodging and food service establishments located in the United States that use "Red Lion" in their names (some of which may have used the name before the Red Lion chain was established), but which have no existing or historical relationship with Red Lion.

LEGAL PROCEEDINGS

     Red Lion is involved in various lawsuits arising in the normal course of business. Red Lion believes that the ultimate outcome of these lawsuits will not have a material adverse effect on Red Lion.

GOVERNMENT REGULATION

     The hotel industry in general, including Red Lion, is subject to numerous federal, state and local government regulations. See "Risk Factors -- Government Regulations."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the persons who are expected to serve as directors and executive officers of Doubletree following the Merger. The Partnership will designate two persons to be nominated and elected to the Board of Directors of Doubletree effective upon consummation of the Merger. The Partnership has designated as its Board members Michael W. Michelson and Edward A. Gilhuly, each of whom is currently a director of Red Lion.

          NAME              AGE                          POSITION
-------------------------   ---     --------------------------------------------------
Richard J. Ferris........   60      Co-Chairman of the Board
Peter V. Ueberroth.......   59      Co-Chairman of the Board
William R. Fatt..........   45      Director
Dale F. Frey.............   64      Director
Ronald K. Gamey..........   51      Director
Edward A. Gilhuly........   37      Director
Norman B. Leventhal......   79      Director
Michael W. Michelson.....   45      Director
John H. Myers............   51      Director
Richard M. Kelleher......   47      President and Chief Executive Officer of DHC and
                                      Director of Doubletree
James P. Evans...........   49      Executive Vice President of Operations of DHC
William L. Perocchi......   39      Executive Vice President, Chief Financial Officer
                                    and Treasurer of Doubletree and DHC
Stephen D. Pletcher......   52      Senior Vice President of DHC
Margaret Ann Rhoades.....   51      Executive Vice President of Human Resources of DHC
David L. Stivers.........   35      Senior Vice President, General Counsel and
                                    Secretary of Doubletree and DHC and Senior Vice
                                      President of New Business of DHC
Thomas W. Storey.........   40      Executive Vice President of Sales and Marketing of
                                    DHC
Raymond Terry............   47      President of RFS Management

     Richard J. Ferris, 60, has served as Co-Chairman of the Board of Doubletree and Doubletree Partners since December 1993. From June 1992 to December 1993, Mr. Ferris served as Co-Chairman of GQHP. From June 1987 to June 1992, Mr. Ferris was a private investor. Mr. Ferris is the former Chairman and Chief Executive Officer of UAL Corporation, a position he held from April 1976 to June 1987. Mr. Ferris serves as a director of The Procter & Gamble Company, Amoco Corporation, Evanston Hospital Corporation and the PGA Tour Policy Board.

     Peter V. Ueberroth, 59, has served as Co-Chairman of the Board of Doubletree and Doubletree Partners since December 1993. From June 1992 to December 1993, Mr. Ueberroth served as Co-Chairman of GQHP. From April 1989 to the present, Mr. Ueberroth has been Managing Director and a principal of The Contrarian Group, a business management company. From March 1984 to March 1989, Mr. Ueberroth served as the sixth Commissioner of Major League Baseball. Mr. Ueberroth serves as a director of Ambassadors International Inc., CB Commercial, The Coca Cola Company and Transamerica Corporation.

     William R. Fatt, 45, has served as a director of Doubletree and Doubletree Partners since December 1993. Mr. Fatt is Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, a position he has held since January 1994. From August 1990 to January 1994, Mr. Fatt was Vice President, Finance and Accounting and Chief Financial Officer of Canadian Pacific Limited. From August 1988 to August 1990, Mr. Fatt was its Vice President and Treasurer. Mr. Fatt serves as a director of Canada Maritime Limited, Canadian Pacific Hotels & Resorts Inc., Pan Canadian Petroleum Limited and various direct and indirect subsidiaries of Canadian Pacific Limited.

     Dale F. Frey, 64, has served as a director of Doubletree and Doubletree Partners since December 1993. From July 1992 to December 1993, Mr. Frey served as a director of GQHP. Mr. Frey is President, Chief Executive Officer and Chairman of the Board of Directors of GEIM, a position he has held since February 1988. Mr. Frey is also President, Chief Executive Officer and Chairman of General Electric Investment Corporation, a position he has held since July 1984. Mr. Frey is also Vice President of General Electric Company, a position he has held since June 1980. Mr. Frey serves as a Trustee of GEPT. Mr. Frey also serves on the Board of Directors of GE Financial Services, Inc., GE Capital Corporation, USF&G Corporation, Praxair, Inc. and the Damon Runyon-Walter Winchell Cancer Research Fund and is a Trustee of Franklin and Marshall College.

     Ronald K. Gamey, 51, has served as a director of Doubletree and Doubletree Partners since December 1993. Mr. Gamey is Executive Vice President of Canadian Pacific Limited, a position he has held since July 1988. Mr. Gamey also serves as a director of Laidlaw Inc., Canada Maritime Limited, Canadian Pacific Hotels & Resorts, Inc. and various direct and indirect subsidiaries of Canadian Pacific Limited.

     Edward A. Gilhuly, 37, has been a director of Red Lion since March 1994. Mr. Gilhuly has been a General Partner or an executive with KKR for more than five years. Mr. Gilhuly is also a director of Layne-Christensen Company; Owens-Illinois, Inc.; Owens-Illinois Group, Inc.; Red Lion Properties, Inc.; Merit Behavioral Care Corporation; and Union Texas Petroleum Holdings, Inc. Mr. Gilhuly will resign from the board of Red Lion Properties, Inc. at the Effective Time.

     Norman B. Leventhal, 79, has served as a director of Doubletree and Doubletree Partners since December 1993. From September 1992 to December 1993, Mr. Leventhal served as a director of GQHP. Mr. Leventhal is Chairman of The Beacon Companies, a position he has held for more than ten years. Mr. Leventhal co-founded The Beacon Companies, a major real estate developer, in 1946. Mr. Leventhal serves as a director of Beacon Properties Corporation. Mr. Leventhal is a Life Member Emeritus of The Corporation of The Massachusetts Institute of Technology and a director of The Picower Institute for Medical Research and has numerous community and civic involvements.

     Michael W. Michelson, 45, has been a director of Red Lion since March 1994. Mr. Michelson has been a General Partner of KKR and KKR Associates for more than five years. Mr. Michelson is also a director of AutoZone, Inc.; Fred Meyer, Inc.; Owens-Illinois, Inc.; Owens-Illinois Group, Inc.; Red Lion Properties, Inc.; and Union Texas Petroleum Holdings, Inc. Mr. Michelson will resign from the board of Red Lion Properties, Inc. at the Effective Time.

     John H. Myers, 51, has served as a director of Doubletree and Doubletree Partners since December 1993. From July 1992 to December 1993, Mr. Myers served as a director of GQHP. Mr. Myers is a director and Executive Vice President of GEIM, a position he has held since February 1988. Mr. Myers is also director and Executive Vice President of General Electric Investment Corporation, a position he has held since June 1986. Mr. Myers is a Trustee of GEPT and Wagner College and also serves on the Board of Directors of Hispaland, S.A., the Butler Capital Advisory Board and Grimes Aerospace Company.

     Richard M. Kelleher, 47, has served as President and Chief Executive Officer of DHC since December 1993 and as a director of Doubletree since July 28, 1995. From April 1993 to December 1993, Mr. Kelleher served as Chief Executive Officer and President of GQHP. From December 1989 to April 1993, Mr. Kelleher was President of Guest Quarters Suite Hotels. In 1983, Mr. Kelleher co-founded Beacon Hotel Corporation, which merged with GQHP in 1986.

     James P. Evans, 49, has served as Executive Vice President of Operations of DHC since February 1996. From May 1993 through February 1996, Mr. Evans served as the Senior Vice President Sales and Marketing with Hyatt Hotels Corporation. From December 1987 through May 1993, Mr. Evans served as Senior Vice President Sales with Hyatt Hotels Corporation. From May 1975 through December 1987, Mr. Evans served in a variety of management positions with Hyatt Hotels Corporation. From January 1972 through May 1975, Mr. Evans served in a variety of sales and marketing management positions with ITT Sheraton Corporation.

     William L. Perocchi, 39, has served as Executive Vice President, Chief Financial Officer and Treasurer of Doubletree since its formation and DHC since December 1993. From August 1992 to December 1993,

Mr. Perocchi served as the Executive Vice President and Chief Financial Officer of GQHP. From June 1989 to July 1992, Mr. Perocchi served as the Vice President, Finance for AMETEK Aerospace Products, Inc. From June 1979 to June 1989, Mr. Perocchi served in various financial management capacities with The General Electric Company.

     Stephen D. Pletcher, 52, has served as Senior Vice President of Technical Services and Project Management of DHC since December 1993. From January 1988 to December 1993, Mr. Pletcher served as Senior Vice President, Owner Relations, Guest Quarters Suite Hotels.

     Margaret Ann Rhoades, 51, has served as Executive Vice President of Human Resources of DHC since February 1996. From January 1995 to February 1996, Ms. Rhoades served as the Senior Vice President of Human Resources of DHC. From July 1989 through January 1995, Ms. Rhoades served as the Vice President, People Department with Southwest Airlines. From March 1984 through June 1989, Ms. Rhoades served as the Senior Vice President, Human Resources, Dallas Region for Bank One.

     David L. Stivers, 35, has served as Senior Vice President New Business of DHC since January 1, 1996. Since October 1994 Mr. Stivers has served as Senior Vice President, General Counsel and Secretary of Doubletree and DHC. From May 1988 to October 1994, Mr. Stivers was a corporate lawyer with the law firm of Latham & Watkins.

     Thomas W. Storey, 40, has served as Executive Vice President of Sales and Marketing of DHC since August 1994. From August 1989 to July 1994, Mr. Storey served as Executive Vice President of Sales and Marketing of Radisson Hotels International. From August 1986 to August 1989, Mr. Storey served in a variety of senior management positions with Marriott Hotels Corporation.

     Raymond Terry, 47, has served as President of RFS Management since June 1994. From September 1991 to June 1994, Mr. Terry served as Vice President of Operations with RFS Management. From December 1984 to September 1991, Mr. Terry served as Vice President of Operations of Dominion Hospitality Management, Inc.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                          AND MANAGEMENT OF DOUBLETREE

     The following table sets forth certain information regarding beneficial ownership of Doubletree Common Stock at August 15, 1996 and as adjusted to reflect the Merger and the Financing Plan, including the sale of shares of Common Stock in the Offering, by (i) each person who is known by Doubletree to own beneficially more than five percent of Doubletree's Common Stock, (ii) each of Doubletree's current directors and nominees, (iii) each of Doubletree's named executive officers and (iv) all current Doubletree executive officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                                            SHARES OF DOUBLETREE COMMON STOCK
                                                                  BENEFICIALLY OWNED(1)
                                                     -----------------------------------------------
                                                       BEFORE THE MERGER
                                                       AND THE FINANCING       AFTER THE MERGER AND
                                                             PLAN              THE FINANCING PLAN(2)
                                                     ---------------------     ---------------------
       NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER      PERCENT       NUMBER      PERCENT
---------------------------------------------------  ----------    -------     ----------    -------
GE Investment Management Incorporated(3)...........   6,060,981      26.2%      6,060,981      15.9%
Trustees of General Electric Pension Trust(4)......     137,134         *       2,826,620       7.3%
                                                     ----------    -------     ----------    -------
  Total GEI Entities...............................   6,198,115      26.8%      8,887,601      23.2%
  3003 Summer Street
  P.O. Box 7900
  Stamford, Connecticut 06905
Red Lion, a California Limited Partnership(5)......          --        --       4,499,970      11.8%
  4001 Main Street
  Vancouver, Washington 98663
Putnam Investments, Inc.(6)........................   2,446,674      10.6%      2,446,674       6.4%
  One Post Office Square
  Boston, MA 02109
Ridge Partners, L.P.(7)............................   1,532,432       6.6%      1,532,432       4.0%
  1436 Ridge Road
  Northbrook, Illinois 60062
RCM Capital Management(8)..........................   1,315,500       5.7%      1,315,500       3.5%
  Four Embarcadero Center
  San Francisco, CA 94111
Richard J. Ferris(7)(10)(11).......................   1,537,432       6.7%      1,537,432       4.0%
Peter V. Ueberroth(9)(10)(11)......................   1,085,432       4.7%      1,085,432       2.9%
William R. Fatt(10)(11)............................       5,000         *           5,000         *
Dale F. Frey(10)(12)...............................          --        --              --        --
Ronald K. Gamey(10)(11)............................       5,000         *           5,000         *
Norman B. Leventhal(10)(11)(13)....................      15,000         *          15,000         *
John H. Myers(10)(12)..............................          --        --              --        --
Richard M. Kelleher(10)(11)........................     106,347         *         106,347         *
William L. Perocchi(10)(14)........................      60,674         *          60,674         *
James P. Evans(10).................................          --        --              --        --
Stephen D. Pletcher(10)(14)........................      12,500         *          12,500         *
Margaret Ann Rhoades(10)(14).......................      13,500         *          13,500         *
David L. Stivers(10)(14)...........................      12,500         *          12,500         *
Thomas W. Storey(10)(14)...........................      45,000         *          45,000         *
Raymond Terry(10)..................................      19,748         *          19,748         *
Edward A. Gilhuly..................................          --        --              --        --
Michael W. Michelson(5)............................          --        --              --        --
All current directors and executive officers as a
  group (17 persons)(15)...........................   2,918,133      12.5%      2,918,133       7.6%


---------------
  *  Less than 1%.

 (1) Beneficial ownership as of August 15, 1996 includes shares subject to options which are exercisable within 60 days after such date. All expressions of percent of class held assume that the options of the particular person or group in question, and no others, have been exercised after such date.

 (2) The number of shares of Doubletree Common Stock and percentages reflected in this column are based on (i) the assumption that the Financing Plan is effectuated and (ii) the assumptions set forth in the first paragraph of "Prospectus Summary."

 (3) Based on Schedule 13G filed jointly by GEHOP, GEIM, General Electric Company ("GE") and GEPT. Shares indicated as beneficially owned by GEIM include 6,049,226 shares owned of record by GEHOP and 1,755 shares owned of record by GEIM. GEIM is a wholly-owned subsidiary of GE, and thus GE may be deemed to be the beneficial owner of such 1,755 shares owned by GEIM. Shares indicated as beneficially owned by GEIM exclude 137,134 shares owned beneficially and of record by GEPT and, giving effect to the Merger and the Financing Plan (assuming the exercise of the Warrants), 2,826,620 shares to be owned of record and beneficially by GEPT and/or an affiliate thereof. GEHOP, GEIM and GEPT each disclaim beneficial ownership of the shares owned by the others, and GE disclaims beneficial ownership of the shares owned by GEHOP and GEPT. Also includes 10,000 shares reserved for issuance upon exercise of the vested portion of an outstanding option to purchase 20,000 shares granted to GEHOP, which is exercisable within 60 days after August 15, 1996. Each of Messrs. Frey and Myers disclaim beneficial ownership of such shares.

 (4) Based on shares to be beneficially owned by GEPT, after giving effect to the Merger and the Financing Plan and assuming the exercise of the Warrants. Each of Messrs. Frey and Myers disclaim beneficial ownership of all such shares. GEPT disclaims beneficial ownership of all shares owned by GE, GEIM and GEHOP.

 (5) RLA will have sole voting and investment power with respect to the shares of Doubletree Common Stock to be owned of record by the Partnership. RLA has a 1% general partnership interest in the Partnership. George Roberts is the President and a director of RLA. The stockholders of RLA are general and limited partners of KKR Associates (Delaware). KKR Associates (Delaware) is a limited partner of the Partnership. Mr. Michelson, who will be appointed to the Board of Directors of Doubletree following the Merger, and Mr. Roberts are general partners of KKR Associates (Delaware). Mr. Michelson and Mr. Roberts will disclaim beneficial ownership of any shares of Doubletree Common Stock held by the Partnership.

 (6) Based on Schedule 13G filed jointly by Putnam Investments, Inc. ("Putnam"), Marsh & McClennan Companies, Inc. ("MMC"), Putnam Investment Management, Inc. ("PIM") and The Putnam Advisory Company, Inc. ("TPAC"). Shares indicated as beneficially owned by Putnam include 1,190,516 and 165,900 shares owned of record by PIM and TPAC, respectively, both wholly-owned subsidiaries of Putnam. Putnam is a wholly-owned subsidiary of MMC, and MMC may be deemed to beneficially own such shares. Putnam and MMC disclaim beneficial ownership of such shares. Putnam, PIM and TPAC have shared dispositive power with respect to the shares, and Putnam and TPAC have shared voting power with respect to 105,400 shares owned of record by TPAC. Neither Putnam, PIM nor TPAC have any voting power with respect to the remainder of the shares.

 (7) Based on Schedule 13D filed by Ridge Partners, L.P. ("Ridge"), Kelrick, Inc. ("Kelrick") and Richard J. Ferris. Ridge is a limited partnership whose sole general partner is Kelrick. Ridge is the record owner of the shares. Kelrick has sole voting and dispositive power with respect to such shares. Mr. Ferris is the President and holder of 51% of the shares of Doubletree Common Stock of Kelrick and may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Doubletree Common Stock owned by Ridge. Mr. Ferris disclaims beneficial ownership of the shares owned by Ridge, except to the extent of his ownership of Kelrick.

 (8) Based on Schedule 13G filed jointly by RCM Capital Management ("RCM Capital"), RCM Limited L.P. ("RCM Limited") and RCM General Corporation ("RCM General"). RCM Capital is the beneficial owner of these shares. RCM Limited is the general partner of RCM Capital and has beneficial ownership of these shares only to the extent that RCM Limited may be deemed to have beneficial ownership of securities managed by RCM Capital. RCM General is the general partner of RCM Limited and has beneficial ownership of these shares only to the extent that RCM General may be deemed to have beneficial ownership of securities managed by RCM Capital.

 (9) Based on Schedule 13D filed by Peter V. and Virginia M. Ueberroth, as cotrustees of The Ueberroth Family Trust (the "1986 Trust"), Alice J. Saviez, as trustee of the Ueberroth Investment Trust (the "1994 Trust") and Peter V. Ueberroth (collectively, the 1986 Trust and the 1994 Trust may be referred to herein as the "Ueberroth Trusts"). Includes 919,459 shares of Doubletree Common Stock beneficially owned by Peter V. and Virginia M. Ueberroth as co-trustees of the 1986 Trust, who have shared voting and shares dispositive power with respect to such shares. Also includes 160,973 shares of Doubletree Common Stock beneficially owned by Alice J. Saviez as trustee of the 1994 Trust (who has sole voting and dispositive power with respect to such shares). Mr. Ueberroth may be deemed to have an interest in the 1,080,432 shares of Doubletree Common Stock as a trustee and beneficiary of the 1986 Trust and as a family member of the beneficiaries of the 1994 Trust. Mr. Ueberroth disclaims beneficial ownership of such shares.

(10) The address of Messrs. Ferris, Ueberroth, Fatt, Frey, Gamey, Leventhal, Myers, Kelleher, Evans, Perocchi, Pletcher, Stivers, Storey, Terry and Ms. Rhoades is c/o Doubletree Corporation, 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

(11) Includes 5,000 shares reserved for issuance upon exercise of outstanding options owned by Messrs. Ferris, Ueberroth, Fatt, Gamey and Leventhal and 75,000 shares reserved for issuance upon exercise of outstanding options owned by Mr. Kelleher.

(12) Excludes 6,049,226 shares owned of record by GEHOP, 1,755 shares owned of record by GEIM, which is GEHOP's sole general partner and a direct wholly-owned subsidiary of GE, and 137,134 shares owned of record by GEPT. Each of Messrs. Frey and Myers are executive officers and directors of GEIM and Trustees of GEPT, and Mr. Frey is an executive officer of GE. Messrs. Frey and Myers have voting and investment power with respect to such shares and, therefore, may be deemed to be beneficial owners of such shares. Also excludes 10,000 shares reserved for issuance upon exercise of the vested portion of an outstanding option to purchase 20,000 shares granted to GEHOP, which is exercisable within 60 days of August 15, 1996. Also excludes 2,826,620 shares to be owned of record and beneficially by GEPT after giving effect to the Merger and the Financing Plan (assuming the exercise of the Warrants). Each of Messrs. Frey and Myers disclaim beneficial ownership of all such shares.

(13) Includes 10,000 shares beneficially owned by Muriel Leventhal, Mr. Leventhal's wife. Mr. Leventhal disclaims beneficial ownership of such shares.

(14) Messrs. Evans, Perocchi, Pletcher, Stivers, Storey, Terry and Ms. Rhoades are executive officers of Doubletree but are not directors. Includes 45,000, 12,500, 12,500, 45,000 and 12,500 shares reserved for issuance upon the exercise of outstanding options held by Messrs. Perocchi, Pletcher, Stivers, Storey and Ms. Rhoades, respectively, exercisable within 60 days of August 15, 1996.

(15) Includes shares of Doubletree Common Stock held by Ridge, Peter V. and Virginia M. Ueberroth, as co-trustees of the 1986 Trust, and Alice J. Saviez, as trustee of the 1994 Trust (see footnotes 7 and 9 above).

                   DESCRIPTION OF CAPITAL STOCK OF DOUBLETREE

     The following description of Doubletree's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of Doubletree's Certificate of Incorporation (the "Doubletree Certificate") and the bylaws of Doubletree (the "Doubletree Bylaws"), copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.


     The authorized capital stock of Doubletree consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Doubletree Preferred Stock"). After giving effect to the consummation of the Merger and the Financing Plan, 38,059,076 shares of Doubletree Common Stock are expected to be issued and outstanding, and no shares of Doubletree Preferred Stock will be issued or outstanding.


COMMON STOCK

     Holders of the Doubletree Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Doubletree Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of the Doubletree Common Stock are entitled to receive such dividends as may be declared from time to time by the Doubletree Board of Directors out of funds legally available therefor, subject to the terms of Doubletree's credit agreements restricting payment of dividends. Doubletree does not anticipate paying cash dividends in the foreseeable future. See "Dividends." In the event of the liquidation, dissolution or winding up of Doubletree, the holders of Doubletree Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

     Holders of Doubletree Common Stock have no preemptive, conversion or redemption rights and are not subject to further calls or assessments by Doubletree. All of the outstanding shares of Doubletree Common Stock are, and the shares to be issued by Doubletree in connection with the Merger will be, validly issued, fully paid and nonassessable.

     The Transfer Agent and Registrar for the Doubletree Common Stock is Harris Trust Company of California.

PREFERRED STOCK

     Doubletree's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Doubletree Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Doubletree Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Doubletree Common Stock. The rights of the holders of Doubletree Common Stock will be subject to and may be adversely affected by the rights of the holders of any Doubletree Preferred Stock that may be issued in the future. Issuance of a new series of Doubletree Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching Doubletree's Board of Directors and making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of Doubletree. Doubletree has no present plans to issue any series of Doubletree Preferred Stock.

REGISTRATION RIGHTS

     In connection with the Doubletree Combination Transaction, certain of Doubletree's original stockholders entered into a registration rights agreement, as amended (the "1993 Registration Rights Agreement"), which gives each of such stockholders certain "piggyback" registration rights with respect to the registration under the Securities Act of the shares of Doubletree Common Stock issued to them in the Doubletree Reorganization, including rights to include such shares in any registration under the Securities Act effected for the benefit of Doubletree or at the request of another holder of Doubletree Common Stock. In addition,

GEHOP and Metropolitan (two of such original stockholders) have demand registration rights pursuant to which they may require Doubletree to register under the Securities Act the shares of Doubletree Common Stock issued to them in the Doubletree Reorganization. According to the terms of the 1993 Registration Rights Agreement, Doubletree is required to effect two such demand registrations for GEHOP and one such demand registration for Metropolitan. Upon the exercise of a demand registration right by Metropolitan, Doubletree may, at its option and in lieu of effecting such registration, purchase from Metropolitan the shares required to be registered as a result of such exercise. The 1994 Trust sold 240,000 shares of Doubletree Common Stock pursuant to the exercise of its "piggyback" registration rights in Doubletree's public offering completed in June 1995 and 212,000 shares of Doubletree Common Stock pursuant to its "piggyback" registration rights in Doubletree's public offering completed in May 1996.

     In connection with the RFS Acquisition, pursuant to an amendment to the 1993 Registration Rights Agreement, the RFS Stockholders were granted demand registration rights pursuant to which, on two occasions, they may require Doubletree to register the RFS Acquisition Shares under the Securities Act. The RFS Stockholders sold 1,508,422 shares of Doubletree Common Stock pursuant to the exercise of one of their demand registration rights in connection with Doubletree's public offering completed in May 1996. The second registration demand can occur no earlier than February 27, 1997 and may include the balance of the RFS Acquisition Shares.

     The RFS Stockholders also have "piggyback" registration rights with respect to any registration under the Securities Act effected for the benefit of Doubletree or at the request of another holder of Doubletree Common Stock, and in certain limited circumstances, the right to require Doubletree to file and maintain a shelf registration statement. For a further description of the RFS Acquisition, see "Business of Doubletree -- The RFS Acquisition."

     Pursuant to the Merger Agreement, at the Effective Time, the 1993 Registration Rights Agreement will be amended to grant to the Partnership four demand and unlimited "piggyback" registration rights with respect to the shares of Doubletree Common Stock to be issued to the Partnership pursuant to the Merger. In addition, the amendment will provide that the shares of Doubletree Common Stock to be issued to GEPT or an affiliate thereof as part of the Financing Plan, including any shares that are issued upon the exercise of the Warrants, will be covered by GEHOP's demand and "piggyback" registration rights.

     Doubletree is not required to file a registration statement upon exercise of any of the above-described demand registration rights within 90 days following any underwritten public offering of Doubletree Common Stock or securities convertible into or exchangeable for Doubletree Common Stock. All expenses of any such registration relating to the subject shares are to be borne by Doubletree.

CERTAIN PROVISIONS OF DELAWARE LAW

     Doubletree is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

     The Doubletree Certificate provides that to the fullest extent permitted by the DGCL, a director of Doubletree shall not be liable to Doubletree or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to Doubletree or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of such provision in the Doubletree Certificate is to eliminate the rights of Doubletree and its stockholders (through stockholders' derivative suits on behalf of Doubletree) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of Doubletree or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Doubletree Certificate provides that Doubletree shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     Doubletree has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of Doubletree pursuant to which Doubletree has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of Doubletree or any other corporation of which he or she is a director or officer at the request of Doubletree to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Board of Directors or the stockholders of Doubletree may in the future wish to limit or repeal the ability of Doubletree to provide indemnification as set forth in the Doubletree Certificate, such repeal or limitation may not be effective as to directors and officers who are currently parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of Doubletree.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following discussion sets forth certain United States Federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for United States Federal income and estate tax purposes, of the United States, (ii) a corporation or partnership (or any entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or
(iii) an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States Federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, the United States tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level). Accordingly, prospective investors are urged to consult their tax advisors regarding the application of United States Federal income and estate tax laws to their particular situations as well as any tax consequences to them arising under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     It is not currently contemplated that Doubletree will pay dividends on Common Stock in the foreseeable future. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment (if a tax treaty applies) and so treated as effectively connected income will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the "payor," as defined for United States Federal income tax purposes, of the dividend) and will generally be subject to United States Federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the 30% branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). The branch profits tax may not apply, or may apply at a reduced rate, if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

     To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or specific United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. Under current regulations, Doubletree must report annually to the Internal Revenue Service ("IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Under the provisions of a specific treaty or agreement, copies of these reports may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States Federal income tax on any gain realized upon the disposition of such holder's shares of Doubletree Common Stock unless (i) subject to the exception discussed below, Doubletree is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period (the "Required Holding Period");

(ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is an individual who holds the shares of Doubletree Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for United States Federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign tax equal to at least 10%), or (b) the gain from the disposition is attributable to an office or fixed place of business maintained by such Non-U.S. Holder in the United States; or (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

     A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. It is unclear whether Doubletree currently is a USRPHC and there can be no assurance that Doubletree is not (or will not become, by reason of the Merger or otherwise) a USRPHC. However, even if Doubletree is or becomes a USRPHC, a Non-U.S. Holder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of Doubletree Common Stock by reason of Doubletree's USRPHC status so long as the Doubletree Common Stock is regularly traded on an established securities market as defined for purposes of Code section 897(c) ("regularly traded") during the calendar year in which such sale or disposition occurs provided that such holder does not own and has not owned, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Doubletree Common Stock outstanding at any time during the Required Holding Period. Doubletree believes that the Doubletree Common Stock will be treated as regularly traded.

     If Doubletree is or has been a USRPHC within the Required Holding Period, and if a non-U.S. holder owns or owned in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Doubletree Common Stock will be subject to U.S. Federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Doubletree Common Stock. In addition, if Doubletree is or has been a USRPHC during the Required Holding Period and the Doubletree Common Stock were not treated as regularly traded, a Non-U.S. Holder (without regard to its ownership percentage) would be subject to withholding at a rate of 10% of the amount realized on a sale or other disposition of Doubletree Common Stock and would be subject to further FIRPTA tax if such tax exceeded the amount withheld. Any amount withheld would be creditable against such Non-U.S. Holder's U.S. Federal income tax liability. Non-U.S. holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

ESTATE TAX

     Shares of Doubletree Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in such individual's gross estate for United States Federal estate tax purposes (unless an applicable tax treaty provides otherwise) and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current United States Federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements apply to payments of dividends. Backup withholding tax and information reporting requirements will generally not apply to dividends paid on Doubletree Common Stock to Non-U.S. Holders to which the Company is required to withhold at a 30% rate or, if applicable, a lower treaty rate, as described under "-- Dividends."

     The payment of the proceeds from the disposition of shares of Doubletree Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder or beneficial owner certifies, under penalties of perjury, among other things, as to its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Doubletree Common Stock to or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Doubletree Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States Federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

     A Non-U.S. Holder generally may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS.

PROPOSED REGULATIONS

     On April 22, 1996, the IRS issued proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify reliance standards. The proposed regulations would, among other things, eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country and would impose certain certification and documentation requirements (which, in some cases, could be satisfied by the provision of a certificate of residence issued by a competent authority of the relevant treaty country) on Non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty. These regulations generally are proposed to be effective with respect to payments made after December 31, 1997, although in certain cases they are proposed to be effective only with respect to payments made after December 31, 1999. Proposed regulations are subject to change, however, prior to their adoption in final form. Prospective investors are urged to consult their tax advisors regarding the potential effect on them of the proposed regulations.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), a syndicate of United States Underwriters (the "U.S. Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to them, severally, shares of the Company's Common Stock and the syndicate of International Underwriters (the "International Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below.


                                                                                 NUMBER
                                       NAME                                     OF SHARES
                                       ----                                     ---------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated.......................................  1,266,668
      Montgomery Securities...................................................  1,266,666
      Schroder Wertheim & Co. Incorporated....................................  1,266,666
      A.G. Edwards & Sons, Inc. ..............................................    160,000
      EVEREN Securities, Inc. ................................................     80,000
      Edward D. Jones & Co., L.P. ............................................     80,000
      Legg Mason Wood Walker, Incorporated....................................     80,000
      Ragen MacKenzie Incorporated............................................     80,000
      Raymond James & Associates, Inc. .......................................     80,000
      ScotiaMcLeod Inc. ......................................................     80,000
      Smith Barney Inc. ......................................................    160,000
                                                                                ---------
              Subtotal........................................................  4,600,000
                                                                                ---------
    International Underwriters:
      Morgan Stanley & Co. International Limited..............................    298,334
      Montgomery Securities...................................................    298,333
      J. Henry Schroder & Co. Limited.........................................    298,333
      Commerzbank Aktiengesellschaft..........................................     35,000
      Credit Lyonnais Securities..............................................     35,000
      Daiwa Europe Limited....................................................     35,000
                                                                                ---------
              Subtotal........................................................  1,000,000
                                                                                ---------
                   Total......................................................  5,600,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) being sold by it for the account of any United States or Canadian Person and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International

Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (a) made by it in its capacity as a U.S. Underwriter shall apply only to shares purchased by it in its capacity as a U.S. Underwriter and (b) made by it in its capacity as an International Underwriter shall apply only to shares purchased by it in its capacity as an International Underwriter, and (c) do not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. The foregoing limitations do not apply to stabilization actions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the price to public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.


     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice containing substantially the same statement as is contained in this sentence.



     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and will not, during the period of six months from the date of the Offering, offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue or sale of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.



     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that it has not offered or sold, and agrees not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares of Common Stock acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter further agrees to send to any dealer who purchases from it any of the Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold and will not offer or sell any of such shares, directly or indirectly in Japan or to or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and other relevant laws and regulations of Japan, and that such dealer will send to any other dealer to whom it sells any of such Common Stock a notice containing substantially the same statement as contained in this sentence.



     The Underwriters propose to offer part of the Common Stock directly to the public at the price to public set forth on the cover page hereof and part of the Common Stock to certain dealers at a price which represents a concession not in excess of $1.00 per share below the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain dealers. After the initial public offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.



     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 840,000 additional shares of Common Stock at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.


     The Company, all of the Company's executive officers and Directors and certain other stockholders of the Company, who will own after the Offering in the aggregate approximately 11,805,734 shares of Common Stock (including 471,999 shares which can be acquired through currently exercisable options), have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), they will not (a) offer, pledge, sell contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 180 days (or, in the case of executive officers and Directors of the Company, 90 days) after the date of this Prospectus, other than
(i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) the issuance of any shares of Common Stock in connection with the Merger or the GEPT Equity Investment, and (iii) the issuance by the Company of shares of Common Stock upon the exercise of an option sold or granted, or the grant of options, pursuant to an existing employee benefit plan of the Company and outstanding on the date of this Prospectus or upon exercise of any of the Warrants issued in connection with the Financing Plan.

     In addition, the Partnership (which will own 4,499,970 shares of Common Stock after giving effect to the Merger and the Financing Plan) has agreed with the Company not to offer or sell its shares of Common Stock for a period of 180 days after the Effective Time (except for certain distributions to a limited partner of the Partnership as described in "The Merger and the Financing
Plan -- Interests of Certain Persons in the Merger"). The Company has agreed that, without the prior written consent of Morgan Stanley, it will not waive or release the Partnership from the foregoing 180-day restriction.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, and after the date two business days prior to the Commencement Date (1) such market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     Certain of the Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and other financial services for the Company.

     Morgan Stanley has acted as financial advisor to Doubletree in connection with the Merger, and has rendered an opinion to the Board of Directors of Doubletree that the Merger is fair to Doubletree from a financial point of view. In connection therewith, Doubletree has agreed to pay Morgan Stanley fees of (i) $1.5 million for rendering its fairness opinion (in the event the Merger is consummated) and (ii) $500,000 for other advice in connection with its role as financial advisor. Doubletree has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities under Federal securities laws, and expenses related to Morgan Stanley's role as financial advisor.


     Morgan Stanley Senior Funding, Inc. and Morgan Stanley Group Inc., affiliates of Morgan Stanley, are being paid customary fees and reimbursed expenses by the Company in connection with acting as syndication agent under the New Credit Facility and providing a commitment under the Bridge Loan, respectively.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dewey Ballantine. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, included or incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their reports, which are included herein, and have been given upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Red Lion Hotels, Inc. as of December 31, 1995 and for the ten month period then ended and the consolidated statements of operations, partners' equity, and cash flows of Historical Red Lion for the seven month period ended July 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing elsewhere herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements included in this Prospectus relating to Historical Red Lion and its subsidiaries, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the Financial Statements of Historical Red Lion, which includes an explanatory paragraph with respect to changes in accounting for joint ventures and the accounting method for measuring impairment of hotel properties, effective January 1, 1993, as discussed in Note 1 of those Financial Statements.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is quoted on The Nasdaq Stock Market's National Market, and certain of the reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006. Such materials can also be inspected on the Internet at http://www.sec.gov.

     The Company has filed a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement"), of which this Prospectus is a part, with the Commission under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
DOUBLETREE CORPORATION
  Independent Auditors' Report........................................................   F-2
  Consolidated Balance Sheet at December 31, 1994, December 31, 1995 and June 30, 1996
     (unaudited)......................................................................   F-3
  Consolidated Statements of Operations for the Years Ended December 31, 1993,
     December 31, 1994, December 31, 1995, Six Months Ended June 30, 1995 (unaudited)
     and Six Months Ended June 30, 1996 (unaudited)...................................   F-4
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993,
     December 31, 1994, December 31, 1995, Six Months Ended June 30, 1995 (unaudited)
     and Six Months Ended June 30, 1996 (unaudited)...................................   F-5
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1993, December 31, 1994, and December 31, 1995 and Six Months Ended June 30, 1996
     (unaudited)......................................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
RED LION HOTELS, INC.
  Independent Auditors' Report........................................................  F-24
  Consolidated Balance Sheets at December 31, 1995 and June 30, 1996 (unaudited)......  F-25
  Consolidated Statements of Income for the Ten Months Ended December 31, 1995,
     Four Months Ended June 30, 1995 (unaudited) and Six Months Ended June 30, 1996
     (unaudited)......................................................................  F-26
  Consolidated Statements of Stockholders' Equity for the Ten Months Ended
     December 31, 1995 and Six Months Ended June 30, 1996 (unaudited).................  F-27
  Consolidated Statements of Cash Flows for the Ten Months Ended December 31, 1995,
     Four Months Ended June 30, 1995 (unaudited) and Six Months Ended June 30, 1996
     (unaudited)......................................................................  F-28
  Notes to Consolidated Financial Statements..........................................  F-29
HISTORICAL RED LION
  Independent Auditors' Reports.......................................................  F-43
  Consolidated Balance Sheet at December 31, 1994.....................................  F-45
  Consolidated Statements of Operations for the Years Ended December 31, 1994
     and 1993 and the Seven Months Ended July 31, 1995................................  F-46
  Consolidated Statements of Partners' Equity for the Years Ended December 31, 1994
     and 1993 and the Seven Months Ended July 31, 1995................................  F-47
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994 and
     1993 and the Seven Months Ended July 31, 1995....................................  F-48
  Notes to Consolidated Financial Statements..........................................  F-50

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Doubletree Corporation

     We have audited the consolidated financial statements of Doubletree Corporation and subsidiaries (Company) and of Samantha Hotel Corporation and subsidiaries (Predecessor) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned Company consolidated financial statements present fairly, in all material respects, the financial position of Doubletree Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the Company period, in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the Predecessor period, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

Orange County, California
February 27, 1996

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)



                                                            DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                                1994          1995          1996
                                                             -----------   -----------  ----------
                                                                                        (UNAUDITED)
ASSETS
Cash and cash equivalents..................................   $  23,169     $  32,652     $  46,566
Restricted cash............................................         535            --            --
Accounts receivable, net of allowance for doubtful accounts
  of $393, $295 and $316, respectively.....................      11,887        17,907        20,596
Current portion of notes and other receivables, including
  amounts due from affiliates of $16 in 1994...............          16           390           477
Other......................................................       1,831         2,694         2,944
                                                               --------      --------      --------
     Total current assets..................................      37,438        53,643        70,583
                                                               --------      --------      --------
Notes and other receivables, including amounts due from
  affiliates of $10,674, $10,755 and $15,342,
  respectively.............................................      17,312        24,185        30,949
Investments................................................       2,606         5,070        29,892
Hotel properties, net......................................      11,143        10,572        10,289
Leasehold improvements and office equipment, net...........       2,253         3,968         3,526
Management contracts, net..................................      45,372        49,634        48,275
Goodwill, net..............................................      17,407        15,431        15,228
Deferred costs and other assets............................       1,170           604         3,231
                                                               --------      --------      --------
                                                              $ 134,701     $ 163,107     $ 211,973
                                                               ========      ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses......................   $  22,505     $  25,072     $  25,347
Leases payable.............................................       4,283         6,744        10,122
Accrued interest payable...................................          11            23            15
Current portion of notes payable...........................          65           672            --
Income taxes payable.......................................         124           585         3,774
                                                               --------      --------      --------
     Total current liabilities.............................      26,988        33,096        39,258
                                                               --------      --------      --------
Deferred income taxes......................................      14,680        15,625        18,254
Notes payable..............................................       1,446            --            --
                                                               --------      --------      --------
                                                                 43,114        48,721        57,512
                                                               --------      --------      --------
Commitments and contingencies (Notes 4, 7, 8 and 16)
Stockholders' equity:
  Common stock, $.01 par value.
     Authorized 100,000,000 shares: issued and
     outstanding 21,677,811, 22,099,186 and 23,070,961
     shares at December 31, 1994 and 1995 and June 30,
     1996, respectively....................................         216           221           231
  Additional paid-in capital...............................      93,215       100,462       128,061
  Unrealized gain on marketable equity securities..........          --            22            26
  Unearned employee compensation...........................          --          (211)         (176)
  Retained earnings (accumulated deficit)..................      (1,844)       13,892        26,319
                                                               --------      --------      --------
                                                                 91,587       114,386       154,461
                                                               --------      --------      --------
                                                              $ 134,701     $ 163,107     $ 211,973
                                                               ========      ========      ========

          See accompanying notes to consolidated financial statements.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,             JUNE 30,
                                               ---------------------------------   ------------------
                                               PREDECESSOR   COMPANY    COMPANY    COMPANY   COMPANY
                                                  1993         1994       1995      1995       1996
                                               -----------   --------   --------   -------   --------
                                                                                      (UNAUDITED)
Revenues:
  Management and franchise fees..............    $10,612     $ 26,330   $ 30,082   $14,536   $ 18,519
  Owned hotel revenues.......................      9,943           92      7,081     3,308      3,979
  Leased hotel revenues......................     14,923       73,769    141,942    65,534     86,321
  Purchasing and service fees................        329       10,746     16,487     7,478      7,585
  Other fees and income......................      2,547        1,545        994       493        972
                                                 -------     --------   --------   -------   --------
     Total revenues..........................     38,354      112,482    196,586    91,349    117,376
                                                 -------     --------   --------   -------   --------
Operating costs and expenses:
  Corporate general and administrative
     expenses................................      7,485       11,879     14,413     7,106      8,641
  Owned hotel expenses.......................      6,400          101      6,049     2,936      3,217
  Leased hotel expenses......................     14,266       68,981    132,644    61,008     79,735
  Purchasing and service expenses............        620        9,807     13,925     6,346      5,648
  Depreciation and amortization..............      1,572        2,943      4,686     2,056      2,940
  Business combination expenses (Note 2).....      1,865           --      2,565        --         --
                                                 -------     --------   --------   -------   --------
     Total expenses..........................     32,208       93,711    174,282    79,452    100,181
                                                 -------     --------   --------   -------   --------
Operating income.............................      6,146       18,771     22,304    11,897     17,195
  Interest expense...........................     (1,228)        (831)      (227)     (132)      (143)
  Interest income............................        254        1,630      4,147     1,858      2,090
                                                 -------     --------   --------   -------   --------
Income before income taxes and minority
  interest...................................      5,172       19,570     26,224    13,623     19,142
  Minority interest share of net (income)
     loss....................................        175           --         35        (7)       (22)
                                                 -------     --------   --------   -------   --------
Income before taxes..........................      5,347       19,570     26,259    13,616     19,120
  Income tax expense.........................       (414)      (6,335)    (8,468)   (4,229)    (6,693)
                                                 -------     --------   --------   -------   --------
Net income...................................    $ 4,933     $ 13,235   $ 17,791   $ 9,387   $ 12,427
                                                 =======     ========   ========   =======   ========
Earnings per share (Note 12).................                $   0.66   $   0.80   $  0.43   $   0.54
                                                             ========   ========   =======   ========
Weighted average common and common equivalent
  shares outstanding.........................                  20,071     22,219    21,984     22,849
                                                             ========   ========   =======   ========

          See accompanying notes to consolidated financial statements.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                               SIX MONTHS ENDED
                                                                              YEARS ENDED DECEMBER 31,             JUNE 30,
                                                                          ---------------------------------   -------------------
                                                                          PREDECESSOR   COMPANY    COMPANY    COMPANY    COMPANY
                                                                             1993         1994       1995       1995       1996
                                                                          -----------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
Cash flow from operating activities:
  Net income............................................................   $   4,933    $ 13,235   $ 17,791   $  9,387   $ 12,427
  Adjustments to reconcile net income to net cash provided by operations:
    Provision for bad debts.............................................          56         189        211         69        202
    Depreciation and amortization.......................................       1,601       3,013      4,686      2,056      2,940
    Equity in (earnings) loss of partnerships...........................        (992)       (373)        91       (231)        37
    Gain on termination of management contracts.........................          --        (500)        --         --         --
    Minority interest share of net income...............................        (175)         --        (35)         7         22
    Asset write-offs and other non-cash expenses........................         615          --         70         70         35
    Deferred income taxes...............................................          42       3,394      3,375      2,118      2,629
    Net (deposits to) withdrawals from restricted cash..................      (1,091)      1,179        535        535         --
    Increase in accounts receivable.....................................        (873)     (3,407)    (6,187)    (5,209)    (2,687)
    (Increase) decrease in other assets.................................          25        (648)    (1,234)      (702)      (113)
    Increase in accounts payable and accrued expenses...................       3,085       6,680      5,225      3,242      7,063
    Other, net..........................................................        (313)         --         --         --         --
                                                                            --------    --------   --------   --------   --------
         Net cash provided by operations................................       6,913      22,762     24,528     11,342     22,555
                                                                            --------    --------   --------   --------   --------
Cash flow from investing activities:
  Cash acquired at purchase of Doubletree Hotels Corporation............      22,819          --         --         --         --
  Purchase of Doubletree Hotels Corporation.............................     (45,000)         --         --         --         --
  Purchases of furniture and equipment..................................         (66)     (1,877)    (2,708)      (948)      (656)
  Investments in partnerships and ventures..............................        (255)     (1,021)    (2,531)      (692)   (25,146)
  Distributions from partnerships and ventures..........................         149         603        514        153        292
  Investments in management contracts...................................          --      (6,607)    (7,181)    (4,671)      (811)
  Proceeds from terminations of management contracts....................          --       2,188        562        408         --
  Acquisition of investment property....................................     (12,504)    (11,129)        --         --         --
  Loans to owners of managed hotels.....................................      (7,309)     (4,935)    (7,367)    (7,800)    (6,381)
  Deposits in hotels to obtain management contracts.....................          --        (280)       250        250       (250)
  Purchase of marketable securities.....................................          --          --       (516)      (369)        --
  Increase in deferred costs............................................          --          --         --         --     (2,626)
  Other.................................................................       1,255          76        (43)        --         --
                                                                            --------    --------   --------   --------   --------
         Net cash used in investing activities..........................     (40,911)    (22,982)   (19,020)   (13,669)   (35,578)
                                                                            --------    --------   --------   --------   --------
Cash flow from financing activities:
  Proceeds from issuance of common stock, net of offering costs.........          --      40,261      6,620      6,620     27,372
  Proceeds from exercise of common stock options........................          --          --        249         --        237
  Capital contributions.................................................         135          --         --         --         --
  Cash distributions to stockholders....................................        (943)        (34)    (2,055)        (6)        --
  Minority interest share of Doubletree Partners distributions..........         (80)         --         --         --         --
  GQEL redemption, purchase of common and preferred stock...............        (261)         --         --         --         --
  Proceeds from borrowings..............................................      39,640          --         --         --      5,000
  Issuance of redeemable preferred stock................................         540          --         --         --         --
  Purchase of common and redeemable preferred stock.....................        (231)       (182)        --         --         --
  Principal payments on notes payable...................................      (3,358)    (25,414)      (839)      (807)    (5,672)
                                                                            --------    --------   --------   --------   --------
         Net cash provided by financing activities......................      35,442      14,631      3,975      5,807     26,937
                                                                            --------    --------   --------   --------   --------
Net increase in cash end cash equivalents...............................       1,444      14,411      9,483      3,480     13,914
Cash and cash equivalents at beginning of year..........................       7,314       8,758     23,169     23,169     32,652
                                                                            --------    --------   --------   --------   --------
Cash and cash equivalents at end of period..............................   $   8,758    $ 23,169   $ 32,652   $ 26,649   $ 46,566
                                                                            ========    ========   ========   ========   ========

          See accompanying notes to consolidated financial statements.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                            RETAINED
                                         ADDITIONAL                             UNEARNED                    EARNINGS
                                COMMON    PAID-IN        ESOP      TREASURY     EMPLOYEE     UNREALIZED   (ACCUMULATED
                                STOCK     CAPITAL     OBLIGATION    STOCK     COMPENSATION      GAIN        DEFICIT)      TOTAL
                                ------   ----------   ----------   --------   ------------   ----------   ------------   --------
Predecessor:
Balances at December 31,
  1992........................   $ --     $ 28,459      $   --      $   --       $   --         $ --        $(18,686)    $  9,773
  Issuance of 2,727,811 shares
    of common stock to acquire
    RFS, Inc., accounted for
    as a pooling of
    interests.................     27          (25)       (592)         --           --           --            (811)      (1,401)
  Distributions to
    stockholders..............     --         (926)         --          --           --           --              --         (926)
  Capital contribution........     --        1,282          --          --           --           --              --        1,282
  Preferred stock dividends...     --           --          --          --           --           --             (17)         (17)
  Termination of ESOP.........     --           --         592        (452)          --           --            (371)        (231)
  Redemption of GQEL minority
    interest..................     --         (852)         --          --           --           --              --         (852)
  Net income..................     --           --          --          --           --           --           4,933        4,933
                                 ----     --------       -----       -----        -----          ---        --------     --------
Company:
Balances at December 31,
  1993........................     27       27,938          --        (452)          --           --         (14,952)      12,561
  Issuance of 15,500,000
    shares of common stock to
    the partners of Doubletree
    Partners in exchange for
    their interests in
    Doubletree Partners and
    Samantha..................    155       25,051          --          --           --           --              --       25,206
  Proceeds from sale of
    3,450,000 shares of common
    stock to the public, net
    of offering costs of
    $4,589....................     35       40,226          --          --           --           --              --       40,261
  Preferred stock dividends...     --           --          --          --           --           --             (34)         (34)
  Preferred stock
    conversion................     --          440          --          --           --           --              --          440
  Purchase of allocated ESOP
    shares....................     --           --          --         (82)          --           --              --          (82)
  Retirement of treasury
    shares....................     (1)        (440)         --         534           --           --             (93)          --
  Net income..................     --           --          --          --           --           --          13,235       13,235
                                 ----     --------       -----       -----        -----          ---        --------     --------
Balances at December 31,
  1994........................    216       93,215          --          --           --           --          (1,844)      91,587
  Proceeds from sale of
    400,000 shares of common
    stock to the public, net
    of offering costs of
    $980......................      4        6,616          --          --           --           --              --        6,620
  Exercise of common stock
    options and other
    grants....................     --          289          --          --           --           --              --          289
  Tax benefits attributable to
    common stock options
    exercised.................     --           62          --          --           --           --              --           62
  Common stock issued to
    employees.................      1          280          --          --         (281)          --              --           --
  Amortization of unearned
    employee compensation.....     --           --          --          --           70           --              --           70
  Marketable equity securities
    unrealized gain...........     --           --          --          --           --           22              --           22
  Distributions to
    stockholders..............     --           --          --          --           --           --          (2,055)      (2,055)
  Net income                       --           --          --          --           --           --          17,791       17,791
                                 ----     --------       -----       -----        -----          ---        --------     --------
Balances at December 31,
  1995........................    221      100,462          --          --         (211)          22          13,892      114,386
  Proceeds from the sale of
    952,300 shares of common
    stock to the public, net
    of offering costs of
    $1,045 (unaudited)........     10       27,362          --          --           --           --              --       27,372
  Exercise of common stock
    options (unaudited).......     --          237          --          --           --           --              --          237
  Amortization of unearned
    employee compensation
    (unaudited)...............     --           --          --          --           35           --              --           35
  Marketable equity securities
    unrealized gain
    (unaudited)...............     --           --          --          --           --            4              --            4
  Net income (unaudited)......     --           --          --          --           --           --          12,427       12,427
                                 ----     --------       -----       -----        -----          ---        --------     --------
Balances at June 30, 1996
  (unaudited).................   $231     $128,061      $   --      $   --       $ (176)        $ 26        $ 26,319     $154,461
                                 ====     ========       =====       =====        =====          ===        ========     ========

          See accompanying notes to consolidated financial statements.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INFORMATION WITH RESPECT TO THE SIX MONTH PERIODS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Doubletree Corporation was incorporated on May 19, 1994 as a Delaware corporation to succeed to all the assets, liabilities and business operations of Doubletree Partners, formerly Guest Quarters Hotel Partnership ("GQHP"). Doubletree Corporation and its majority-owned subsidiaries are collectively referred to as the "Company." At June 30, 1996, the Company managed 86 hotels, leased 55 hotels, owned one hotel and had franchise agreements with 37 hotels.

     On December 16, 1993, Doubletree Partners and Doubletree Hotels Corporation ("DHC") were combined through the transfer of the ownership interests of DHC to Doubletree Partners in exchange for cash and partnership interests in Doubletree Partners. On June 30, 1994 (immediately prior to the Company's initial public offering), the owners of Doubletree Partners (Samantha Hotel Corporation ("Samantha"), Canadian Pacific Hotels (U.S.) Inc. ("CPHUS") and MetPark Funding, Inc. ("MET")) contributed their ownership interests to the Company and the Samantha owners contributed Samantha to the Company. In consideration for such transfer, each of the owners was issued shares of common stock (15,500,000 shares in the aggregate) of the Company in proportion to their direct or indirect ownership interests in Doubletree Partners prior to such transfer. The June 1994 transaction has been accounted for as if it were a pooling of interests. Accordingly, the 1994 consolidated financial statements combine the previously separate minority interests of CPHUS and MET with the financial statements of Samantha as if the transaction occurred at the beginning of 1994. The operating results and cash flows for the periods prior to December 16, 1993 are those of Samantha, the then 92% owner of Doubletree Partners.

     On February 27, 1996, Doubletree Corporation acquired a 100% interest in RFS, Inc. ("RFS Management") in a transaction accounted for as a pooling of interests. Accordingly, the consolidated financial statements have been restated to include RFS Management as if it had been acquired at the beginning of the earliest period presented.

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Certain financial statement items from prior years have been reclassified to be consistent with the current year financial statement presentation. The accounts of DHC and its subsidiaries are included from the date of acquisition, December 16, 1993. All significant inter-entity accounts and transactions have been eliminated.

  (a) Revenue Recognition

     Management fees, franchise fees, purchasing and service fees, and hotel revenues are recognized when earned.

  (b) Hotel Properties

     Buildings are carried at cost and depreciated over 30 - 40 years using the straight-line method. Furniture, fixtures and equipment are depreciated using the straight-line method over 7 years. Leasehold improvements are amortized over the shorter of the lives of the assets or the terms of the related leases. Accumulated depreciation at December 31, 1994 and 1995 and June 30, 1996 was $182,000, $601,000 and $904,000, respectively.

  (c) Investments

     Investments in partnerships and ventures are accounted for using the equity method of accounting when the Company has a general partnership interest or its limited partnership interest exceeds 5%. All other

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

investments are accounted for using the cost method with the exception of marketable equity securities which are recorded at market.

  (d) Leasehold Improvements and Office Equipment

     Improvements to office leaseholds are amortized over the shorter of the lives of the assets or the terms of the related leases. Office furniture and equipment is depreciated using the straight-line method over 3 to 10 years. Accumulated depreciation at December 31, 1994 and 1995 and June 30, 1996 was $2,767,000, $2,730,000 and $2,945,000, respectively.

     Repairs and maintenance are charged to operations as incurred; major renewals and improvements at the leased hotels are the responsibility of the owner.

  (e) Management Contracts and Goodwill

     Management contracts acquired in the acquisition of DHC represent the estimated present value of net cash flows expected to be received over the estimated lives of the contracts and is being amortized using the straight-line method over the estimated weighted average contract life (25 years) from December 16, 1993. Management contracts acquired subsequent to the acquisition represent the cash paid to acquire the contract and are being amortized using the straight-line method over the life of the respective contract. Management contracts are carried net of accumulated amortization of $2,199,000, $4,554,000 and $6,224,000 at December 31, 1994 and 1995 and June 30, 1996, respectively.

     Goodwill arose in connection with the acquisition of DHC by Doubletree Partners in December 1993 and is amortized using the straight-line method over 40 years. Goodwill is carried net of accumulated amortization of $389,000, $835,000 and $1,038,000 at December 31, 1994 and 1995 and June 30, 1996,
respectively.

  (f) Deferred Costs and Other Assets

     At June 30, 1996 deferred costs and other assets primarily consist of franchise application fees paid in connection with the acquisition of RFS Management which are amortized over the lives of the franchise agreements. The initial cost of obtaining franchise licenses for hotels leased by RFS Management are paid by the owner. Accumulated amortization at June 30, 1996 is $60,000.

  (g) Statements of Cash Flows

     All short-term, highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents for purposes of the statement of cash flows.

     Cash paid for interest amounted to $1,188,000, $892,000 and $215,000 for the years ended December 31, 1993, 1994, and 1995, respectively, and $121,000 and $151,000 for the six months ended June 30, 1995 and 1996, respectively. Cash paid for income taxes amounted to $456,000, $3,020,000 and $4,631,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $768,000 and $875,000 for the six months ended June 30, 1995 and 1996, respectively.

  (h) Income Taxes

     Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets, including net operating loss carryforwards, and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (i) Earnings Per Share

     Earnings per share is determined by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include employee stock options which have been deemed exercised for the purpose of computing earnings per share. The Company has no other potentially dilutive securities.

  (j) Notes Receivable

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure, on January 1, 1995. There was no financial statement impact as a result of such adoption. Management considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are charged to expense. Generally, cash receipts will first be applied to reduce accrued interest and then to reduce principal.

  (k) Long-Lived Assets

     The recoverability of management contract costs, goodwill, hotel investments and franchise application fees are periodically evaluated to determine whether such costs will be recovered from future operations. Evaluations of goodwill are based on projected earnings, exclusive of goodwill amortization, on an undiscounted basis. Management contracts are individually evaluated based on the projected management fee stream on an undiscounted basis. If the undiscounted earnings or fee streams are insufficient to recover the recorded assets, then the projected earnings or fee stream is discounted to determine the revised carrying value and a write-down for the difference is recorded.

(2) ACQUISITIONS

  Acquisition of RFS, Inc.

     On February 27, 1996, the Company issued 2,727,811 shares of its common stock in exchange for all of the outstanding stock of RFS Management (a privately held hotel operator) in a transaction accounted for as a pooling of interests. At June 30, 1996, RFS Management operates 56 hotels (44 hotels are leased and managed, 4 are leased only and 6 are managed).

     Effective January 1, 1995, RFS Management was a Subchapter S Corporation for income tax purposes and, therefore, was not generally liable for income taxes for the year ending December 31, 1995.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents total revenues and net income of the merged companies. Additionally, the table includes unaudited 1995 pro forma net income and earnings per share. The 1995 pro forma adjustments exclude business combination expenses, provide for additional tax expense due to the exclusion of the business combination expenses and increase the provision for taxes for RFS Management to a 35% rate which is the Company's 1995 effective tax rate.

                                                 YEARS ENDED DECEMBER 31,           SIX MONTHS
                                             ---------------------------------         ENDED
                                              1993         1994         1995       JUNE 30, 1995
                                             -------     --------     --------     -------------
                                                                                    (UNAUDITED)
    Total revenues
      Doubletree...........................  $26,229     $ 49,908     $ 74,066        $33,726
      RFS Management.......................   12,125       62,574      122,520         57,623
                                             -------     --------     --------        -------
    Total revenues, as reported............  $38,354     $112,482     $196,586        $91,349
                                             =======     ========     ========        =======
    Net income
      Doubletree...........................  $ 4,368     $ 12,578     $ 15,662        $ 7,666
      RFS Management.......................      565          657        2,129          1,721
                                             -------     --------     --------        -------
    Net income, as reported................  $ 4,933     $ 13,235       17,791          9,387
                                             =======     ========
    Business combination expenses..........                              2,565             --
    Pro forma additional income tax
      expense..............................                             (1,620)          (536)
                                                                      --------        -------
    Pro forma net income...................                           $ 18,736        $ 8,851
                                                                      ========        =======
    Pro forma earnings per share...........                           $   0.84        $  0.40
                                                                      ========        =======
    Weighted average shares outstanding....                             22,219         21,984
                                                                      ========        =======

     The Company incurred pre-tax expenses in the fourth quarter of 1995 related to the business combination of approximately $2,565,000. The costs incurred include legal, professional and accounting fees, due diligence and certain other costs necessary to complete the transaction.

     Certain of the franchisors required the payment of an application fee, as a result of the merger, of $2,626,000 which is being amortized over the terms of the respective franchise agreements.

  Acquisition of Doubletree Hotels Corporation

     On December 16, 1993 Doubletree Partners purchased all of the outstanding stock of DHC from CPHUS and MET for $72,000,000, including acquisition costs. The purchase price was established by an assessment of the net assets acquired and was paid by issuing partnership interests in the amount of $25,852,000 representing a 40% interest in Doubletree Partners and $45,000,000 in cash. The cash portion of the purchase price was paid by causing DHC to borrow $25,000,000 and using $20,000,000 of DHC's cash. The purchase price of $72,000,000 is comprised of the $45,000,000 of cash paid and the $27,000,000 of net assets acquired. The transaction has been accounted for as a purchase. The purchase price was allocated to the net assets acquired, including management contracts, based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of the net assets acquired of $14,936,000 was recorded as goodwill. During 1994, the Company concluded negotiations and reached agreements with several key executives of DHC regarding severance and related benefits. Primarily, as a result, goodwill and liabilities increased by $2,857,000. The consolidated statement of operations for 1993 includes the results of operations of DHC from December 16, 1993.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following unaudited pro forma summary presents the consolidated results of operations of Samantha as if DHC had been acquired at the beginning of 1993. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the combination been in effect on the date indicated (in thousands):

                                                                          YEAR ENDED
                                                                       DECEMBER 31, 1993
                                                                       -----------------
                                                                          (UNAUDITED)
        Total revenues...............................................       $56,796
                                                                            =======
        Net income...................................................       $ 8,615
                                                                            =======

     In 1993, business combination expenses represented the estimated costs to close duplicate facilities, relocate certain equipment, make severance payments to terminated employees and relocate certain other employees of GQHP as a result of the acquisition of DHC. They also include the write-off of all costs related to the Guest Quarters name as management determined that all Doubletree and Guest Quarters hotels would be marketed under the Doubletree brand.

(3) REDEMPTION OF GQEL MINORITY INTEREST

     Effective December 16, 1993 Doubletree Partners distributed its ownership interest in two hotels, its leasehold interest in another hotel and certain liabilities to its partner, GQ Equities Limited ("GQEL"), in complete redemption of GQEL's interest in Doubletree Partners. The owners of GQEL were also the owners of Samantha. On December 16, 1993 the carrying amount of the distributed assets and the carrying amount of the liabilities, having an aggregate net book value of $3,056,000, including cash of $261,000, approximated their fair market value. Pursuant to the redemption agreement, Doubletree Partners and GQEL have entered into management agreements for each of the hotels, which provide that Doubletree Partners shall continue to receive base management fees at the existing rate and an incentive fee, which, if earned, will not be less than 68% of the hotels' net cash flow (as defined therein). The agreement will terminate upon the sale of the hotels or the leasehold interests but, in any event, no earlier than December 16, 1998.

(4) HOTEL PROPERTIES

     Owned hotel revenues and expenses represent the operating results of hotels owned by the Company. The Company currently owns a 239-room hotel in Southfield, Michigan which was acquired (from a subsidiary of General Electric Capital Corporation) on December 22, 1994 for approximately $11,129,000 in cash, of which $556,000 was allocated to land. In December 1992 and July 1993, Doubletree Partners acquired hotels in Cincinnati and Atlanta, respectively. The purchase price of the Cincinnati property was $7,950,000 of which $5,168,000 was financed in the form of a nonrecourse purchase money mortgage note and the balance was paid in cash. The purchase price of the Atlanta property was $12,000,000, of which $9,000,000 was financed in the form of a non-recourse mortgage, $2,000,000 was borrowed from an affiliate and the balance was paid in cash. Those hotels and the Company's leasehold interest in another hotel were distributed to GQEL on December 16, 1993 at which time GQEL assumed the related financing.

     As of December 31, 1993, 1994 and 1995 and June 30, 1996 the Company leased 12, 44 and 52 and 55 hotels, respectively. The Company leased 50 of these hotels from the REIT at June 30, 1996. All of the Company's leases require the payment of rent equal to the greater of fixed base rent or percentage rent based on a percentage of gross room revenue, beverage revenue and food revenue (if the hotel offers food and beverage service). Substantially all of the hotels leased from the REIT are cross defaulted with one another. All hotel leases are operating leases. Percentage rents, included in total lease expense, were $748,000, $10,961,000 and $25,254,000 for the years ended December 31, 1993,
1994 and 1995, respectively and

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$12,091,000 and $17,978,000 for the six months ended June 30, 1995 and 1996, respectively. The Company leases two hotels from affiliates of the General Electric Pension Trust.

     The following is a schedule, by year, of future minimum rental payments required under non-cancelable hotel operating leases (in thousands) as of December 31, 1995:

  YEAR ENDING
  DECEMBER 31
  ------------
     1996.............................................................  $  29,651
     1997.............................................................     30,429
     1998.............................................................     28,468
     1999.............................................................     27,496
     2000.............................................................     24,403
     Thereafter.......................................................    209,676
                                                                         --------
          Total future minimum lease payments.........................  $ 350,123
                                                                         ========

     The Company leased another hotel, which lease commenced in July 1991 and required Doubletree Partners to pay all normal, recurring expenses of the hotel including real estate taxes and interest in lieu of rent. All of these amounts are included in leased hotel expenses. The lease term expired on December 31, 1994.

(5) RESTRICTED CASH

     Restricted cash consisted of amounts in escrow for fixed asset replacement at hotels under management.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(6) NOTES AND OTHER RECEIVABLES

     Notes and other receivables, consisting primarily of loans to owners of managed hotels, are as follows (in thousands):

                                                                           DECEMBER 31,
                              REPAYMENT TERMS                            -----------------   JUNE 30,
INTEREST RATE               INTEREST/PRINCIPAL               MATURITY     1994      1995       1996
-------------   -------------------------------------------  ---------   -------   -------   --------
SECURED:
                Monthly/monthly to the extent of cash
12.0%           flow.......................................    2006      $ 4,000   $ 4,000   $  4,500
                Monthly/monthly to the extent of cash
10.0%           flow.......................................    2005           --     2,850      2,850
8.0-10.0%       Monthly/at maturity........................    2001        2,250     2,800      2,800
                Quarterly/quarterly to the extent of cash
10.0%           flow.......................................    2003           --     2,600      2,575
9.0%            Monthly/at maturity........................    2015           --     1,625      3,193
Prime-1.5%      Monthly/at maturity........................    2010           --     1,300      1,300
6.5-9.0%        Monthly/at maturity........................    2000        1,250     1,250      1,250
                Monthly/monthly to the extent of cash
8.0%            flow.......................................    2014        1,000     1,000      1,000
8.0-10%         Various....................................  Upon sale     1,273     1,153      1,313
                Notes repaid in full.......................                3,040     1,000         --
                                                                         -------   -------    -------
                                                                          12,813    19,578     20,781
                                                                         -------   -------    -------
UNSECURED:
7.5%            Monthly/at maturity........................    2000        3,000     3,500      4,000
10.0%           Monthly/annually...........................    2000           --        --      3,000
8.0%            Monthly/at maturity........................    2001           --        --      1,000
10.0%           Quarterly/quarterly........................    2002          720       720        665
8.50%           At maturity/at maturity....................    2005           --        --        459
5.75%-10.0%     Various....................................  Upon sale       795       777      1,521
                                                                         -------   -------    -------
                                                                           4,515     4,997     10,645
                                                                         -------   -------    -------
                Total notes and other receivables..........               17,328    24,575     31,426
                Less: current portion......................                   16       390        477
                                                                         -------   -------    -------
                Non-current portion........................              $17,312   $24,185   $ 30,949
                                                                         =======   =======    =======

     Repayment of notes receivable are generally due upon the earlier of termination of the management contract or sale of the hotel. At December 31, 1995 and June 30, 1996, the Company does not consider any of its notes receivable to be impaired.

(7) INVESTMENTS

     As of June 30, 1996 the Company and its subsidiaries have general and/or limited partnership interests in 17 partnerships. Eleven of the partnerships own hotels while the others own retail or industrial properties. Six of the partnership interests were acquired in the acquisition of DHC and six were acquired in the acquisition of RFS Management. The Company's percentage of ownership in such partnerships at June 30, 1996 ranges from less than 1% to 49.9%. The partnership investments include an investment in a partnership that is a majority owned subsidiary of the REIT. These partnership interests are convertible into common stock of the REIT.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1995, unrecorded losses of approximately $381,000, related to certain limited partnership investments have not been recorded because the book value of these investments has been reduced to zero. The Company has no obligation to further fund these investments.

     The aggregate carrying value of the partnership interests is less than the proportionate share of aggregate net assets of such partnerships by approximately $1,685,000 at December 31, 1995. This difference is principally the result of previous write-offs of the Company's investment, in excess of that recorded by certain of the partnerships, offset by losses in excess of amounts invested which are not reflected in the accompanying financial statements because the Company has no obligation to further fund the investments.

     In October 1995, the Company acquired a 50% interest in Candlewood Hotel Company, L.L.C. ("Candlewood"). Candlewood will compete in the extended stay market of the lodging industry and will design, develop and manage and/or franchise hotels under the Candlewood brand. The Company committed to provide $15,000,000 of capital to the venture, of which, $7,400,000 has been funded at June 30, 1996 ($1,200,000 at December 31, 1995).

     The Company, through RFS Management, purchased 973,684 shares of the REIT's convertible preferred stock for $19 per share or approximately $18,500,000. This investment is recorded at cost as there is no ready market for these securities. The convertible preferred stock will pay a fixed annual dividend of $1.45 per share and is convertible on a one-for-one share basis at the end of seven years. Separately, the REIT granted the Company a 10-year right of first refusal to manage and lease future hotels acquired or developed by the REIT. The Company has committed to the REIT to maintain $15,000,000 of net worth in RFS Management.

     Investments also include 35,000 shares of REIT common stock recorded at market value. The unrealized gain is reflected in stockholders' equity as these securities are classified as available-for-sale.

     Investments consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------     JUNE 30,
                                                               1994       1995        1996
                                                              ------     ------     --------
    REIT convertible preferred stock........................  $   --     $   --     $ 18,500
    REIT common shares......................................      --        538          542
    Hotel partnerships......................................   2,989      3,746        4,171
    Candlewood..............................................      --      1,098        6,991
    Other...................................................    (383)      (312)        (312)
                                                              ------     ------      -------
                                                              $2,606     $5,070     $ 29,892
                                                              ======     ======      =======

(8) OPERATING LEASES

     The Company occupies administrative offices under operating leases which provide for minimum annual rental charges plus a share of maintenance expenses and real estate taxes.

     Total rent expense for operating leases of office space for the years ended December 31, 1993, 1994 and 1995 amounted to approximately $816,000, $1,402,000 and $1,597,000, respectively, and $688,000 and $689,000 for the six months ended June 30, 1995 and 1996, respectively.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a schedule, by year, of future minimum rental payments required under non-cancelable operating leases for administrative office space (in thousands) as of December 31, 1995:

YEAR ENDING
DECEMBER 31,
------------
   1996.................................................................  $1,392
   1997.................................................................   1,447
   1998.................................................................     874
   1999.................................................................     591
   2000.................................................................     596
   Thereafter...........................................................   1,856
                                                                          ------
     Total future minimum lease payments................................  $6,756
                                                                          ======

(9) NOTES PAYABLE

     Note payable due December 16, 1999 with interest payable monthly at LIBOR plus a variable rate (between 0.675% and 1.50%) related to debt-to-equity and interest coverage ratios. The note payable is a credit facility which allows borrowings up to $30,000,000, all of which was available for borrowing at December 31, 1995. Subsequent to December 31, 1995 the Company borrowed $5,000,000 under this facility and repaid the entire amount prior to June 30, 1996. Interest related to this borrowing amounted to $105,000. The facility requires the payment of a quarterly commitment fee that ranges from 0.20% to 0.375% of the unused balance. The loan has various covenants which prohibit the payment of distributions (including dividends) from DHC and Doubletree Partners (which owns substantially all of the assets) to their stockholders and partners, respectively, and restricts the payment of certain expenditures based on the financial condition of the Company. Various notes receivable and stock of certain significant subsidiaries have been pledged as collateral. The loan is guaranteed by the Company, Samantha and Doubletree Partners.

     The maximum borrowing which may be outstanding under the facility declines one year prior to the maturity date to $12,500,000 and is due in full one year later. The facility provides that, at the election of the Company and approval by the Lender, the maturity dates can both be extended by one year.

     Other notes payable outstanding at December 31, 1994 and 1995 are as follows:

                                                                           1994      1995
                                                                          ------     ----
    8% note payable shareholder, repaid March 1996......................  $  902     $672
    10% note payable shareholders, repaid June 1995.....................     609       --
                                                                          ------     ----
                                                                          $1,511     $672
                                                                          ======     ====

(10) STOCKHOLDERS' EQUITY

     On July 8, 1994, the Company completed its initial public offering of 3,450,000 shares of its common stock at a price to the public of $13 per share. The net proceeds to the Company, after expenses of the offering and giving effect to the underwriter's discount, were $40,261,000. The proceeds of the offering were primarily used for the repayment of debt outstanding under the credit facility and for general corporate purposes.

     In March 1995, the Company issued 2,000 shares of common stock with a fair value at the date of issuance of $40,000 to certain non-executive employees.

     In June 1995, the Company completed an offering of 4,600,000 shares of its common stock (of which 400,000 shares were newly issued shares of the Company) at a price to the public of $19 per share. The net

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

proceeds to the Company, after expenses of the offering and giving effect to the underwriter's discount, were $6,620,000.

     In January 1995, RFS Management issued 12 restricted shares of RFS Management common stock to certain of its employees. These shares vest ratably over a four year period from the date of issuance. The estimated fair market value of these shares at issuance was $281,000. The shares were exchanged for approximately 36,500 Company common shares, subject to the same restrictions, in connection with the acquisition of RFS Management.

     In February 1996 the Company issued 2,727,811 shares (including the 36,500 restricted shares) of its common stock to acquire all of the outstanding common stock of RFS Management.

     In May 1996, the Company completed an offering of 4,234,300 shares of its common stock (of which 952,300 shares were newly issued shares of the Company) at a price to the public of $31.25 per share. The net proceeds to the Company, after expenses of the offering and giving effect to the underwriter's discount, were $27,372,000.

(11) STOCK OPTIONS

     The Company has one stock option plan, the 1994 Equity Participation Plan (the "Plan"), in which options may be granted to key personnel to purchase shares of the Company's common stock at a price not less than the current market price at the date of the grant. The options vest annually and ratably over the four-year period from the date of grant and expire ten years after the grant date. An aggregate of 3,300,000 shares have been authorized for issuance. The Plan also provides for the issuance of stock appreciation rights, restrictive stock or other awards, none of which have been granted. Activity in the stock option plan is as follows:

                                                            YEARS ENDED DECEMBER 31,      SIX MONTHS
                                                            ------------------------         ENDED
                                          PRICE RANGE         1994           1995        JUNE 30, 1996
                                        ----------------    ---------     ----------     -------------
Options outstanding, beginning of
  year................................  $13.00 - $23.50            --        967,500       1,103,500
Granted...............................  $13.00 - $28.88     1,099,500        193,000         710,270
Exercised.............................  $13.00                     --        (19,375)        (19,745)
Canceled..............................  $13.00 - $17.78      (132,000)       (37,625)        (27,250)
                                                            ---------      ---------       ---------
Options outstanding, end of period....  $13.00 - $28.88       967,500      1,103,500       1,766,775
                                                            ---------      ---------       ---------
Number of options exercisable.........  $13.00 - $20.38            --        243,750         443,275
Number of shares available for future
  issuance............................                      1,032,500        877,125       1,494,105

(12) EARNINGS PER SHARE

     For the year ended December 31, 1994, earnings per share has been calculated assuming the 15,500,000 shares issued immediately prior to the initial public offering were outstanding since January 1, 1994. Additionally, the 2,727,811 shares issued to acquire RFS Management are assumed to be outstanding for the entire years of 1994 and 1995. Per share data for 1993 has not been provided as the information is not comparable. The common equivalent shares include employee stock options which have been deemed exercised using the treasury stock method for the purpose of computing earnings per share. The Company has no outstanding securities or agreements which would result in the issuance of common shares other than common stock equivalents.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(13) TRANSACTIONS WITH RELATED PARTIES

     Revenues include amounts derived from entities in which affiliates of the Company own interests and, in general, exercise operational control. Revenues derived from these entities were as follows (in thousands):

                                                                                    SIX MONTHS
                                               YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                            -------------------------------    --------------------
                                             1993        1994        1995        1995        1996
                                            -------    --------    --------    --------    --------
REVENUES
Management fees and franchise fees........  $ 5,513    $ 15,051    $ 15,241    $  7,225    $  9,417
Leased hotel revenues.....................       --          --      11,327       4,236       8,581
Share of partnership income...............       --         243         388         424          12
Interest income...........................       30         847       1,674         706         878
Purchasing and service fees...............       96       4,436       6,288       2,745       1,389
EXPENSES
Hotel expenses............................       --          --      10,721       3,975       7,823
Administrative office rent................      334         312          73          35          35

     Additionally, the Company was reimbursed for expenses incurred in providing centralized services to its managed and/or franchised hotels related to marketing, central reservations, accounting, data processing, internal audit and training as follows:

                                                                                 SIX MONTHS
                                             YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                          -------------------------------    ------------------
                                           1993        1994        1995       1995       1996
                                          -------    --------    --------    -------    -------
    Marketing and central
      reservations......................  $ 2,587    $ 11,129    $ 11,020    $ 4,465    $ 5,171
    Accounting, data processing,
      internal audit and training.......    1,151       2,084       1,781        835        989
                                          -------    --------    --------    -------    -------
                                          $ 3,738    $ 13,213    $ 12,801    $ 5,300    $ 6,160
                                           ======     =======     =======     ======     ======

     Amounts due from affiliates included in accounts receivable at December 31, 1994 and 1995 and June 30, 1996 are $3,877,000, $4,318,000 and $7,102,000,
respectively. Non-current amounts due from affiliates included in other assets at December 31, 1994 and 1995 and June 30, 1996 are $114,000, $147,000 and
$321,000, respectively.

     Amounts due to affiliates included in accounts payable at December 31, 1994 and 1995 and June 30, 1996 amounted to $123,000, $105,000 and $246,000, respectively.

     During 1995 RFS Management, under terms of a consulting agreement, made payments of $780,000 to Hospitality Advisory Services, Inc. ("HAS"). The consulting agreement terminated on February 27, 1996 and $75,000 was paid prior to termination. Subsequently, two of the former HAS shareholders entered into new consulting agreements, that terminate February 27, 1997, with RFS Management and were paid $70,000 in total through June 30, 1996.

(14) EMPLOYEE BENEFIT PLANS

     The Company participates in 401(k) retirement savings plans. Generally, employees who are over 21 years of age and have completed one year of service are eligible to participate in the plans. The Company, except for RFS Management, matches employee contributions up to 3% of an employee's salary. RFS Management matches employee contributions up to 2% of an employee's salary. The aggregate expense under all plans amounted to $135,000, $218,000 and $563,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company, except for RFS Management, maintains a self-insured group health plan through a Voluntary Employee Benefit Association. This plan is funded to the limits provided in the Internal Revenue Code. RFS Management maintains a self-insured group health plan. Liabilities are recorded for estimated incurred but unreported claims. Aggregate and stop loss insurance exists at amounts which limit the exposure to the Company, including RFS Management.

(15) INCOME TAXES

     The components of income tax expense consist of the following (in thousands):

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                 1993      1994       1995
                                                                 ----     ------     ------
    Federal:
      Current..................................................  $257     $1,559     $3,561
      Deferred.................................................    42      3,476      2,832
                                                                 ----     ------     ------
                                                                  299      5,035      6,393
                                                                 ----     ------     ------
    State:
      Current..................................................   115      1,382      1,532
      Deferred.................................................    --        (82)       543
                                                                 ----     ------     ------
                                                                  115      1,300      2,075
                                                                 ----     ------     ------
                                                                 $414     $6,335     $8,468
                                                                 ====     ======     ======

     The actual income tax expense differs from the expected tax expense computed by applying the Federal statutory income tax rate as a result of the following:

                                                                  YEARS ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1993      1994      1995
                                                                 ------     -----     -----
    Income tax expense at Federal statutory rate...............    34.0%     34.0%     34.0%
    Goodwill and other permanent differences...................     0.2       1.1       0.7
    State income taxes.........................................     0.8       4.3       5.5
    RFS, Inc. S Corp. earnings not taxed.......................      --        --      (2.8)
    Effect of net operating loss and other carryforwards.......   (29.2)       --        --
    Decrease in valuation allowance............................      --      (8.3)     (5.2)
    Other......................................................     2.2       1.3        --
                                                                 ------     -----     -----
                                                                    8.0%     32.4%     32.2%
                                                                 ======     =====     =====

     The income tax benefit attributable to the use of net operating loss carryforwards ("NOLs") in the year ended 1993 was $2,129,000 and $47,000 in 1994.

     Deferred income taxes result principally from amortization of management contracts, investments in partnerships and the utilization of NOLs and passive activity loss carryforwards.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
    Deferred tax assets:
      Net operating loss carryforwards.............................  $ 17,596     $ 15,288
      Passive activity loss carryforwards..........................     2,206          834
      Reserves.....................................................     3,540        3,335
      Other........................................................     2,867        3,979
      Valuation allowance..........................................   (25,522)     (22,605)
                                                                     --------     --------
         Total deferred tax assets.................................       687          831
                                                                     --------     --------
    Deferred tax liabilities:
      Management contracts.........................................   (13,457)     (13,982)
      Investments in partnerships..................................    (1,910)      (2,474)
                                                                     --------     --------
         Total deferred tax liabilities............................   (15,367)     (16,456)
                                                                     --------     --------
      Net deferred tax liability...................................  $(14,680)    $(15,625)
                                                                     ========     ========

     The Company estimates that, more likely than not, it will not realize a substantial portion of the benefits of its deferred tax assets. Accordingly, it has established a valuation allowance to reflect this uncertainty. A portion of the valuation allowance was established upon the combination of Doubletree Partners and DHC. In accordance with purchase accounting methodology, to the extent the tax benefits to which this allowance relates are recognized, the reduction in the valuation allowance will be applied to reduce goodwill. As of December 31, 1995, the amount of the valuation allowance subject to this treatment is approximately $6,500,000. During 1995, $1,530,000 was used and credited to goodwill. None of this NOL was recognized in 1994.

     The Company's federal NOLs of $40,979,000 expire as follows (in thousands):

                                                                         AMOUNT OF
YEAR OF EXPIRATION                                                      FEDERAL NOLS
------------------                                                      ------------
     2004.............................................................    $  4,320
     2005.............................................................       9,860
     2006.............................................................       1,230
     2007.............................................................          --
     2008.............................................................      13,086
     2009.............................................................      12,483
                                                                           -------
                                                                            40,979
     Passive loss carryforwards -- no stated expiration...............       2,166
                                                                           -------
                                                                          $ 43,145
                                                                           =======

     Total NOLs for state purposes are less than the amounts stated above due primarily to shorter carryforward periods.

     The Company also has passive loss carryforwards that do not have a stated expiration term. The tax benefit attributable to these federal and state NOLs and passive loss carryforwards has been calculated considering the reduced amount available for state purposes.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(16) COMMITMENTS AND CONTINGENCIES

     Certain hotel management contracts provide that if a hotel does not achieve agreed-upon performance levels, the Company may elect or may be required to fund any performance shortfalls for a specified period of time. In general, if the Company elects not to fund the shortfall, the hotel owner may elect to terminate the management contract. If the Company elects to fund the shortfall, but performance standards are not achieved at the expiration of the funding period, the owner may elect to terminate the management contract at that time. The Company funded one shortfall in the amount of $487,000 in June 1996. The Company has not funded any other shortfalls during the three year and six month period ended June 30, 1996.

     The Company has guaranteed certain mortgages, leases and construction bonds up to $6,460,000 ($2,860,000 of which are collateralized by letters of credit). The Company has also committed to lend up to $8,907,000, $7,007,000 to the owner of the Somerset hotel, of which $707,000 is for renovations and $6,300,000 is to provide bridge financing, if needed. The remaining loan commitments are to two other hotels primarily for renovations.

     In October 1995, the Company acquired a 50% interest in Candlewood Hotel Company, L.L.C. ("Candlewood"). Candlewood will compete in the extended stay market of the lodging industry and will design, develop and manage and/or franchise hotels under the Candlewood brand. The Company committed to provide $15,000,000 of capital to the venture, of which, $7,400,000 has been funded at June 30, 1996 ($1,200,000 at December 31, 1995). The Company expects to fund the remainder of its commitment by December 31, 1996.

     In addition, in August 1996 Doubletree committed to provide a credit support for a loan facility that will be utilized by Candlewood to arrange construction and permanent financing for Candlewood franchisees on terms that, in most cases, are much more attractive than that which the franchisees could obtain on their own. The source of the loan facility will be General Motors Acceptance Corporation Mortgage Group. In providing such credit support, Doubletree's maximum exposure on any one Candlewood franchise will be approximately $1 million, with the aggregate amount of exposure for all such credit support capped at between $20 to $30 million.

     In August 1996, Doubletree and Patriot American Hospitality, Inc. formed a joint venture wherein Doubletree will invest up to $20.0 million of capital to be combined with up to $200.0 million of capital from Patriot to be used for the acquisition of hotels. Doubletree will have a 10% interest in the Venture.

     The Company has a commitment to contribute an additional $3,127,000 to an investment partnership formed for the purpose of acquiring hotel properties. The Company has a 4.35% limited partnership interest and it is anticipated that at least 50% of the properties acquired will be either managed and/or franchised by the Company.

     The Company is a defendant in various litigation matters arising from the normal course of its operations. While it is not feasible to predict or determine the ultimate outcome of these matters, it is the opinion of management that their ultimate outcome is not likely to have a material adverse effect on the results of operations and the financial position of the Company.

     Metropolitan Life has indemnified the Company against any litigation matters which occurred prior to the date of acquisition of MetHotels by DHC (December 6, 1990), and certain indemnification by Canadian Pacific exists for events which transpired from December 6, 1990 to December 16, 1993.

     Four of the hotels leased by the Company are managed by others under agreements with terms of ten to twenty years. Management fees are based on a percentage of each hotel's revenues.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(17) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following (in thousands):

                                                               DECEMBER 31,          JUNE
                                                            -------------------       30,
                                                             1994        1995        1996
                                                            -------     -------     -------
    Accounts payable......................................  $ 6,342     $ 5,592     $ 5,290
    Payroll and related costs.............................    3,395       4,805       4,518
    Leased and owned hotel expenses.......................    1,609       3,290       4,586
    Deferred compensation.................................    2,702       2,106       2,005
    Marketing costs.......................................    2,449       2,038       2,168
    Business combination expenses.........................    1,013       2,555       1,077
    Insurance expense.....................................    1,237       1,055       1,980
    Professional fees.....................................    1,209         679         739
    Sales tax.............................................      760       1,102       1,427
    Other.................................................    1,789       1,850       1,557
                                                            -------     -------     -------
                                                            $22,505     $25,072     $25,347
                                                            =======     =======     =======

(18) REIMBURSABLE COSTS

     The Company is reimbursed for costs associated with providing central reservations, sales and marketing, accounting, data processing, internal audit and employee training services to managed hotels. The Company is also reimbursed for central reservations and marketing services provided to franchised hotels. Such costs primarily consist of personnel and related fringe benefits, advertising, promotional fees and reservation service costs.

(19) MANAGEMENT CONTRACTS

     An analysis of management contract activity follows (in thousands):

    Balance at December 31, 1992...............................................  $   423
    Contracts acquired at acquisition of DHC...................................   42,000
    Amortization...............................................................     (135)
                                                                                 -------
    Balance at December 31, 1993...............................................   42,288
    Contracts acquired.........................................................    6,607
    Contract conversions and terminations......................................   (1,718)
    Amortization...............................................................   (1,805)
                                                                                 -------
    Balance at December 31, 1994...............................................   45,372
    Contracts acquired.........................................................    7,181
    Contract conversions and terminations......................................     (562)
    Amortization...............................................................   (2,357)
                                                                                 -------
    Balance at December 31, 1995...............................................   49,634
    Contracts acquired (unaudited).............................................      811
    Contract conversions and terminations (unaudited)..........................     (500)
    Amortization (unaudited)...................................................   (1,670)
                                                                                 -------
    Balance at June 30, 1996 (unaudited).......................................  $48,275
                                                                                 =======

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(20) FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes and other receivables, accounts payable and accrued expenses, accrued interest payable and income taxes payable, each as included in the consolidated balance sheets under such captions. With the exception of notes and other receivables and the investment in RFS Partnership L.P. units, the carrying amounts of all other classes of financial instruments approximate fair value due to the short maturity of those instruments or, in the case of marketable equity securities they are carried at their estimated fair value. The Company has determined that the fair value of its notes receivable is not significantly different from their carrying value based on interest rate and payment terms the Company would currently offer on notes with similar security to borrowers of similar creditworthiness. RFS Partnership L.P. units, which are convertible into REIT common shares, have a carrying value of $841,000 and an estimated fair value of $1,197,000 at December 31, 1995.

(21) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1994 and 1995, restated to reflect the acquisition of RFS Management, is presented below (in thousands except per share data). The sum of the individual quarterly data may not equal the annual data due to rounding.

                                                                 QUARTER ENDED
                                           ---------------------------------------------------------
                                           MARCH 31,     JUNE 30,     SEPTEMBER 30,     DECEMBER 31,
                                           ---------     --------     -------------     ------------
    1994
    Total revenues.......................   $17,186      $ 23,913        $33,272          $ 38,111
    Net income...........................     1,884(a)      3,821(a)       4,180             3,350
    Earnings per share...................   $  0.10(a)   $   0.21(a)     $  0.19          $   0.15
    Weighted average common and common
      equivalent shares outstanding......    18,228        18,228         21,900            21,938

---------------
(a) The Company's effective tax rate for the quarters ended March 31 and June 30 was 29% and 25%, respectively, due to the organizational structure of the Company prior to its initial public offering. Had a 35% rate been incurred, net income and earnings per share would have been $1,648 and $0.09 per share and $3,073 and $0.17 per share, respectively.

                                                                 QUARTER ENDED
                                           ---------------------------------------------------------
                                           MARCH 31,     JUNE 30,     SEPTEMBER 30,     DECEMBER 31,
                                           ---------     --------     -------------     ------------
    1995
    Total revenues.......................   $40,580      $ 50,771        $52,891          $ 52,344
    Net income...........................     3,645         5,742          5,606             2,798(b)
    Earnings per share...................   $  0.17      $   0.26        $  0.25          $   0.12
    Net income -- pro forma(c)...........   $ 3,490      $  5,360        $ 5,311          $  4,575(d)
    Earnings per share -- pro forma(c)...   $  0.16      $   0.24        $  0.24          $   0.20(d)
    Weighted average common and common
      equivalent shares outstanding......    21,910        22,057         22,443            22,472

---------------
(b) Includes $2,565,000 of business combination expenses.

               DOUBLETREE CORPORATION AND SUBSIDIARIES (COMPANY)
                    SAMANTHA HOTEL CORPORATION (PREDECESSOR)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(c) Effective January 1, 1995 RFS Management elected to be taxed as a Subchapter S Corporation for federal income tax purposes. As a result, it was generally not liable for income taxes and its financial statements for the year ended December 31, 1995 did not include a provision for federal income taxes. A pro forma adjustment to each quarter increasing the provision for income taxes by approximately $0.8 million in the aggregate has been reflected in the 1995 pro forma results.

(d) Excludes $2,565,000 of business combination expenses and provides for a related increase in income tax expense.

                                                                          QUARTER ENDED
                                                                      ----------------------
                                                                      MARCH 31,     JUNE 30,
                                                                      ---------     --------
    1996
    Total Revenues..................................................   $53,829      $ 63,547
    Net income......................................................     4,878         7,549
    Earnings per share..............................................   $  0.22      $   0.33
    Weighted average common and common equivalent shares
      outstanding...................................................    22,584        23,173

(22) SUBSEQUENT EVENT (UNAUDITED)

     On September 12, 1996, Doubletree, through a subsidiary, entered into an Agreement and Plan of Merger with Red Lion Hotels, Inc. ("Red Lion"), whereby Doubletree would acquire all of the outstanding common stock of Red Lion. Red Lion is a full service hospitality company that owns, leases and/or manages 55 hotels as of June 30, 1996 principally in the western United States. The purchase price, which is subject to adjustment, and includes the assumption of approximately $213.3 million of indebtedness, is approximately $1.2 billion and is anticipated to be funded with a combination of newly-issued shares of Doubletree Common Stock, $600.0 million in institutional debt, and existing cash. Consummation of the transaction is subject to certain conditions and is expected to be completed prior to December 31, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Red Lion Hotels, Inc.:

     We have audited the accompanying consolidated balance sheet of Red Lion Hotels, Inc. and subsidiaries (the "Company") as of December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the ten month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Red Lion Hotels, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the ten month period ended December 31, 1995, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Portland, Oregon
February 24, 1996

                             RED LION HOTELS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        JUNE 30,
                                                                       DECEMBER 31,       1996
                                                                           1995         (UNAUDITED)
                                                                       ------------     --------
ASSETS
Current Assets:
  Cash and cash equivalents..........................................    $ 68,355       $ 36,509
  Accounts receivable, net...........................................      19,709         21,761
  Accounts receivable -- affiliates..................................      12,096          4,572
  Inventories........................................................       6,339          6,286
  Prepaid expenses and other current assets..........................       5,461          4,596
  Deferred income taxes..............................................       2,306          2,796
                                                                         --------       --------
          Total current assets.......................................     114,266         76,520
Property and Equipment, net..........................................     336,269        375,567
Investment in and Advances to Unconsolidated Joint Ventures..........      16,429         16,274
Goodwill, net........................................................      21,508         21,147
Deferred Income Taxes................................................       6,571          4,773
Due from Affiliate...................................................      20,828         25,758
Other Assets, net....................................................      11,049         11,844
                                                                         --------       --------
                                                                         $526,920       $531,883
                                                                         ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................................    $ 23,618       $ 18,086
  Accrued expenses...................................................      37,197         38,288
  Current portion of long-term debt..................................       7,759          9,219
                                                                         --------       --------
          Total current liabilities..................................      68,574         65,593
Long-Term Debt, net of current portion...............................     215,608        204,109
Other Long-Term Obligations..........................................      11,169         11,776
Joint Venturers' Interest............................................       1,290          1,290
                                                                         --------       --------
          Total liabilities..........................................     296,641        282,768
                                                                         --------       --------
Commitments and Contingencies (Notes 5 and 11)
Stockholders' Equity:
  Preferred stock, $.01 par value; 10,000,000 shares authorized;
     0 shares issued and outstanding.................................          --             --
  Common stock, $.01 par value; 100,000,000 shares authorized;
     31,312,500 shares issued and outstanding........................         313            313
  Additional paid-in capital and net assets contributed..............     214,361        214,361
  Retained earnings..................................................      15,605         34,441
                                                                         --------       --------
          Total stockholders' equity.................................     230,279        249,115
                                                                         --------       --------
                                                                         $526,920       $531,883
                                                                         ========       ========

                See notes to consolidated financial statements.

                             RED LION HOTELS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            FOUR             SIX
                                                                        MONTHS ENDED     MONTHS ENDED
                                                         TEN              JUNE 30,         JUNE 30,
                                                    MONTHS ENDED            1995             1996
                                                  DECEMBER 31, 1995     (UNAUDITED)      (UNAUDITED)
                                                  -----------------     ------------     ------------
Revenues:
  Rooms.........................................     $   115,370          $     --       $   147,445
  Food and beverage.............................          72,711                --            81,389
  Other.........................................          26,688             3,421            29,133
                                                     -----------        -----------          -------
          Total revenues........................         214,769             3,421           257,967
Operating Costs and Expenses:
  Departmental direct expenses:
     Rooms......................................          28,723                --            36,991
     Food and beverage..........................          54,181                --            63,634
     Other......................................           7,996                --            10,079
  Property indirect expenses....................          43,668                --            55,163
  Other costs...................................          17,111               189            18,028
  Depreciation and amortization.................           8,715               721             9,167
  Payments due to owners of managed hotels......          19,428               295            26,178
  Expenses resulting from the Formation and
     Offering...................................          14,662                --                --
                                                     -----------        -----------          -------
  Operating Income..............................          20,285             2,216            38,727
Equity in Earnings of Unconsolidated Joint
  Ventures......................................             685                --             1,423
Other Income (Expense):
  Interest income...............................           1,600                --             1,275
  Interest expense..............................          (9,707)           (1,256)           (9,054)
                                                     -----------        -----------          -------
          Total other expense...................          (8,107)           (1,256)           (7,779)
                                                     -----------        -----------          -------
  Income Before Joint Venturers' Interests......          12,863               960            32,371
Joint Venturers' Interests......................          (1,365)             (570)             (978)
                                                     -----------        -----------          -------
  Income Before Income Taxes....................          11,498               390            31,393
Income Tax Benefit (Expense)....................           4,107             1,044           (12,557)
                                                     -----------        -----------          -------
Net Income......................................     $    15,605          $  1,434       $    18,836
                                                     ===========        ===========          =======
Earnings Per Common Share.......................     $      1.00          $ 14,340       $      0.60
                                                     ===========        ===========          =======
Weighted Average Common Shares Outstanding......      15,656,300               100        31,312,500
                                                     ===========        ===========          =======

                See notes to consolidated financial statements.

                             RED LION HOTELS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                 ADDITIONAL
                                                                   PAID-IN
                                             COMMON STOCK        CAPITAL AND
                                           -----------------     NET ASSETS      RETAINED
                                           SHARES     AMOUNT     CONTRIBUTED     EARNINGS      TOTAL
                                           ------     ------     -----------     --------     --------
Balance at February 28, 1995.............      --      $ --       $      --      $     --     $     --
Net assets contributed...................  20,900       209          34,427            --       34,636
Net proceeds from initial public
  offering...............................  10,063       101         173,287            --      173,388
Issuance of shares in conjunction with
  termination of an incentive unit
  plan...................................     350         3           6,647            --        6,650
Net income...............................      --        --                        15,605       15,605
                                           ------      ----        --------       -------     --------
Balance at December 31, 1995.............  31,313       313         214,361        15,605      230,279
Net income (unaudited)...................      --        --              --        18,836       18,836
                                           ------      ----        --------       -------     --------
Balance at June 30, 1996 (unaudited).....  31,313      $313       $ 214,361      $ 34,441     $249,115
                                           ======      ====        ========       =======     ========

                See notes to consolidated financial statements.

                             RED LION HOTELS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                           FOUR MONTHS     SIX MONTHS
                                                                                              ENDED          ENDED
                                                                                             JUNE 30,       JUNE 30,
                                                                       TEN MONTHS ENDED        1995           1996
                                                                       DECEMBER 31, 1995   (UNAUDITED)    (UNAUDITED)
                                                                       -----------------   ------------   ------------
Cash Flows from Operating Activities:
  Net income.........................................................      $  15,605         $  1,434       $ 18,836
  Adjustments to reconcile net income to cash provided by operating activities:
    Income attributable to joint venturers' interest.................          1,365              570            978
    Distributions to joint venturers.................................         (1,702)              --           (557)
    Equity in earnings of unconsolidated joint ventures..............           (685)              --         (1,423)
    Depreciation and amortization....................................          8,715              721          9,167
    Amortization of other assets.....................................          1,092               83            656
    Deferred income taxes............................................         (8,877)          (1,200)         1,308
    Issuance of common stock in connection with termination of the
      incentive unit plan............................................          6,650               --             --
    Changes in assets and liabilities:
      Accounts receivable............................................         (1,097)          (1,278)        (2,052)
      Accounts receivable -- affiliates..............................         (2,015)              --          7,524
      Inventories....................................................           (413)              --             53
      Prepaid expenses and other current assets......................           (427)              --            865
      Accounts payable, accrued expenses and other long-term
         obligations.................................................         17,683               --         (4,255)
                                                                            --------          -------       --------
         Net cash provided by operating activities...................         35,894              330         31,100
                                                                            --------          -------       --------
Cash Flows from Investing Activities:
  Purchase of property and equipment, net............................        (16,499)            (330)       (48,735)
  Net increase in due from affiliates................................         (8,017)              --         (4,930)
  Net increase in other assets.......................................                              --           (820)
  Net (increase) decrease in advances to and investments in
    unconsolidated joint ventures....................................         (3,509)              --          1,451
  Distributions from unconsolidated joint ventures...................            160               --            127
  Other investing activities.........................................            501               --             --
                                                                            --------          -------       --------
         Net cash used in investing activities.......................        (27,364)            (330)       (52,907)
                                                                            --------          -------       --------
Cash Flows from Financing Activities:
  Cash received from contribution of assets..........................         10,480               --             --
  Net proceeds from common stock issued in the Offering..............        173,388               --             --
  Proceeds from long-term borrowings.................................        135,000               --          9,000
  Repayment of long-term borrowings..................................       (256,467)              --        (19,237)
  Increase in note payable...........................................            165               --            198
  Other financing activities.........................................         (2,741)              --             --
                                                                            --------          -------       --------
         Net cash provided by (used in) financing activities.........         59,825               --        (10,039)
                                                                            --------          -------       --------
Net Increase (Decrease) in Cash and Cash Equivalents.................         68,355               --        (31,846)
Cash and Cash Equivalents at Beginning of Period.....................             --               --         68,355
                                                                            --------          -------       --------
Cash and Cash Equivalents at End of Period...........................      $  68,355         $     --       $ 36,509
                                                                            ========          =======       ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid for:
    Interest.........................................................      $   8,133         $  1,252       $  9,211
    Income taxes.....................................................          2,945               --          7,945
Noncash Investing and Financing Activities:
    Net assets (other than cash) contributed by Historical Red Lion
      (Note 1), including property and equipment of $327,928,
      long-term debt of $344,500, investments in and advances to unconsolidated joint ventures of $12,790, other assets and amounts receivable from affiliates of $54,644, other long-term obligations of $7,396, joint venturers' interests of $1,742, and current assets and current liabilities of $29,572 and
      $47,140, respectively..........................................      $  24,156         $     93       $     --

                See notes to consolidated financial statements.

                             RED LION HOTELS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

  Nature of Operations

     Red Lion Hotels, Inc. together with its subsidiaries ("Red Lion" or the "Company") is a full service hospitality company operating 55 hotels in 10 western states. A typical Red Lion property is a full service hotel located in close proximity to a business or commercial center, airport, major highway or tourist destination. Red Lion hotels target the business traveler (both individual and group) and compete primarily in the upscale segment of the lodging industry.

     The Company was incorporated in Delaware in March 1994 as a wholly owned subsidiary of Red Lion, a California Limited Partnership ("Historical Red Lion"). The Company's operations commenced in March 1995 when Historical Red Lion contributed to the Company a 49.4% interest in a joint venture (the "Santa Barbara Joint Venture") which owns Fess Parker's Red Lion Resort (the "Santa Barbara Hotel") located in Santa Barbara, California.

     The Company initiated an initial public offering of a portion of its common stock on July 26, 1995 (the "Offering"), which closed August 1, 1995, raising net proceeds of approximately $173 million. After giving effect to the Offering, Historical Red Lion owns approximately 67% of the Company.

     On August 1, 1995, prior to the closing of the Offering, Historical Red Lion repaid certain of its outstanding indebtedness with existing cash balances and contributed substantially all of its assets (excluding 17 hotels and certain related obligations (the "Leased Hotels"), certain minority joint venture interests and certain current assets) and certain liabilities to the Company (the "Formation"). Historical Red Lion subsequent to the Formation and refinancing of the Company (the "Partnership") retained the Leased Hotels and the related goodwill, deferred loan costs and mortgage debt, certain minority joint venture interests and certain current assets.

     On August 1, 1995, the Company refinanced or repaid substantially all of the debt contributed pursuant to the Formation with the net proceeds of the Offering, borrowings under a new term loan and existing cash (the
"Refinancing"). The Company also entered into a long-term master lease with the Partnership for the Leased Hotels.

  Basis of Presentation

     The accompanying financial statements reflect the contribution, at Historical Red Lion's net book value, of the interest in the Santa Barbara Joint Venture. Accordingly, the Santa Barbara Joint Venture has been consolidated with the Company in the accompanying financial statements prior to the Formation. In connection with the Formation, the other assets and liabilities contributed by Historical Red Lion have been recorded in the accompanying consolidated financial statements at Historical Red Lion's net book value at August 1, 1995. There were no operations of the Company prior to the contribution of the Santa Barbara Joint Venture. Therefore, the accompanying consolidated financial statements reflect ten months rather than twelve months of 1995 operations, consisting of the results of the Santa Barbara Joint Venture for ten months and the results of the other hotels and operations contributed pursuant to the Formation for five months.

     The Santa Barbara Joint Venture contribution did not transfer the right to manage the operations of the Santa Barbara Hotel to the Company. Therefore, the financial statements of the Company prior to the Formation do not include the operating revenues and expenses of the Santa Barbara Hotel or that hotel's current assets and current liabilities. These amounts were included in the financial statements of Historical Red Lion, which continued to manage the Santa Barbara Hotel. The right to manage the operations of the Santa Barbara Hotel was transferred to the Company at Formation, and that hotel's operating revenues, expenses and current assets and current liabilities are reflected in the consolidated financial statements of the Company beginning August 1, 1995.

                             RED LION HOTELS, INC.

     The consolidated financial statements include seven joint ventures in which the Company holds a 49.9% interest. When combined with the interests retained by the Partnership, the Company and the Partnership own at least 50% of these joint ventures. Pursuant to an agreement between the Company and the Partnership, the Company has the power, in its sole discretion, to prescribe the Partnership's conduct with respect to the joint venture interests held by the Partnership. Accordingly, the Company consolidates the four joint ventures in which the combined interests of the Partnership and the Company exceed 50%. The Company consolidates one of its 50% owned joint ventures because the Company controls the joint venture through contractual arrangements, has the majority of capital at risk through its significant ownership percentage and has guaranteed 100% of the joint venture's third party debt. The unconsolidated joint ventures, including one other 10% owned joint venture, are accounted for on the equity method of accounting.

     In 1987, Historical Red Lion sold its interest in 10 hotels to Red Lion Inns Limited Partnership, a publicly traded limited partnership (the "MLP"). Red Lion Properties, Inc., the general partner of the MLP, was contributed to the Company in connection with the Formation and is a wholly owned subsidiary of the Company. The MLP's public limited partners have an effective 98.01% ownership interest in the MLP's hotels with the general partner retaining the remaining
1.99 % ownership interest. The Company operates the MLP's hotels under a management agreement.

     Operating revenues, expenses and current assets and current liabilities of the MLP and other management contract hotels (including the three unconsolidated joint ventures which are also managed by the Company) are included in the accompanying consolidated financial statements because the operating responsibilities associated with these hotels are substantially the same as those for owned hotels. The operating profit, net of management fee income earned by the Company for managed hotels, is recorded as an expense in the accompanying consolidated statements of income. The consolidated financial statements include current assets and current liabilities of $9,933,000 and $8,843,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively, and operating revenues of $73,685,000 and $95,128,000 (unaudited) and operating expenses of $49,263,000 and $62,811,000 (unaudited) for the ten months ended December 31, 1995 and six months ended June 30, 1996, respectively, related to the operation of the MLP and other management contract hotels.

     One wholly owned hotel was acquired by Historical Red Lion in 1989 subject to a nonrecourse cash flow mortgage which requires interest payments contingent on achieving certain levels of performance. Because of the nonrecourse and cash flow nature of the loan, the mortgage has not been recorded as an obligation and the property and equipment of the hotel are excluded from the consolidated financial statements. The mortgage is in substance a management contract with a purchase option. Accordingly, the hotel is treated as a management contract in the accompanying consolidated financial statements.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. While management endeavors to make accurate estimates, actual results could differ from estimates.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

     The unaudited consolidated financial statements reflect, in the opinion of the management, all adjustments, all of which are of a normal recurring nature, necessary to present fairly the financial position of the Company at June 30, 1996 and the results of operations and cash flows for the six month period ended June 30, 1996 and for the four month period ended June 30, 1995. Interim results are not necessarily indicative of results to be expected for a full fiscal year.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                             RED LION HOTELS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, cash in banks, time deposits, commercial paper and U.S. government and other short-term securities with maturities of three months or less when purchased. The carrying amount approximates fair value because of the short-term maturity of these instruments. The balance at December 31, 1995 and June 30, 1996 includes commercial paper of $6,991,000 and $0 (unaudited) and government obligations of $58,443,000 and $32,463,000 (unaudited), respectively.

  Accounts Receivable

     Accounts receivable are shown net of allowances for doubtful accounts of $361,000 and $221,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively.

  Inventories

     Inventories consist primarily of consumable supplies as well as food and beverage products held for sale. Inventories are valued at the lower of cost, determined on a first-in, first-out basis, or market.

  Property and Equipment

     Property and equipment consist of the following (in thousands):

                                                  DECEMBER      JUNE 30,
                                                     31,          1996
                                                    1995       (UNAUDITED)
                                                 -----------   -----------
Land...........................................   $  48,126     $  53,195
Buildings and improvements.....................     321,940       345,580
Furnishings and equipment......................     122,351       131,166
Construction in progress.......................      14,834        19,803
                                                  ---------     ---------
                                                    507,251       549,744
Accumulated depreciation.......................    (170,982)     (174,177)
                                                  ---------     ---------
                                                  $ 336,269     $ 375,567
                                                  =========     =========

     Property and equipment are stated at Historical Red Lion's carrying value at the date of contribution, plus additions, at cost, made subsequent to the contribution. Additions and improvements are capitalized at cost, including interest costs incurred during construction. Normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation and amortization are removed from the respective accounts and the resulting gain or loss, if any, is included in income.

     Base stock (linens, china, silverware and glassware) is depreciated to 50% of its initial cost on a straight-line basis over three years. Subsequent replacements are expensed when placed in service. The carrying value of base stock is included in furnishings and equipment.

     Depreciation is computed on a straight-line basis using the following estimated useful lives:

        Building and improvements.....................................  10 to 40 years
        Furnishings and equipment.....................................  5 to 15 years

                             RED LION HOTELS, INC.

  Investment in and Advances to Unconsolidated Joint Ventures

     The Company is a partner in three joint ventures which are accounted for on the equity method of accounting. The Company's equity in and advances to these joint ventures are shown under the caption "Investment in and Advances to Unconsolidated Joint Ventures" in the consolidated balance sheets. Because the Company manages these joint ventures, they are accounted for as managed hotels, and therefore, the operating revenues, expenses and current assets and current liabilities of the hotels are included in the consolidated financial statements.

     Profits and losses of these joint ventures are allocated in accordance with the joint venture agreements. The Company's share of the income or losses of the joint ventures (after management fee income) is recorded under the caption "Equity in Earnings of Unconsolidated Joint Ventures" in the consolidated statements of income. If a joint venture experiences operating losses which reduce the other joint venture partner's equity to a zero balance, the loss which would otherwise be attributable to the other joint venturer is absorbed within the Company's consolidated operating results.

     Summarized financial information for the unconsolidated joint ventures, excluding the current assets and current liabilities and operating revenues and expenses included in the Company's consolidated financial statements, is as follows (in thousands and unaudited):

                                                             DECEMBER
                                                                31,        JUNE 30,
                                                               1995          1996
                                                            -----------   -----------
                                           ASSETS
        Property and equipment, net.......................   $  35,263     $  34,486
        Goodwill, net.....................................         678           667
        Deferred loan costs...............................         541           498
                                                              --------     ---------
                                                             $  36,482     $  35,651
                                                              ========     =========
                              LIABILITIES AND PARTNERS' DEFICIT
        Net working capital...............................   $   1,741     $     842
        Long-term debt, excluding current portion.........      21,841        21,364
        Company advances..................................      27,384        27,606
        Partners' deficit.................................     (14,484)      (14,161)
                                                              --------     ---------
                                                             $  36,482     $  35,651
                                                              ========     =========

                                                            TEN MONTHS     SIX MONTHS
                                                               ENDED         ENDED
                                                           DECEMBER 31,     JUNE 30,
                                                               1995          1996
                                                            -----------   -----------
        Revenues (payments from the Company representing
          gross operating profit, net of management
          fees)...........................................   $   2,729     $   4,996
        Expenses (principally depreciation and interest on
          outside debt and Company advances)..............       3,276         5,215
                                                            -----------   -----------
        Net...............................................   $    (547)    $    (219)
                                                            ============  ===========

  Goodwill

     Historical Red Lion acquired interests in certain hotels, motor inns and supporting auxiliary enterprises in 1985. Goodwill resulted from the acquisition and represents the excess of purchase price over the fair value of net assets acquired. Goodwill relates primarily to the hotels contributed to the Company by Historical Red Lion and is being amortized on a straight-line basis over its estimated useful life of approximately 40 years. Amortization expense was $301,000 and $361,000 (unaudited) for the ten months ended December 31, 1995

                             RED LION HOTELS, INC.

and six months ended June 30, 1996, respectively. Accumulated amortization aggregated $7,219,000 and $7,580,000(unaudited) at December 31, 1995 and June 30, 1996, respectively.

  Deferred Loan Costs

     Deferred loan costs incurred in connection with the Company's indebtedness are included in other assets, net, and are amortized over the life of the associated debt.

  Accrued Expenses

     Accrued expenses include the following items (in thousands):

                                                             DECEMBER      JUNE 30,
                                                                31,          1996
                                                               1995       (UNAUDITED)
                                                            -----------   -----------
        Accrued payroll and related costs.................    $22,253       $20,085
        Accrued interest..................................      2,311         2,153
        Other.............................................     12,633        16,050
                                                              -------       -------
                                                              $37,197       $38,288
                                                              =======       =======

  Other Long-Term Obligations

     The Company provides for the uninsured portions of medical, property, liability and workers compensation claims. Such costs are estimated each year based on historical claims data relating to operations. While actual results may vary from estimates, the Company maintains stop-loss insurance to minimize the effect of large claims on financial results. The long-term portion of accrued claims costs relates primarily to general liability and workers compensation claims which are not expected to be paid within one year and is reflected in other long-term obligations.

     The Company's retirement savings plan includes a non-qualified Supplemental Employee Retirement Plan ("SERP") designed to supplement key employees whose benefits would otherwise be reduced due to certain statutory limits of a 401(k) plan. In addition, the Chief Executive Officer of the Company has entered into a separate supplemental income retirement agreement with the Company. Both of these obligations are reflected in long-term obligations.

  Income Taxes

     The Company utilizes the liability method to account for income taxes. Under the liability method, deferred taxes are provided for the effects of temporary differences between the financial statement and tax bases of assets and liabilities.

  Property Indirect Expenses

     Property indirect expenses include undistributed property expenses for selling, general and administrative, utilities, repairs and maintenance and an allocation of certain corporate services (such as marketing, legal, tax and accounting services) related to the operation of the properties.

  Other Costs

     Other costs include corporate administrative and general expenses, property taxes, insurance, leases and other miscellaneous costs.

                             RED LION HOTELS, INC.

  Payments Due to Owners of Managed Hotels

     Payments due to owners of managed hotels is analogous to rent owed to outside owners due to the nature of the management contracts and the control the Company has over operations. The amounts shown in the consolidated statement of income are net of management fee income of $4,994,000 and $6,138,000 (unaudited) earned by the Company for the ten months ended December 31, 1995 and six months ended June 30, 1996, respectively.

  Joint Venturers' Interests

     The Company is a partner in eight joint ventures, each of which owns a separate hotel. The assets and liabilities of five of the eight joint ventures are fully consolidated due to the Company's control of the ventures. The other joint ventures are accounted for on the equity method of accounting (see "Investment in Unconsolidated Joint Ventures"). The caption "joint venturers' interests" represents the net equity attributable to the joint venturers' interests, including their share of income, losses, distributions and contributions.

     Profits and losses of each joint venture are allocated in accordance with the joint venture agreement. If a joint venture experiences operating losses which reduce the other joint venture partner's equity to a zero balance, the loss which would otherwise be attributable to the other joint venturer is absorbed within the Company's consolidated operating results.

  Earnings per Share and Stock Options

     Earnings per share is computed based on the weighted average number of common shares outstanding during the period. Common stock equivalents have not been included in the earnings per share calculation since their effect is immaterial.

  Impairment of Long-Lived Assets

     In March 1995, the Company adopted Statement of Financial Accounting Standards (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Management evaluates its ability to recover the recorded value of long-lived assets such as property and equipment, goodwill, investments in and advances to unconsolidated joint ventures and deferred loan costs at least annually, unless events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of projected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss would be recognized to the extent that the carrying amount of the asset differs from its fair value measured on a discounted cash flow basis. No impairment losses were recorded for the ten months ended December 31, 1995 or six months June 30, 1996.

3.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," effective January 1, 1996. SFAS No. 123 defines a fair value based method of accounting for employee stock options or similar instruments and permits companies to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows a company to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." The Company has elected to continue to measure compensation cost in conformity with APB No. 25 and to make pro forma disclosures of net income and earnings per share in its annual report on Form 10-K for the year ended December 31, 1996, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

                             RED LION HOTELS, INC.

4.  LONG-TERM DEBT AND CREDIT FACILITIES

     Long-term debt consists of the following (in thousands):

                                                  DECEMBER      JUNE 30,
                                                     31,          1996
                                                    1995       (UNAUDITED)
                                                 -----------   -----------
Term loan, LIBOR plus 2% (8.0% at December 31,
  1995 and 7.5% at June 30, 1996) payable
  through 2002.................................   $ 133,750     $ 123,869
Mortgages, variable rates (7.0% - 8.3% at
  December 31, 1995 and 6.6% - 7.0% at June 30,
  1996) payable through 1998...................      84,900        84,545
Note payable, 8.69, payable through 2022.......       4,717         4,914
                                                   --------      --------
                                                    223,367       213,328
Current portion of long-term debt..............      (7,759)       (9,219)
                                                   --------      --------
Long-term debt, net of current portion.........   $ 215,608     $ 204,109
                                                   ========     =========

     The annual principal requirements for the five years subsequent to June 30, 1996 are as follows (in thousands and unaudited):

            1997......................................................  $  9,219
            1998......................................................   101,045
            1999......................................................    19,375
            2000......................................................    20,000
            2001......................................................    27,125
            Thereafter................................................    36,564
                                                                        --------
                                                                        $213,328
                                                                        ========

     The Company has available a $130 million credit line facility of which $80 million is available for acquisitions and $50 million is available for working capital requirements. The credit line facility has a term of seven years. The term loan and credit line facility (collectively the "Credit Facility") carry a variable interest rate based on LIBOR plus 2% (8.0% at December 31, 1995 and 7.5% at June 30, 1996). Quarterly mandatory prepayments which increase over the term of the Credit Facility are required. In addition, in March of each year a mandatory prepayment of the Credit Facility is required in an amount equal to 50% of annual excess cash flow (as defined in the credit agreement) for the prior fiscal year. The $80.0 million available for acquisitions is anticipated to be utilized by the Company to finance the addition of hotels to the Red Lion chain through acquisitions, management contracts, joint ventures or leases. At June 30, 1996, there was no outstanding balance on the credit line facility. All debt and credit facilities are secured by the hotels owned by the Company or by its joint venture interests.

     The Company's credit facilities contain covenants which, among other things, prohibit the payment of cash dividends, require certain levels of tangible net worth and require the maintenance of debt coverage, interest coverage, leverage and debt-to-equity ratios. As of December 31, 1995, the Company was in compliance with these covenants.

     The Company had outstanding letters of credit totaling $5,604,000 (unaudited) at June 30, 1996. These letters of credit expire at various dates ranging from July to October, 1996.

                             RED LION HOTELS, INC.

  Interest Rate Swap Agreements

     The Company enters into interest rate swap agreements in order to reduce its exposure to interest rate fluctuations. The agreements have effectively converted floating rate debt, which is tied to LIBOR, to fixed rates. Accordingly, the net interest received or paid on the interest rate swap is recorded as an adjustment to interest expense.

     At December 31, 1995 and June 30, 1996, the Company had three interest rate swap agreements outstanding which have substantially converted $75 million of debt from floating LIBOR based rates to fixed rates ranging from 5.19% to 5.57%. The agreements expire from September 1997 to March 1998. Interest income earned by the Company relating to interest rate swap agreements for the ten months ended December 31, 1995 and six months ended June 30, 1996, was $215,000 and $74,000 (unaudited), respectively, and is included as an adjustment to interest expense.

     These agreements are with major commercial banks and management does not anticipate a credit loss due to nonperformance.

5.  LEASES

     Certain hotels are located on leased land. Certain leases contain rental provisions and renewal options which are based on a percentage of revenues, changes in the Consumer Price Index or changes in property values. All land leases extend over the remaining estimated useful lives of the buildings situated thereon. The Company also leases certain office space and equipment under operating leases. The Company leases 17 hotels (Leased Hotels) from the Partnership. The Leased Hotels are leased for an initial term of 15 years. The Company may extend the lease on a hotel-by-hotel basis for five additional five-year periods at comparable terms. Total land, office and equipment and Leased Hotels rent expense was $6,676,000 and $8,342,000 (unaudited) for the ten months ended December 31, 1995 and six months ended June 30, 1996, respectively. Future minimum rental payments required under land, office and equipment leases and Leased Hotels for the five years subsequent to June 30, 1996 are as follows (in thousands and unaudited):

            1997......................................................  $ 16,403
            1998......................................................    16,367
            1999......................................................    16,050
            2000......................................................    16,029
            2001......................................................    16,004
            Thereafter................................................   155,490
                                                                        --------
                                                                        $236,343
                                                                        ========

6.  EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution 401(k) retirement plan for all full time, non-union employees who have completed one year of service and who have attained the age of 21 years. Under the 401(k) plan, the Company contributes amounts equal to each participant's elected contributions up to 6% of eligible compensation. Pension expense under this plan was $723,000 and $1,385,000 (unaudited) for the ten months ended December 31, 1995 and six months ended June 30, 1996, respectively.

     The Company also has a non-qualified supplemental employee retirement plan. The SERP was designed to complement the 401(k) plan by restoring benefits otherwise lost by certain employees due to the statutory limits in the 401(k) plan. The pension expense under the SERP was $80,000 and $128,000 (unaudited) for the ten months ended December 31, 1995 and six months ended June 30, 1996, respectively.

                             RED LION HOTELS, INC.

     In July 1995, the Company adopted the 1995 Equity Participation Plan (the "Incentive Plan") which provides for the issuance of incentive or nonqualified stock options, stock appreciation rights and other awards to key employees, officers, consultants and non-employee directors at the discretion of the Compensation Committee. The vesting period is determined at the date of grant and generally ranges from zero to five years beginning on the date of grant. The following table summarizes stock option transactions:

                                                           SHARES UNDER        OPTION PRICE
                                                              OPTION            PER SHARE
                                                           ------------     ------------------
    Options outstanding at February 28, 1995.............           --              --
    Options granted, at fair market value on date of
      grant..............................................    2,250,833       $19.00 to $21.50
    Options forfeited....................................      (15,000)           $19.00
                                                             ---------
    Options outstanding at December 31, 1995.............    2,235,833       $19.00 to $21.50
    Options granted, at fair market value on date of
      grant (unaudited)..................................      142,500      $18.25 to $20.875
    Options forfeited....................................     (161,000)           $19.00
                                                             ---------
    Options outstanding at June 30, 1996 (unaudited).....    2,217,333       $18.25 to $21.50
                                                             =========

     At December 31, 1995 and June 30, 1996, there were 696,667 options exercisable and 1,064,157 and 1,082,667 (unaudited) shares available for grant under the Incentive Plan, respectively.

7.  RELATED PARTY TRANSACTIONS

     Prior to the Formation the Santa Barbara Hotel was operated and managed by Historical Red Lion. Management fees paid to Historical Red Lion were $385,000 for the five months ended July 31, 1995 and are included in other costs.

     Investments in and advances to unconsolidated joint ventures includes two notes receivable from one joint venture in the amounts of $1,500,000 and $2,009,000 at December 31, 1995 and $1,387,000 and $2,009,000 (unaudited) at
June 30, 1996. The notes bear interest at a fixed rate of 10.0% and prime plus 1.0% (9.5% at December 31, 1995 and 9.25% at June 30, 1996), respectively. The $1,387,000 note matures on November 21, 2003. The $2,009,000 note has an unspecified term and is to be repaid based on cash flow available for distribution, as defined. In addition, other assets, net, includes a note receivable from a joint venture partner in the amount of $1,628,000 and $1,714,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively, which bears interest at a rate based on prime (10.5% at December 31, 1995 and 10.2% at June 30, 1996) and has an unspecified term with repayment amounts based on cash flow available for distribution, as defined. In addition, accounts receivable-affiliates includes $4,120,000 and $3,448,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively, receivable from the management contract hotels and other related parties other than Red Lion Inns Limited Partnership.

     The Company leases the Leased Hotels from the Partnership. Annual lease payments aggregate $15,000,000. Lease expense for the period from the Formation through December 31, 1995 and for the six months ended June 30, 1996 totaled $6,250,000 and $7,500,000 (unaudited), respectively.

  Transactions with Red Lion Inns Limited Partnership

     A wholly owned subsidiary of the Company serves as general partner and owns
1.99 percent of the MLP. The general partner is responsible for management and administration of the MLP. In accordance with the partnership agreement, the MLP reimburses the Company for related administrative costs.

     Under a management agreement, the MLP pays base and incentive management fees to the Company. Base management fees payable to the Company are equal to 3% of the annual gross revenues of the MLP hotels. Incentive management fees payable to the Company are equal to the sum of 15% of adjusted gross

                             RED LION HOTELS, INC.

operating profit up to $36 million (operating profit target) and 25% of adjusted gross operating profit in excess of the operating profit target. Adjusted gross operating profit is gross operating profit less base management fees.

     Incentive management fees are only payable to the extent that cash flow available for distributions and incentive management fees exceeds the amount required to pay the annual priority distribution to the MLP's limited partners. Cash flow is defined as pre-tax income (or loss) before noncash charges (primarily depreciation and amortization) and incentive management fees, but after the reserve for capital improvements and principal payments on certain debt.

     The Company also charges the MLP hotels for their pro rata share of support services such as computer, advertising, public relations, promotional and sales and central reservation services.

     All MLP personnel are employees of the Company. All costs for services of such employees are reimbursed to the Company by the MLP. These costs include salaries, wages, payroll taxes and other employee benefits. Additionally, auxiliary enterprises owned by the Company sell operating supplies, furnishings and equipment to the MLP.

     The aggregate amounts, excluding personnel related expenses, charged by the Company to the MLP under the arrangements described above are as follows (in thousands):

                                                            TEN MONTHS    SIX MONTHS
                                                               ENDED         ENDED
                                                             DECEMBER      JUNE 30,
                                                                31,          1996
                                                               1995       (UNAUDITED)
                                                            -----------   -----------
        Management fees...................................    $ 3,614       $ 4,336
        Support services..................................      1,732         3,430
        Purchases from auxiliary enterprises..............      6,064         7,195
        General Partner administrative expenses...........        197           283

     Included in accounts receivable-affiliates and due from affiliate is $19,078,000 and $22,455,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively, representing amounts receivable from the MLP primarily for advances made by the Company and Historical Red Lion for capital improvements which exceeded the 3% reserve established in accordance with the provisions of the management agreement. Such amounts are presented net of current assets and current liabilities related to the managed MLP hotels of $2,194,000 and $3,231,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively. The current balance of $2,823,000 and $1,064,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively, is included in accounts receivable-affiliates. The remaining balance of $16,255,000 and $21,391,000 (unaudited) at December 31, 1995 and June 30, 1996, respectively, is classified as due from affiliate. Amounts receivable from the MLP earn interest at the rate of prime plus 0.5% (9.0% at December 31, 1995 and 8.75% at June 30, 1996).

     Accounts receivable-affiliates and due from affiliate also include certain other advances to and deferred incentive management fees receivable from the MLP. A total of $3,726,000 was advanced to the MLP to fund distributions during the first 36 months of the MLP's operations. The advance is non-interest bearing, has an unspecified term and is to be repaid out of available cash flow or refinancing proceeds. Additionally, non-interest bearing deferred incentive management fees receivable of $6,000,000 were contributed to the Company in the Formation. At December 31, 1995, $5,153,000 and $847,000 are classified as accounts-receivable-affiliates and due from affiliate, respectively. The Company received $5,299,000 (unaudited) of such fees during the six months ended June 30, 1996. Of the total remaining balance of $701,000 (unaudited), $641,000 (unaudited) is classified as due from affiliate and $60,000 (unaudited) as accounts receivable-affiliates at June 30, 1996.

                             RED LION HOTELS, INC.

     Summarized income statement information for the MLP is as follows (in thousands and unaudited):

                                                             AUGUST 1
                                                              THROUGH     SIX MONTHS
                                                             DECEMBER        ENDED
                                                                31,        JUNE 30,
                                                               1995          1996
                                                            -----------   -----------
        Revenues..........................................    $16,884       $19,677
        Net income........................................      2,364         1,722

     Revenues of the MLP represent the gross operating profit (operating revenues less operating expenses) of the MLP hotels as this amount is similar to gross rent received from the Company to manage the hotels. As discussed in Note 1, the operating revenues and expenses of the MLP hotels are consolidated. Consolidation of the operating revenues and expenses of the MLP does not affect the Company's cash flow or net income except to the extent that management fees were earned.

     Summarized balance sheet information for the MLP, not included in the accompanying consolidated balance sheets (including amounts due to the Company) is as follows (in thousands and unaudited):

                                                              DECEMBER
                                                                 31,        JUNE 30,
                                                                1995          1996
                                                             -----------   -----------
        Cash...............................................   $     229     $     448
        Noncurrent assets, primarily property and
          equipment........................................     166,038       169,112
        Current liabilities................................      29,094        28,164
        Long-term obligations, net of current portion......     117,266       124,178
        Deferred income taxes..............................       1,673         1,919
        Partners' equity...................................      18,234        15,299

8.  INCOME TAXES

     Income tax benefit (expense) consists of the following (in thousands):

                                                            TEN MONTHS    SIX MONTHS
                                                               ENDED         ENDED
                                                             DECEMBER      JUNE 30,
                                                                31,          1996
                                                               1995       (UNAUDITED)
                                                            -----------   -----------
        Current
          Federal.........................................    $(3,928)     $  (9,814)
          State...........................................       (842)        (1,435)
        Deferred
          Federal.........................................      7,767         (1,144)
          State...........................................      1,110           (164)
                                                              -------      ---------
          Total tax benefit (expense).....................    $ 4,107      $ (12,557)
                                                              =======      =========

                             RED LION HOTELS, INC.

     The effective tax rate varies from the statutory rate due to the following (in thousands):

                                                            TEN MONTHS
                                                               ENDED      SIX MONTHS
                                                             DECEMBER      JUNE 30,
                                                                31,          1996
                                                               1995       (UNAUDITED)
                                                            -----------   -----------
        Expected tax expense at federal statutory rates...    $(4,007)     $ (10,988)
        Deferred income tax benefit due to the difference
          between the book and tax bases of net assets
          contributed.....................................      9,736             --
        Nondeductible Formation and Offering Costs........       (879)            --
        State income taxes................................       (586)        (1,570)
        Other.............................................       (157)             1
                                                             --------      ---------
                  Total tax benefit (expense).............    $ 4,107      $ (12,557)
                                                             ========      =========

     Since Historical Red Lion was a partnership, no deferred tax benefits had been provided on the net assets contributed to the Company. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recorded net deferred tax assets of $1.2 million and $8.5 million related to the contribution of the Santa Barbara Joint Venture and the Formation, respectively.

     The components of the net deferred income tax assets are as follows (in thousands):

                                                             DECEMBER      JUNE 30,
                                                                31,          1996
                                                               1995       (UNAUDITED)
                                                            -----------   -----------
        DEFERRED TAX ASSETS:
          Basis difference in joint ventures..............    $ 9,720      $   9,960
          Accrued expenses................................      5,851          5,852
          Payroll related costs and other.................      1,734          1,687
                                                              -------      ---------
                  Total deferred tax assets...............     17,305         17,499
        DEFERRED TAX LIABILITIES:
          Basis difference in property and equipment......     (8,428)        (9,930)
                                                              -------      ---------
          Net deferred tax asset..........................    $ 8,877      $   7,569
                                                              =======      =========
        Net deferred tax assets are presented as follows
          (in thousands):
        Current deferred tax asset........................    $ 2,306      $   2,796
        Noncurrent deferred tax asset.....................      6,571          4,773
                                                              -------      ---------
                  Net deferred tax asset..................    $ 8,877      $   7,569
                                                              =======      =========

9.  EXPENSES RESULTING FROM THE FORMATION AND OFFERING

     Expenses resulting from the Formation and Offering include certain Formation costs of $1,314,000 and expenses resulting from the Offering of $11,348,000 and $2,000,000 related to the termination of an incentive unit plan and assumption of the obligation of a supplemental income retirement agreement, respectively.

10.  INSURANCE PROCEEDS (UNAUDITED)

     On February 8, 1996, three of the Company's hotels were evacuated due to flooding in northwestern Oregon and southwestern Washington. Two of the hotels were damaged by flood waters, have reopened and have been repaired. The third hotel was undamaged and reopened quickly. As the Company maintains flood and business interruption insurance, management does not believe that the ultimate outcome will have a

                             RED LION HOTELS, INC.

material adverse effect on the results of operations or financial position of the Company. Moreover, as the Company's flood insurance policy covers the replacement cost of the damaged property, insurance proceeds will likely exceed the net book value of the underlying property, resulting in the recognition of gains when such proceeds are received.

11.  COMMITMENTS AND CONTINGENCIES

     At June 30, 1996, the Company had commitments relating to capital improvement projects aggregating approximately $9,619,000 (unaudited).

     In connection with the Formation, the Company agreed to indemnify the Partnership with respect to any potential obligations arising out of the transfer to the Company of certain assets and the assumption of certain liabilities. Management is not aware of any such obligations.

     Beginning August 2, 1996, for a period of 60 days, the Partnership has the option to require the Company to purchase its retained joint venture interests for $1,290,000.

     The Company is party to litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect, if any, on the Company's financial position, results of operations or liquidity.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments and the methods and assumptions used to estimate such fair values at December 31, 1995, are as follows (in thousands):

                                                               CARRYING      ESTIMATED
                                                                AMOUNT       FAIR VALUE
                                                               ---------     ----------
        Accounts receivable-affiliates (Note 7)..............  $  12,096     $   11,990
        Due from affiliate (Note 7)..........................     20,828         20,080
        Long-term debt.......................................   (223,367)      (223,367)
        Interest rate swaps..................................         --             24

     The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other long-term obligations is a reasonable approximation of their fair value.

     The carrying value of accounts receivable-affiliates approximates fair value due to the short-term nature of the receivable. The carrying value of due from affiliate includes non-interest bearing receivables at December 31, 1995 aggregating $4,573,000, as discussed in Note 7. The fair value of due from affiliate is determined using estimated rates for similar notes, based on anticipated repayment dates. Based on borrowing rates currently quoted by financial institutions for debt with similar terms and remaining maturities, the carrying value of long-term debt approximates fair value.

13.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The quarterly results of the Company are not comparable since the quarter ended June 30, 1995 only includes the operations of one joint venture contributed by Historical Red Lion in March 1995. The quarter ended September 30, 1995 includes the operations of that joint venture for the quarter as well as the results of the Company subsequent to the Formation. The quarter ended December 31, 1995 was the first full quarter of

                             RED LION HOTELS, INC.

operations subsequent to the Formation. Summarized quarterly financial data are as follows (in thousands, except share and per share amounts, room and occupancy statistics):

                                                                     QUARTER ENDED
                                                  ---------------------------------------------------
                                                   JUNE                      DECEMBER
                                                    30,     SEPTEMBER 30,       31,        JUNE 30,
                                                   1995         1995           1995          1996
                                                  -------   -------------   -----------   -----------
Revenues......................................... $ 2,764    $    89,274    $   122,074   $   137,317
Operating income................................. $ 1,800    $     4,290    $    13,779   $    24,343
Net income....................................... $   220    $     7,902    $     6,269   $    12,388
Earnings per share............................... $ 2,200    $      0.38    $      0.20   $      0.40
Weighted average common shares outstanding.......     100     20,875,033     31,312,500    31,312,500
Occupancy percentage.............................      --          80.7%          65.5%         75.3%
Average room rate................................ $    --    $     76.93    $     73.51   $     81.12

14.  SUBSEQUENT EVENTS (UNAUDITED)

     On August 7, 1996, the Company acquired a 319 room hotel in Houston, Texas for $21.75 million. Additionally, on September 6, 1996, the 258 room hotel in Modesto, California which was previously managed by Red Lion was purchased by the Company for $15.6 million.

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Red Lion, a California Limited Partnership:

     We have audited the accompanying consolidated statements of operations, partners' equity and cash flows of Red Lion, a California Limited Partnership ("Historical Red Lion"), and subsidiaries for the seven month period ended July 31, 1995. These financial statements are the responsibility of Historical Red Lion's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Historical Red Lion and subsidiaries for the seven month period ended July 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Portland, Oregon
February 24, 1996

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Red Lion, a California Limited Partnership:

     We have audited the accompanying consolidated balance sheet of Red Lion, a California Limited Partnership ("Historical Red Lion"), and subsidiaries as of December 31, 1994, and the related consolidated statements of operations, partners' equity and cash flows for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of Historical Red Lion's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Historical Red Lion and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, Historical Red Lion has given retroactive effect to the changes in accounting for their investment in two joint ventures and its accounting for joint venturers' interests. Also, as discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, Historical Red Lion changed their accounting method for measuring impairment of hotel properties.

ARTHUR ANDERSEN LLP

Portland, Oregon
February 7, 1995

                      HISTORICAL RED LION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (In thousands)

                                                                                  DECEMBER 31,
                                                                                      1994
                                                                                  ------------
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................................    $ 27,804
  Short-term debt securities....................................................      40,891
  Accounts receivable, net......................................................      17,486
  Accounts receivable, affiliates...............................................      13,138
  Inventories...................................................................       6,361
  Prepaid expenses and other current assets.....................................       3,729
                                                                                    --------
          Total current assets..................................................     109,409
                                                                                    --------
PROPERTY AND EQUIPMENT, NET.....................................................     514,807
INVESTMENT IN UNCONSOLIDATED JOINT VENTURES.....................................      14,281
OTHER ASSETS:
  Goodwill, net.................................................................      36,453
  Other, net....................................................................      18,394
                                                                                    --------
          Total assets..........................................................    $693,344
                                                                                    ========
                               LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................................................    $ 19,290
  Accrued expenses..............................................................      33,007
  Current portion of long-term debt.............................................     108,358
                                                                                    --------
          Total current liabilities.............................................     160,655
                                                                                    --------
  LONG-TERM DEBT, EXCLUDING CURRENT PORTION.....................................     388,944
  OTHER LONG-TERM OBLIGATIONS...................................................       7,682
  JOINT VENTURERS' INTEREST.....................................................         905
  COMMITMENTS AND CONTINGENCIES (Notes 2, 3, 4 & 5)
  PARTNERS' EQUITY..............................................................     135,158
                                                                                    --------
          Total liabilities and partners' equity................................    $693,344
                                                                                    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      HISTORICAL RED LION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                             YEARS ENDED DECEMBER
                                                           SEVEN MONTHS               31,
                                                          ENDED JULY 31,     ---------------------
                                                               1995            1994         1993
                                                          --------------     --------     --------
REVENUES:
  Rooms.................................................     $161,834        $257,699     $242,193
  Food and beverage.....................................       92,570         159,154      156,242
  Other.................................................       27,802          46,035       41,582
                                                             --------        --------     --------
          Total revenues................................      282,206         462,888      440,017
                                                             --------        --------     --------
OPERATING COSTS AND EXPENSES:
  Departmental direct expenses:
     Rooms..............................................       39,670          64,121       60,785
     Food and beverage..................................       73,269         124,070      123,518
     Other..............................................       10,592          17,586       16,935
  Property indirect expenses............................       60,342          99,673       95,118
  Other costs...........................................       10,787          19,570       18,346
  Depreciation and amortization.........................       17,053          31,313       31,144
  Payments due to owners of managed hotels..............       32,073          42,841       41,722
                                                             --------        --------     --------
OPERATING INCOME........................................       38,420          63,714       52,449
EQUITY IN EARNINGS OF UNCONSOLIDATED JOINT VENTURES.....        1,614           1,327        1,213
OTHER EXPENSE:
  Interest expense, net.................................      (20,316)        (32,737)     (30,065)
  Loss on sale of property..............................           --              --       (1,701)
                                                             --------        --------     --------
          Total other expense...........................      (20,316)        (32,737)     (31,766)
                                                             --------        --------     --------
INCOME BEFORE JOINT VENTURERS' INTERESTS AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE...........................       19,718          32,304       21,896
JOINT VENTURERS' INTERESTS..............................          411          (1,321)        (323)
                                                             --------        --------     --------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE....       20,129          30,983       21,573
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
  (NOTE 1)..............................................           --              --      (29,878)
                                                             --------        --------     --------
NET INCOME (LOSS).......................................     $ 20,129        $ 30,983     $ (8,305)
                                                             ========        ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      HISTORICAL RED LION AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994
                      AND SEVEN MONTHS ENDED JULY 31, 1995
                                 (In thousands)

                                                            PARTNERS'     ACCUMULATED
                                                             CAPITAL        DEFICIT        TOTAL
                                                            ---------     -----------     --------
BALANCE, December 31, 1992................................  $ 180,000      $ (67,520)     $112,480
Net loss..................................................         --         (8,305)       (8,305)
                                                             --------       --------      --------
BALANCE, December 31, 1993................................    180,000        (75,825)      104,175
Net income................................................         --         30,983        30,983
                                                             --------       --------      --------
BALANCE, December 31, 1994................................    180,000        (44,842)      135,158
Net income................................................         --         20,129        20,129
                                                             --------       --------      --------
BALANCE, July 31, 1995....................................  $ 180,000      $ (24,713)     $155,287
                                                             ========       ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      HISTORICAL RED LION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                             SEVEN MONTHS        YEARS ENDED
                                                                ENDED            DECEMBER 31,
                                                               JULY 31,      --------------------
                                                                 1995          1994        1993
                                                             ------------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................    $ 20,129      $ 30,983    $ (8,305)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Cumulative effect of accounting change................          --            --      29,878
     Loss on sale of property..............................          --            --       1,701
     Income attributable to joint venturers' interests.....        (411)        1,321         323
     Equity in earnings of unconsolidated joint ventures...      (1,614)       (1,327)     (1,213)
     Depreciation and amortization.........................      16,316        31,313      31,144
     Amortization of other assets (principally deferred
       loan costs).........................................         737         1,927       1,612
     Decrease (increase) in accounts receivable, net.......      (1,185)       (2,217)         72
     Increase in accounts receivable, affiliates...........      (1,441)       (1,545)     (6,253)
     Decrease (increase) in inventories....................         435          (520)        714
     Decrease (increase) in prepaid expenses and other
       current assets......................................      (1,305)           89        (249)
     Increase (decrease) in accounts payable, accrued
       expenses and other long-term obligations............      (4,548)        4,920       5,139
                                                               --------      --------    --------
  Total adjustments........................................       6,984        33,961      62,868
                                                               --------      --------    --------
          Net cash provided by operating activities........      27,113        64,944      54,563
                                                               --------      --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......................     (15,858)      (23,959)    (20,002)
  Proceeds from sale of property and equipment.............          --            --       1,190
  Distributions to joint venturers.........................        (252)       (1,241)       (467)
  Purchase of short-term debt securities...................     (19,694)      (44,307)         --
  Proceeds from sales of short-term debt securities........      60,585         3,416          --
  Other investing activities, net..........................       1,751            72       1,911
                                                               --------      --------    --------
          Net cash (used in) provided by investing
            activities.....................................      26,532       (66,019)    (17,368)
                                                               --------      --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings.......................    $  1,223      $  1,892    $ 50,430
  Net increase (decrease) in revolving lines of credit.....          --        72,000     (14,148)
  Repayment of long-term debt..............................     (13,839)      (45,523)    (71,550)
  Other financing activities...............................          --          (768)     (2,053)
                                                               --------      --------    --------
          Net cash (used in) provided by financing
            activities.....................................     (12,616)       27,601     (37,321)
                                                               --------      --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......      41,029        26,526        (126)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............      27,804         1,278       1,404
                                                               --------      --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................    $ 68,833      $ 27,804    $  1,278
                                                               ========      ========    ========

                      HISTORICAL RED LION AND SUBSIDIARIES

                                 (In thousands)

                                                             SEVEN MONTHS
                                                                ENDED            YEARS ENDED
                                                               JULY 31,          DECEMBER 31,
                                                                 1995          1994        1993
                                                               --------      --------    --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest,
     net of capitalized portion............................    $ 23,633      $ 28,368    $ 26,738
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Purchase of property for noncash consideration...........    $     --      $     --    $  1,500

  The accompanying notes are an integral part of these consolidated financial statements.

                      HISTORICAL RED LION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Red Lion, a California Limited Partnership ("Historical Red Lion"), acquired interests in certain hotels, motor inns and supporting auxiliary enterprises on April 10, 1985, which were previously operating as Red Lion Inns and Thunderbird Motor Inns. One of the previous principal owners contributed his ownership interests in exchange for a limited partnership interest in Historical Red Lion.

     On April 14, 1987, Historical Red Lion sold its interest in 10 hotels to Red Lion Inns Limited Partnership, a publicly traded limited partnership (the "MLP"). Red Lion Properties, Inc., a wholly-owned subsidiary of Historical Red Lion, is the general partner of the MLP. Since completion of this sale, the MLP's limited partners have had an effective 98.01% ownership interest in the hotels with the general partner retaining the remaining 1.99% ownership interest. Historical Red Lion operates the MLP's hotels under a management agreement.

  Basis of Presentation

     The accompanying consolidated financial statements include Historical Red Lion, its wholly-owned subsidiaries and five of its seven partially owned joint ventures. Historical Red Lion consolidates those entities which it controls. Historical Red Lion is the managing general partner, controls and owns 75 percent, 66.67 percent, 66.67 percent, 51 percent and 50 percent of the joint venture interests of the five consolidated joint ventures. Historical Red Lion consolidates one of its 50 percent owned joint ventures because Historical Red Lion controls the joint venture through contractual arrangements, has the majority of capital at risk through its significant ownership percentage and has guaranteed 100 percent of the joint venture's third party debt. The remaining two joint ventures are accounted for using the equity method of accounting. Each of the seven joint ventures is a single purpose venture whose only business is the operation of one Red Lion hotel.

     Operating revenues and expenses and current assets and current liabilities of the MLP and other management contract hotels (including the two unconsolidated joint ventures which are also managed by Historical Red Lion) are included in the accompanying consolidated financial statements because the operating responsibilities associated with these hotels are substantially the same as those for owned hotels. The operating profit net of management fee income for managed hotels is recorded as an expense in the accompanying consolidated statements of operations. The consolidated financial statements also include the following amounts related to managed hotels (including the two unconsolidated joint ventures which are also managed by Historical Red Lion): current assets and current liabilities of $8,121,000 at December 31, 1994; operating revenues of $155,668,000, $166,283,000 and $110,684,000 for the years ended December 31, 1993 and 1994 and for the seven month period ended July 31, 1995, respectively; and operating expenses of $107,801,000, $113,131,000 and $72,216,000 for the years ended December 31, 1993 and 1994 and for the seven month period ended July 31, 1995, respectively.

     One wholly-owned hotel was acquired in 1989 subject to a non-recourse cash-flow mortgage which requires interest payments contingent on achieving certain levels of performance. Because of the non-recourse and cash flow nature of the loan, the mortgage has not been recorded as an obligation, and the property and equipment of the hotel are excluded from the accompanying consolidated financial statements. The mortgage is in substance a management contract with a purchase option. Accordingly, the hotel is treated as a management contract in the accompanying consolidated financial statements.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

                      HISTORICAL RED LION AND SUBSIDIARIES

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, cash in banks, certificates of deposit, time deposits and U.S. government and other short-term securities with maturities of three months or less when purchased. The carrying amount approximates fair value because of the short term maturity of these instruments.

  Short-Term Debt Securities

     Short-term debt securities include treasury bills, commercial paper and other short-term debt securities with maturities greater than three months when purchased. All of these securities mature within ten months from December 31, 1994. As the securities are actively traded, Historical Red Lion has classified these investments as trading securities and these securities are recorded at market which approximated cost at December 31, 1994.

  Accounts Receivable

     Accounts receivable are shown net of allowances for doubtful accounts of $357,000 at December 31, 1994 and approximate fair value.

  Inventories

     Inventories consist primarily of consumable supplies as well as food and beverage products held for sale. Inventories are valued at the lower of cost, determined on a first-in, first-out basis, or market.

  Property and Equipment

     Property and equipment consist of the following at December 31, 1994 (in thousands):

        Land.............................................................  $  70,579
        Buildings and improvements.......................................    500,922
        Furnishings and equipment........................................    183,506
        Construction in progress.........................................      7,878
                                                                            --------
                                                                             762,885
        Less allowance for depreciation and amortization.................   (248,078)
                                                                            --------
                                                                           $ 514,807
                                                                            ========

     Additions and improvements are capitalized at cost, including interest costs incurred during construction. There was no capitalized interest during the seven month period ended July 31, 1995, or during each of the two years ended December 31, 1994. Normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation and amortization are removed from the respective accounts and the resulting gain or loss, if any, is included in income.

     Base stock (linens, china, silverware and glassware) is depreciated to 50% of its initial cost on a straightline basis over three years. Subsequent replacements are expensed when placed in service. The carrying value of base stock is included in furnishings and equipment as noted above.

     Depreciation and amortization of property and equipment were computed on a straight-line basis using the following estimated useful lives:

        Buildings.......................................................  40 years
        Improvements....................................................  10-15 years
        Furnishings and equipment.......................................  3-15 years

                      HISTORICAL RED LION AND SUBSIDIARIES

     Effective January 1, 1993, Historical Red Lion prospectively changed the estimated useful lives of its buildings to 40 years from lives averaging 32 years. The change was made to align building lives with actual experience and common industry practice. The effect of the change was to decrease depreciation expense for 1993 by approximately $2,600,000.

     Effective January 1, 1993, Historical Red Lion changed its accounting method for measuring impairment of hotel properties from using undiscounted future cash flows to discounted future cash flows. Historical Red Lion made this change because it believes this is a preferable method of measuring impairment of hotel properties. As a result of this change, the 1993 consolidated financial statements include a reduction in the carrying value of one hotel of $29,878,000 reflected as a cumulative effect of accounting change in the accompanying consolidated statements of operations for the year ended December 31, 1993. The reduction in depreciation expense as a result of this change was $994,000 in 1993.

  Investment in Unconsolidated Joint Ventures

     Historical Red Lion is a partner in two joint ventures that are accounted for on the equity method of accounting. Historical Red Lion's equity in and advances to these joint ventures are shown under the caption "Investment in Unconsolidated Joint Ventures" in the accompanying consolidated balance sheets. Because Historical Red Lion manages these joint ventures, they are accounted for as managed hotels, and therefore, the operating working capital of the hotels are consolidated in the accompanying consolidated balance sheets.

     Profits and losses of these joint ventures are allocated in accordance with the joint venture agreements. Because the hotels are accounted for as managed hotels, the operating revenues and expenses are consolidated in the accompanying statements of operations with Historical Red Lion's share of the income or losses of the joint ventures (after management fee income) recorded under the caption "Equity in Earnings of Unconsolidated Joint Ventures." If a joint venture experiences operating losses which reduce the other joint venture partner's equity to a zero balance, the loss which would otherwise be attributable to the other joint venturer is absorbed within Historical Red Lion's consolidated operating results.

     Summarized financial information for the unconsolidated joint ventures, excluding the working capital and operating revenues and expenses which are consolidated in Historical Red Lion's consolidated financial statements, is as follows (in thousands and unaudited):

                                                                          DECEMBER 31,
                                                                              1994
                                                                          ------------
        ASSETS
        Total current assets............................................    $    470
        Property and equipment, net.....................................      24,161
        Goodwill, net...................................................         701
        Other assets....................................................          68
                                                                            --------
                                                                            $ 25,400
                                                                            ========
        LIABILITIES AND PARTNERS' DEFICIT
        Total current liabilities.......................................    $  1,076
        Long-term debt, excluding current portion.......................       8,913
        Historical Red Lion advances....................................      26,973
        Partners' deficit...............................................     (11,562)
                                                                            --------
                                                                            $ 25,400
                                                                            ========

                      HISTORICAL RED LION AND SUBSIDIARIES

                                                       SEVEN MONTHS        YEARS ENDED
                                                          ENDED           DECEMBER 31,
                                                         JULY 31,       -----------------
                                                           1995          1994       1993
                                                       ------------     ------     ------
        Revenues (payments from Historical Red Lion
          representing gross operating profit).......     $4,533        $6,642     $5,831
        Expenses (principally depreciation and
          interest on
          outside debt and Historical Red Lion
          advances)..................................      4,484         6,850      5,817
                                                          ------        ------     ------
        Net income (loss)............................     $   49        $ (208)    $   14
                                                          ======        ======     ======

  Goodwill

     Goodwill resulted from the April 10, 1985 acquisition and represents the excess of purchase price over the net fair value of assets acquired and is being amortized on a straight-line basis over 40 years. Accumulated amortization was $11,177,000 at December 31, 1994. Management evaluates its accounting for goodwill impairment, considering such factors as historical and future profitability, annually, or more frequently when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. To perform that review, the Company estimates the sum of expected future discounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of goodwill, the Company will recognize an impairment loss in an amount necessary to write down goodwill to a fair value as determined from expected future discounted cash flows. Management believes that the goodwill at December 31, 1994 is realizable and the amortization period is appropriate.

  Deferred Loan Costs

     Deferred loan costs are included in other assets, net and represent prepaid mortgage financing fees which are amortized over the life of the associated mortgages.

  Other Assets

     Other assets include approximately $2.7 million of costs incurred through December 31, 1994 related to the initial public offering. This amount was contributed to Red Lion Hotels, Inc. and netted against the proceeds of such initial public offering.

  Accrued Expenses

     Accrued expenses include the following items at December 31, 1994 (in thousands):

        Accrued payroll and related costs..................................  $20,682
        Accrued interest...................................................    2,676
        Other..............................................................    9,649
                                                                             -------
                                                                             $33,007
                                                                             =======

  Insurance Reserves

     Historical Red Lion provides for the uninsured costs of medical, property, liability and workers compensation claims. Such costs are estimated each year based on historical claim data relating to operations conducted through December 31, 1994. The long-term portion of accrued claims costs relate primarily to general liability and workers compensation claims and are reflected in other long-term obligations in the accompanying consolidated balance sheets.

                      HISTORICAL RED LION AND SUBSIDIARIES

  Income Taxes

     Historical Red Lion is a limited partnership. Accordingly, no provision is made for income taxes as taxes on income are the responsibility of the partners. The allocation of taxable income or loss and depreciation expense to each partner is based on the terms of the partnership agreement.

  Property Indirect Expenses

     Property indirect expenses include undistributed property expenses for selling, general and administrative, utilities, repairs and maintenance, and an allocation of certain corporate services (such as marketing, legal, tax and accounting services) related to the operation of the properties.

  Other Costs

     Other costs include corporate administrative and general expenses, property taxes, insurance, leases and other miscellaneous costs.

  Payments Due to Owners of Managed Hotels

     "Payments due to owners of managed hotels" is analogous to rent owed to outside owners due to the nature of the management contracts and the control Historical Red Lion has over operations. The amounts shown on the statements of operations are net of management fee income of $6,145,000 and $10,311,000 for 1993 and 1994, respectively, and $6,395,000 for the seven month period ended July 31, 1995.

  Joint Venturers' Interests

     Historical Red Lion is a partner in seven joint ventures, each of which owns a separate hotel. The assets and liabilities of five of the seven joint ventures are fully consolidated in the accompanying financial statements. The other joint ventures are accounted for on the equity method of accounting (see Investment in Unconsolidated Joint Ventures above). The assets and liabilities attributable to joint venturers' interests existing at the date of the April 10, 1985 acquisition were valued at historical amounts and were not revalued to reflect appraised values at that date. The caption "joint venturers' interests" represents the net equity attributable to the joint venturers' interests, including their share of income, losses, distributions and contributions.

     Profits and losses of each joint venture are allocated in accordance with a joint venture agreement. If a joint venture experiences operating losses which reduce the other joint venture partner's equity to a zero balance, the loss which would otherwise be attributable to the other joint venturer is absorbed within Historical Red Lion's consolidated operating results.

  Prior Year Restatements

     In 1994, Historical Red Lion retroactively changed two of its accounting principles for all years presented in the accompanying consolidated financial statements as follows:

          - In prior years, Historical Red Lion generally absorbed losses attributable to other joint venturers' interests once the equity of the other joint venturer was reduced to zero. However, certain distributions and losses attributable to other joint venturers' interests were not absorbed by Historical Red Lion if such amounts were deemed recoverable from the fair value of the joint ventures' assets. Accordingly, these distributions and losses were reflected as joint ventures' interests in the consolidated balance sheets. In 1994, Historical Red Lion changed its accounting policy to absorb all losses and distributions to outside joint venturers once a partner's equity has been reduced to zero. Historical Red Lion changed its accounting policy for joint ventures'

                      HISTORICAL RED LION AND SUBSIDIARIES
         interest to more closely align with the accounting treatment discussed in Emerging Issues Task Force No. 94-2 issued in 1994. This change decreased income before cumulative effect of accounting change by $515,000 for the year ended December 31, 1993. The change also increased accumulated deficit at December 31, 1991 by approximately $11.8 million.

          - Two of Historical Red Lion's 50 percent owned joint ventures, which had been previously consolidated, are now accounted for on the equity method. Historical Red Lion's five other joint ventures continue to be consolidated in the accompanying financial statements. There was no effect of this change on net income or partners' equity in any year.

  Prior Year Reclassifications

     Certain prior year amounts have been reclassified to conform to current year presentation.

2.  LONG-TERM DEBT

     Long-term debt at December 31, 1994 consists of the following (in thousands):

        Mortgages, secured by hotel properties, variable rates, 7.13% to
          10%, payable in varying installments through 1999...............  $390,750
        Mortgages, secured by hotel properties, fixed rates, 8.75% to 11%,
          payable in varying installments through 2008....................     4,211
        Note payable, fixed rate, 8.69%, payable through 2022.............     4,341
        Bank revolving credit lines, unsecured............................        --
        Term loan, unsecured, variable rate, 8.06%, payable through
          1997............................................................    98,000
                                                                            --------
                                                                             497,302
        Current portion of long-term debt.................................  (108,358)
                                                                            --------
                  Long-term debt, excluding current portion...............  $388,944
                                                                            ========

     The annual principal requirements for the five years subsequent to December 31, 1994 are as follows (in thousands):

          1995............................................................  $108,358
          1996............................................................   110,328
          1997............................................................   215,120
          1998............................................................    46,992
          1999............................................................    15,298
          Thereafter......................................................     1,206
                                                                            --------
                                                                            $497,302
                                                                            ========

     The current portion of long-term debt at December 31, 1994 includes $87 million related to balloon payments on four mortgages which are due in 1995. Management believes that these maturities can be satisfied from existing or future financing resources.

  Loan Extension Options

     The above presentation of principal payments due for each of the five years subsequent to December 31, 1994 and thereafter reflects Historical Red Lion's plan to exercise certain options under the existing loan agreements to extend the due dates of various loans.

                      HISTORICAL RED LION AND SUBSIDIARIES

 Revolving Credit Lines and Term Loan

     At December 31, 1993, Historical Red Lion had two revolving credit line facilities, with a combined total amount available of $105 million, of which $32,218,000 was outstanding, including amounts due under the cash management system.

     Historical Red Lion's primary credit agreement provided a $100 million three-year revolving credit line with variable interest rates that varied, at Historical Red Lion's option, on the bank's prime rate, certificate of deposit rate or the London Interbank Offering Rate (LIBOR). The weighted average interest rate for 1993 was 5.4%, with the rate at December 31, 1993, equal to 5.3%. At December 31, 1993, $26 million was outstanding under this line.

     The credit agreement, with the same interest rate options, converted to a three-year term loan on September 1, 1994. At December 31, 1994, $98 million was outstanding under this term loan. Quarterly principal payments, equal to 2% of the term loan balance as of September 1, 1994, will be required through 1997 at which time the remaining principal balance will be due and payable. The weighted average interest rate for 1994 was 6.92% with the rate at December 31, 1994 equal to 8.06%. Historical Red Lion must maintain, among other things, certain financial covenants over the term of the loan. As of December 31, 1994, Historical Red Lion was in compliance with these covenants.

     Historical Red Lion also had a $5 million line of credit which was terminated in 1994.

     Historical Red Lion had outstanding letters of credit of $10,762,000 at December 31, 1994. These letters of credit are unsecured.

 Interest Rate Swap Agreements

     Historical Red Lion enters into interest rate swap agreements in order to lessen its exposure to interest rate changes. The agreements have effectively converted floating rate debt, which is tied to LIBOR, to fixed rate debt. The interest cost relating to interest rate swap agreements for the years ended December 31, 1993 and 1994 was $1,345,000 and $743,000, respectively, and interest income for the seven months ended July 31, 1995 was $353,000.

     At December 31, 1994, Historical Red Lion had three interest rate swap agreements outstanding which have substantially converted $75 million of debt from floating LIBOR based rates to all-in fixed rates ranging from 7.01% to 7.39% in 1994. The terms of the agreements range from four and one half to five years.

     These agreements are with major commercial banks and the exposure to a credit loss in the event of nonperformance by the banks is minimal.

 Disclosures About Fair Value of Financial Instruments

     Based on the borrowing rates currently quoted by financial institutions for bank loans with terms and maturities similar to Historical Red Lion's long-term debt, the carrying value of such debt approximates its fair value. Based on quotes obtained from dealers, Historical Red Lion would have had a gain of approximately $5,375,000 to settle the interest rate swap agreements at December 31, 1994.

3.  LEASES

     Certain Historical Red Lion hotels are located on leased land. Two of these leases contain rental provisions which are based on a percentage of revenues. All land leases extend over the remaining useful lives of the buildings situated thereon. Historical Red Lion also leases certain office space and equipment under operating leases. Total land, office and equipment rent expense was $1,252,000 and $1,350,000 for the years ended December 31, 1993 and 1994, respectively and $961,000 for the seven months ended July 31, 1995.

                      HISTORICAL RED LION AND SUBSIDIARIES

     Future minimum rental payments subsequent to December 31, 1994 required under land, office and equipment leases are as follows (in thousands).

        1995...............................................................   $   975
        1996...............................................................       945
        1997...............................................................       898
        1998...............................................................       721
        1999...............................................................       668
        Thereafter.........................................................    12,786
                                                                              -------
                                                                              $16,993
                                                                              =======

4.  EMPLOYEE BENEFIT PLANS

     Historical Red Lion has a defined contribution 401(k) retirement plan for all full time, non-union employees who have completed one year of service and who have attained the age of 21 years.

     Under the 401(k) plan, Historical Red Lion contributes amounts equal to each participants' elected contributions up to 6% of eligible compensation. Pension expense under this plan was $1,670,000 and $1,758,000 for the years ended December 31, 1993 and 1994, respectively, and $1,338,000 for the seven months ended July 31, 1995.

     Historical Red Lion also has a non-qualified supplemental employee retirement plan ("SERP"). The SERP was designed to complement the 401(k) plan by restoring participants' benefits otherwise lost by certain employees due to the statutory limits in the 401(k) plan. The pension expense under the SERP was $287,000 and $322,000 for the years ended December 31, 1993 and 1994, respectively, and $126,000 for the seven months ended July 31, 1995.

     Certain management employees are participants in an incentive unit plan. Participation units are awarded at the discretion of Historical Red Lion's general partner. No units have been awarded since 1991. Awarded units vest five years after the award date and are payable five years after vesting or earlier under certain circumstances. Unit values are determined by various formulas tied to cash flow, as defined, and appreciation in value of Historical Red Lion and partners' equity. No accrual for this plan was required for the years ended December 31, 1993 or 1994, or the seven month period ended July 31, 1995.

     The Chief Executive Officer of Historical Red Lion has an incentive compensation agreement, the value of which is tied to the increase, if any, in the value of Historical Red Lion's partners' equity. No accrual for this agreement was required for the years ended December 31, 1993 or 1994, or the seven month period ended July 31, 1995.

5.  COMMITMENTS AND CONTINGENCIES

     At December 31, 1994, Historical Red Lion had commitments, relating to capital improvement projects, of $7,994,000.

     Historical Red Lion is party to litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect, if any, on Historical Red Lion's financial position, results of operations or liquidity.

6.  RELATED PARTY TRANSACTIONS

     At December 31, 1994, other assets, net, include $1,483,000 of interest bearing notes receivable from a joint venturer.

                      HISTORICAL RED LION AND SUBSIDIARIES

     Other significant related party transactions are discussed in Notes 1 and 7.

7.  TRANSACTIONS WITH RED LION INNS LIMITED PARTNERSHIP

     As discussed in Note 1, Red Lion Properties, Inc. ("Properties"), a wholly-owned subsidiary of Historical Red Lion, serves as general partner and owns 1.99% of the MLP.

     Historical Red Lion manages the MLP hotels pursuant to a management agreement and receives a base management fee equal to 3% of annual gross revenues plus an incentive management fee based on adjusted gross operating profit, as defined in the management agreement. The management agreement, which began in 1987, has a seventy-five year term including renewal options. Historical Red Lion also charges the MLP hotels for their pro rata share of support services such as computer, advertising, public relations, promotional and sales and central reservation services.

     All the MLP personnel are employees of Historical Red Lion and its affiliates. Additionally, auxiliary enterprises owned by Historical Red Lion sell operating supplies, furnishings and equipment to the MLP. In the opinion of management, sales to the MLP by the auxiliary enterprises were made at prices and terms which approximate arms-length transactions.

     The aggregate amounts, excluding personnel related expenses, charged to the MLP under the arrangements described above were as follows (in thousands):

                                                           SEVEN MONTHS        YEARS ENDED
                                                              ENDED           DECEMBER 31,
                                                             JULY 31,       -----------------
                                                               1995          1994       1993
                                                           ------------     ------     ------
    Management fees......................................     $4,956        $7,456     $4,029
    Support services.....................................      2,409         3,778      3,653
    Purchase from auxiliary enterprises..................      5,184         9,513      9,409

     Incentive management fees are subordinate to distributions by the MLP to facilitate current payment of distributions to the limited partners. The subordinated fees accrue without interest up to a maximum amount of $6 million. This ceiling was reached in 1988 and, because management does not anticipate it will be paid during 1995, such amount has been classified as non-current under the caption other assets, net, in the consolidated balance sheet at December 31, 1994.

     At December 31, 1994, other assets, net, include $3,726,000 which Properties advanced to the MLP under a $4 million credit facility made available to facilitate cash distributions to partners during the MLP's first 36 months of operations. The amount outstanding under this facility will be repaid to Historical Red Lion out of either (i) cash flow after payment of priority distributions and incentive management fees or (ii) sale or refinancing proceeds prior to any distribution to limited partners.

     In addition to the incentive management fee and general partner loan discussed above, Historical Red Lion was due $13,482,000 from the MLP for services, payroll funding and capital expenditure funding provided as of December 31, 1994. These amounts are included in accounts receivable, affiliates in the consolidated balance sheet, net of working capital related to the managed MLP hotels of $1,160,000, at December 31, 1994.

                      HISTORICAL RED LION AND SUBSIDIARIES

     Summarized income statement information for MLP is as follows (in thousands):

                                                         SEVEN MONTHS         YEARS ENDED
                                                            ENDED            DECEMBER 31,
                                                           JULY 31,       -------------------
                                                             1995          1994        1993
                                                         ------------     -------     -------
    Revenues...........................................    $ 22,258       $35,620     $32,511
                                                            =======       =======     =======
    Income before cumulative effect of change in
      accounting principle.............................       2,153         2,929       3,206
    Cumulative effect of change in accounting for
      income taxes.....................................          --            --      (1,351)
                                                            -------       -------     -------
    Net income.........................................    $  2,153       $ 2,929     $ 1,855
                                                            =======       =======     =======

     Revenues of the MLP represent the gross operating profit (operating revenues less operating expenses) of the MLP hotels as this amount is similar to gross rent received from Historical Red Lion to manage the hotels. As discussed in Note 1, the operating revenues and expenses of the MLP hotels are consolidated in Historical Red Lion's consolidated financial statements.

     Consolidation of the operating revenues and expenses of the MLP does not affect Historical Red Lion's cash flow or net income except to the extent that management fees were paid.

     Summarized balance sheet information for the MLP, not included in the accompanying consolidated balance sheet (including amounts due from and owed to Historical Red Lion) is as follows (in thousands):

                                                                              DECEMBER 31,
                                                                                  1994
                                                                              ------------
    Cash....................................................................    $     --
    Noncurrent assets, primarily property and equipment.....................     165,205
    Current liabilities.....................................................      17,343
    Long-term obligations, net of current portion...........................     123,430
    Deferred income taxes...................................................       1,401
    Partners' equity........................................................      23,031

8.  LOSS ON SALE OF PROPERTY

     During 1993, Historical Red Lion recorded a loss of $1,701,000 which resulted from the sale of excess land and other assets.

9.  SUBSEQUENT EVENTS (UNAUDITED)

     On August 1, 1995, Historical Red Lion contributed substantially all of its assets (excluding 17 hotels (the "Leased Hotels"), certain minority joint venture interests and certain current assets) and certain liabilities to Red Lion Hotels, Inc. ("RLHI") in exchange for 20,899,900 shares of RLHI's common stock. An additional 10,062,500 shares of RLHI's common stock were sold to the public at the August 1, 1995 closing of RLHI's initial public offering, raising net proceeds of $173,388,000.

     Also on August 1, 1995, Historical Red Lion paid $50,052,000 of the remaining indebtedness and contributed the Leased Hotels and the remaining related debt to a new partnership wholly-owned by Historical Red Lion. Such debt, aggregating approximately $91,136,000, was repaid with proceeds from a $97,500,000 refinancing of the Leased Hotels.

                            [Inside back cover page]
                               [Artwork to come]

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